№ 82-5198
Rule 12g3-2(b) exemption

CENTERTELECOM

JOINT-STOCK CENTRAL TELECOMMUNICATION COMPANY

Degtiarny per., 6/2, Moscow, GSP-3, 125993, Russia Phone: +7(095) 209-33-25. Fax: +7 (095) 209-30-07. E-mail: info@centertelecom.ru

RECEIVED

ref.№ 08-15/101 date 07.06.2007 pages incl. cover

2007 JUN 15 A 6:43

OFFICE OF INTERNATIONAL CORPORATE FINANCE

[redacted]

07024508

Securities and Exchange Commission
Office of International Finance,
Corporate Finance Division
450 Fifth Street, N.W.
Washington, D.C.20549, U.S.A.

SUPPL

Dear Sirs and Madams!

The information given below is forwarded to the US Securities and Exchange Commission (the Commission) on behalf of OJSC «CenterTelecom» (the Issuer), the company established in correspondence with the legislation of the Russian Federation, due to Rule 12g3-2(b)(1)(iii) adopted on the basis of Exchange Act of 1934 with amendments, in accordance with requirements to exemption provided to the Issuer by the Commission under Rule 12g3-2(b).

Attachments:

1. Quarterly report for the IVth quarter of 2006 – 232 pages.
2. Notice of a material fact «Information about events resulting in one-time increase (decrease) of net profit or net loss of the issuer by more then 10 percent» - 1 page.
3. The Company news about change in profit in Q1 of 2007 – 3 pages.
4. The Company news about preparation of the Board of Directors of OJSC «CenterTelecom» for Annual Shareholder Meeting – 1 page.
5. Notice of facts which may have significant impact on the company's securities price – 1 page.
6. The Company news about recommendation of the Board of Directors of OJSC «CenterTelecom» of Annual Dividend Payment – 1 page.
7. The Company news about resignation of the company's General Director – 1 page.
8. The Company news about appointment General Director of CenterTelecom – 1 page.

PROCESSED
JUN 20 2007
THOMSON FINANCIAL

Sincerely yours,

General Director S.V. Pridantsev

№ 82-5198
Rule 12g3-2(b) exemption

NOTICE OF A MATERIAL FACT

"INFORMATION ABOUT EVENTS RESULTING IN ONE-TIME INCREASE (DECREASE) OF NET PROFIT OR NET LOSS OF THE ISSUER BY MORE THAN 10 PERCENT"

1. General information	
1.1. Full corporate name of the issuer	*Open Joint-Stock Central Telecommunication Company*
1.2. Short corporate name of the issuer	*OJSC «CenterTelecom»*
1.3. Location of the registered office	*23 Proletarskaya Street, Khimki, Moscow region, 141400, Russian Federation*
1.4. State Registration Number of the issuer	*1025006174710*
1.5. INN of the issuer	*5000000970*
1.6. Unique issuer code assigned by the registration authorities	*00194-A*
1.7. Address of the Internet page used by the issuer for posting notices	*www.centertelecom.ru*

2. Contents of the notice

2.1. Fact resulting in one-time increase of the net profit of the issuer by more than 10 percent: ***revenues increase in Q1 2007 comparing with Q4 2006 was due to reserves creation (reserve on the investments devaluation, reserve on unused vacations, reserve on employees end year results remuneration, reserve on the contingent liabilities.***

2.2. Date of the fact resulting in one-time increase of the net profit of the issuer by more than 10 percent: ***02.05.2007.***

2.3. Net profit of the issuer in the reporting period (Q4 2006) preceding the reporting period when the relevant fact occurred: ***124 021 000 (One hundred twenty for thousand and twenty one) thousand rubles.***

2.4. Net profit of the issuer in the reporting period (Q1 2007) when the relevant fact occurred: ***1 111 486 000 (One million one hundred eleven thousand and four hundred eighty six) thousand rubles.***

2.5. Change in the net profit in absolute and relative (percentage) terms:

Absolute change in the net profit: ***987 465 000 (Nine hundred eighty seven thousand and four hundred sixty five) thousand rubles.***

Percentage change in the net profit: *796.2%.*

3. Signature

3.1. General Director
OJSC «CenterTelecom» ____________ S.V. Pridantsev
Seal

3.2. Date: May 02, 2007.

3.3. Chief Accountant
OJSC «CenterTelecom» ____________ A.D. Kartashov

3.4. Date: May 02, 2007.

Сообщение о существенном факте
«Сведения о фактах, повлекших за собой разовое увеличение (уменьшение) чистой прибыли или чистых убытков эмитента более чем на 10 процентов»

1. Общие сведения	
1.1. Полное фирменное наименование эмитента	***Открытое акционерное общество «Центральная телекоммуникационная компания»***
1.2. Сокращенное фирменное наименование эмитента	***ОАО «ЦентрТелеком»***
1.3. Место нахождения эмитента	***Российская Федерация, 141400, г. Химки Московской области, ул. Пролетарская, дом 23***
1.4. ОГРН эмитента	***1025006174710***
1.5. ИНН эмитента	***5000000970***
1.6. Уникальный код эмитента, присвоенный регистрирующим органом	***00194-А***
1.7. Адрес страницы в сети Интернет, используемой эмитентом для раскрытия информации	***www.centertelecom.ru***

2. Содержание сообщения
2.1. Факт, повлекший за собой разовое увеличение чистой прибыли эмитента более чем на 10 процентов: ***увеличение прибыли в 1 квартале 2007 года по сравнению с 4 кварталом 2006 года произошло за счет создания в 4 квартале 2006 года резервов (резерв под обесценение финансовых вложений, резерв по неиспользованным отпускам, резерв на оплату годового вознаграждения работников по итогам года, резерв по условным обязательствам)*** 2.2. Дата появления факта, повлекшего за собой разовое увеличение чистой прибыли эмитента более чем на 10 процентов:***02.05.2007 года.*** 2.3. Значение чистой прибыли эмитента за отчетный период (4 квартал 2006 г.), предшествующий отчетному периоду, в котором появился соответствующий факт: ***124 021 000 (Сто двадцать четыре миллиона двадцать одна тысяча) рублей.*** 2.4. Значение чистой прибыли эмитента за отчетный период (1 квартал 2007 г.), в котором появился соответствующий факт (факты): ***1 111 486 000 (Один миллиард сто одиннадцать миллионов четыреста восемьдесят шесть тысяч) рублей.*** 2.5. Изменение чистой прибыли эмитента в абсолютном и процентном отношении: Абсолютное изменение чистой прибыли: ***987 465 000 (Девятьсот восемьдесят семь миллионов четыреста шестьдесят пять тысяч) рублей.*** Процентное изменение чистой прибыли: *796,2%.*

3. Подпись		
3.1. Генеральный директор ОАО «ЦентрТелеком»		С.В. Приданцев
3.2. Дата «02» мая 2007 г.	М.П.	
3.3. Главный бухгалтер ОАО «ЦентрТелеком»		А.Д. Карташов
3.4. Дата «02» мая 2007 г.		

Nº 82 - 5198
Rule 12g3-2(b) exemption

CENTERTELECOM

RECEIVED
2007 JUN 15 A 6:43
OFFICE OF INTERNATIONAL CORPORATE FINANCE

Company news

CenterTelecom Reports Doubled Net Profit for 1Q 2007

Moscow, May 3, 2007. OJSC CenterTelecom (OTC: CRMUY.PK; MICEX: CTLK, CTLKP; RTS: ESMO, ESMOP), major provider of fixed-line telecommunications services in the Central Federal District of Russia, today announced its financial results in accordance with Russian Accounting Standards (RAS) for the first quarter 2007.

Key Financial Highlights for 1Q 2007

RUR, million	**1Q 2007**	**1Q 2006**	***Changes, %***
Revenues for ordinary activities	7,797.70	6,610.52	*+17.94*
Including revenues from telecommunication services	*7,404.49*	*6,181.20*	*+19.79*
Costs for ordinary activities	5,538.25	4,816.40	*+14.98*
Including depreciation	*955.98*	*962.73*	*-0.70*
EBITDA (1)	3,134.92	2,407.25	*+30.23*
EBITDA margin (2)	40.2%	36.4%	-
Sales profit	2,258.45	1,794.12	*+25.88*
Net profit	1,111.49	540.52	*+105.63*

1) EBITDA is calculated as earnings before taxes plus interest payable plus depreciation plus leasing payment minus interest receivable;
2) EBITDA margin is calculated as EBITDA/revenues;

Characteristics of operational efficiency

- The number of telecommunication lines per employee rose by 19.23% to 124 lines (104 lines for 1Q 2006);
- Revenue per line rose by 15.73%. from RUR1,004.6 in 1Q 2006 to RUR1,162.6 in1Q 2007;
- Revenue per employee reached RUR144.5 thousands, 38.01% more than in 1Q 2006 (RUR104.7 thousands);
- Personnel numbers were reduced by 14.32% and reached 53,714 employees (62,694 in 1Q 2006);
- Profitability calculated from net profit reached 14.26% (8.18% in 1Q 2006).

Income structure (RUR million)

Services	1Q 2007	1Q 2006	*Changes, %*
Long distance telephone communications	3,875.39	3,544.57	*+9.33*
Inter-zonal telephone communications (3)	1,342.49	659.07	*+103.69*
Services related to cooperation agreements	294.64	332.20	*-11.31*
Services related to traffic	1,182.60	1,227.08	*-3.62*
Internet access services	546.73	342.55	*+59.61*
Other types of communications	457.28	407.93	*+12.10*
Income of other sales (non-core operations)	97.57	97.12	*+0.46*
TOTAL	7,796.70	6,610.52	*+17.94*

(3) Income from inter-zonal communications including income from inter-zonal communications through pay phones and from the provision of services on behalf of other inter-zonal communications carriers

The number of ADSL users under the DOMOLINK brand rose by 33.97% in 1Q 2007 and reached 154,137 users (compared with 115,052 as of 31 December 2006). The share of income from Internet access services rose to 7.01% (5.18% in 1Q 2006).

Number of fixed line communication services' subscribers increased by 1.87% to 6,560,235 subscribers for 1Q 2007 (6,439,913 subscribers in 1Q 2006).

In 1Q 2007 implementation of the "calling party pays" rule provided growth of income from inter-zonal communications by 103.69% and reached RUR1,342.49 million (RUR659.07 million in 1Q 2006).

Expenditure structure (RUR million)

Type of expenditure	1Q 2007	1Q 2006	*Changes, %*
Depreciation of key assets	955.98	962.73	*-0.70*
Wages	1,855.38	1,730.67	*+7.21*
Social insurance	483.93	438.97	*+10.24*
Material expenditures (total)	505.24	510.59	*-1.05*
Expenditures connected with interaction with other telecommunication operators	620.70	196.77	*+215.44*
Other expenditures	1,117.02	976.67	*+14.37*

TOTAL	5,538.25	4,816.40	*+14.99*

Higher expenditures connected with interaction with other telecommunication operators in 1Q 2007 by 215.44% in comparison with 1Q 2006 is attributable to implementation of the "calling party pays" rule on 1 July 2006.

Commenting on the 1Q 2007 RAS results Sergey Pridantsev, CEO CenterTelecom, said that generally the company's management is satisfied with the results of the first quarter of 2007 and considers them a confirmation of stable development and appropriateness of the strategy being implemented by CenterTelecom's management. He added: "In the first quarter of 2007 the increase of the company's net profit reached 105.63% in comparison with the same period of 2006. Mostly this is connected with the raising of tariffs for inter-zonal telecommunication services and the development of Internet access services, in particular with growth of number of DOMOLINK subscribers (in March 2007 the number of users of DOMOLINK ADSL service reached over 154 thousand people). Moreover a complex of measures taken by CenterTelecom in order to optimize personnel, to reduce the scale of the investment program and external debts also contributed to these positive results."

CenterTelecom's accounting report is available:
http://www.centertelecom.ru/eng/investor/finratings/rbcu/interim/

For further details please contact:
Yana Lavrentyeva
Head of PR and IR Department
+7 495 793 2486
pr@centertelecom.ru

***

OJSC CenterTelecom is the largest fixed-line telecommunication company operating in the Central Federal District, where more than 20% of the Russian population live. The Company provides citizens with the wide range of telecommunication services, including local and intraareal telephone communication services, high speed Internet access via xDSL technology, data transmission, wireline and on-air radio broadcasting, cable TV broadcasting and also provides connection services and traffic processing services to other communication operators. Quality Management System of OJSC «CenterTelecom» was certified as complying with the requirements of the State Standard GOST R ISO 9001-2001 (International Standard ISO 9001:2000). The Company actively develops broadband multiservice backbone networks and customer access networks on the basis of cutting-edge telecommunication technologies.

Nº 82 - 5198
Rule 12g3 (-2b) exemption

CENTER TELECOM

RECEIVED
2007 JUN 15 A 6:23
CORPORATE FINANCE

Company news

CenterTelecom Board of Directors Prepares for Annual Shareholder Meeting

The Board of Directors of CenterTelecom, meeting on 10 May, took decisions on a number of issues related to the organization of the company's Annual General Meeting of shareholders (AGM).

At the meeting the members of the Board preliminarily approved the company's annual report, considered the annual accounting report including profits and losses report; auditor's and CenterTelecom's Audit Committee's conclusions. The members of the Board also gave their recommendations on profit allocation including recommendations on the size and terms of payment of dividends.

The Board discussed amendments and additions to CenterTelecom's Charter and Regulations on the Board of Directors. Members of the Board suggested the selection of Ernst & Young LLC as the company's auditor for 2007, and gave their recommendations on the annual fee payable to the members of the Board. The meeting participants also approved the text of notification of AGM, a list of the documents to be submitted to the shareholders and the format and text of voting papers.

Decisions of the Board of Directors were made taking into the account recommendations of CenterTelecom's Corporate Governance Committee, Audit Committee and HR Committee.

In accordance with the decision of the Board of Directors made at the meeting held on 13 April 2007 the following AGM agenda was approved:

1. Approval of the company's annual report, annual accounting report including profits and losses report, allocation of profit including dividend payment and losses for 2006.
2. Election of members of the Board of Directors
3. Election of Audit Committee members.
4. Approval of the company's auditor for 2007.
5. Inclusion of amendments and additions into the CenterTelecom's Charter, approval of the revised Charter
6. Inclusion of amendments and additions into the CenterTelecom's Regulations on the Board of Directors, approval of the revised Regulations.
7. Annual remuneration to members of the Board of Directors.
8. Interruption of CenterTelecom's participation in the Association of Electric Communications of Central Region

The Annual General Meeting of CenterTelecom shareholders will be held on 18 June, 2007 at 11 a.m. at the Renaissance Moscow Hotel, Moscow, Olympiysky Prospect, 18/1. Registration of shareholders will be held from 9 a.m. 18 June. The list of the persons who have voting rights at the AGM was compiled as of 4 May 2007.

Completed voting documents can be sent to CenterTelecom, Moscow, 125993, Degtyarny pereulok, 6, bldg 2. The ballot documents will be accepted until 15 June 2007.

For further details please contact:
Yana Lavrentyeva
Head of PR and IR Department
+7 495 793 2486
pr@centertelecom.ru

№ 82-5198
Rule 12g3-2(b) exemption

NOTICE OF FACTS WHICH MAY HAVE SIGNIFICANT IMPACT ON THE COMPANY'S SECURITIES PRICE

1. General information	
1.1. Full corporate name of the issuer	***Open Joint-Stock Central Telecommunication Company***
1.2. Short corporate name of the issuer	***OJSC «CenterTelecom»***
1.3. Location of the registered office	***23 Proletarskaya Street, Khimki, Moscow region, 141400, Russian Federation***
1.4. State Registration Number of the issuer	***1025006174710***
1.5. INN of the issuer	***5000000970***
1.6. Unique issuer code assigned by the registration authorities	***00194-A***
1.7. Address of the Internet page used by the issuer for posting notices	***www.centertelecom.ru***

2. Contents of the notice
2.1. Date of the Board of Directors meeting the referred decision was made at: ***May 10, 2007.***
2.2. Date of the drawing up and number of Minutes of the Company Board of Directors meeting the referred decision was made at: ***10.05.2007, Minutes № 25.***
2.3. Content of the decision made by the Board of Directors of the Company: ***To recommend to the annual general meeting of shareholders:*** ***1) To approve the annual report, annual balance sheet, including profit and losses balance sheet (profit and losses statements) of the Company for fiscal year 2006.*** ***2) To distribute the Company earnings as of the results of the reporting year 2006 as follows:*** ***- to form reserve fund 102 392.40 thousand rubles;*** ***-to pay out dividends 520 326.35 thousand rubles, including:*** ***preferred shares type A – 0.3893300 RUR per one share;*** ***ordinary shares – 0.1999621 per one share;*** ***- for the Company equity capital increase – 1 425 129.25 thousand rubles.*** ***To pay out dividends in monetary form, for type A preferred shares before August 17, 2007, for ordinary shares before December 20. 23007.***

3. Signature		
3.1. General Director OJSC «CenterTelecom»	______________ Seal	S.V. Pridantsev
3.2. Date: May 10, 2007.		

Сообщение о сведениях,
которые могут оказать существенное влияние на стоимость ценных бумаг акционерного общества

1. Общие сведения	
1.1. Полное фирменное наименование эмитента	***Открытое акционерное общество "Центральная телекоммуникационная компания"***
1.2. Сокращенное фирменное наименование эмитента	***ОАО «ЦентрТелеком»***
1.3. Место нахождения эмитента	***Российская Федерация, 141400, г. Химки Московской области, ул. Пролетарская, дом 23***
1.4. ОГРН эмитента	***1025006174710***
1.5. ИНН эмитента	***5000000970***
1.6. Уникальный код эмитента, присвоенный регистрирующим органом	***00194-А***
1.7. Адрес страницы в сети «Интернет», используемой эмитентом для раскрытия информации	***www.centertelecom.ru***

2.Содержание сообщения

ИНФОРМАЦИЯ О ПРИНЯТОМ СОВЕТОМ ДИРЕКТОРОВ АКЦИОНЕРНОГО ОБЩЕСТВА РЕШЕНИИ

2.1.Дата проведения заседания совета директоров общества, на котором принято соответствующее решение: ***10 мая 2007 года.***
2.2.Дата составления и номер протокола заседания совета директоров общества, на котором принято соответствующее решение: ***10 мая 2007 года, протокол № 25.***
2.3.Содержание решения, принятого советом директоров общества:

Рекомендовать годовому общему собранию акционеров:

1) Утвердить годовой отчет, годовую бухгалтерскую отчетность, в том числе отчет о прибылях и убытках (счет прибылей и убытков) Общества за 2006 финансовый год.

2) Распределить прибыль Общества по результатам отчетного 2006 года следующим образом:

- на формирование резервного фонда 102 392,40 тыс.руб.;

- на выплату дивидендов 520 326,35 тыс.руб., в том числе:

по привилегированным акциям типа А – 0, 3893300 руб. на одну акцию;

по обыкновенным акциям – 0, 1999621 руб. на одну акцию;

- на увеличение собственного капитала Общества 1 425 129, 25 тыс.руб.

Дивиденды выплатить в денежной форме по привилегированным акциям типа А в срок до 17 августа 2007 года, по обыкновенным акциям в срок до 20 декабря 2007 года.

3. Подпись

3.1. Генеральный директор
ОАО «ЦентрТелеком» С.В. Приданцев

М.П.

3.2. Дата «10» мая 2007г.

Nº 82-5198
Rule 12g3-2(b) exemption

CENTER TELECOM

Company news

Board of Directors of CenterTelecom Recommends Annual Dividend Payment

The Board of Directors of CenterTelecom, meeting on 10 May, decided to recommend to the Annual General Meeting of the company's shareholders a dividend of RUR 0.3893300 per preferred share type A and RUR 0.1999621 per ordinary share.

The dividends are recommended to be paid in cash in accordance with the following schedule:

- by 17 August, 2007 on preferred type A shares
- by 20 December, 2007 on ordinary shares

The formula is established by CenterTelecom's Charter and Regulations on Dividend Policy. Following a significant increase in net profit in 2006 in comparison with 2005, the Board of Directors recommended increasing the proportion of net profit to be allocated for the payment of dividends on preferred shares by RUR 315.54 million. This is 290% more than the net profit allocated for the payment of dividends on ordinary shares for 2005. The Board recommended the portion of net profit allocated for the payment of dividends on preferred shares type A be RUR 204.78 million or 300% more than was paid on this category of share for 2005. If the Annual General Meeting of CenterTelecom shareholders approve these decisions of the Board, the total portion of net profit which will be allocated for payment of dividends for 2006 will triple in comparison with 2005 and will reach RUR 520.32 million.

For further details please contact:
Yana Lavrentyeva
Head of PR and IR Department
+7 495 793 2486
pr@centertelecom.ru

Nº 82 – 5198
Rule 12g3-2(b) exemption

CENTERTELECOM

Company news

CenterTelecom Board Accepts Resignation of Sergei Pridantsev

Moscow, June 5, 2007. The Board of Directors of CenterTelecom at its meeting held on 4 June considered a resignation request from Sergei Pridantsev, the company's General Director. The Board approved the early departure of the company's General Director with effect from 7 June.

The issue of appointment of a new General Director will be considered by the Board on 7 June. A draft of the decision on this issue will be prepared by the Human Resources Committee of the Board of Directors which is responsible for selection of a candidate for this position.

Alexander Kiselev, Chairman of the Board, and General Director, Svyazinvest OJSC, stressed that the resignation was Sergei Pridantsev's own idea, and he leaves the company on his own initiative.

For further details please contact:
Yana Lavrentyeva
Head of PR and IR Department
+7 495 793 2486
pr@centertelecom.ru

nº 82-5198
Rule 12g3-2(b) exemption

CENTER TELECOM

Company news

CenterTelecom Announces New Appointment

Moscow, June 7, 2007. The Board of the Directors of CenterTelecom at its meeting held on 7 June considered a list of candidates for the position of company General Director. The candidates were recommended by the Human Resources Committee of the Board of Directors. Vaagn Martyrosyan has been appointed General Director of CenterTelecom. The Board also approved terms of the labor contract which will be concluded with Mr. Martyrosyan and determined the term of his tenure of employment, from 8 June, 2007 to 30 July, 2009.

Vaagn Martyrosyan was born on 8 December, 1951 in Tbilisi. In 1974 he graduated from Yerevan Polytechnic Institute, specializing in automatics and telemechanics. In 1980 he graduated from the Institute of Management Issues attached to the Academy of Sciences and the Ministry of the Instrument Making Industry of USSR. From 1974-1977 he worked for the Yerevan branch of the Central Scientific and Research Institute of Telecommunications as an engineer, senior engineer and ultimately chief engineer. In 1980-1993 he was employed as Head of Laboratory, Head of Scientific Department, First Deputy Head of Yerevan branch of the Central Scientific and Research Institute of Telecommunications. In 1993 he joined the Central Telegraph company as Deputy Director for New Technologies, in July 1995 was appointed Deputy General Director for Business Development, and in 1997 First Deputy General Director. From 2001-2007 he was General Director of Central Telegraph OJSC. Mr. Martyrosyan has the honorary titles Master of Telecommunications and Honored Telecommunications Worker. He was awarded the medal "For Labor Valor". Mr. Martyrosyan is married, and has two daughters.

Moreover the Board decided to approve the resignation from the Board of Management of former General Director Sergei Pridantsev effective 7 June. In accordance with current Russian legislation and CenterTelecom's Charter, Vaagn Martyrosyan will head the company's Board from 8 June.

№ 82-5198
Rule 12g3-2(b) exemption

RECEIVED
2007 JUN 15 A 6:23
OFFICE OF INTERNATIONAL CORPORATE FINANCE

QUARTERLY REPORT

Open Joint-Stock Company

"Central Telecommunication Company"

Code of the Issuer:	0	0	1	9	4	–	A

for the IVth quarter of 2006

Domicile: *23 Proletarskaya Street, Khimki, the Moscow region, 141400, Russia*

Mailing address: *6 Degtiarny Pereulok, Building 2, GSP-3, Moscow, 125993, Russia*

The information in this quarterly report is disclosed pursuant to applicable law of the Russian Federation on securities

General Director of OJSC «CenterTelecom»	(signature)	*S.V. Pridantsev*
Date « 01 » February 2007		
Chief Accountant of OJSC «CenterTelecom»	(signature)	*A.D. Kartashov*
Date « 01 » February 2007	Seal	

Contact person: *Deputy Director of Securities and Corporate Governance Department Ms Natalya A. Sudareva*
Telephon: *+7 (495) 793-23-42*
Fax: *+7 (495) 793-24-38*
E-mail address: *ocb@centertelecom.ru*

The information disclosed in this quarterly report is posted at: *www.centertelecom.ru*

Table of contents

Introduction

Full registered name of the Issuer.
Открытое акционерное общество "Центральная телекоммуникационная компания" (in Russian)
Joint-Stock Central Telecommunication Company

The abbreviated name of the Issuer:
ОАО "ЦентрТелеком" (in Russian)
JSC CenterTelecom

Domicile of the Issuer:
23 Proletarskaya Street, Khimki, the Moscow region, 141400, Russia
Mailing address:
6 Degtiarny Pereulok, Building 2, GSP-3, Moscow, 125993, Russia

Tel.: (495) 650-34-34 **Fax:** (495) 650-30-07
E-mail: info@centertelecom.ru
Website where the full text of the Issuer's quarterly report is posted at: http://www.centertelecom.ru

Overview of the outstanding (placed) securities:

Shares issued by the Issuer

Type of the securities: ***shares***
Type: ***ordinary***
Form of the securities: ***registered book-entry***
Nominal value of one piece of securities: ***RUR3.00***
Number of actually placed securities pursuant to the registered report on the results of the issue: ***1 578 006 833 shares***

Type of the securities: ***shares***
Type: ***preference Class A***
Form of the securities: ***registered book-entry***
Nominal value of one piece of securities: ***RUR3.00***
Number of actually placed securities pursuant to the registered report on the results of the issue: ***525 992 822 shares.***

Overview of the bonds issued by the Issuer

Category of securities: ***bonds***
Series: ***1-K***
Type: ***interest-bearing***
Form of the securities: ***registered book-entry***
Nominal value of one bond of the issue: ***RUR 500***
Number of actually placed securities pursuant to the registered report on the results of the issue: ***11 397.***

Category of securities: ***bonds***
Series: ***2-K***
Type: ***interest-bearing***
Form of the securities: ***registered book-entry***
Nominal value of one bond of the issue: ***RUR 1 000***
Number of actually placed securities pursuant to the registered report on the results of the issue: ***260.***

Category of securities: ***bonds***
Series: ***3-K***
Type: ***interest-bearing***
Form of the securities: ***registered book-entry***
Nominal value of one bond of the issue: ***RUR 500***
Number of actually placed securities pursuant to the registered report on the results of the issue: ***5 396.***

Category of securities: ***bonds***
Series: ***4-K***
Type: ***interest-bearing***
Form of the securities: ***registered book-entry***
Nominal value of one bond of the issue: ***RUR 1 000***
Number of actually placed securities pursuant to the registered report on the results of the issue: ***70.***

Category of securities: ***bonds***
Series: ***5-K***
Type: ***interest-bearing***
Form of the securities: ***registered book-entry***
Nominal value of one bond of the issue: ***RUR 3 600***
Number of actually placed securities pursuant to the registered report on the results of the issue: ***499.***

Category of securities: ***bonds***
Series: ***6-K***
Type: ***interest-bearing***
Form of the securities: ***registered documented bonds***
Nominal value of one bond of the issue: ***RUR 1 500***
Number of actually placed securities pursuant to the registered report on the results of the issue: ***499.***

Category of securities: ***bonds***
Series: ***7-K***
Type: ***interest-bearing***
Form of the securities: ***registered book-entry***
Nominal value of one bond of the issue: ***RUR 1 500***
Number of actually placed securities pursuant to the registered report on the results of the issue: ***499.***

Category of securities: ***bonds***
Series: ***8-K***
Type: ***interest-bearing***
Form of the securities: ***registered book-entry***
Nominal value of one bond of the issue: ***RUR 1 500***
Number of actually placed securities pursuant to the registered report on the results of the issue: ***500.***

Category of securities: ***bonds***
Series: ***9-K***
Type: ***interest-bearing***
Form of the securities: ***registered book-entry***
Nominal value of one bond of the issue: ***RUR 1 500***
Number of actually placed securities pursuant to the registered report on the results of the issue: ***50.***

Category of securities: ***bonds***
Series: ***10-K***
Type: ***interest-bearing***
Form of the securities: ***registered book-entry***
Nominal value of one bond of the issue: ***RUR 1 500***
Number of actually placed securities pursuant to the registered report on the results of the issue: ***200.***

Category of securities: ***bonds***
Series: ***11-K***
Type: ***interest-bearing***
Form of the securities: ***registered book-entry***
Nominal value of one bond of the issue: ***RUR 1 500***
Number of actually placed securities pursuant to the registered report on the results of the issue: ***500.***

Category of securities: ***bonds***
Series: ***3-И***
Type: ***interest-bearing***
Form of the securities: ***registered book-entry***
Nominal value of one bond of the issue: ***RUR 6 000***
Number of actually placed securities pursuant to the registered report on the results of the issue: ***349.***

Category of securities: ***bonds***
Series: ***4-И***
Type: ***interest-bearing***
Form of the securities: ***registered book-entry***
Nominal value of one bond of the issue: ***RUR 4 000***
Number of actually placed securities pursuant to the registered report on the results of the issue: ***68.***

Category of securities: ***bonds***
Series: ***04***
Class: ***interest-bearing***
Form of the securities: ***documentary***
Full name of the securities of the issue: ***interest-bearing documentary non-convertible series 04 bearer bonds to be centrally kept with a custodian***
Nominal value of one bond: ***RUR 1 000 rubles***
Quantity of the actually placed securities according to the registered report on the issue results: ***5 622 595.***

Category of securities: ***bonds***
Series: ***05***
Class: ***interest-bearing***
Form of the securities: ***documentary***
Full name of the securities of the issue: ***interest-bearing documentary non-convertible series 05 bearer bonds to be centrally kept with a custodian***
Nominal value of one bond: ***RUR 1 000 rubles***
Quantity of the actually placed securities according to the registered report on the issue results: ***3 000 000.***

This quarterly report contains estimates and forecasts of the authorized governing bodies of the Issuer regarding future events and/or developments, development outlook for the industry where the Issuer does business, and results of the Issuer's business activities, including the Issuer's prospects and plans, probability of certain event occurrences and undertaking certain actions. Investors are advised not to rely fully on the estimates and forecasts made by the Issuer's governing bodies, as actual results of the Issuer's activities in future may deviate from the forecast ones due to a number of reasons. Purchases of securities carry inherent risks outlined in this quarterly report.

I. Background of persons-members of the Issuer's governing bodies, information on bank accounts, the auditor, appraiser, and financial consultant of the Issuer, and other persons who signed the quarterly report

1.1. Members of the governing bodies of the Issuer

The Board of Directors of the Issuer
The Board Chairman
Mr. Alexander N. Kiselev, born in 1962
Members of the Board of Directors:
Mr. Boris Dm. Antonyuk, born in 1949
Mr. Nikolai B. Arutyunov, born in 1964
Mr. Andrei V. Beskorovayny, born in 1958
Mr. Valery V. Degtyarev, born in 1957
Mr. Sergei I. Kuznetsov, born in 1953
Mr. Dmitry A. Milovantsev, born in 1971
Mrs. Oksana V. Petrova, born in 1973
Mr. Victor D. Savchenko, born in 1960
Mrs.Elena P. Selvich, born in 1968
Mr. Valery N. Yashin, born in 1941

The sole person executive body of the Issuer –General Director
Mr. Sergey V. Pridantsev, born in 1967

Collective executive body – the Management Board of the Issuer
Chairman:
Mr. Sergey V. Pridantsev, born in 1967
Members of the Management Board:
Mr. Pavel V. Antyushin, born in 1977
Mr. Mikhail V. Batmanov, born in 1978
Mr. Yury A. Bilibin, born in 1971.
Mr. Alexander P. Gribov, born in 1972
Mr. Dmitry V. Karmanov, born in 1975
Mr. Andrei D. Kartashov, born in 1974
Mr. Alexander Iv. Kirillov, born in 1956
Mr. Alexander A. Lutsky, born in 1972
Mr. Sergei V. Nazarov, born in 1971.
Mr. Dmitri Parkhomenko born 1972

1.2. Information on bank accounts of the Issuer

List of OJSC CenterTelecom bank accounts as of the end of the reporting period:

Branch/ structural unit	Full name of the bank (parent)	Abbreviated corporate name of the bank	Bank location (domicile)	Name of the bank branch (where is served)	Address of the bank branch (where is served)	Bank INN	Settlement account number of the structural unit	Bank Identification Code of the subsidiary	Correspondent Account of the bank branch	Account type (income/budgetary)
OJSC «CenterTelecom» /General Directorate	Joint-Stock Commercial Saving Bank of the Russian Federation (Open JSC)	SAVING BANK OF RUSSIA (OAO)	19 Vavilova Street, Moscow, 117997, Russia	Middle Russia bank of SB RF	8 Bolshaya Andronievskaya Street, Moscow, 109544, Russia	7707083893	40702810740020100852	044525225	30101810400000000225	settlement
OJSC «CenterTelecom» /General Directorate	Joint-Stock Commercial Bank Promsvyazbank (Closed Joint-Stock Company)	ACB Promsvyaz bank (ZAO)	10 Smirnovskaya Street, Building 22, Moscow, 109052, Russia	ACB Promsvyaz bank (ZAO)	8 Tverskaya-Yamskaya Str., Moscow, 125047	7744000912	40702810000120612326	044583119	30101810600000000119	settlement
OJSC «CenterTelecom» /General Directorate	«Petrocommerts» Bank(Open Joint-Stock company)	Petrocommerts» Bank (OJSC)	24 Petrovka Street, Moscow, 127051	Petrocommerts» Bank (OJSC)	24 Petrovka Street, Moscow, 127051	7707284568	40702810200000002626	044525352	30101810700000000352	settlement
OJSC «CenterTelecom» /General Directorate	Open Joint-Stock Company Vneshtorgbank	Open JSC Vneshtorgbank	16 Kuznetski Most Street, Moscow, 103031, Russia	Open JSC Vneshtorgbank	43 Vorontsovskaya Str., Moscow, 109044	7702070139	40702810000090220287	044525187	30101810700000000187	settlement
OJSC «CenterTelecom» /General Directorate	Open Joint-Stock Company Vneshtorgbank	Open JSC Vneshtorgbank	16 Kuznetski Most Street, Moscow, 103031, Russia	Open JSC Vneshtorgbank	43 Vorontsovskaya Str., Moscow, 109044	7702070139	40702810200090020287	044525187	30101810700000000187	settlement
OJSC «CenterTelecom»/ General Directorate	"Bank of Moscow" (Open Joint-Stock Company)	OJSC "Bank of Moscow"	8/15 Rozhdestvenka Street, building 3, Moscow, 107996, Russia	«Nikolskoye» branch of OJSC « Bank of Moscow»	25 Nikolskaya Str., Moscocw, 109012	7702000406	40702810200510000613	044525219	30101810500000000219	settlement
OJSC «CenterTelecom»/ General Directorate	Bank VTB 24 (closed joint-stock company)	VTB 24 (CJSC)	35 Myasnitskaya Str.., Moscow, 101000	VTB 24 (CJSC)	14/7 Sukharevskaya Sq., Moscow, 107045	7710353606	40702810817130017541	044525716	30101810100000000716	settlement

OJSC «CenterTelecom»/General Directorate	Bank VTB 24 (closed joint-stock company)	VTB 24 (CJSC)	35 Myasnitskaya Str.., Moscow, 101000	VTB 24 (CJSC)	14/7 Sukharevskaya Sq., Moscow, 107045	7710353606	40702810717130007541	044525716	30101810100000000716	settlement
OJSC «CenterTelecom»/ General Directorate	Inter-regional commercial bank for development of telecommunications and information (Open JSC)	MCB Svyazbank (OAO)	7 Tverskaya Street, Moscow, 125375, Russia	MCB Svyazbank (OAO)	7 Tverskaya Street, Moscow, 125375, Russia	7710301140	40702810700000001183	044525848	30101810900000000848	settlement

1.3. Auditor of the Company

Full corporate name of the auditor:
Limited Liability Company Ernst&Young
Abbreviated name: ***Ernst&Young Ernst&Young***
Location: ***77 Sadovnicheskaya nab., building 1, Moscow, 115035, Russia***
Telephone: ***7 (495) 755 9700*** Fax: ***7 (495) 755 9701***
e-mail: ***moscow@ru.ey.com***
The auditor license:
License No: ***E002138***
Date of issue: **September *30, 2002***
Valid till: ***September 30, 2007***
License issuing body: ***Ministry of Finance of the Russian Federation***

Financial year (years), for which the auditor conducted independent audit of accounting and financial statements of the Issuer:

Audit company «Ernst&Young» LLC conducted audit of the Russian accounting statements for 2005 and financial statements for 2005 according to the IAS.

Factors, which may affect the auditor's independence from the issuer, including the information about the significant interests connecting auditor (officers of the auditor) with the issuer (officers of the issuer):

- The auditor (officers of the auditor) has interest in the charter (contributed) capital (unit fund) of the issuer: *no such interest.*
- provision of loans to the auditor (officers of the auditor) by the issuer: *no loans were granted.*
- close business relations (participation in promotion of the issuer's products/services, joint business activities in partnership, etc.), and family relations between the auditor and the issuer: *no such relations.*
- information about the issuer's officers who are at the same time the officers of the auditor (or auditor): *there are no such persons.*

Selection of the auditor:

tender procedure related to the auditor selection and its main terms and conditions: *no tender procedures.*

the procedure of auditor recommendation for adoption by the shareholders (participants) meeting, including governing body which makes the decision:

Candidature of auditor is considered by the Audit Committee of the Company's Board of Directors and recommended for approval by the Board of Directors at the General Shareholders Meeting.

Auditor is approved annually by the Company's General Shareholders Meeting by majority of the votes of the shareholders – holders of the Company's voting shares taking part in the meeting. Terms and conditions of a contract entered into with the auditor are adopted by the Company's Board of Directors.

Information about the activities conducted by the auditor in the framework of special auditor assignments: *no such activities were conducted.*

The procedure of the auditor's compensation package determination: *Terms and conditions of a contract entered into with the auditor are adopted by the Company's Board of Directors. Cost of the services provided by the audit company is determined in the agreement.*

Information about deferred and overdue payments for provided audit services:

In November of 2006 there was an agreement concluded with the audit company «Ernst&Young» LLC (№ I&C/2006-338/7360/06-DO dated 09.11.2006) for an audit of the

Russian accounting statements for 2006 and financial statements for 2005 according to the IAS as of 31.12.2006 and for 2006. The cost of the services provided by the audit company was determined by contract price indicated in the agreement. The debt of the Company to the audit company on this agreement as of 31.12.06 amounted to 6 186 thousand rubles. The debt is not overdue.

1.4. Appraiser of the Issuer

In Q4 2006:

- for determination of the market price of securities being placed and already placed, outstanding (obligations under which are not performed): ***No appraiser was engaged;***
- for determination of the market price of property pledged as a security for placed bonds of the issuer secured by surety, or for placed bonds of the issuer secured by a pledge obligations under which are not performed: ***No appraiser was engaged;***
- for determination of the market price of fixed assets or immovable property of the issuer for which the issuer carried out revaluation reflected in other sections of the quarterly report and no revaluation was conducted: ***No appraiser was engaged;***
- for provision of other services related to issuing securities, information on which is provided in the quarterly report: ***No appraiser was engaged.***

Information about the appraiser of the issuer, which is a joint-stock investment fund: ***the issuer isn't a joint-stock investment fund***

1.5. Consultants of the issuer

As of the end of reporting quarter the Issuer had no effective contractual relations with financial consultant at the securities market and other persons providing consulting services related to emission of securities or signing the quarterly report of the Issuer.

1.6. Information on other persons who signed the quarterly report

No such other persons.

II. Basic information on the financial and economic position of the issuer

2.1. Financial and business performance of the Issuer

No information to be provided in the quarterly report for the fourth quarter.

2.2. Market capitalization of the issuer

Market capitalization of the issuer for the last 5 completed fiscal years and as of the date of the last completed reporting period:

Period	Capitalization
December 2001	$16 226 717
December 2002	$153 428 191

December 2003	$690 638 646
December 2004	$567 423 035
December 2005	$987 565 206
29.12.2006	$1 240 209 935

Description of methods of the issuer's market capitalization evaluation:

Securities capitalization was estimated using the data provided at the official «RTS Stock Exchange» Website, capitalization for the reporting period was calculated on the basis of the data of OJSC «RTS Stock Exchange».

Market capitalization is calculated as the product of the number of shares of the corresponding category (type) by the market price of one share disclosed by the organizer of trade in the securities market and determined in correspondence with the Regulations on calculation of the market price of the issued securities and investment share of investment trusts accepted for circulation via trade organizers, approved by the Decree of the FCFM of Russia N 03-52/ps dated December 24, 2003 (registered in the Ministry of Justice of the Russian Federation on January 23, 2004, registration number 5480).

Till Q4, 2005 market capitalization was calculated as the product of the number of the relevant shares by the weighted average price of one share of such category, calculated on the basis of 10 largest transactions made via the organizer of trade on the securities market within the month preceding the last month of the reporting quarter or within the last month of each completed financial year, for which the market capitalization of the Issuer is indicated.

Capitalization of the Issuer for 2001 shall be estimated as the product of the preferred shares number by the weighted average price of one share (with 3 ordinary share transactions within three months).

The Issuer's securities were listed and are allowed for circulation in «MICEX Stock Exchange» CJSC (CTLK, CTLKP), in the Classic Market of «RTS Stock Exchange» JSC (ESMO, ESMOP), the Stock Market of «RTS Stock Exchange» JSC (ESMOG, ESMOPG).

American Depositary Receipt (ADR) may be traded for equity shares on:

- OTC USA (CRMUY);
- Frankfurt Stock Exchange (CRMUy.F);
- Berlin Stock Exchange (CRMUy.BE).

2.3. Obligations of the issuer

2.3.1. Accounts payable

No information to be provided in the quarterly report for the fourth quarter.

2.3.2. Credit history of the Issuer

Information about fulfillment by the issuer of its obligations under credit agreements and/or loan agreements, which were valid during the last 5 years or are valid as of the final date of the latest accounting quarter, on which the principle debt amount makes up 5 or more per cent of the issuer's book value as of the final date of the latest ended accounting quarter that preceded signing of the respective contract, and other credit agreements and/or loan agreements, which the issues deems to be material for itself:

Liability	Creditor (lender)	Principle debt amount, thousand rubles/ foreign currency	Credit (loan) term/ maturity date	Delay in fulfillment of the obligation on repayment of the principle debt amount and/or the interest set
Bonded loan of 03 series placed in 2003	Legal entities and individuals	2 000 000 thousand rubles	Redeemed on 15.09.2006 (Offer of 16.09.2004)	none
Bonded loan of 04 series placed in 2004	Legal entities and individuals	5 622 595 thousand rubles	Redeemed on 21.08.2009 (Offer of 16.11.2006)	none
Bonded loan of 05 series placed on 05.09.2006	Legal entities and individuals	3 000 000 thousand rubles	Redeemed: 02.03.2010 – 10% 31.08.2010 – 20% 01.03.2011 – 30% 30.08.2011 – 40% (Offer of 02.09.2008)	none
Bank credit received on 31.10.2006	Deutsche Bank AG	USD115 000	Redemption on 31.10.2010	none

Fulfillment by the issuer of its obligations on each issue of the bonds, the cumulative nominal value of which is 5 or more per cent of the issue's assets book value as of the date of the last ended quarter preceding the state registration of the report of the bond issue results:

(1) Full name of securities: ***03 series documentary interest-bearing non-convertible bearer bonds with compulsory centralized storage***
State registration number of the issue and date of state registration of the securities issue: ***4-18-00194-A dated 01.08.2003***
Authority, which performed the state registration of the securities issue: ***FCSM (Federal Commission for the Securities Market) of Russia***
Date of the state registration of the report on the bond issue results: ***14.10.2003***
Authority, which performed the state registration of the report on the bond issue results: ***FCSM of Russia***
Number of securities in the issue: ***2,000,000 securities***
Par value of each security of the issue: ***1,000 rubles***
Volume of the securities issue at par value: ***2,000,000,000 rubles***
Number of the outstanding securities of the issue: ***2,000,000 securities***
Par value of the outstanding securities of the issue: ***2,000,000,000 rubles***
Volume of the outstanding securities of the issue in per cent of the Issuer's assets book value as of the date of the last ended quarter preceding the state registration of the report on the results of the bond issue: ***6.86% (book value as of 30.09.2003 was 29,158,620 thousand rubles)***

Fulfillment of obligations:
Payment of coupon yield:
Date of payment of the interest (coupon) yield under Coupon 1: ***17.03.2004***
Interest (coupon) yield under coupon 1 for the Issuer's Bonds amounted to: ***123,840,000 rubles (12.35 % per annum)***
Interest (coupon) yield under coupon 1 for one Issuer's Bond amounted to: ***61 rubles 92 kopecks (12.35 % per annum).***
Fact of the obligations fulfillment: ***obligations are met in full measure.***

Date of payment of the interest (coupon) yield under coupon 2: ***16.09.2004***
Interest (coupon) yield under coupon 2 for the Issuer's Bonds amounted to: ***123,840,000 rubles (12.35 % per annum)***
Interest (coupon) yield under coupon 2 for one Issuer's Bond amounted to: ***61 rubles 92 kopecks (12.35 % per annum).***

Fact of the obligations fulfillment: ***obligations are met in full measure.***

Date of payment of the interest (coupon) yield under coupon 3: ***18.03.2005***
Interest (coupon) yield under coupon 3 for the Issuer's Bonds amounted to: ***123,840,000 rubles (12.35 % per annum)***
Interest (coupon) yield under coupon 3 for one Issuer's Bond amounted to: ***61 rubles 92 kopecks (12.35 % per annum).***
Fact of the obligations fulfillment: ***obligations are met in full measure.***

Date of payment of the interest (coupon) yield under coupon 4: ***16.09.2005***
Interest (coupon) yield under coupon 4 for the Issuer's Bonds amounted to: ***123,160,000 rubles (12.35 % per annum)***
Interest (coupon) yield under coupon 4 for one Issuer's Bond amounted to: ***61 rubles 58 kopecks (12.35 % per annum).***
Fact of the obligations fulfillment: ***obligations are met in full measure.***

Date of payment of the interest (coupon) yield under coupon 5: ***17.03.2006***
Interest (coupon) yield under coupon 5 for the Issuer's Bonds amounted to: ***123,160,000 rubles (12.35 % per annum)***
Interest (coupon) yield under coupon 5 for one Issuer's Bond amounted to: ***61 rubles 58 kopecks (12.35 % per annum).***
Fact of the obligations fulfillment: ***obligations are met in full measure.***

Date of payment of the interest (coupon) yield under coupon 6: ***15.09.2006 (no maturation yet)***
Interest (coupon) yield under coupon 6 for the Issuer's Bonds will amount to: ***123,160,000 rubles (12.35 % per annum)***
Interest (coupon) yield under coupon 6 for one Issuer's Bond will amount to: ***61 rubles 58 kopecks (12.35 % per annum).***
Fact of the obligations fulfillment: ***obligations are met in full measure.***

The Issuer has decided to purchase the bonds under the agreement with their holders:

1) Date of purchase of Bonds under the Offer: ***16.09.2004***
   Purchase price of bonds under the Offer: ***101.5% (one hundred one point five per cent) of the par value of the Bonds.***
   Number of the Bonds purchased by the Issuer: ***1 284 820***
   The total value of the Bonds purchased by the Issuer: ***1 304 092 300 rubles (at the price of 101.5% of par value)***
   Fact of the obligations fulfillment: ***obligations are met in full measure.***

2) Date of purchase of Bonds under the Offer: ***19.09.2005***
   Purchase price of bonds under the Offer: ***101.5% (one hundred one point five per cent) of the par value of the Bonds.***
   On the date of the Bonds acquisition by the Issuer under the public irrevocable offer the Bond holders didn't present any Bond sale request.
   Number of the Bonds purchased by the Issuer: ***0***
   The total value of the Bonds purchased by the Issuer: ***0 rubles***
   Fact of the obligation fulfillment: ***obligation is met.***

Redemption:
Maturity date: ***15.09.2006***
The total amount of the redemption of the Issuer's Bonds par value: ***2 000 000 000 rubles (100% of par value)***
Par value of one Bond to be redeemed: ***1 000 rubles (100% of par value)***
Fact of the obligation fulfillment: ***obligation is met in full measure.***

(2) Full name of the securities: ***04 series documentary interest-bearing non-convertible bearer bonds with compulsory centralized storage***

State registration number of the issue and date of state registration of the securities issue: ***4-19-00194-A dated 29.06.2004***

Authority, which performed the state registration of the securities issue: ***FSFM of Russia***

Date of the state registration of the report on the bond issue results: ***12.10.2004***

Authority, which performed the state registration of the report on the bond issue results: ***FSFM of Russia***

Number of securities in the issue: ***7,000,000 securities***

Par value of each security of the issue: ***1,000 rubles***

Volume of the securities issue at par value: ***7,000,000,000 rubles***

Number of the outstanding securities of the issue: ***5,622,595 securities***

Par value of the outstanding securities of the issue: ***5,622,595,000 rubles***

Volume of the outstanding securities of the issue in per cent of the Issuer's assets book value as of the date of the last ended quarter preceding the state registration of the report on the results of the bond issue: ***13.7% (book value as of 30.09.04 was 41,040,068 thousand rubles)***

Fulfillment of obligations:

Payment of coupon yield:

Date of payment of the interest (coupon) yield under coupon 1: ***16.02.2005***

Interest (coupon) yield under coupon 1 for the Issuer's Bonds amounted to: ***389,027,348 rubles 05 kopecks (13.8 % per annum)***

Interest (coupon) yield under coupon 1 for one Issuer's Bond amounted to: ***69 rubles 19 kopecks (13.8 % per annum)***

Fact of the obligation fulfillment: ***obligation is met in full measure.***

Date of payment of the interest (coupon) yield under coupon 2: ***18.08.2005***

Interest (coupon) yield under coupon 2 for the Issuer's Bonds amounted to: ***389,027,348 rubles 05 kopecks (13.8 % per annum)***

Interest (coupon) yield under coupon 2 for one Issuer's Bond amounted to: ***69 rubles 19 kopecks (13.8 % per annum)***

Fact of the obligation fulfillment: ***obligation is met in full measure.***

Date of payment of the interest (coupon) yield under coupon 3: ***17.02.2006***

Interest (coupon) yield under coupon 3 for the Issuer's Bonds amounted to: ***389,027,348 rubles 05 kopecks (13.8 % per annum)***

Interest (coupon) yield under coupon 3 for one Issuer's Bond amounted to: ***69 rubles 19 kopecks (13.8 % per annum).***

Fact of the obligation fulfillment: ***obligation is met in full measure.***

Date of payment of the interest (coupon) yield under coupon 4: ***19.08.2006 (according to the Decision on Securities Issue, if the date of payment of coupon yield on the Bonds falls on the holiday or weekend, the payment of the corresponding sum is to be made on the first workday following the holiday or weekend, i.e. – August 21, 2006)***

Interest (coupon) yield under coupon 4 for the Issuer's Bonds will amount to: ***389,027,348 rubles 05 kopecks (13.8 % per annum)***

Interest (coupon) yield under coupon 4 for one Issuer's Bond will amount to: ***69 rubles 19 kopecks (13.8 % per annum).***

Fact of the obligation fulfillment: ***obligation is met in full measure.***

The Issuer has decided to purchase the bonds under the agreement with their holders:

1) Date of purchase of Bonds under the Offer: ***16.11.2006***

Purchase price of bonds under the Offer: ***100% of nominal value of the Bonds plus accrued coupon yield on the Bonds calculated on the date of acquisition under the Offer in correspondence with the procedure determined by the Decision on Securities Issue.***

On the date of the Bonds acquisition by the Issuer under the public irrevocable offer the Bond holders didn't present any Bond sale request.

Number of the Bonds purchased by the Issuer: ***0***

The total value of the Bonds purchased by the Issuer: ***0 rubles***
Fact of the obligation fulfillment: ***obligation is met.***

2.3.3. Issuer's obligations from the security provided to third persons

Information about the amount of the Company's obligations from the security provided to third persons will be provided after compilation of the annual financial statements of the Company for 2006, i.e. in the quarterly report for Q1 of 2007.

2.3.4. Other issuer's obligations

OJSC "CenterTelecom" had no other obligations in the 4th quarter of 2006.

2.4. Purposes of the issue and areas of use of funds obtained from placement of issue securities

In 4th quarter of 2006 OJSC «CenterTelecom» didn't make any placements of emissive securities.

2.5. The risks connected with acquisition of issue securities being placed (already placed)

2.5.1. Industrial risks

The major risk factors that the Issuer takes into account when conducting its business include:

1. Ongoing processes of integration of alternative telecommunication companies into large international holdings.

2. Due to alterations in legal and regulatory documents on telecommunications, CenterTelecom OJSC has become an operator of zonal telephone communication network since January 01, 2006, and revenues from international and long-distance communications are not owned by the Company.

It should be noted that CenterTelecom OJSC takes possible negative impacts of the said risks into account and makes efforts to overcome them.

CenterTelecom OJSC implements the marketing strategy, the major objective of which is to maintain the market share for conventional services, to increase profitability of unregulated telecommunication services, as well as to enhance company's competitiveness on the telecommunications market.

Impairment of the situation in the industry and position of the Issuer on the market may be caused by the following economic factors:

- decrease in demand on the part of the business sector due to drop in world prices for energy carriers and non-ferrous metals;
- general output decrease and economic growth slowdown;
- excess of Ruble devaluation rate over tariffs growth rate, which will result in considerable increase in negative exchange differences and in cost of servicing debentures expressed in foreign currencies;
- competition growth in the mobile communication industry from the part of Russian and foreign operators; expansion of mobile operators offering competitive formats on the market;
- Company's payments for termination of traffic to the network of other operators in accordance with the Federal Law "About Telecommunications";
- economic risks inherent for the Russian Federation in general, including the level of macroeconomic instability in the country, probability of alterations in laws, which may result in decrease in the Issuer's profits or increasing austerity of the procedure for withholding tax imposition;

– changes in contractual relationships with Rostelecom OJSC, where revenues from international and long-distance communication services are not owned by the Company.

In the framework of implementing the Government's measures on telecommunication industry restructuring (liberalization of the long haul telecommunications market), the Issuer has been using a new scheme of interaction with Rostelecom OJSC when providing long-distance and international communication services to users since January 2006. Relationships with Rostelecom OJSC are governed by connection agreement and agreement on the Issuer's providing paid services to Rostelecom OJSC.

In accordance with the connection agreement, the Issuer provides traffic transfer services to Rostelecom OJSC and receives connection services from Rostelecom OJSC (due to which expenses on servicing connection nodes arise); as a result, long-distance and international calls and information exchange between users of the interacting electric communication networks become possible.

Due to provision of long-distance and international communication services to the Users by Rostelecom OJSC, services on traffic transfer mean:

• service on termination of a zonal call to the Connected operator's network;
• service on termination of a zonal call to the Operator's network;
• service on initiation of a zonal call from the Connected operator's network;
• service on initiation of a zonal call from the Operator's network.

In accordance with the cooperation agreement with Rostelecom OJSC, the Issuer carries out:

• processing of a subscriber's order when providing it with access to international and long-distance communication services;
• billing processing of long-distance and international communication services;
• preparation, storage and delivery of necessary documents and reporting forms;
• activities on claims, actions and execution;
• collection of payments from subscribers, as well as information and inquiry services.

Change in scheme for interaction with connected operators in 2006

In accordance with the regulatory legal acts in force from January 1, 2006, the procedure for settlements with connected operators has also considerably changed.

Before January 1, 2006, settlements for connection and traffic transfer services in part of local telephone communication were of unilateral nature; in part of international, long distance and intrazone telephone communication the connected operators received a part of revenues from such services depending on the level of participation in technological process of servicing.

Since January 1, 2006, settlements for connection and traffic transfer services in provision of all types of telephone communication services are of mutual nature and include the following types of payments: payment for node arrangement; payment for node servicing; payment for each minute of the traffic transferred.

Thus, along with additional revenues from connection and traffic transfer services with operators of mobile radiotelephone communication, local and zonal communication, the Company incurs additional expenses related to payments to operators for traffic transfer through the operator's network.

Compliance with the above said requirements will require the Company to make additional capital investments.

Connection and traffic transfer agreements are made with operators of long distance and international telephone communication: Rostelecom OJSC, MTT OJSC, SCS Sovintel Ltd., TransTeleCom Company CJSC, Ekvant Ltd., and ARKTEL OJSC.

At present, the Company proceeds with the contracting campaign on renewal of the acting agreements with the connected operators.

Moreover, connection and traffic transfer have become services, prices for which are regulated by the state. Correspondingly, the procedure for their formation, including defining margin that is taken into account in such prices, is determined by the relevant regulatory authority.

Important operator status

In accordance with the orders of the Federal Service for Surveillance in Communication No. 39, dated October 21, 2005, Nos. 40 and 31, dated October 24, 2005, and No. 52, dated December 22, 2005, the Company is included in the Register of operators that take important position in the public telecommunications network.

Telecommunication operator that takes important position in the public telecommunications network must provide services of connection and traffic transfer to any telecommunications operator, which applies to it; no preferences should be given to one telecommunications operator against another. Refusal of the operator taking important position in the public telecommunications network to enter into an agreement on connection of electric communication networks is not allowed, except for the cases when connection of electric communication networks and interactions thereof are in conflict with conditions of licenses issued to telecommunications operators, or with legal regulatory acts that define structure and functioning of the unified electric communication network in the Russian Federation.

Prices for the connection and traffic transfer services must be equal for all telecommunications operators.

Universal telecommunication services

Based on the results of the competition, and in accordance with the resolution of the competition committee of the Federal Telecommunications Agency, the Company was declared the winner of the competitions for providing universal telephone communications with the use of coin-box telephones in the territory of Tver Region in the end of December 2006. Earlier, in April 2006, the Issuer was declared the winner of the competitions for providing the above said services in the territory of Belgorod and Tula Regions of the Russian Federation; and in August 2006 – in the territory of Smolensk Region.

According to the competition conditions, it is planned to start providing services in 2007.

Tariffs for telecommunication services

Marginal tariffs for services of local and intrazone telephone communications were established by the order of the Federal Tariff Service of Russia dated November 14, 2006, No. 261-s/2. These tariffs will be in force from February 1, 2007.

Three mandatory tariff plans are to be introduced for individual subscribers in locations of Central Federal District, where technological capabilities for time-based traffic accounting are available. Cost of the tariff plans will be defined based on payment for a subscriber's line provided for permanent use and cost of a local call.

Tariffs for intrazone calls will be reduced by 5% during peak loads from 08 am until 08 pm on the tariff zone 2 for all user categories.

The Federal Tariff Service of Russia approved compensatory allowance in the amount of RUR 0.50 per minute in December 2006. This allowance is to be applied to the cost of local and zonal call initiation for the purpose of long-distance and international telephone connections. This allowance has been applied since January 1, 2006, and enables operators to cover losses arising through providing regulated services of local telephone communications.

Cancellation of payment for incoming calls

The Federal Law dated March 03, 2006, No.32-FZ "About Amendment of Article 54 of the Federal Law dated July 07, 2003, No. 126-FZ 'About Telecommunications'" has amended clause 1, Article 54 in part of prohibition of payment for telephone connection by a subscriber, if such connection has resulted from another subscriber's call. The Company applied to the Federal Tariff Service with a request to establish tariffs for intrazone connections of fixed subscribers with subscribers of mobile radiotelephone networks operators, which had been approved by the order of

the Federal Tariff Service dated June 19, 2006, No. 123-s/1. Thus, in the second half of 2006, the Company's revenues from services of intrazone telephone communication increased, and additional expenses on payment for termination of calls to the mobile operator appeared.

In case of negative developments of the situation, the Issuer plans to use competitive advantages. The Issuer's competitiveness factors include:

- multiple destination network infrastructure;
- high level of users servicing, in spite of the customer base growth.

Moreover, the Issuer plans to:

- optimize operating costs structure;
- review the Company's investment program;
- adjust the Company's pricing and marketing policies;
- change the structure of the services provided to maximize profits.

CenterTelecom OJSC manages risks related to the Company's activities. In general, impact of the industry risks on the Issuer's business and performance on securities can be assessed as minimal. The Company has unified network infrastructure in the territory of Central Federal District. This enables the Company to provide a wide range of services on the telecommunications market, remain a competitive company and increase services profitability.

Risks related to possible change in prices for raw materials, services used by the Issuer in its activities, and their impact on the Issuer's activities and performance on securities

Such risks, primarily, include risks related to changing tariffs of long haul telecommunications operators, as well as alterations in cost of equipment with major suppliers. Such risks may result in increase in product (services) cost.

Risks related to possible change in prices for the Issuer's products and/or services (on domestic and external markets separately), and their impact on the Issuer's activities and performance on securities

State regulation of the telecommunications industry brings about risks and uncertainty related to changes in tariffs and decrease in amounts of cross-subsidizing, which are common for all interregional companies, in the Issuer's activities. Changes in tariffs for natural monopolist operators' services require approval of the antimonopoly authorities of the Russian Federation. Therefore they may lack behind changes in actual economic situation and changes in operators' costs. Thus, there is risk of untimely changes in tariffs for natural monopolists, which diminish their competitiveness and may have negative impact on operations profitability. The reform in pricing for telecommunications envisages increase in tariffs for local telephone communication and giving up subsidizing local telecommunications on the part of long haul communications. Work on the tariff policy alteration is carried out jointly with Svyazinvest OJSC holding, the Ministry of Information Technologies and Telecommunications of the Russian Federation, and the Federal Antimonopoly Service.

In accordance with the acting laws, tariffs for services of the operators that are recognized natural monopolists are subject to regulation by the antimonopoly authorities of the Russian Federation. In accordance with the Federal Law dated August 17, 1995, No. 147-FZ (as amended on June 29, 2004) "About Natural Monopolies", interregional telecommunication companies are natural monopolists and their activities are subject to regulation by the antimonopoly authorities.

In such conditions, CenterTelecom OJSC will actively promote services provided on unregulated tariffs thereby preventing considerable decrease in revenues.

2.5.2. Country and Regional Risks

Regional risks (risks related to possible military conflicts, introduction of state of emergency, and strikes)

The Issuer is registered as a taxpayer and carries out its activities in Central Federal District of Russia, where risks of military conflicts, introduction of state of emergency are assessed as minimum possible.

In the short-term perspective, the threat of military aggression is low.

The sources of major threats to vital interests of Russia are of internal nature and represent consequences of the processes inside the country and in the territory of the former Soviet Union republics.

Social situation in the territory of Central Federal District will be characterized as tranquil in the 1st quarter of 2007. This enables the Issuer to conduct its business with minimum social and political risks.

Risks related to geographic features of the region (natural emergencies)

Solar and geomagnetic activity

Levels of solar and geomagnetic activity will remain low in the 1st quarter of 2007. Geomagnetic perturbations are most likely in March. Low level of geomagnetic perturbations does not exclude certain influence on health and working capability of workforce and population in Central Federal District. Such conditions will be especially hard for individuals with cardio-vascular diseases, such as hypertension, vegeto-vascular dystonia, cerebral atherosclerosis, those with old infarction and stroke. This category may have pressure-jumps, headaches and heartaches.

Natural fires

At present, there are no preconditions for major natural fires in the territory of Central Federal District.

Earthquakes

At present, likelihood of an earthquake in the territory of Central Federal District is low.

Climatic emergencies

All the regions in Central Federal District are subject to the risk of such emergencies (hurricanes, whirlwinds, rainfalls, snowfalls, snowstorms, hard frosts, high waters, mudflow, and floods).

Rise in average monthly temperature of the air, mainly in the wintertime, is forecasted. Changes in climatic temperature will be less considerable during warm seasons.

Rise in temperature will inevitably increase the probability of hazardous natural phenomena and processes with abnormal parameters.

In terms of the possibility to carry out preventive measures, hazardous natural processes as a source of emergency may be only forecasted with little advance time.

Karst processes

Threat of karst processes manifestations will continue in Moscow; Moscow, Tula, Kursk and Voronezh Regions. Activation of such processes is usually caused by failure to comply with construction and operation standards for urban underground services, as well as failure to comply with safety requirements in mining.

Likelihood of natural emergencies will continue over the whole territory of Central Federal District. However, emergency development will not exceed the limits of local level. Amounts of possible losses and destruction will depend on parameters of natural calamities and duration of their impact.

Risks related to development pressure emergencies

The following risks will dominate in general structure of development pressure emergencies in the 1st quarter of 2007:

major transport accidents;

fires in housing sector and at industrial facilities;

accidents at communal life-support systems;

accidents at electric power systems.

The highest vulnerability to development pressure emergencies is forecasted for Voronezh, Vladimir, Kaluga, Lipetsk, Moscow, Tambov, Tver and Tula Regions.

The biggest number of fires is forecasted for Moscow and Moscow Region.

It is forecasted that likelihood of emergencies at housing and communal facilities in Central Federal District (Ivanovo, Tambov and Tver Regions) will continue.

Accidents at electric power systems, communal life-support systems may entail additional financial expenditures for the Issuer.

Radiation hazard

Locations of facilities that use nuclear reactors in their operations are radiation hazardous. These are Moscow; Kursk, Voronezh, Smolensk, Tver and Kaluga Regions.

There is no direct threat to day-to-day operations of the workforce and telecommunications facilities; however, the threat of emergency situations, including those with emission of radioactive materials, still continues.

Chemical hazard

Regions primarily subject to this risk include Moscow and Moscow Region; Bryansk, Kursk, Tambov, Tver, Tula, Ryazan, Voronezh and Yaroslavl Regions. Threat of chemical hazard continues, since (at present) there is no full guarantee that start of chemically hazardous materials leakage will be discovered in a timely manner.

Development pressures situation in the territory of Central Federal District will remain quite complex. It does not exclude a possibility of emergencies as a result of accidents at various potentially hazardous industrial facilities.

Financial losses will be very high for the Issuer.

Emergencies of biological and sociological nature

Epidemiologic situation

Infection rate is forecasted in the range of average values of statistical average level. Influenza and acute upper respiratory infections will make over 90% of the entire infection rate.

Influenza epidemic in the 1st quarter of 2007 will be of lingering and sub-acute nature with relatively low level of morbidity and will last until April 2007. The highest likelihood of morbidity growth is forecasted for Moscow; Moscow, Voronezh, Ivanovo, Tula, Smolensk and Yaroslavl Regions.

Acute enteric fever and viral hepatitis A episodes are still possible.

General growth of total number of the HIV-infected will continue, mainly on account of risk groups.

Epidemiologic situation on tuberculosis will remain unchanged.

Mortality will remain on high level.

Threat of influenza A virus ("bird flu"; H5N1) continues. Likelihood of virus mutation to the level enabling its transfer between humans is quite high.

Epizootic situation

Threat of epizootic foci of anthrax continues in steppe and forest-steppe areas of Central Federal District.

Emergencies of biological and sociological nature, in case of their occurrence, will have local nature and will not cause considerable impact on the Issuer's activities.

Conclusion:

In general, the situation will be characterized as tranquil in the 1st quarter of 2007. This will allow the Issuer to conduct its business with minimum risks.

2.5.3. Financial Risks

Issuer's risk exposure related to interest rates variations

The rate of coupon yield on series 05 bonded loan may be changed by the Company beginning from the fifth coupon subject to alterations in the financial market situation, or changes in the Company financial standing. As the share of the above liability accounts for 14% of the total debt portfolio, modification of the loan rate will not materially affect the Company financial position. For instance, in the event that the rate of coupon yield increases by 1% per annum, the average rate for the borrowings portfolio will grow by 0.14% per annum. Therefore, the risk related to changes in interest rates on the Company's liabilities is insignificant.

Issuer's financial standing exposure to changes in the rate of exchange and foreign exchange rate; Issuer's supposed response to the adverse impact of changes in the rate of exchange

CenterTelecom OJSC has a number of loan commitments, commodity credit and leasing liabilities denominated in foreign currency, and a considerable change in the rate of exchange will

affect the company's financial standing. At the end of 2006 the scope of liabilities denominated in foreign currency will account for approximately 17 % of the total indebtedness.

In case of any implications for a considerable change in the exchange rate, the Issuer plans to hedge foreign currency risks on currency credit agreements for the purpose of mitigating the exposure impact. Since according to analytical forecasts the drop in the Ruble exchange rate with regard to the leading world currencies is not expected in 2007, the Company is not currently hedging its currency borrowings.

Inflation impact on dividend payments on securities. Inflation points critical for the Issuer

The inflation rate expected in 2007 will count within the limits of 9 to 10%. Critical inflation points which may affect the financial and economic performance of CenterTelecom OJSC are significantly higher than the expected ones.

CenterTelecom OJSC is ranked as a natural monopoly and its primary source of revenue is revenues from telecommunication services with state-regulated tariffs. CenterTelecom OJSC practical experience in the past years shows that tariffs modification is effected by the state in line with the inflation rates.

A substantial part of Company's operating expenses is comprised by costs associated with salary payment, unified social tax payment, and other personnel expenses. In its ordinary course of business the Company is able to control the level of such costs, which allows the conclusion of a zero effect of moderate inflation on the variation of the above expenditures.

Therefore, subject to inflation confined to the critical rates, the revenues of CenterTelecom OJSC will on the one hand, increase according to the tariffs growth, and on the other hand, its operating and non-operating expenses will also rise. However, due to the Issuer's capability of controlling a significant part of its expenditures (Company controlled costs) CenterTelecom OJSC is able to balance its financial and economic indicators and cash flows, thus ensuring its financial solvency and the profit level.

Items of the Issuer's financial statements most susceptible to variation

The items of the Issuer's financial statements which are most susceptible to variation as a result of financial risks affecting the Issuer's financial statements, the likelihood of their occurrence and the specificity of changes in the accounts are described below:

Profit and Loss Account
010 "Proceeds from sale of goods, products, works and services"
020 "Cost of goods, products, works and services sold"
070 "Interest expense"
120 "Extraordinary income"
130 "Extraordinary charges"
140 "Profit (Loss) before interest and taxes".

Probability of financial exposure

At the moment, the probability of financial exposure is not too high, as the Issuer is enjoying good financial standing, and the currency market and the national business environment on the whole are fairly stable.

Nature of accounting variations which may be necessitated by financial exposure

Inflation impact

A significant escalation of inflation (above the critical points) in the absence of necessary actions relating to the Issuer's activity management may cause an increase in the cost of sold goods, products (works and services) reported in line 020 of form 2 "Profit and Loss Account" of the financial statements and consequently, a reduction in the profit (loss) figures reported in line 140 of form 2.

In the event that the Issuer takes adequate measures in view of the inflation rate, its escalation may have no material influence on the Issuer's performance.

Impact of interest rate variation

A substantial increase in the rate of coupon yield on series 05 bonds may cause an increase in the interest expenses, i.e. in the figure reported in line 070 of form 2 "Profit and Loss Account" and consequently, a reduction in the profit reported in line 140 of form 2.

Impact of exchange rate variation

A substantial increase in the exchange rate of the foreign currencies in which the Company exchange commitments are denominated versus the ruble exchange rate may result in substantial growth of exchange differences and will eventually reduce the profit (line 140 of form 2).

2.5.4. Legal Risks

The Issuer carries out its core activities as a telecommunication carrier without exporting the services rendered as well as works or goods provided. Therefore, legal risks are mainly associated with the Issuer's performance on the domestic market, which is typical of most business entities active in the Russian Federation.

The Issuer's legal risks on the external market are associated with the conclusion and performance of foreign trade contracts for supply of telecommunication equipment, carrying out works, and rendering services.

Legal risks related to changes in the currency laws:

The Federal Law No. 267-FZ "About Amendment of the Federal Law 'About Currency Regulation and Currency Control'" was enforced on December 30, 2006.

The amendments are aimed at improvement of currency regulation covering settlement issues in the field of international operations of transport companies and do not affect the Issuer's activities.

No other changes or amendments were made to the Federal Law No. 173-FZ dated December 10, 2003 "About Currency Regulation and Currency Control" or other federal laws in the field of currency regulation or enforced during the reporting period.

In the course of its core activities, the Issuer bore normal economic risks associated with the necessity to comply with the requirements of the currency laws when entering into and performing under contracts for sale and purchase of equipment or rendering services, or any other contracts entered into with foreign counterparts.

Legal risks related to changes in the tax laws:

The Federal Law No. 268-FZ "About Amendment of Part One and Part Two of the Tax Code of the Russian Federation and Certain Legal Acts of the Russian Federation" was enforced on December 30, 2006.

The amendments cover the procedures for submission of tax returns and repeal of certain tax privileges. The procedures for tax returns submission are subject to adjustment. Taxpayers with average headcount exceeding 100 employees over the past calendar year will submit their tax return in electronic form only. The same duty is imposed on major taxpayers. Thereby, major taxpayers will only furnish their tax returns (including tax returns of business units) to the tax authority at the place of registration as first-rate taxpayers.

The Federal Law will become effective as of January 31, 2007, with the exception of paragraph 11, clause 4, Article 1 (with regard to submission of tax returns (bills) at the place of registration as first-rate taxpayers) and clauses 1, 3, 8, 9, 12 – 15, and 17 of Article 2, which will come into effect as from January 01, 2008.

The Order of the Ministry of Finance No. 136n, dated November 7, 2006, "About Approval of the Value Added Tax Return Form and Procedure for its Filling in" has approved a new form of the value added tax return and instruction on the form filling in (Form No. 1151001 according to KND). The Order will apply to submission of tax returns starting from January 2007 and the first quarter of 2007.

The Order of the Federal Tax Service No. SAE-3-04/706@, dated October 13, 2006, "About Approval of the Form of Individuals' Income Records" has introduced a new form No. N 2-NDFL

"Individual's Income Records for 200_" to replace the form previously approved by the Order of the Federal Tax Service of the Russian Federation No. N SAE-3-04/616@, dated November 25, 2005. Also, Recommendations for filling in the new form of the individuals' income records and a Format of income records reported electronically have been prepared. In accordance with the Recommendations, employee earning certificates are to be submitted by fiscal agents, as before, for each individual earning income from a given fiscal agent itemized by tax rates. Reference lists are provided indicating documents codes, income codes, regional codes and deduction codes. The Order came into effect on December 10, 2006.

Since the Issuer is a good taxpayer, and has no past or current arrears with regard to tax and duties to the budgets of all levels due to compliance with and correct application of the tax laws provisions, changes and amendments to the tax laws have not entailed any excessive risks for it.

Legal risks related to changes in the customs laws:

Over the reporting period, the Order No. 1243 "About Amendment of the Order of the State Customs Committee of the Russian Federation No. 395, Dated March 30, 2004" was adopted by the Federal Customs Service in the field of the customs regulation on November 29, 2006. New sets of customs declaration and transit entry forms are in force since January 2007, as approved by the Order of the Federal Customs Service of the Russian Federation No. 724, dated August 3, 2006, as well as a new Instruction on the procedure for filling in cargo customs declaration and transit entry as approved by the Order of the Federal Customs Service of the Russian Federation No. 762, dated August 11, 2006. Accordingly, respective amendments are to be made to the Instruction on customs transactions for goods declaration in electronic form as approved by the Order of the State Customs Committee No. 395, dated March 30, 2004. Thus, in particular, the very definition of a customs declaration submitted electronically is clarified. The procedure for affixing marks by the customs authorities on printed copies of electronic declarations is changed. The Order will come into force upon expiry of a 90-day period after its official publication.

During the reporting period, the Issuer bore no excessive risks related to customs clearing when performing contracts with foreign counterparts.

Legal risks related to changes in requirements to licensing the Issuer's core activities or use of objects with limited circulation:

New mandatory requirements to connection of telecommunication networks and building a public telephone network, traffic transfer and rendering telecommunication services were introduced by new legal regulatory acts that came into effect in 2006.

The new requirements have material impact on the implementation of certain license conditions included in licenses issued before January 01, 2004.

In order to align the existing licenses issued before January 01, 2004 with the requirements of the new legal regulatory acts and the requirements of Rossvyaznadzor, the Company has filed an application for amendment of the current licenses obtained before January 01, 2004, to the Federal Service for Surveillance in Communication.

In case of failure to comply with the mandatory requirements in the field of telecommunications, the effective laws contemplate liability up to license suspension and cancellation.

Legal risks that may arise due to changes in judicial practice over the reporting period:

Changes in judicial practice with regard to the issues concerning the activities of CenterTelecom OJSC are possible in connection with the enforcement of:

- amendments to Article 54 of the Federal Law No. 126-FZ, dated July 07, 2003, "About Telecommunications" since July 1, 2006;

- amendments to Articles 21, 51.1., 59, 60 of the Federal Law No. 126-FZ, dated July 07, 2003 "About Telecommunications" since January 1, 2007;

- the Regulations for Rendering Local, Intrazone, Long-distance and International Telephone Communication Services approved by the Decree of the Government of the Russian Federation No. 310, dated May 18, 2005, "About Approval of the Regulations for Rendering Local, Intrazone, Long-distance and International Telephone Communication Services" (as amended on June 30, 2005, and December 29, 2005) since January 1, 2007;

- the Regulations for Rendering Telecommunication Services for Television and (or) Radio Broadcasting Purposes and the Regulations for Connection and Interaction of Telecommunication Networks for Distribution of Television and (or) Radio Programs approved by the Decree of the Government of the Russian Federation No. 785, dated December 22, 2006, and the Decree of the Government No. 760, dated December 13, 2006, respectively, since March 1, 2007;

- other legal regulatory acts imposing mandatory requirements to connection of telecommunication networks and building a public telephone network, traffic transfer and rendering telecommunication services.

In connection with enforcement of the above listed legal regulatory acts, there are risks related to emergence of totally new (in terms of subject) categories of legal proceedings with the likelihood of awarding adverse judgments both with regard to the Company and its counterparts.

However, possible changes in the judicial practice are unlikely to affect the performance of CenterTelecom OJSC on its core activities and its financial and economic status, since the aggregate amount of actions brought against the Company by the end of the reporting quarter is insignificant.

2.5.5. Risks related to the Issuer's activities

Risks related to participation of CenterTelecom OJSC in the current legal proceedings:

At the moment, CenterTelecom OJSC is a party to a number of cases that concern issues of its current activities. These cases do not imply any risk of awarding adverse judgments in excess of a normal risk typical of telecommunication carrier's activities.

In our opinion, the following actions may be deemed material:

- actions with the price below or equal to 10% of CenterTelecom's assets book value, which amounts to RUR 4,497,943 thousand as of September 30, 2006;

- actions that hamper conducting business or aim at its prohibition or winding up (actions that aim at liquidation, adjudication of insolvency (bankruptcy) of CenterTelecom OJSC and its subsidiary and affiliated companies, challenging rights arising from licenses or patents, recovery of substantial debt arrears on taxes and duties to the budget and extra-budgetary funds).

Over the reporting period, CenterTelecom OJSC did not participate in any legal proceedings that would meet the above criteria.

As a result, it is safe to say that there are no substantial legal risks related to participation of CenterTelecom OJSC in the current legal proceedings.

Risks related to impossibility to extend licenses may arise as a result of:

1) changes in provisions of the acting laws on licensing;

2) restructuring of licensing authorities.

Risks related to the Issuer's probable liability under third-party debts, including debts of its subsidiary companies:

In the reporting quarter of 2006, the above risks were not applicable to CenterTelecom OJSC.

Risks related to probable customers attrition that account for at least 10% of the total revenues from sale of the Issuer's products (works, services): None of the said risks is present.

III. Detailed information about the Issuer

3.1. Detailed profile on the Issuer

3.1.1. Registered corporate name of the Issuer

Full corporate name of the Issuer:

in Russian - ***Открытое акционерное общество "Центральная телекоммуникационная компания"***

in English - ***Joint-Stock Central Telecommunication Company***

Short name:
in Russia - ***ОАО "ЦентрТелеком"***
in English - ***JSC CenterTelecom***

Corporate name of the Issuer is registered as the trademark, which is used for individualization of products, conducted works and provided services.

Information about registration: Certificate for trademark № 200257 dated March 11, 2001 (registration of the trademark is valid all across the Russian Federation within 10 years starting with October 16, 2000).

Information about changes in the name and organizational and legal form of the Issuer during the period of existence of the Issuer:

1) The Issuer is registered by the Order of the Head of the Moscow region Administration № 567-р dated 09.06.1994, certificate of state registration №127 dated 20.06.1994.

2) The Issuer is the legal successor the State Public Enterprise of Communication and Informatization «Rossvyazinform» of the Moscow region in respect of electric communication and wireline broadcasting.

3) The Committee on Property Management of the Moscow region is the founder of the Issuer.

4) Open Joint-Stock Company Elektrosvyaz, Moscow region (shortcut name – OJSC Elektrosvyaz, Moscow region), was renamed into Open Joint-Stock Company Elektrosvyaz, Moscow region (amendments and supplements No. 3 to the Charter of the Open Joint-Stock Company Elektrosvyaz, Moscow region, approved by the Elektrosvyaz, Moscow region, shareholders' meeting, Minutes No. 3 dated June 27, 1997). The amendments were registered by the Moscow region Registration Chamber on July 23, 1997.

5) By the decision of General Meeting of Shareholders (Minutes № 7 dated June 1, 2001) the Company was renamed into Open Joint-Stock Company Central Telecommunication Company, shortcut name – OJSC CenterTelecom.

3.1.2. Information about registration of the Issuer with state authorities

State registration number of legal entity: ***№ 127***
Issue date: ***June 20, 1994***
Name of the body, which conducted state registration: ***administration of the Moscow region***
According to the Certificate of Record of Legal Entity registered prior to July 1, 2002 entered into the Uniform State Register of Legal Entities:
Date, on which the entry was made in the USRLE: ***November 1, 2002.***
Number of the certificate: ***50:10:00124***
Main State Registration Number: ***1025006174710***
Name of the registering body: ***Inspectorate of the Ministry of Taxation in the town of Khimki of the Moscow Region***

3.1.3. Evolvement and development of the Issuer

Issuer's life period: ***From June 1994 on (12 years).***
Date, till which it will operate: **The Issuer was set up without date.**

Issuer's establishment and promotion history:

OJSC «CenterTelecom» is the largest Russian fixed line communication operator providing wide range of telecommunication services in the Central Federal District of the Russian Federation, where about 20% of the country population live. OJSC CenterTelecom users in 17 federation constituents are government institutions, major part of legal entities and natural persons.

OJSC CenterTelecom possesses licenses for rendering of a wide range of telecommunication services, such as conventional telephone communication services, Internet access, data transmission, over-the-air and wired television, wire and VHF radio broadcasting, trunking, lease of channels and other resources. The company renders services of public communication network integration to other operators.

In the competitive environment, the Company conducts a positive marketing policy: it retains its leading position in the sphere of stationary telephony, builds up turnover of new services, which rates are not regulated by the government.

The total market share of OJSC «CenterTelecom» at the current moment is 74.05% excluding profits of mobile operators and Moscow. The Company holds about 88% of the CFD fixed line communication market (excluding Moscow and profits of the national mobile operators) and about 40% of value added services (Internet, data transmission, Intelligent networks, etc.).

Issuer's purposes:

Company's major purposes are deriving of profit and provision of individuals, public authorities and other enterprises with communication services.

Issuer's mission:

OJSC CenterTelecom considers that its mission is to provide up-to-date high-quality telecommunication solutions and world-class service in the Central Federal District (CFD) with a purpose to:

- satisfy customers' demands for traditional and new telecommunication services;
- ensure growth of shareholders' income and contribute to development of the Company;
- establish long-term mutually beneficial partner's relations based on the principles of mutual confidence, good faith and exposure;
- perform the function of a state communication operator.

3.1.4. Contact information

Issuer's place of performance*:*
23 Proletarskaya St., Khimki, Moscow region, 141400, the RF
Mailing address: ***6 Degtyarny side-st, building 2, Moscow, GSP-3, 125993***

Place of performance of the Issuer's permanent executive department*:*
6 Degtyarny side-st, building 2, Moscow, GSP-3, 125993
Telephone: *+7* ***(495) 650-34-34;*** Fax: *+7* ***(495) 650-30-07***
E-mail*:* ***Info@centertelecom.ru***

Internet site on the Issuer and its issued securities: ***www.centertelecom.ru***

Divisions of the Issuer (third person) specialized in shareholders and investors relations:

Shareholders and Registrar Relations Division (Corporate Secretary Office):
Location *:* ***6 Degtyarny side-st, building 2, Moscow, GSP-3, 125993***
Telephone:***(495) 793-26-54,793-25-69;*** fax: ***(495) 793-26-54***
E-mail*:* ***vedeta@centertelecom.ru***
Internet site: ***http://www.centertelecom.ru/ru/investor/***

Investor Relations Division (PR&IR Department):

Location *: 6 Degtyarny side-st, building 2, Moscow, GSP-3, 125993*
Telephone: **(495) 793-23-40**; fax: **(495) 793-29-99**
E-mail*: ir@centertelecom.ru*
Internet site: ***http://www.centertelecom.ru/ru/investor/***

3.1.5. Taxpayer identification number

INN 5000000970

3.1.6. Subsidiaries and representative offices of the Issuer

The following changes took place in the reporting quarter:
Directors of all Company's branches have received powers of attorney on 26.12.2006 valid till 31.12.2007.
Dmitry Sergeyevich Kostachev was appointed Director of OJSC «CenterTelecom» Moscow branch.
Gennady Petrovich Brusentsev was appointed Director of OJSC «CenterTelecom» Tver branch.

3.2. Core business activities of the Issuer

3.2.1. Industrial designation of the Issuer

64.20 - Activities in the field of electric communication

Additional OKVED codes for OKPO 01140111:

Codes of activities and according to OKVED	Activity according to OKVED code
64.20.1	Telephone communication and document communication
64.20.3	Other activities in the field of electrical communication
45.31	Wiring works
74.20.4	Standardization and metrology activities
63.40	Organization of cargo transportation
50.20.1	Maintenance and repair of passenger cars
50.20.2	Maintenance and repair of other vehicles
50.20.3	Provision of other vehicles maintenance services
45.21.3	Civil and erection works on construction of trunk pipelines, communication and power lines
45.21.4	Civil and erection works on construction on construction of local pipelines, communication and power lines, including related odd works
45.21.1	Civil and erection works on buildings construction
74.13.1	Marketing
74.14	Consulting on issues related to business activities and management
55.12	Operations of hotels without restaurants
55.23.1	operations of children's camps during summer holidays
64.20.2	Broadcasting and distribution of TV and radio programs

3.2.2. Core business activities of the Issuer

No information to be provided in the quarterly report for the fourth quarter.

3.2.3. Principal types of products (works, services)

No information to be provided in the quarterly report for the fourth quarter.

3.2.4. Raw materials and suppliers of the Issuer

Due to peculiarities of the Issuer's activities, main type of activity of which is provision of communication services, raw materials do not used.

3.2.5. Markets for sales of the Issuer's products (works, services)

Key markets where the Issuer conducts its operations:

The Issuer's core activity on the market of the Central Federal District (CFD) is rendering of communication services. OJSC CenterTelecom renders services of access to the public telephone network, services of long-distance and international telephone connection, Internet and data transmission network services, communication channel lease services, wireline services, etc.

The Central Federal District, which is the Company's sphere of interest, comprises 17 regions inhabited by about 20% of the RF population. According to the experts' opinion, the region accounts for 12.8% of the Russia's gross product (Moscow excluded), which corresponds to rather a high share as compared to other federal districts of Russia. According to the living standards, the region holds the 4th place among the Russian federal districts, according to per-capita income – only the seventh place. An uneven economic development of regions is typical of the CFD. The district is made up of the areas with both high maturity level – Moscow, Yaroslavl, Belgorod regions, and low maturity level – Kostroma, Ivanovo and Kursk regions.

Over the recent few years, there has been a regular trend to redistribute income from different communication services to the advantage of nontraditional services, basically, cellular communication. The Central Federal District has not been an exception. Since 1999, a share of fixed telephony in the revenue composition has been declining to the advantage of nontraditional communication services that have appeared due to the new industry technologies. The mentioned tendency remains at the moment.

Factors that may adversely affect Issuer's sale of its goods (works, services):

- decline in production;
- decrease of paying capacity of primary consumers;
- building up competence of alternative operators.

Issuer's actions to mitigate the adverse effect:

1. End of construction of multi-service networks (MSN), which provides for a significant extension of the rendered services range and amelioration of their quality at the same time.
2. Arrangement of package services based on up-to-date multi-service networks.
3. Extension of the equipped numbering capacity and increase in a number of users.
4. Application of open software in process improvement (especially for switching equipment).
5. Application of lease patterns when expanding production.
6. Availability of substituting services.
7. Usage of the affiliated companies' capacities.

3.2.6. Licenses granted to the Issuer

Main type of the Issuer's activity is provision of communication services.

Information about licenses for provision of communication services is shown in item 3.2.10 «Additional requirements to the Issuers, the main type of activity of which is provision of communication services».

Licenses for provision of TV and radio cable broadcasting.

№	License title	License number	Media entity	Mass media type	Date of issue	Valid till	License issuing authorities	License coverage area
1	Radio broadcasting	№ 7696	Ternovskaya wave	On-air radio broadcasting	08.10.2003	29.04.2008	Ministry of Press of Russia	Ternovka community, Voronezh region
2	Radio broadcasting	№ 8528	Iva-Radio	On-air radio broadcasting	15.10.2004	08.04.2009	Rosohrancultura (Federal Agency supervising over mass communications and cultural legacy)	Ivanovo region (Vichuga town and neighbouring communities, Furmanov town and neighbouring communities, Shuya town and neighbouring communities, Yuzha town and neighbouring communities)
3	Radio broadcasting	№ 7508	Iva-Radio	Wireline broadcasting	24.07.2003	24.07.2008	Ministry of Press of Russia	Ivanovo city, Ivanovo region
4	TV broadcasting	№ 7655	Cable TV network of Ivanovo region	Cable TV	23.09.2003	23.09.2008	Ministry of Press of Russia	Ivanovo city
5	TV broadcasting	№ 7586	Zemlya Kaluzhskaya	On-air TV	27.08.2003	27.08.2008	Ministry of Press of Russia	Town of Lyudinovo, Kaluga region neighboring communities

6	TV broadcasting	№ 9084	Zemlya Kaluzhskaya	On-air TV	05.07.2005	07.07.2010	Rosohrancultura (Federal Agency supervising over mass communications and cultural legacy)	Town of Kondrovo, Kaluga region
7	Radio broadcasting	№ 8572	Radio Elex	Wireline sound program broadcasting	01.12.2004	11.11.2009	Rosohrancultura (Federal Agency supervising over mass communications and cultural legacy)	Kaluga
8	TV broadcasting	№ 8531	Kostroma Telecom Media	Cable TV	18.10.2004	18.10.2009	Rosohrancultura (Federal Agency supervising over mass communications and cultural legacy)	Kostroma
9	TV broadcasting	№ 9627	Cable TV network Kurskelektrosvyaz	Cable TV	13.12.2005	11.07.2010	Rosohrancultura (Federal Agency supervising over mass communications and cultural legacy)	Kursk

10	Radio broadcasting	№ 8729	Lipetsk Informradio	Wireline radio	15.02.2005	20.10.2008	Rosohrancultura (Federal Agency supervising over mass communications and cultural legacy)	Lipetsk and Lipetsk region
11	Radio broadcasting	№ 9476	Inform-svyaz	On-air sound broadcast	15.11.2005	15.11.2010	Rosohrancultura (Federal Agency supervising over mass communications and cultural legacy)	Lebedyan in the Lipetsk region and neighboring communities
12	Radio broadcasting	№ 9040	Inform-svyaz	On-air sound broadcast	21.06.2005	21.06.2010	Rosohrancultura (Federal Agency supervising over mass communications and cultural legacy)	Communities: Volovo, town of Dankov, urban-type communities of Dobrinka, Izmalkovo, Ploty, Terbuny, Usman', Chaplygin of Lipetsk region
13	Radio broadcasting	№ 9011	Inform-svyaz	On-air sound broadcast	07.06.2005	07.06.2010	Rosohrancultura (Federal Agency supervising over mass communications and cultural legacy)	Dolgorukovo community, Lipetsk region

14	Radio broadcasting	№ 9960	"Dnevnoy kanal"	Wireline radio broadcasting	14.03.2006	14.03.2011	Rosohrancultura (Federal Agency supervising over mass communications and cultural legacy)	Tula, Tula region
15	**Radio broadcasting**	№ 7192	Radio Chance	On-air radio broadcasting	18.04.2003	16.07.2007	Ministry of Press of Russia	Yaroslavl and neighboring communities (transmitter located in Dubki)
16	Radio broadcasting	№ 7246	Radio Chance	Wireline radio broadcasting	05.05.2003	24.10.2007	Ministry of Press of Russia	Yaroslavl

Licenses for non-core activities.

№	License title	License number	Date of license registration	Valid till	License issuing authorities	License coverage area
1.	Construction of buildings and facilities of I and II level of responsibility pursuant to the government standards	№ GS-1-99-02-27-0-5000000970-003321-1	05.12.2002	05.12.2007	Gosstroy of Russia (Construction regulation agency)	Russian Federation
2.	Designing of buildings and facilities of I and II level of responsibility pursuant to the government standards	№ GS-1-99-02-26-0-5000000970-003320-1	05.12.2002	05.12.2007	Gosstroy of Russia (Construction regulation agency)	Russian Federation
3.	Land-surveying	№ MOG – 01056	21.11.2002	21.11.2007	Federal Agency for Geodesy and Cartography	Kursk and Tambov regions
4.	Cartography activities	№ MOG – 01057	21.11.2002	21.11.2007	Federal Agency for Geodesy and Cartography	Kursk and Tambov regions
5.	Medical care	№ 0824	03.02.2003	03.02.2008	Public Health Committee of Kursk region	Kursk region
6.	Medical care	№ 50-01--000504	10.11.2005	10.11.2010	Federal Service of Health and Social Development Control	Orel region
7.	Medical care	№ 69-01-000044	10.02.2005	10.02.2010	Federal Service of Health and Social Development Control	Tver region

8.	Medical care	№ 0211/00841	20.12.2003	20.12.2008	Public Health Department of Tula region	Tula region
9.	Medical care	№ 721	18.11.2002	26.04.2008	Public Health and Pharmacy Department of Yaroslavl region Administration	Yaroslavl region
10.	Education activities under educational programs	№ 58550	17.07.2006	17.07.2011	Ministry of Education of Moscow region	Moscow region
11.	Education	№ 76242505/л 0094	10.03.2005	15.08.2007	Education Department of Yaroslavl region Administration on behalf of Yaroslavl region Administration	Yaroslavl region
12.	Fire alarm and extinguishing	№ 1 /00818	21.02.2003	21.02.2008	Ministry of the Russian Federation for Civil Defense, Emergencies, Coping with Natural Disasters, Main Department of the State Fire Fighting Service	Russian Federation
13.	Installation, repair and maintenance of fire fighting equipment and tools for buildings and facilities	№ 2/ 01455	21.02.2003	21.02.2008	Ministry of the Russian Federation for Civil Defense, Emergencies, Coping with Natural Disasters, Main Department of the State Fire Fighting Service	Russian Federation
14.	Operation of electric power grids	№ 50007938	28.04.2003	27.04.2008	Ministry of Energy of the Russian Federation	Russian Federation
15.	Operation of heat networks	№ ET-02-000283(K)	28.04.2005	28.04.2010	Federal Service on Environmental, Technical and Nuclear Control	Russian Federation
16.	Repair of measurement devices	№ 001500-P	03.03.2004	03.03.2009	State Committee of the RF for Standardization and Metrology	Russian Federation
17.	Operation and maintenance of highly explosive production facilities	№ 00-ЭВ-002491 (S)	25.03.2004	25.03.2009	Federal Industrial and Mining Supervisory body of Russia	Russian Federation
18.	Fresh water production for industrial purposes	№ 50359	07.12.2004	01.01.2015	Regional Agency on Subsoil	South-western part of

	of plants				Utilization of the Central Federal District	Alekseevka city of Belgorod region
19.	Geologic exploration and site production of fresh water for drinking and other purposes at recuperation and rest facilities	№ 53172	14.07.2003	01.01.2020	Natural Resources and Environment Protection Directorate of the Ministry of Natural Resources of the RF on Kostroma region	Plot of subsoil is near Gomonikha village in Krasnosel'ski area of Kostroma region
20.	Fresh water production for water-supply	№ 56230	09.09.2004	20.06.2008	Main Directorate of Natural Resources of Tambov region	Tambov region
21.	Water consumption (surface water objects) (Rain foul water discharge from the territory of production plant of Lazurnaya industrial zone of Tver)	№ 00333	10.10.2003	10.10.2006	Natural Resources and Environment Protection Main Directorate of the Ministry of Natural Resources of the RF on Tver region	Tver
22.	Fresh water production for water-supply of recreational camp "Signal"	№ 57273	21.12.2004	01.09.2016	Regional Agency on Subsoil Utilization of the Central Federal District	Yudinka village of the Tula region
23.	Foul water discharge	№ 00191	10.11..2005	01.11.2008	Moscow-Oka Basin Department	Tula region
24.	Maintenance of cipher (cryptographic) machines	№ 2907X	22.12.2005	13.05.2009	Licensing, Certification and State Secret Protection Center of the Russian Federal Security Service (FSB)	On the territory of the Company's subsidiaries
25.	Distribution of cipher (cryptographic) machines	№ 2908P	22.12.2005	13.05.2009	Licensing, Certification and State Secret Protection Center of the Russian Federal Security Service (FSB)	On the territory of the Company's subsidiaries
26.	Provision of services for information ciphering	№ 2909U	22.12.2005	13.05.2009	Licensing, Certification and State Secret Protection Center of the Russian Federal Security Service (FSB)	On the territory of the Company's subsidiaries
27.	Activities on technical protection of	№ 0210	11.05.2004	11.05.2009	State Technical Commission	Subsidiaries of OJSC

	confidential information				under the RF President Administration	"CenterTelecom"
28	Activities related to handling information containing state secrets	№ 5500	16.12.2003	16.12.2008	Local Department for Moscow city and Moscow region of the Federal Security Service of Russia	6 Degtyarny Per., build. 2, GSP-3, Moscow, Russia
1	Activities related to handling information containing state secrets (original copy)	№ 5500/2	28.01.2004	16.12.2008	Local Department for Moscow city and Moscow region of the Federal Security Service of Russia	38 Teatralnaya Street, Kaluga
2	Activities related to handling information containing state secrets (original copy)	№ 5500/9	28.01.2004	16.12.2008	Local Department for Moscow city and Moscow region of the Federal Security Service of Russia	23 Lenina Street, Liski, Voronezh region
3	Activities related to handling information containing state secrets (original copy)	№ 5500/12	28.01.2004	16.12.2008	Local Department for Moscow city and Moscow region of the Federal Security Service of Russia	8 Krasnaya Square, Kursk
4	Activities related to handling information containing state secrets (original copy)	№ 5500/13	28.01.2004	16.12.2008	Local Department for Moscow city and Moscow region of the Federal Security Service of Russia	17 Karl Marx Street, Fatezh, Kursk region
5	Activities related to handling information containing state secrets (original copy)	№ 5500/17	28.01.2004	16.12.2008	Local Department for Moscow city and Moscow region of the Federal Security Service of Russia	29 Narodnogo Opolchenia Street, building 2, Moscow
6	Activities related to handling information containing state secrets (original copy)	№ 5500/18	28.01.2004	16.12.2008	Local Department for Moscow city and Moscow region of the Federal Security Service of Russia	6 Nekrasova Street, Zvenigorod, Moscow region
7	Activities related to handling information containing state secrets (original copy)	№ 5500/19	28.01.2004	16.12.2008	Local Department for Moscow city and Moscow region of the Federal Security Service of Russia	69 Karl Marx Street, Yegoryevsk, Moscow region
8	Activities related to handling information containing state secrets (original copy)	№ 5500/20	14.04.2004	16.12.2008	Local Department for Moscow city and Moscow region of the Federal Security Service of Russia	43 Lenina Street, Orel

	9	Activities related to handling information containing state secrets (original copy)	№ 5500/21	14.04.2004	16.12.2008	Local Department for Moscow city and Moscow region of the Federal Security Service of Russia	30 25 Oktyabrya Street, Kromy, Orel region
	10	Activities related to handling information containing state secrets (original copy)	№ 5500/22	12.05.2004	16.12.2008	Local Department for Moscow city and Moscow region of the Federal Security Service of Russia	43 Schedrina Street, Ryazan
	11	Activities related to handling information containing state secrets (original copy)	№ 5500/23	12.05.2004	16.12.2008	Local Department for Moscow city and Moscow region of the Federal Security Service of Russia	7 Gagarina Street, Starozhilovo, Ryazan region
	12	Activities related to handling information containing state secrets (original copy)	№ 5500/24	14.06.2004	16.12.2008	Local Department for Moscow city and Moscow region of the Federal Security Service of Russia	24 Novotorzhskaya Street, Tver
	13	Activities related to handling information containing state secrets (original copy)	№ 5500/25	14.06.2004	16.12.2008	Local Department for Moscow city and Moscow region of the Federal Security Service of Russia	41 Studencheskaya Street, Torzhok, Tver region
	14	Activities related to handling information containing state secrets (original copy)	№ 5500/26	05.04.2005	16.12.2008	Local Department for Moscow city and Moscow region of the Federal Security Service of Russia	33 Lenina prospect, Tula
	15	Activities related to handling information containing state secrets (original copy)	№ 5500/27	05.04.2005	16.12.2008	Local Department for Moscow city and Moscow region of the Federal Security Service of Russia	9 Karl Marx Square, Bryansk
	16	Activities related to handling information containing state secrets (original copy)	№ 5500/28	05.04.2005	16.12.2008	Local Department for Moscow city and Moscow region of the Federal Security Service of Russia	1Б Mira Street, Pochep, Bryansk region
	17	Activities related to handling information containing state secrets (original copy)	№ 5500/29	05.04.2005	16.12.2008	Local Department for Moscow city and Moscow region of the Federal Security Service of Russia	14 Sevskaya Street, Trubchevsk,Bryansk region

	18	Activities related to handling information containing state secrets (original copy)	№ 5500/30	05.04.2005	16.12.2008	Local Department for Moscow city and Moscow region of the Federal Security Service of Russia	35 Revolyutsy Prospekt, Voronezh
	19	Activities related to handling information containing state secrets (original copy)	№ 5500/31	05.04.2005	16.12.2008	Local Department for Moscow city and Moscow region of the Federal Security Service of Russia	19 Sovetskaya Street, urban village Anna, Voronezh region
	20	Activities related to handling information containing state secrets (original copy)	№ 5500/33	05.04.2005	16.12.2008	Local Department for Moscow city and Moscow region of the Federal Security Service of Russia	6 Oktyabrskoy Revolyutsy Street, Smolensk
	21	Activities related to handling information containing state secrets (original copy)	№ 5500/34	05.04.2005	16.12.2008	Local Department for Moscow city and Moscow region of the Federal Security Service of Russia	15 microdistrict, Yartsevo, Smolensk region
	22	Activities related to handling information containing state secrets (original copy)	№ 5500/35	05.04.2005	16.12.2008	Local Department for Moscow city and Moscow region of the Federal Security Service of Russia	2B, Astrakhanskaya Street, Tambov
	23	Activities related to handling information containing state secrets (original copy)	№ 5500/36	05.04.2005	16.12.2008	Local Department for Moscow city and Moscow region of the Federal Security Service of Russia	6 Kotovskogo Street, Sosnovka village, Tambov region
	24	Activities related to handling information containing state secrets (original copy)	№ 5500/37	05.04.2005	16.12.2008	Local Department for Moscow city and Moscow region of the Federal Security Service of Russia	42 Gorkogo Street, Vladimir
	25	Activities related to handling information containing state secrets (original copy)	№ 5500/38	15.06.2005	16.12.2008	Local Department for Moscow city and Moscow region of the Federal Security Service of Russia	22 Komsomolskaya Street, Yaroslavl
	26	Activities related to handling information containing state secrets (original copy)	№ 5500/39	15.06.2005	16.12.2008	Local Department for Moscow city and Moscow region of the Federal Security Service of Russia	21 Podlipayeva Street, Kostroma

	27	Activities related to handling information containing state secrets (original copy)	№ 5500/40	09.09.2005	16.12.2008	Local Department for Moscow city and Moscow region of the Federal Security Service of Russia	10-th Avgusta, Ivanovo
	28	Activities related to handling information containing state secrets (original copy)	№ 5500/41	21.09.2005	16.12.2008	Local Department for Moscow city and Moscow region of the Federal Security Service of Russia	3 Sobornaya square, Belgorod
	29	Activities related to handling information containing state secrets (original copy)	№ 228	23.12.2004	16.12.2008	Local Department for Moscow city and Moscow region of the Federal Security Service of Russia	35a Tereshkovoy Street, Lipetsk
29.		Performing measures and/or provision of services for protection of state secrets	№ 5501	16.12.2003	16.12.2008	Local Department for Moscow city and Moscow region of the Federal Security Service of Russia	6 Degtyarny Pereulok, Building 2, Moscow
	1	Performing measures and/or provision of services for protection of state secrets (original copy)	№ 5501/10	05.04.2005	16.12.2008	Local Department for Moscow city and Moscow region of the Federal Security Service of Russia	43 Lenina Street, Orel
	2	Performing measures and/or provision of services for protection of state secrets (original copy)	№ 5501/11	05.04.2005	16.12.2008	Local Department for Moscow city and Moscow region of the Federal Security Service of Russia	8 Krasnaya Square, Kursk
	3	Performing measures and/or provision of services for protection of state secrets (original copy)	№ 5501/12	05.04.2005	16.12.2008	Local Department for Moscow city and Moscow region of the Federal Security Service of Russia	38 Teatralnaya Street, Kaluga
	4	Performing measures and/or provision of services for protection of state secrets (original copy)	№ 5501/13	05.04.2005	16.12.2008	Local Department for Moscow city and Moscow region of the Federal Security Service of Russia	9 Karl Marx Street, Bryansk
	5	Performing measures and/or provision of services for protection of state secrets (original copy)	№ 5501/14	05.04.2005	16.12.2008	Local Department for Moscow city and Moscow region of the Federal Security Service of Russia	35 Revolutsy pr., Voronezh

6	Performing measures and/or provision of services for protection of state secrets (original copy)	№ 5501/15	05.04.2005	16.12.2008	Local Department for Moscow city and Moscow region of the Federal Security Service of Russia	6 Oktyabrskoy Revolutsy Street, Smolensk
7	Performing measures and/or provision of services for protection of state secrets (original copy)	№ 5501/16	05.04.2005	16.12.2008	Local Department for Moscow city and Moscow region of the Federal Security Service of Russia	2в Astrakhanskaya Street, Tambov
8	Performing measures and/or provision of services for protection of state secrets (original copy)	№ 5501/17	05.04.2005	16.12.2008	Local Department for Moscow city and Moscow region of the Federal Security Service of Russia	33 Lenina Prospekt, Tula
9	Performing measures and/or provision of services for protection of state secrets (original copy)	№ 5501/18	05.04.2005	16.12.2008	Local Department for Moscow city and Moscow region of the Federal Security Service of Russia	43 Shchedrina Street, Ryazan
10	Performing measures and/or provision of services for protection of state secrets (original copy)	№ 5501/19	15.06.2005	16.12.2008	Local Department for Moscow city and Moscow region of the Federal Security Service of Russia	29 Narodnogo Opolchenia Street, building 2, Moscow
11	Performing measures and/or provision of services for protection of state secrets (original copy)	№ 5501/20	09.09.2005	16.12.2008	Local Department for Moscow city and Moscow region of the Federal Security Service of Russia	1 10-th Avgusta Street, Ivanovo
12	Performing measures and/or provision of services for protection of state secrets (original copy)	№ 5501/21	21.09.2005	16.12.2008	Local Department for Moscow city and Moscow region of the Federal Security Service of Russia	3 Sobornaya Square, Belgorod
13	Performing measures and/or provision of services for protection of state secrets (original copy)	№ 229	23.12.2004	16.12.2008	Local Department for Moscow city and Moscow region of the Federal Security Service of Russia	35a Tereshkovoy Street, Lipetsk
30.	Performing measures and/or provision of services for protection of state secrets	№ 2853 M	11.11.2005	16.12.2008	Licensing, Certification and State Secret Protection Center of the Russian Federal Security Service (FSB)	OJSC CenterTelecom

	1	Performing measures and/or provision of services for protection of state secrets	№ 2853 / 1 M	11.11.2005	16.12.2008	Licensing, Certification and State Secret Protection Center of the Russian Federal Security Service (FSB)	3 Revolutsy Square, Belgorod
	2	Performing measures and/or provision of services for protection of state secrets	№ 2853 / 2 M	11.11.2005	16.12.2008	Licensing, Certification and State Secret Protection Center of the Russian Federal Security Service (FSB)	9 Karl Marx Square, Bryansk
	3	Performing measures and/or provision of services for protection of state secrets	№ 2853 / 3 M	11.11.2005	16.12.2008	Licensing, Certification and State Secret Protection Center of the Russian Federal Security Service (FSB)	22 Komsomolskaya Street, Yaroslavl
	4	Performing measures and/or provision of services for protection of state secrets	2853/3/1 M	11.11.2005	16.12.2008	Licensing, Certification and State Secret Protection Center of the Russian Federal Security Service (FSB)	1 10th Avgusta Street, Ivanovo
	5	Performing measures and/or provision of services for protection of state secrets	2853/3/2 M	30.12.2005	16.12.2008	Licensing, Certification and State Secret Protection Center of the Russian Federal Security Service (FSB)	1 Podlipaeva Street, Kostroma
	6	Performing measures and/or provision of services for protection of state secrets	№ 2853 / 4 M	11.11.2005	16.12.2008	Licensing, Certification and State Secret Protection Center of the Russian Federal Security Service (FSB)	42 Gorkogo Street, Vladimir
	7	Performing measures and/or provision of services for protection of state secrets	№ 2853 / 5 M	11.11.2005	16.12.2008	Licensing, Certification and State Secret Protection Center of the Russian Federal Security Service (FSB)	35 Revolutsy Prospekt, Voronezh

8	Performing measures and/or provision of services for protection of state secrets	№ 2853 / 6 M	11.11.2005	16.12.2008	Licensing, Certification and State Secret Protection Center of the Russian Federal Security Service (FSB)	38 Teatralnaya Street, Kaluga
9	Performing measures and/or provision of services for protection of state secrets	№ 2853 / 7 M	11.11.2005	16.12.2008	Licensing, Certification and State Secret Protection Center of the Russian Federal Security Service (FSB)	8 Krasnaya Square, Kursk
10	Performing measures and/or provision of services for protection of state secrets	№ 2853 /8 M	11.11.2005	16.12.2008	Licensing, Certification and State Secret Protection Center of the Russian Federal Security Service (FSB)	35a Tereshkovoy Street, Lipetsk
11	Performing measures and/or provision of services for protection of state secrets	№ 2853 / 9 M	11.11.2005	16.12.2008	Licensing, Certification and State Secret Protection Center of the Russian Federal Security Service (FSB)	29 Narodnogo Opolcheniya Street, building 2, Moscow .
12	Performing measures and/or provision of services for protection of state secrets	№ 2853 / 10 M	11.11.2005	16.12.2008	Licensing, Certification and State Secret Protection Center of the Russian Federal Security Service (FSB)	43 Lenina Street, Orel
13	Performing measures and/or provision of services for protection of state secrets	№ 2853 / 15 M	30.12.2005	16.12.2008	Licensing, Certification and State Secret Protection Center of the Russian Federal Security Service (FSB)	43 Shchedrina Street, Ryazan
14	Performing measures and/or provision of services for protection of state secrets	№ 2853 / 11 M	11.11.2005	16.12.2008	Licensing, Certification and State Secret Protection Center of the Russian Federal Security Service (FSB)	6 Ortyabrskoy Revolutsy Street, Smolensk

	15	Performing measures and/or provision of services for protection of state secrets	№ 2853 / 12 M	11.11.2005	16.12.2008	Licensing, Certification and State Secret Protection Center of the Russian Federal Security Service (FSB)	2в Astrakhanskaya Street, Tambov
	16	Performing measures and/or provision of services for protection of state secrets	№ 2853 / 13 M	11.11.2005	16.12.2008	Licensing, Certification and State Secret Protection Center of the Russian Federal Security Service (FSB)	24 Novotorzhskaya Street, Tver
	17	Performing measures and/or provision of services for protection of state secrets	№ 2853 / 14 M	11.11.2005	16.12.2008	Licensing, Certification and State Secret Protection Center of the Russian Federal Security Service (FSB)	33 Lenina Prospekt, Tula

The Issuer's forecast about possible renewal of special permits (licenses):

Terms and conditions for a possibility of license renewals:

1. Carrying out activities under a license by the licensee without violations of the license conditions.
2. Timely application to the licensing authorities with a request for the license renewal and submission of all required documents as provided for by the Federal Law on Telecommunication.
3. Compliance of the licensee activities with the corresponding standards, rules and regulations.
4. Technical availability of implementation of the licensed activities.

The Issuer has no reason to suppose that the licenses won't be duly renewed or will be suspended or recalled.

3.2.7. Joint activities in partnership

Information about joint activities conducted by the Issuer with other organizations as of the end of the reporting quarter will be provided after submission of the Company's annual financial statements for 2006.

3.2.8. Additional requirements to be met by issuers, which are joint-stock investment funds, insurance or credit organizations, mortgage agents

The Issuer is not joint-stock investment funds, insurance organizations or credit organization, mortgage agent.

3.2.9. Additional requirements to be met by issuers for which natural resources extraction is the core activity

Natural resources extraction is not the core activity for the Issuer.

3.2.10. Additional requirements to be met by issuers for which telecom service provision is the core activities

A) Licenses for communication services provision

№	License title	License number	Conditions for conducted operations	Date of issue	Valid till	Body, which issued the license	Coverage area.
1.	Provision of local and intra tariff band telephone service	№ 24064	1. Provision of local and intraareal telephone communication of public switched telephone network and services of telephone communication with the use of intelligent network. 2. Rendering services of local telephone communication provision of a subscriber with access to telematic, intraareal, domestic long-distance and international telephone communication services and data services, except for data services for voice transmission. 3. Rendering services of intraareal telephone communication services provision of a subscriber with access to telematic and data services, except for data services for voice transmission. 4. According to the agreement with communication operator rendering services of domestic long-distance and international telephone communication, the company is entitled to charge subscribers and (or) users for the services of domestic long-distance and international telephone communication on behalf and a t the expense of the operators.	24.10.2002	24.10.2012	Ministry of Telecommunication of Russia	Belgorod, Bryansk, Vladimir, Voronezh, Ivanovo, Kaluga, Kostroma, Kursk, Lipetsk, Moscow, Orel, Ryazan, Smolensk, Tambov, Tver, Tula, Yaroslavl regions and the city of Moscow.
2.	Provision of local, international and domestic long-distance telephone	№ 23250	- services of local, international and domestic long-distance telephone communication at public telephone offices and public pay phones	14.11.2002	14.11.2007	Ministry of Telecommunication of Russia	Belgorod, Bryansk, Vladimir, Voronezh, Ivanovo, Kaluga, Kostroma, Kursk, Lipetsk, Moscow, Orel, Ryazan,

	services						Smolensk, Tambov, Tver, Tula, Yaroslavl regions and the city of Moscow
3.	Lease of telecommunication channels	№ 23247	- provision to customers of local, long-distances channels and links, channels for TV and sound programs, circuits for transmission of telecommunications signals	14.11.2002	14.11.2007	Ministry of Telecommunication of Russia	Belgorod, Bryansk, Vladimir, Voronezh, Ivanovo, Kaluga, Kostroma, Kursk, Lipetsk, Moscow, Orel, Ryazan, Smolensk, Tambov, Tver, Tula, Yaroslavl regions and the city of Moscow
4.	Data services	№ 23248	- public data network services	14.11.2002	14.11.2007	Ministry of Telecommunication of Russia	Belgorod, Bryansk, Vladimir, Voronezh, Ivanovo, Kaluga, Kostroma, Kursk, Lipetsk, Moscow, Orel, Ryazan, Smolensk, Tambov, Tver, Tula, Yaroslavl regions and the city of Moscow.
5.	Provision of telematic services	№ 23249	- public telematic services (e-mail, access to directory services, fax transmission, message handling service, voice mail services, speech message service, audio and video conference call service);	14.11.2002	14.11.2007	Ministry of Telecommunication of Russia	Belgorod, Bryansk, Vladimir, Voronezh, Ivanovo, Kaluga, Kostroma, Kursk, Lipetsk, Moscow, Orel, Ryazan, Smolensk, Tambov, Tver, Tula, Yaroslavl regions and the city of Moscow.
6.	Provision of telegraph services	№ 24065	1. Provision of telegraph services (receive/transmit, delivery of telegrams, AT/telex network services)). 2. Installed capacity of telegraph facilities	14.11.2002	14.11.2007	Ministry of Telecommunication of Russia	Belgorod, Bryansk, Vladimir, Voronezh, Ivanovo, Kaluga, Kostroma, Kursk, Lipetsk, Moscow, Orel, Ryazan,

			should provide full satisfaction of demand in telegraph services of the license territory.				Smolensk, Tambov, Tver, Tula, Yaroslavl regions and the city of Moscow.
7.	Provision of communication services via data transmission network, except for voice transmission	№ 36633	Pursuant to this license, the Company should provide subscriber with communication service between the subscriber (terminal) sets connected to the licensee's data network: a) access to communication network of licensee; б) communication via licensee's data transmission network with the use of subscriber (terminal) equipment for voice transmission; в) access to voice services rendered by other communication operators, data networks of which interact with the licensee's network	21.11.2005	21.11.2010	Federal Service on Telecommunicatio ns Supervision	Kaluga region
8.	Provision of voice services via the data transmission network	№ 37053	Pursuant to this license, the Company should provide subscriber with: a) access to communication network of licensee; б) communication via licensee's data transmission network with the use of subscriber (terminal) equipment for voice transmission; в) access to voice services rendered by other communication operators, data networks of which interact with the licensee's network.	12.12.2005	12.12.2010	Federal Service on Telecommunicatio ns Supervision	Kaluga region
9.	Provision of sound program broadcasting over a wireline network	№ 42765	Pursuant to this license, the Company should provide subscriber with communication service between the subscriber (terminal) sets connected to the licensee's data network: a) access to communication network of licensee; б) communication via licensee's data transmission network with the use of subscriber (terminal) equipment for voice				Belgorod, Vladimir, Ivanovo, Kostroma, Kursk, Lipetsk, Moscow, Ryazan, Smolensk, Tambov, Tula, Yaroslavl regions.

			transmission; в) access to voice services rendered by other communication operators, data networks of which interact with the licensee's network				
9.	Provision of sound program broadcasting over a wireline network	№ 24339	Network of the licensee is designated for broadcasting of sound programs of all-Russian and state regional companies. Broadcasting of other programs is possible in the presence of license to provide TV and radio broadcasting and corresponding agreement with the licensee-broadcaster.	28.11.2002	28.11.2007	Ministry of Telecommunication of Russia	Belgorod, Bryansk, Vladimir, Voronezh, Ivanovo, Kaluga, Kostroma, Kursk, Lipetsk, Moscow, Orel, Ryazan, Smolensk, Tambov, Tver, Tula, Yaroslavl regions and the city of Moscow.
10.	Provision of sound program broadcasting over a wireline network	№ 25058	Network of the licensee is designated for broadcasting of sound programs of all-Russian and state regional companies. Broadcasting of other programs is possible in the presence of license to provide TV and radio broadcasting and corresponding agreement with the licensee-broadcaster.	07.02.2003	07.02.2008	Ministry of Telecommunication of Russia	Vostochny, Severnoe and Nekrasovka communities, microrayon Kosino of Moscow
11.	Provision of mobile radio and telephone communication via public switched telephone network	№ 36270	Provision of mobile radio and telephone communication services via public switched telephone network (NTM-450 network) according to the license only on the territory of the Ivanovo region. Pursuant to this license, the Company should provide subscriber with: 1) access to communication network of the Company; 2) connections via mobile communication network of the licensee for receipt (transmission) of voice and data providing seamlessness of communication while rendering services despite the location of a subscriber, including when he/she is on the move; 3) connection with subscribers and (or) users of public fixed-line networks; 4) capability to use mobile services of NMT-450 standard network while outside	14.11.2005	14.11.2010	Federal Service on Telecommunications Supervision	Ivanovo region

			the territory of the mentioned license; 5) access to communication services rendered by other operators, which networks interact with the licensee's network, except for fixed-line, mobile radio and mobile radio-telephone communication operators; 6) access to I&R service; 7) free of charge round-the-clock emergency calls.				
12.	Provision of cellular telephone service in 450 MHz band using IMT-MC	№ 30244	cellular digital radio telephone service in 450 MHz band using IMT-MC technology Installed capacity by 2007 – 6000 numbers, by 2013 – 16000 numbers.	30.12.2003	30.12.2013	Ministry of Telecommunication of Russia	Ivanovo region
13.	Provision of mobile radio and telephone communication via public switched telephone network	№ 36271	Mobile radio and telephone communication services via public switched telephone network (NTM-450 network) according to the license only on the territory of the Kostroma region Pursuant to this license, the Company should provide subscriber with: 1) access to communication network of the Company; 2) connections via mobile communication network of the licensee for receipt (transmission) of voice and data providing seamlessness of communication while rendering services despite the location of a subscriber, including when he/she is on the move; 3) connection with subscribers and (or) users of public fixed-line networks; 4) capability to use mobile services of NMT-450 standard network while outside the territory of the mentioned license; 5) access to communication services rendered by other operators, which	14.11.2005	14.11.2010	Federal Service on Telecommunications Supervision	Kostroma region

			networks interact with the licensee's network, except for fixed-line, mobile radio and mobile radio-telephone communication operators; 6) access to I&R service; 7) free of charge round-the-clock emergency calls.				
14.	Provision of cellular telephone service in 450 MHz band using IMT-MC	№ 30245	cellular digital radio telephone service in 450 MHz band using IMT-MC technology Installed capacity by 2007 – 6000 numbers, by 2013 – 16000 numbers.	30.12.2003	30.12.2013	Ministry of Telecommunication of Russia	Kostroma region
15.	Provision of mobile radio and telephone communication	№ 38499	The Company should provide mobile radio and telephone communication services (GSM-900|1800 standard network) в according to the license only on the territory of the Tambov region. Pursuant to this license, the Company should provide subscriber with: 1) access to communication network of the Company; 2) connections via mobile communication network of the licensee for receipt (transmission) of voice and data providing seamlessness of communication while rendering services despite the location of a subscriber, including when he/she is on the move; 3) connection with subscribers and (or) users of public fixed-line networks; 4) capability to use mobile services of NMT-450 standard network while outside the territory of the mentioned license; 5) access to telematic and data services, except for data services for voice transmission; 6) access to I&R service; 7) free of charge round-the-clock	01.03.2006	01.03.2011	Federal Service on Telecommunications Supervision	Tambov region

			emergency calls.				
17.	Provision of mobile radio and telephone communication via public switched telephone network	№ 36269	Mobile radio and telephone communication services via public switched telephone network (NTM-450 network) according to the license only on the territory of the Yaroslavl region Pursuant to this license, the Company should provide subscriber with: 1) access to communication network of the Company; 2) connections via mobile communication network of the licensee for receipt (transmission) of voice and data providing seamlessness of communication while rendering services despite the location of a subscriber, including when he/she is on the move; 3) connection with subscribers and (or) users of public fixed-line networks; 4) capability to use mobile services of NMT-450 standard network while outside the territory of the mentioned license; 5) access to communication services rendered by other operators, which networks interact with the licensee's network, except for fixed-line, mobile radio and mobile radio-telephone communication operators; 6) access to I&R service; 7) free of charge round-the-clock emergency calls.	14.11.2005	14.11.2010	Federal Service on Telecommunications Supervision	Yaroslavl region
18.	Provision of cellular telephone service in 450 MHz band using IMT-MC	№ 30246	cellular digital radio telephone service in 450 MHz band using IMT-MC technology Installed capacity by 2007 – 6000 numbers, by 2013 – 16000 numbers.	30.12.2003	30.12.2013	Ministry of Telecommunication of Russia	Yaroslavl region
19	Mobile radio	№ 24325	Limit is 300 subscribers with the use of 330	14.11.2002	14.11.2007	Ministry of	Belgorod region

	telephone service		MHz band			Telecommunication of Russia	
20	Mobile radio telephone service	№ 24326	Limit is 500 subscribers with the use of 330 MHz band	14.11.2002	14.11.2007	Ministry of Telecommunication of Russia	Vladimir region
21	Mobile radio telephone service	№ 24327	Limit is 1800 subscribers with the use of 330 MHz band	14.11.2002	14.11.2007	Ministry of Telecommunication of Russia	Voronezh region
22	Mobile radio telephone service	№ 24328	Limit is 800 subscribers with the use of 330 MHz band	14.11.2002	14.11.2007	Ministry of Telecommunication of Russia	Ivanovo region
23	Mobile radio telephone service	№ 24695	Installed capacity by the end of 2007 – at least 600 numbers in band of 828-831 MHz and 873-876 MHz	30.12.2002	30.12.2007	Ministry of Telecommunication of Russia	Ivanovo region
24	Mobile radio telephone service	№ 24329	Limit is 480 subscribers with the use of 330 MHz band	14.11.2002	14.11.2007	Ministry of Telecommunication of Russia	Kaluga region
25	Mobile radio telephone service	№ 24330	Limit is 400 subscribers with the use of 330 MHz band	14.11.2002	14.11.2007	Ministry of Telecommunication of Russia	Kursk region
26	Mobile radio telephone service	№ 24331	Limit is 400 subscribers with the use of 330 MHz band	14.11.2002	14.11.2007	Ministry of Telecommunication of Russia	Lipetsk region
27	Mobile radio telephone service	№ 24332	Limit is 4000 subscribers with the use of 330 MHz band	14.11.2002	14.11.2007	Ministry of Telecommunication of Russia	Moscow region
28	Mobile radio telephone service	№ 24333	Limit is 200 subscribers with the use of 330 MHz band	14.11.2002	14.11.2007	Ministry of Telecommunication of Russia	Orel region
29	Mobile radio telephone service	№ 24334	Limit is 500 subscribers with the use of 330 MHz band	14.11.2002	14.11.2007	Ministry of Telecommunication of Russia	Ryazan region
30	Mobile radio telephone service	№ 24335	Limit is 500 subscribers with the use of 330 MHz band	14.11.2002	14.11.2007	Ministry of Telecommunication of Russia	Smolensk region
31	Mobile radio telephone service	№ 24336	Limit is 270 subscribers with the use of 330 MHz band	14.11.2002	14.11.2007	Ministry of Telecommunication of Russia	Tver region

32	Mobile radio telephone service	№ 24337	Limit is 900 subscribers with the use of 330 MHz band	14.11.2002	14.11.2007	Ministry of Telecommunication of Russia	Tula region
33	Mobile radio telephone service	№ 24338	Limit is 400 subscribers with the use of 330 MHz band	14.11.2002	14.11.2007	Ministry of Telecommunication of Russia	Yaroslavl region
34	On-air broadcasting of sound programs	№ 46483	License is under technical registration process in the Federal Service on Telecommunications Supervision	-	-	Federal Service on Telecommunications Supervision	Belgorod region
35	On-air broadcasting of sound programs	№ 35111	Pursuant to this license the Company should provide a user with: Receipt of program (programs) from broadcasters; On-air broadcasting of program (programs).	17.10.2005	17.10.2008	Federal Service on Telecommunications Supervision	Vladimir region
36	On-air broadcasting of sound programs	№ 45185	Pursuant to this license the licensee should provide user with: 1) receipt of TV program (programs) and (or) radio programs from broadcaster; 2) on-air broadcasting of program (programs).	24.10.2006	21.06.2011	Federal Service on Telecommunications Supervision	Vladimir region
37	On-air broadcasting of sound programs	№ 34303	Pursuant to this license the Company should provide a user with: Receipt of program (programs) from broadcasters; On-air broadcasting of program (programs).	01.08.2005	29.10.2008	Federal Service on Telecommunications Supervision	Voronezh region
38	On-air broadcasting of sound programs	№ 34302	Pursuant to this license the Company should provide a user with: Receipt of program (programs) from broadcasters; On-air broadcasting of program (programs).	11.08.2005	08.10.2009	Federal Service on Telecommunications Supervision	Ivanovo region
39	Broadcasting of sound and TV programs on cable TV networks	№ 23533	Services are provided with the use of cable TV networks (SKP, KSKP, SKT), with the following specifications: Ivanovo: frequency channels SKP – 5/5, 10/10, 12/12, 27/27, 30/30, 32/32, 37/37; Frequency channels and bands KSKP -30/1, 2, 32/3, 5/5, 37/6, 7, 27/8, 9, 10/10, 11, 12/12, SK-11; Frequency channels and	29.08.2002	29.08.2007	Ministry of Telecommunication of Russia	Ivanovo

			bands SKT – 30/1, 12/2, 32/3, 37/6,10/7,27/8,5/9,51/11,25/ SK-11, 21, 23,29,31, 33, 35, 39, 41, 43, 45, 47, 49, 53, 55, 57, 59, 61, 63, 65, 67, 69, 5-30 МГц Kokhma: Frequency channels and bands KSKP – 30/1, 2, 32/3, 5/5, 37/6, 7, 27/8, 9, 10/10, 11, 12/12, SK-11 Vichuga, Kineshma, Teykovo, Shuya: Frequency channels and bands KSKP – 30/1, 32/3, 6, 7, 27/(11 or SK-11 or SK-12), 5/9, 12/12 Total capacity of the networks up to 10 thousand subscribers				
40	On-air broadcasting of sound programs	№ 41565	Pursuant to this license, the Company should provide subscriber with: a) access to communication network of the licensee; b) propagation (delivery) of TV programs signals and (or) radio broadcasting via cable network to the users (terminal) equipment	20.08.2006	20.08.2011	Ministry of Telecommunication of Russia	Vorotynsk community of Babynsk area, Kaluga region
41	On-air broadcasting of TV programs	№ 28681	Coverage territory depends on signal zone of transmitting station with the following specifications: Equipment is installed in Lyudino village of the Kaluga region; Frequency channel – 47 TV channel, carrier shifting – plus 10,4 kHz; Transmitter power – 200 W	31.10.2003	27.08.2008	Ministry of Telecommunication of Russia	Kaluga region
42	On-air broadcasting of sound programs	№ 40783	Pursuant to this license, the Company should provide subscriber with: Receipt of TV and (or) radio broadcasting from broadcasting companies; On-air broadcasting of programs	28.04.2006	05.01.2011	Federal Service on Telecommunications Supervision	Kondorovo, Kaluga region
43	On-air broadcasting of	№ 43986	Pursuant to this license the Company should provide a user with:			Federal Service on Telecommunicatio	Kaluga region

	sound programs		Receipt of program (programs) from broadcasters; On-air broadcasting of program (programs).			ns Supervision	
44	On-air broadcasting of sound programs	№ 32187	Pursuant to this license the Company should provide a user with: Receipt of program (programs) from broadcasters; On-air broadcasting of program (programs).	10.05.2005	10.05.2008	Federal Service on Telecommunications Supervision	Kostroma region
45	Broadcasting of sound and TV programs on cable TV networks	№ 43182	Pursuant to this license the Company should provide a user with: Access to the licensee's network; propagation (delivery) of TV programs signals and (or) radio broadcasting via cable network to the users (terminal) equipment	12.11.2006	12.11.2011	Ministry of Telecommunication of Russia	Kostroma
46	On-air broadcasting of sound programs	№ 32839	Pursuant to this license the Company should provide a user with: Receipt of program (programs) from broadcasters; On-air broadcasting of program (programs).	22.06.2005	30.06.2008	Federal Service on Telecommunications Supervision	Shchigry, Kursk region
47	On-air broadcasting of sound programs	№ 23557	Coverage territory depends on signal zone of transmitting station with the following specifications: Equipment is installed in Gorshechnoye of the Kursk region; Frequency – 71,78 MHz, polarization – vertical; Transmitter power – 100 W.	29.08.2002	29.08.2007	Ministry of Telecommunication of Russia	Gorshechnoye community, Kursk region
48	Provision of telecommunication services for cable broadcasting	№ 31082	Pursuant to this license the Company should provide a user with: Access to the licensee's network; propagation (delivery) of TV programs signals and (or) radio broadcasting via cable network to the users (terminal) equipment	25.03.2005	18.03.2010	Federal Service on Telecommunications Supervision	Kursk
49	On-air broadcasting of sound programs	№ 23543	Coverage territory depends on signal zone of transmitting station with the following specifications: Volovo: 104.400 MHz, 0.100 kW; Dankov: 102.400 MHz, 0.500 kW;	29.08.2002	29.08.2007	Ministry of Telecommunication of Russia	Lipetsk region

			Dobrinka: 102.700 MHz, 0.250 kW; Dolgorukovo: 102.900 MHz, 0.250 kW; Izmalkovo: 73.790 MHz, 0.100 kW; Ploty: 102.600 MHz, 0.100 kW; Terbuny: 101.900 MHz, 0.100 kW; Usman: 104.000 MHz, 0.500 kW; Lev Tolstoy: 103.800 MHz, 0.100 kW; Chaplygin: 103.300 MHz, 0. 250 kW; Chernava: 69.260 MHz, 0.030 kW.				
50	On-air broadcasting of sound programs	№ 32046	Pursuant to this license the Company should provide a user with: Receipt of program (programs) from broadcasters; On-air broadcasting of program (programs).	31.05.2005	23.07.2009	Federal Service on Telecommunicatio ns Supervision	Lipetsk region
51	On-air broadcasting of sound programs	№ 36678	Pursuant to this license the Company should provide a user with: Receipt of program (programs) from broadcasters; On-air broadcasting of program (programs).	21.11.2005	21.11.2010	Federal Service on Telecommunicatio ns Supervision	Dolgorukovo, Lipetsk region
52	On-air broadcasting of sound programs	№ 43251	Pursuant to this license the Company should provide a user with: - receipt of TV and (or) radio program (programs) from broadcasters ; - On-air broadcasting of program (programs).	28.07.2006	15.05.2011	Federal Service on Telecommunicatio ns Supervision	Lebedyan, Lipetsk region
53	On-air broadcasting of TV programs	№ 23924	Coverage territory depends on signal zone of transmitting station with the following specifications: Serpukhov: Frequency band – 2500-2700, Number of frequency channels (not more than) 12 Solnechnogorsk: Frequency band – 2500-2700, Number of frequency channels (not more than) 12 Chekhov: Frequency band – 2500-2700, Number of frequency channels (not more than) 12.	04.10.2002	04.10.2007	Ministry of Telecommunicatio n of Russia	Serpukhov, Solnechnogorsk, Chekhov towns of Moscow region
54	On-air	№ 43199	Pursuant to this license the Company should	10.12.2006	21.06.2011	Federal Service on	Moscow region

	broadcasting of TV programs		provide a user with: - receipt of TV and (or) radio program (programs) from broadcasters ; - On-air broadcasting of program (programs).			Telecommunications Supervision	
55	On-air broadcasting of sound programs	№ 31551	Pursuant to this license the Company should provide a user with: Receipt of program (programs) from broadcasters; On-air broadcasting of program (programs).	26.04.2005	22.04.2008	Federal Service on Telecommunications Supervision	Moscow region
56	Broadcasting of TV and sound programs over cable TV network	№ 43 435	Pursuant to this license the Company should provide a user with: Access to the licensee's network; propagation (delivery) of TV programs signals and (or) radio broadcasting via cable network to the users (terminal) equipment	12.11.2006	12.11.2011	Ministry of Telecommunication of Russia	Towns of Kolomna, Losino-Petrovski, Orekhovo-Zuevo and Orekhovo-Zuevo area of the Moscow region
57	On-air broadcasting of sound programs	№ 40296	Pursuant to this license the Company should provide a user with: Receipt of program (programs) from broadcasters; On-air broadcasting of program (programs).	18.05.2006	18.05.2006	Federal Service on Telecommunications Supervision	Tambov region
58	Provision of telecommunication services for cable broadcasting	№ 31083	Pursuant to this license the Company should provide a user with: Access to the licensee's network; propagation (delivery) of TV programs signals and (or) radio broadcasting via cable network to the users (terminal) equipment	15.03.2005	18.03.2010	Federal Service on Telecommunications Supervision	Yaroslavl
59	On-air broadcasting of sound programs	№ 26670	Coverage territory depends on signal zone of transmitting station with the following specifications: Equipment is installed in Dubki village of the Yaroslavl region; Frequency – 103,3 MHz, polarization – horizontal Transmitter power – 1 kW	05.06.2003	16.07.2007	Ministry of Telecommunication of Russia	Yaroslavl and neighbouring settlements, Yaroslavl region

Terms and conditions for a possibility of license renewals:
1. Carrying out activities under a license by the licensee without violations of the license conditions.
2. Timely application to the licensing authorities with a request for the license renewal and submission of all required documents as provided for by the Federal Law on Telecommunication.
3. Compliance of the licensee activities with the corresponding standards, rules and regulations.
4. Technical availability of implementation of the licensed activities.

Deadlines for meeting by the issuer of its obligations on creation of a subscriber base according to the license:

Deadlines for meeting by the issuer of its obligations on creation of a subscriber base: met according to the license validity conditions.

Extent of meeting by the issuer of these obligations: fulfilled according to the license requirements.

Factors that might adversely affect fulfillment by the issuer of its license obligations: circumstances beyond the reasonable control.

Probability of occurrence of such negative factors: not found.

B) Telecommunication Networks

Description of the telecommunication networks used by the Issuer for rendering telecommunication services is presented below.

CenterTelecom OJSC is an operator that takes important position in the public telecommunications network in the territory of 17 subjects of the Russian Federation covering about 20% of the total country population.

The company provides a wide range of telecommunication services including local and intrazone telephone communication services, Internet access services, data transmission services, cable television broadcasting, wired and untrashort waves radio broadcasting networks, leasing communication channels and other network resources. The Company also renders services to other carriers with regard to connection to the public telephone communication network and traffic transfer.

Local telephone communication

Presently, the Company's networks cover 8,516 various types of automatic telephone systems with the aggregate installed capacity of 6,976,752 numbers. Out of this amount, the city ATX installed capacity accounts for 5,952,666 numbers or 85.3% of the total network, and country ATX – for 1,024,086 numbers or 14.7%.

The ATX equipped capacity accounts for 6,612,130 numbers or 94.8%. Out of that, equipped city ATX numbers run for 5,687,965 (95.6%) and equipped country ATX numbers run for 924,165 (90.2%).

CenterTelecom OJSC is committed to continuous improvement of its telecommunication network, bringing on-stream up-to-date multi-purpose switchboards, building fiber-optic communication lines, and arranging radio-relay digital lines.

As of January 01, 2007, the digital ATX capacity in terms of the aggregate installed capacity accounts for 52.8%, including the share of city ATX accounting for 58.1% and the share of country ATX accounting for 22.3%. Apart from extending the network capacity, development of the network through installation of electronic ATXs of domestic and foreign manufacturers allows enlarging the array of advanced communication services rendered by the Company, such as dial-up Internet access, ISDN, auxiliary services. etc.

Line-cable facilities of CenterTelecom OJSC local telecommunication network are built and utilized for provision of communication services under the current licenses. For the moment, total length of cable networks reaches 738,162 km, of which fiber-optic cable length amounts to 6,805 km.

Intrazone and Long-distance Communication

Currently, a 21-zone switching point is utilized in the CenterTelecom OJSC telecommunication network. The total installed capacity of the switching point amounts to 219,201 ports. The equipped capacity of the switching point amounts to 184,269 ports or 84.1%.

For the arrangement of intrazone telephone communication both fiber-optic and radio-relay communication lines are used. As of January 01, 2007, the length of intrazone communication lines amounts to 33,794.17 km, of which fiber-optic lines run for 15,529.64 km providing basis for ensuring high-quality digital channels and junction lines. 484.7 km of intrazone fiber-optic communication lines have been brought on-stream over four quarters of 2006.

All the subscribers of CenterTelecom OJSC are granted access to long-distance and international communication services on the basis of agreements made with long-distance and international carriers (Rostelecom OJSC, MTT OJSC, SCS Sovintel Ltd., etc.)

Information on the radio-frequency resource provided by CenterTelecom OJSC in accordance with the laws of the Russian Federation for rendering communication services with the use of radio-electronic facilities in Central Federal District of the Russian Federation

For rendering communication services with the use of radio-electronic facilities, CenterTelecom OJSC commands radio-frequency resource validated in accordance with the laws of the Russian Federation:

1. For rendering on-air broadcasting services (broadcasting of television and radio programs) in Vladimir, Voronezh, Ivanovo, Kaluga, Kostroma, Kursk, Lipetsk, Moscow, Tambov, and Yaroslavl Regions – 147 radio frequencies validated by 106 permits for use of radio frequencies (hereinafter "Permits").

2. For rendering cellular radiotelephone communication services in Ivanovo, Kostroma, and Yaroslavl Regions:

in the NMT-450 format – 446 radio frequencies validated by 8 permits;

in the IMT-MC-450 format – 93 broadband radio-frequency channels validated by 4 permits;

3. For rendering cellular radiotelephone communication services in Tambov Region:

- in the GSM- 900 format – 604 radio frequencies validated by 10 permits;
- in the GSM – 1800 format – 288 radio frequencies validated by 4 permits.

4. For rendering mobile radiotelephone communication services in the MPT 1327 format ("Altai") in Belgorod, Vladimir, Voronezh, Ivanovo, Kaluga, Kursk, Lipetsk, Moscow, Orel, Ryazan, Smolensk, Tver, Tula, and Yaroslavl Regions – radio frequencies validated by 41 permits.

5. For rendering local telephone communication services and data transmission with the use of wireless access facilities in Belgorod, Vladimir, Voronezh, Ivanovo, Kaluga, Kostroma, Kursk, Lipetsk, Moscow, Orel, Ryazan, Smolensk, and Tula Regions – 952 radio frequencies (broadband channels) validated by 94 permits.

On top of that, for the arrangement of data transmission over local and intrazone communication lines with the use of radio-relay equipment there are 544 radio frequencies provided which are validated by 122 permits.

3.3. Issuer's Prospective Plans

CenterTelecom OJSC leads the telecommunication market of wireless communication services in Central Federal District, mainly due to one of its historical advantages – sophisticated infrastructure. The Company is actively expanding and pursuing a dynamic commercial development policy.

The prospective plans of the Company on the market of Central Federal District maintain the tendency towards development of both conventional telecommunication services and state-of-the-art telecommunication technologies, with subsequent enhancement of the services with high value added and increase in share of revenues from new services in the Company's income.

Further active large-scale introduction of broadband Internet access in Central Federal District under the DOMOLINK trademark on the basis of ADSL2+ technology, and commissioning of Triple Play service packages scheduled for the forthcoming year, combined within a single, most customer-

friendly complex, including the invention of IP TV services, is regarded by the Company to be the top-priority and most promising area of development. This will not only enable the Company to enhance loyalty on the part of the existing customers, but also facilitate attraction of new users who are giving up cable operators' services.

Rendering multi-media services will require upgrading and development of the network infrastructure, which is provided for in the Company's investment program and is one of the future priority tasks of CenterTelecom OJSC. Building NGN networks in Central Federal District will provide the Company with necessary infrastructure, both in terms of technical capabilities and commercial efficiency, and will allow resolving tasks of ensuring access to the global network, adoption of voice communication, multimedia data transmission, and arrangement of corporate communication systems.

Along with development of new services, the Company is planning to expand its telephone communication network aggressively, upgrade and build line and cable facilities. In order to ensure maximum telephone communication coverage of Central Federal District, the Company is planning to use, among others, wireless technologies. The Company is focused not only on technical improvement of conventional services, but also on shaping the most streamlined and differentiated offering for a modern subscriber. The Company's agenda includes adoption of convenient service packages combining local and intrazone communication, Internet access and miscellaneous services.

Besides, the Company is actively striving to participate in implementation of governmental programs, particularly, the "Education" federal program relating to connecting general education institutions to the Internet network.

3.4. Issuer's participation in production, banking, financial groups, holdings, groups of companies and associations

Production, banking, financial groups, holdings, groups of companies and associations, in which the Issuer participate:

1. Organization: ***Association of communication quality control and informatization «International Telecommunications Quality Congress»***
Enlistment year: 2000
Functions: ***Member of the organization. Promotion and enhancement of state and corporate management quality, attractiveness as investment and competitive advantages of the companies on the information and telecommunications market.***

2. Organization: ***Non-commercial partnership «TelecomForum»***
Enlistment year: ***2003***
Functions: ***Member of the organization. Support of processes for forming of the Russian information community as a part of the global information space. Assistance in development of information and telecommunication infrastructure on the territory of the Russian Federation.***

3. Organization: ***Association of Telecommunication Open Joint-stock Companies of the Russian Central ChernozemnyRegion***
Enlistment year: ***1997***
Functions: ***Member of the organization. Settling of tasks for accelerated development of communication companies and amelioration of operators' living standard.***
Promotion in development, cooperation and specialization of communication services.
Implementation provision of the state policy in the sphere of telecommunication systems in the CBBR by implementing federal, branch-specific and regional programs and projects.

4. Organization: ***Non-governmental pension fund Telecom-Soyuz***
Enlistment year: ***2002***
Functions: ***Implementation of social aims in the form of non-state pension payments to the Fund participants, payment of an accumulating part of the labor pension to the insured persons and professional pension payment to the insured persons.***

5. Organization: *International association of DSM MoU cellular communication operators*
Enlistment year: *1998*
Functions: ***Member of the organization. Promotion of GSM 900/1800 standards systems, GSM and GSM platform satellite communication systems.International roaming provision. Maintenance and promotion of standard services (voice, data, multimedia). Certification of equipment and working out of international agreements in relation to mobile stations, SIM cards (A3-A8, A5 algorithms), alarm system (MAP, INAP), billing system and settlements system (TAP1-TAP3), security and voice code systems.***

6. Organization: *Association of GSM cellular mobile communication network operators*
Enlistment year: *1995*
Functions: ***Member of the organization. Promotion of GSM 900/1800 standards systems, GSM and GSM platform satellite communication systems. International roaming provision. Maintenance and promotion of standard services (voice, data, multimedia).***

7. Organization: ***Association of operators rendering pay telephone services, equipment manufacturers, research, design and engineering organizations in the sphere of telecommunications (ATO)***
Enlistment year: *2001*
Functions: ***Member of the organization. Design, manufacture and integration of public telephone equipment, payment control systems, security and safety facilities. Provision of public telephone-based services to individuals.***

8. Organization: ***Non-profit partnership Center for Investigation of Telecommunications Development Problems***
Enlistment year: *2001*
Functions: ***Member of the organization. Investigation of telecommunication services market problems development. Cooperation in promotion of competitive advantages of communication branch companies. Creation and maintenance of an attractive image of communication companies and the Partnership itself for Russian and overseas investors and consumers.***

9. Organization: ***Public Association of Document Telecommunication***
Enlistment year: *2003*
Functions: ***Member of the organization. Development of Internet technologies. Arrangement of workshops in information security. Cooperation in implementation of state programs in the sphere of information communications. Analysis of standardization processes in information communications.***

10. Organization: ***Russian Fund of Communications History***
Enlistment year: *2002*
Functions: ***Restoration of A.S. Popov communication museum in Saint-Petersburg. Arrangement of A.S. Popov award. Arrangement of A.S. Popov Russian contest in physics. Rnovation of Saint-Petersburg head post office. Annual recognition of the veterans in domestic radio engineering and communication on the Day of Radio, 7 May.***

11. Organization: ***Electric Communication Development Fund***
Enlistment year: *2003*
Functions: ***Attraction of resources, organization and performing of activities aimed at enhancement and development of electric communication in the CFD.***

12. Organization: ***Industry Employers Union «Communication»***
Enlistment year: *2004*
Functions: ***Member of the organization. Enhancement of social partnership with representatives of workers.***

13. Organization: *Non-commercial Partnership «Russian Institute of Directors» (RID)*
Enlistment year: ***2005***
Functions: ***Member of the organization. Improvement of corporate governance aimed at increase of financial resources usage efficiency and the company's investment attractiveness.***

14. Organization: ***Non-commercial Partnership «Russian Club of Telecommunication Industry Workers»***
Enlistment year: ***2005***
Functions: ***Member of the organization. Creation of scientific-methodical and material and technical basis for development of measures in the interest of the industry workers «Communication», implementation of experience and professional knowledge in telecommunication, settlement of disputable situations between telecommunication enterprises, participation in development of draft laws, statutory documents related to telecommunication.***

3.5. Daughter and Affiliated business/companies of the Issuer

Full tradename: **Russian Telecommunication Network Open Joint-Stock Company**
Short tradename: RTS OAO
Located at 2/15 Maroseika Str., Moscow 101000, Russia
Grounds upon which the company shall be deemed the Issuer's subsidiary:
The joint stock company is entitled to dispose of over 50 % of the total number of the votes accounting for the shares (contributions, interests) that make up the authorized (share) capital of this person.

The size of the Issuer's share in the subsidiary's authorized capital: 100 %
The share of the subsidiary's ordinary stock owned by the Issuer: 100%
The size of the subsidiary's share in the Issuer's authorized capital: no share
The share of the Issuer's ordinary stock owned by the subsidiary: no share
A description of the company's main type of operations:

- the provision of telecommunication services, system integration in the area of building corporate networks, including telecommunication equipment supplies.

A description of such a company's significance for the Issuer's operations:

- the company works in the main line of OJSC CenterTelecom's operations, so participation in its operations contributes to more efficient development of OJSC CenterTelecom on the basis of mutually beneficial partnership.

The membership of the subsidiary's Board of Directors, with the indication of the year of birth of the respective persons:

Alexander A. Lutsky (1972),
Alexander Iv. Kirillov (1956), Chairman of the Board of Directors
Yuliana Yu. Sokolenko
Sergei V. Nazarov (1971)
Yuliya V. Markina (1975)

The membership of the subsidiary's collective executive body, with the indication of the year of birth of the respective persons:
No collective executive body of this subsidiary is provided for by the charter of the association.
The person performing the functions of the subsidiary's sole person executive body, with the indication of his year of birth:
Vladimir A. Petrov (1953)

Full tradename: **Closed Joint-Stock Company "ATS"**
Short tradename: ATS ZAO
Located at 22-A Novotorzhskaya Str., Tver, 170000, Russia

Grounds upon which the company shall be deemed the Issuer's subsidiary:

The joint stock company is entitled to dispose of over 50 % of the total number of the votes accounting for the shares (contributions, interests) that make up the authorized (share) capital of this person.

The size of the Issuer's share in the subsidiary's authorized capital: 100 %
The share of the subsidiary's ordinary stock owned by the Issuer: 100%
The size of the subsidiary's share in the Issuer's authorized capital – 0.011396%
The share of the Issuer's ordinary stock owned by the subsidiary – 0.015194%
A description of the company's main type of operations:

- provision of local and intraareal telephone communication services,
- provision of data transmission and telematic services.

A description of such a company's significance for the Issuer's operations:

- the company works in the main line of OJSC CenterTelecom's operations, so participation in its operations contributes to more efficient development of OJSC CenterTelecom on the basis of mutually beneficial partnership.

The membership of the subsidiary's Board of Directors, with the indication of the year of birth of the respective persons:

Alexander A. Lutsky (1972), Chairman of the Board of Directors
Alexander I. Kirillov (1956)
Sergei V. Nazarov (1971)
Mikhail V. Kolyada (1960)
Yuliya V. Markina (1975)

The membership of the subsidiary's collective executive body, with the indication of the year of birth of the respective persons:
No collective executive body of this subsidiary is provided for by the charter of association.

The person performing the functions of the subsidiary's sole person executive body, with the indication of his year of birth: Sergei E. Savenkov (1969)

Full tradename: **Teleport Ivanovo (TPI) Limited Liability Company**
Short tradename: Teleport Ivanovo ZAO
Located at 90 Tashkentskaya Str., Ivanovo 153032, Russia
Grounds upon which the company shall be deemed the Issuer's subsidiary:

The joint stock company is entitled to dispose of over 50 % of the total number of the votes accounting for the shares (contributions, interests) that make up the authorized (share) capital of this person.

The size of the Issuer's share in the subsidiary's authorized capital: 100 %
The size of the subsidiary's share in the Issuer's authorized capital: no share
The share of the Issuer's ordinary stock owned by the subsidiary: no share
A description of the company's main type of operations:

- data transmission services;
- cellular and paging communication services;
- trade in communication devices.

description of such a company's significance for the Issuer:

- the company works in the main line of OJSC CenterTelecom's operations, so participation in its operations contributes to more efficient development of OJSC CenterTelecom on the basis of mutually beneficial partnership.

The membership of the subsidiary's Board of Directors, with the indication of the year of birth of the respective persons:

Yuliya V. Markina (1975) – Chairman of the Board of Directors
Tatyana N. Barsukova (1973)
Vera V. Kuzovkina (1970)
Alexander A. Kopytin (1971)
Eduard S Sharay (1963)

The membership of the subsidiary's collective executive body, with the indication of the year of birth

of the respective persons:
No collective executive body of this subsidiary is provided for by the charter of the association.
The person performing the functions of the subsidiary's sole person executive body, with the indication of his year of birth: Alexander A. Kopytin (1971)

Full tradename: **MobilCom Limited Liability Company**
Short tradename: MobilCom OOO
Located at 17 Mira Street, Vladimir 600017, Russia
Grounds upon which the company shall be deemed the Issuer's subsidiary:
The joint stock company is entitled to dispose of over 50 % of the total number of the votes accounting for the shares (contributions, interests) that make up the authorized (share) capital of this person.
The size of the Issuer's share in the subsidiary's authorized capital: 100 %
The size of the subsidiary's share in the Issuer's authorized capital: no share
The share of the Issuer's ordinary stock owned by the subsidiary: no share
A description of the company's main type of operations:

- the provision of trunking communication services to the businesses of the Vladimir Region.

A description of such a company's significance for the Issuer:

- the company works in the main line of JSC CenterTelecom's operations, so participation in its operations contributes to more efficient development of JSC CenterTelecom on the basis of mutually beneficial partnership.

The membership of the subsidiary's Board of Directors, with the indication of the year of birth of the respective persons:

No Board of Directors of this subsidiary is provided for by the charter of the association.
The membership of the subsidiary's collective executive body, with the indication of the year of birth of the respective persons:
No collective executive body of this subsidiary is provided for by the charter of association.
The person performing the functions of the subsidiary's sole person executive body, with the indication of his year of birth: Leonid N. Kopachenko (1943)

Full tradename: **Telecom-Stroy Limited Liability Company**
Short tradename: Telecom-Stroy OOO
Located at 6, 2nd Minsky Pereulok, Ivanovo 153017, Russia
Grounds upon which the company shall be deemed the Issuer's subsidiary:
The joint stock company is entitled to dispose of over 50 % of the total number of the votes accounting for the shares (contributions, interests) that make up the authorized (share) capital of this person.

The size of the Issuer's share in the subsidiary's authorized capital: 100 %
The size of the subsidiary's share in the Issuer's authorized capital: no share
The share of the Issuer's ordinary stock owned by the subsidiary: no share
Description of the company's main type of operations:

- construction and repair works.

Description of such a company's significance for the Issuer's operations:
the company is a supporting one for OJSC CenterTelecom, so participation in its operations contributes to more efficient development of OJSC CenterTelecom on the basis of mutually beneficial partnership.
The membership of the subsidiary's Board of Directors, with the indication of the year of birth of the respective persons:

No Board of Directors of this subsidiary is provided for by the charter of the association.
The membership of the subsidiary's collective executive body, with the indication of the year of birth of the respective persons:
Oleg Iv. Shepelev (1950) – Chairman of the Management Board

Andrei V. Saprykin (1957)
Dmitry V. Karmanov (1975)
Yuliya V. Markina (1975)
Vera V. Kuzovkina (1970)
The person performing the functions of the subsidiary's sole person executive body, with the indication of his year of birth: Oleg I. Shepelev (1950)

Full tradename: **Telecom-Terminal Limited Liability Company**
Short tradename: Telecom-Terminal OOO
Located at 13 Lenin Prospekt, Ivanovo 153000, Russia
Grounds upon which the company shall be deemed the Issuer's subsidiary:
The joint stock company is entitled to dispose of over 50 % of the total number of the votes accounting for the shares (contributions, interests) that make up the authorized (share) capital of this person.

The size of the Issuer's share in the subsidiary's authorized capital: 100 %
The size of the subsidiary's share in the Issuer's authorized capital: no share
The share of the Issuer's ordinary stock owned by the subsidiary: no share
Description of the company's main type of operations:

- trade in terminal devices;
- the repair of terminal devices;

Description of such a company's significance for the Issuer's operations:
the company is a supporting one for OJSC CenterTelecom, so participation in its operations contributes to more efficient development of OJSC CenterTelecom on the basis of mutually beneficial partnership.
The membership of the subsidiary's Board of Directors, with the indication of the year of birth of the respective persons:

No Board of Directors of this subsidiary is provided for by the charter of the association.
The membership of the subsidiary's collective executive body, with the indication of the year of birth of the respective persons:
Andrei B. Papulin (1960) – Chairman of the Management Board
Igor S. Zadonsky (1959)
Tatyana N. Barsukova (1973)
Yulia V. Markin (1975)
Vera V. Kuzovkina (1970)
The person performing the functions of the subsidiary's sole person executive body, with the indication of his year of birth:
Andrei B. Papulin (1960)

Full tradename: **Vladimir Teleservice Closed Joint-Stock Company**
Short tradename: Vladimir Teleservice ZAO
Located at 20 Gorokhovaya Str., Vladimir 600017, Russia
Grounds upon which the company shall be deemed the Issuer's subsidiary:
The joint stock company is entitled to dispose of over 50 % of the total number of the votes accounting for the shares (contributions, interests) that make up the authorized (share) capital of this person.

The size of the Issuer's share in the subsidiary's authorized capital: 100 %
The size of the subsidiary's ordinary stock owned by the Issuer: 100 %
The size of the subsidiary's share in the Issuer's authorized capital: no share
The share of the Issuer's ordinary stock owned by the subsidiary: no share
Description of the company's main type of operations:

- providing the services of telematic centres and data transmission services.

Description of such a company's significance for the Issuer's operations:

- the company works in the main line of OJSC CenterTelecom's operations, so participation in its operations contributes to more efficient development of OJSC CenterTelecom on the basis of mutually beneficial partnership.

The membership of the subsidiary's Board of Directors, with the indication of the year of birth of the respective persons:

Yuliya V. Markina (1975) – Chairman of the Board of Directors
Anatoly Ye. Brekhov (1952)
Tatyana N. Barsukova (1973)
Vera V. Kuzovkina (1970)
Olesya Yu. Kalinikhina (1978)

The membership of the subsidiary's collective executive body, with the indication of the year of birth of the respective persons:
No collective executive body of this subsidiary is provided for by the charter of the association.
The person performing the functions of the subsidiary's sole person executive body, with the indication of his year of birth:
Andrei G. Andreyev (1970)

Full tradename: **TverTelecom Limited Liability Company**
Short tradename: TverTelecom OOO
Located at 24 Novotorzhskaya Str., Tver 170000, Russia
Grounds upon which the company shall be deemed the Issuer's subsidiary:
The joint stock company is entitled to dispose of over 50 % of the total number of the votes accounting for the shares (contributions, interests) that make up the authorized (share) capital of this person.

The size of the Issuer's share in the subsidiary's authorized capital: 85 %
The size of the subsidiary's share in the Issuer's authorized capital: no share
The share of the Issuer's ordinary stock owned by the subsidiary: no share
Description of the company's main type of operations:

- the construction and overhaul of communication facilities;
- the provision of local and intra-area phone communication services;
- the provision of the services of telematic centres.

A description of such a company's significance for the Issuer's operations:

- the company works in the main line of JSC CenterTelecom's operations, so participation in its operations contributes to more efficient development of JSC CenterTelecom on the basis of mutually beneficial partnership.

The membership of the subsidiary's Board of Directors, with the indication of the year of birth of the respective persons:

- Anna P. Belyaeva (1972)
- Sergei A. Grushin (1967)
- Vyacheslav Ya. Sergienko (1952) – Chairman of the Board of Directors
- Artem A. Tynyansky (1976)
- Oleg S. Shedenkov (1975)

The membership of the subsidiary's collective executive body, with the indication of the year of birth of the respective persons:
No collective executive body of this subsidiary is provided for by the charter of the association.
The person performing the functions of the subsidiary's sole person executive body, with the indication of his year of birth: Vitaly S. Kostenko (1944)

Full tradename: **CenterTelecomService Closed Joint-Stock Company**
Short tradename: CenterTelecomService ZAO

Located at room 101, 23 Proletarskaya Str., Khimki, Moscow Region 141400, Russia
Grounds upon which the company shall be deemed the Issuer's subsidiary:

The joint stock company is entitled to dispose of over 50 % of the total number of the votes accounting for the shares (contributions, interests) that make up the authorized (share) capital of this person.

The size of the Issuer's share in the subsidiary's authorized capital: 74.9 %
The share of the subsidiary's ordinary stock owned by the Issuer: 74.9%
The size of the subsidiary's share in the Issuer's authorized capital: no share
The share of the Issuer's ordinary stock owned by the subsidiary: no share
Description of the company's main type of operations:

- the provision of local, intercity, international phone communication services, data transmission services;
- the lease-out of communication channels.

Description of such a company's significance for the Issuer's operations:

- the company works in the main line of JSC CenterTelecom's operations, so participation in its operations contributes to more efficient development of JSC CenterTelecom on the basis of mutually beneficial partnership.

The membership of the subsidiary's Board of Directors, with the indication of the year of birth of the respective persons:

- Sergei V. Nazarov (1971) - Chairman of the Board of Directors
- Alexander A. Lutsky (1972)
- Alexander I. Kirillov (1972)
- Andrei D. Kartashov (1974)
- Pavel V. Polishchuk (1977)
- Vadim M. Kondratov (1969)
- Ruslan V. Kryazhev (1967)

The membership of the subsidiary's collective executive body, with the indication of the year of birth of the respective persons:
No collective executive body of this subsidiary is provided for by the charter of the association.
The person performing the functions of the subsidiary's sole person executive body, with the indication of his year of birth:

Nikolai N. Demenchuk (1974)

Full tradename: **Svyaz-Service-Irga Production and Commissioning Enterprise, Limited Liability Company**
Short tradename: Svyaz-Service-Irga PVP OOO
Located at 21 Yesenina Str., Ryazan 390046, Russia
Grounds upon which the company shall be deemed the Issuer's subsidiary:

The joint stock company is entitled to dispose of over 50 % of the total number of the votes accounting for the shares (contributions, interests) that make up the authorized (share) capital of this person.

The size of the Issuer's share in the subsidiary's authorized capital: 70 %
The size of the subsidiary's share in the Issuer's authorized capital: no share
The share of the Issuer's ordinary stock owned by the subsidiary: no share
Description of the company's main type of operations:

- the repair and maintenance of communication equipment, the designing of communication lines.

Description of such a company's significance for the Issuer's operations:

- the company is a supporting one for OJSC CenterTelecom, so participation in its operations contributes to more efficient development of OJSC CenterTelecom on the basis of mutually beneficial partnership.

The membership of the subsidiary's Board of Directors, with the indication of the year of birth of the respective persons:

No Board of Directors of this subsidiary is provided for by the charter of the association.
The membership of the subsidiary's collective executive body, with the indication of the year of birth of the respective persons:

No collective executive body of this subsidiary is provided for by the charter of the association.

The person performing the functions of the subsidiary's sole person executive body, with the indication of his year of birth: Alexander V. Boitsev (1955)

Full tradename: **Vladimirsky Taxophone Limited Liability Company**
Short tradename: Vladimirsky Taxophone Ltd.
Located at 32-a Prospekt Stroiteley, Vladimir 620014, Russia
Grounds upon which the company shall be deemed the Issuer's subsidiary:
The joint stock company is entitled to dispose of over 50 % of the total number of the votes accounting for the shares (contributions, interests) that make up the authorized (share) capital of this entity.

The size of the Issuer's share in the subsidiary's authorized capital: 51 %
The size of the subsidiary's share in the Issuer's authorized capital: no share
The share of the Issuer's ordinary stock owned by the subsidiary: no share
Description of the company's main type of activity: provision of communication services with the use of payphones, services of service phone cards.
The company's significance for the Issuer's activity: the company works in the main line of OJSC CenterTelecom operations, so participation in its operations contributes to more efficient development of OJSC CenterTelecom on the basis of mutually beneficial partnership.

The membership of the subsidiary's Board of Directors, with the indication of the year of birth of the respective persons:

- Anatoly N. Korovin (1946), Chairman of the Board of Directors
- Vladimir I. Yurkin (1951)
- Ida A. Saakyan (1944)

The membership of the subsidiary's collective executive body, with the indication of the year of birth of the respective persons:
No collective executive body of this subsidiary is provided for by the Articles of association.
The person performing the functions of the subsidiary's sole person executive body, with the indication of his year of birth: Vladimir I. Yurkin (1951)

Full tradename: **Telecom Closed Joint-Stock Company of the Ryazan Region**
Short tradename: JSC Telecom
Located at 36 Svobody Str., Ryazan 390006, Russia
Grounds upon which the company shall be deemed the Issuer's subsidiary:
The joint stock company is entitled to dispose of over 50 % of the total number of the votes accounting for the shares (contributions, interests) that make up the authorized (share) capital of this entity.
The size of the Issuer's share in the subsidiary's authorized capital: 50.9 %
The share of the subsidiary's ordinary stock owned by the Issuer: 50.9%
The size of the subsidiary's share in the Issuer's authorized capital: no share
The share of the Issuer's ordinary stock owned by the subsidiary: no share
Description of the company's main type of operations: provision of traffic transit services, leasing of equipment.
Description of such a company's significance for the Issuer's operations: the company works in the main line of OJSC CenterTelecom's operations, so participation in its operations contributes to more efficient development of OJSC CenterTelecom on the basis of mutually beneficial partnership.

The membership of the subsidiary's Board of Directors, with the indication of the year of birth of the respective persons:

- Yury A. Chemerikin (1954) – Chairman of the Board of Directors
- Vladimir N. Shevnev (1941)
- Vladimir I. Veretennikov (1952)
- Vladislav N. Shatilov (1959)
- Lidiya I. Kalinina (1955)
- Vera V. Kuzovkina (1970)
- Natalya A. Sudareva (1958)

The membership of the subsidiary's collective executive body, with the indication of the year of birth of the respective persons:

No collective executive body of this subsidiary is provided for by the Articles of association.

The person performing the functions of the subsidiary's sole person executive body, with the indication of his year of birth: Valery A. Ushakov (1948)

Full tradename: **TeleRoss-Voronezh Closed Joint-Stock Company**

Short tradename: JSC TeleRoss-Voronezh

Located at 25 Krasnoarmeiskaya Str., Voronezh 394000, Russia

Grounds upon which the company shall be deemed the Issuer's subsidiary:

The joint stock company is entitled to dispose of over 20 % of the total number of the votes accounting for the shares (contributions, interests) that make up the authorized (share) capital of this person.

The size of the Issuer's share in the subsidiary's authorized capital: 50 %

The share of the subsidiary's ordinary stock owned by the Issuer: 50%

The size of the subsidiary's share in the Issuer's authorized capital: no share

The share of the Issuer's ordinary stock owned by the subsidiary: no share

Description of the company's main type of activity: the lease-out of communication equipment.

Description of such a company's significance for the Issuer's operations: the company works in the main line of OJSC CenterTelecom operations, so participation in its activities contributes to more efficient development of OJSC CenterTelecom on the basis of mutually beneficial partnership.

The membership of the subsidiary's Board of Directors, with the indication of the year of birth of the respective persons:

- Alexander G. Kudryavtsev (1954)
- Alexander V. Khaustovich (1949) , Chairman of the Board of Directors
- Natalia A. Sudareva (1958)
- Andrei Ye. Patoka (1969)
- Vasily M. Petrov (1956)
- Vera V. Kuzovkina (1970)

The membership of the subsidiary's collective executive body, with the indication of the year of birth of the respective persons:

No collective executive body of this subsidiary is provided for by the charter of the association.

The person performing the functions of the subsidiary's sole person executive body, with the indication of the year of birth: Vasily M. Petrov (1956)

Full tradename: **OJSC Rinfotels Telecommunication Company**

Short tradename: Rinfotels TC JSC

Located at 43 Yesenin Str., Ryazan 390023, Russia

Grounds upon which the company shall be deemed the Issuer's subsidiary:

The joint stock company is entitled to dispose of over 20 % of the total number of the votes accounting for the shares (contributions, interests) that make up the authorized (share) capital of this entity.

The size of the Issuer's share in the subsidiary's authorized capital: 26%

The share of the subsidiary's ordinary stock owned by the Issuer: 26%

The size of the subsidiary's share in the Issuer's authorized capital – 0.001089%
The share of the Issuer's ordinary stock owned by the subsidiary – 0.001452%
Description of the company's main type of activity: provision of data and telematic services.
Description of such a company's significance for the Issuer's operations: the company works in the main line of OJSC CenterTelecom operations, so participation in its operations contributes to more efficient development of OJSC CenterTelecom on the basis of mutually beneficial partnership.

The membership of the subsidiary's Board of Directors, with the indication of the year of birth of the respective persons:

- Yury A. Chemerikin (1957), Chairman of the Board of Directors
- Sergei V. Bobylev (1961)
- Igor M. Maizels (1954)
- Valery P. Melkov (1945)
- Vladimir N. Shevnev (1971)

The membership of the subsidiary's collective executive body, with the indication of the year of birth of the respective persons:
No collective executive body of this subsidiary is provided for by the Articles of association.
The person performing the functions of the subsidiary's sole person executive body, with the indication of the year of birth: Sergei V. Bobylev (1961)

The list of General Directors, members of Boards of Directors (Supervisory Boards), members of the Management Boards of the companies specified in this clause, being the stockholders of OJSC CenterTelecom as of **31.12.2006.**

Full name of Director General, member of the Board of Directors (Supervisory Board) or member of the Management Board	Share of the ordinary stock of OJSC CenterTelecom owned by this person, %	This person's share in the authorized capital of OJSC CenterTelecom, %
Anatoly Ye. Brekhov	0.029886	0.038026
Anatoly N. Korovin	0.000405	0.000270
Vitaly S. Kostenko	0.000024	0
Valery P. Melkov	0.013308	0.017744
Andrei V. Saprykin	0.001016	0
Natalia A. Sudareva	0.000442	0.000350
Alexander G. Udilov	0.000190	0.000051
Alexander V. Khaustovich	0.102933	0.133398
Yuri A. Chemerikin	0.004753	0.006337
Vladimir N. Shevnev	0.023227	0.028180
Vladimir I. Yurkin	0.000020	0.000027
Evgeny Iv. Savenkov	0.058008	0.074293
Valery A. Ushakov	0.000358	0.000095

The remaining General Directors, members of the Boards of Directors (Supervisory Boards) and members of the Management Boards of the companies specified in this clause are not stockholders of OJSC CenterTelecom.

3.6. Composition, structure and value of the issuer's fixed assets, plans on acquisition, replacement and retirement of fixed assets, and instances of encumbrances of the issuer's fixed assets

3.6.1. Fixed assets

Information is not provided in the quarterly report for the fourth quarter.

IV. Financial and business performance of the Issuer

4.1. Results of the financial and business operations of the Issuer

Information is not provided in the quarterly report for the fourth quarter.

4.2. Liquidity of the Issuer, sufficiency of the capital and current assets

Information is not provided in the quarterly report for the fourth quarter.

4.3. Value and structure of the Issuer's capital and current assets

4.3.1. Value and structure of the Issuer's capital and current assets

Information is not provided in the quarterly report for the fourth quarter.

4.3.2. Financial investments of the Issuer

Information is not provided in the quarterly report for the fourth quarter.

4.3.3. Intangible assets of the Issuer

Information is not provided in the quarterly report for the fourth quarter.

4.4. Policies and expenses of the Issuer in respect of R&D, licenses and patents, new designs and research reports

Information about the Company's expenditures on R&D activities will be provided after compilation of the Annual Financial statements for 2006, i.e. in the quarterly report for Q1 2007.

The Company performs work on licensing the following intellectual property objects:

- "Areaway of the underground low-channel communications facility" (invention). Provides processibility and effectiveness of construction and repair.

"Automated design and technical recording of telecommunications network facilities" (invention). Reduces labor intensity of design and technical recording of communications facilities simultaneously increasing the project information value and reliability.

"Planning map of the project and technical recording of underground telecommunications network facility lines" (industrial sample);

"Planning map of the project and technical recording of earthworks performed during construction and reconstruction of telecommunications network facilities" (industrial sample);

"Planning map of the project and technical recording of telecommunications network air line" (industrial sample);

"Planning map of the project and technical recording of in-house telephone network" (industrial sample).

The Company has:

1. Trade mark certificate No. 200257 of 11.03.2001. The trade mark is used by the Company for individualization of commodities, handled works and rendered services. The Company's trade mark registration is effective on the whole territory of the Russian Federation during 10 years from October 16, 2000.
2. Patent for invention No. 2231125 of 10.09.2004 "Transmission of alarm message signals via occupied digital communications channels".
3. Patent for invention No. 2264042 of 10.11.2005 "Broadcasting network".

4. Patent for useful model No. 44693 of 27.03.2005 "Areaway of the underground low-channel communications facility".

5. Certificate on official registration of "Telephone network subscribers of the Tula branch of OJSC «CenterTelecom»" data base No. 2004620254 of 27.10.2004.

6. Certificate on official registration of "Single Payment Card System" computer program No. 2005610821 of 07.04.2005.

7. Certificate on official registration of "Overall Document Flow" computer program No. 2005610822 of 07.04.2005.

8. Certificate on official registration of "Personnel management" computer program No. 2005610823 of 07.04.2005.

9. Patent for useful model No. 22253 of 10.03.2002 Manual "Facing the Customer" for personnel customer cooperation training in organizations rendering services to legal and physical bodies.

10. Trade mark certificate No. 151455 of 10.04.1997, the Company's trade mark registration is effective on the whole territory of the Russian Federation during 10 years from 30.09.1996.

11. Trade mark certificate No. 300687 "Your Internet Style" of 31.12.2006.

The validation period of patents and trade mark (service mark) registration is determined according to the applicable legislation. Patents and trade mark (service mark) registrations can be extended in the established order.

4.5. Trend analysis of the core business of the Issuer

The main development trends of communications field and the main factors influencing the field:

Macroeconomic situation still remains favorable in the Central Federal District versus other Russian Federation regions. However, economy growth retardation common for Russia influences the development of the CFD economy. (In particular, GDP growth retardation and inflation growth acceleration).

Telecommunications field continues to preserve high development dynamics. According to the Russian Federation Ministry of Trade and Economic Development, in 2005 the income from communications services increased versus 2004 by 22%, and the field contribution in the GDP of the country comprised about 4%. Growth of income is conditioned not only by the increased communications service rates, but also by accretion of subscriber base and development of networks and communications services.

Total amount of the telecom services market of the CFD (including mobile operators and excluding Moscow) by the end of 2006 made some 61 billion rubles and in 2007 it will reach 70 billion rubles. Such growth is primarily conditioned by high rates of cellular communications and data transmission market development.

Over the last several years there exists a regular trend of redistributing a part of income from different communications services towards unconventional services, generally, mobile communications. The Central Federal District was not an exception.

In general, the field has a trend of communications service income growth.

Overall evaluation of the issuer's field activity results:

In the local communication sector OJSC «CenterTelecom» revenue share is to make some 88% in 2006 (excluding revenues of mobile operators). Share of OJSC «CenterTelecom» at the market of value added services in the CFD will amount to 40%.

Evaluation of results of the issuer's activity correspondence to the field development trends:

According to the work results of OJSC «CenterTelecom» in the 4th quarter of the growth of the main telephone sets comprised 44 097. The growth of income from communications services in the 4th quarter of 2006 comparing with 2005 comprised 105.4%, share of value added services revenues in the total amount of revenues went up and made 8.0 % according to the results of the quarter.

Forecast of the field further development:

According to the forecast of J'son&Partners, in 2007 the growth of local telephony market will not exceed 10%, and intraareal – 6%, at the same time growth of value added services market will amount to about 136%. The penetration of large alternative operators from Moscow to the regions will continue which will aggravate the situation with competition. The replacement of fixed communications with the cellular one registered over the last several years will continue but with slow rates. The above trend is conditioned by the planned reduction of the limit rate of common telephone network access for traditional operators on the one hand, and increased rates of outgoing calls from mobile telephones plus payment for connection with cellular operators on the other hand.

OJSC «CenterTelecom» considers possible negative consequences of the above risks and takes efforts to overcome them. In order to reduce negative effect of factors and conditions influencing the issuer's activity, it is planned to use the main competitive advantages.

The main factors and conditions influencing the issuer's activity and results of such work:

The list of the issuer's competitiveness factors:
branched network infrastructure;
high service quality in spite of the growing customer base.

The degree of their influence, according to the issuer, on the competitiveness of the produced commodities (works, services):

the branched infrastructure allows to render a full range of services, including services with usage of modern technical solutions, which increases the company's competitiveness

the high quality service provides the company with a positive image and contributes to attracting new customers.

The issuer's main competitors of the main activities and factors of the issuer's competitiveness:

The main competitors of OJSC «CenterTelecom» are national operators. Their joint share in the CFD ranges from 1.9 to 7.3%. Golden Telecom Company and Corbina successfully make progress in the CFD market, OJSC "Central Telegraph" and Comstar are successful in the Moscow region market.

The share of department operators ("TransTelecom") is significant in the data services market.

As for companies rendering cellular communications services, they penetrate into neighboring segments of the communications services market, for example, Internet access services.

Local operators are not competitors to the interregional company, whereas their work is restricted by separate territories, but they are perspective partners of national and department operators and often make serious competition to OJSC «CenterTelecom»'s regional branches on the strategically important markets.

Change of market shares occupied, according to the issuer, by it and its competitors in percent over the 5 last completed financial years and current estimate of 2006.

Name of company	Market share for 2001, %	Market share for 2002, %	Market share for 2003, %	Market share for 2004, %	Market share for 2005, %	Market share for 2006, %
CenterTelecom	-**	73%	64%	60%	50%	45% (including mobile operators) 73.7% (excluding mobile operators and Moscow)
TransTeleCom	-**	1.4%	2.4%	2.8%	3%	7.3%
Golden Telecom (Comincom)	-**	3%	3.6%	5%*	5.7%	6.1%
Corbina	-**	-	-	-	0.2%	4.4%
Comstar	-**					1.9%

Comincom	-**	0.2%	0.4%	-	-	-

Source: http://telecom.kondrashov.ru, IDEA Group

* - Golden Telecom's takeover with Comincom occurred in 2004 is considered for the evaluation.

** - The information covers the years starting from 2002, as OJSC «CenterTelecom» was formed in 2002. It is impossible to present the information by the volume of rendered services due to the absence of data.

Field factors and market trends:

Over the last several years there is a regular trend of redistributing the income share from traditional services toward the new ones. Most actively develop new services, i.e. Internet access services on the basis of xDSL technology family and ICN services. Communications service income has a positive trend of growth in the whole field.

Significant factors which can improve the results of the issuer's activity:

Presently there are no significant factors in the field trends which can improve the issuer's activity.

Opinions of the issuer's regulatory bodies coincide in relation to the submitted information. No member of the Board of Directors (Supervisory Board) or the issuer's collegial body (management) has any special opinion about the above factors and/or the degree of their influence on the issuer's financial and economic activity indicators.

V. Detailed information about individuals – members of the issuer's governing bodies, internal control and supervisory bodies of the issuer, brief data on the issuer's employees (personnel)

5.1. Structure and powers of the issuer's governing bodies

The General Meeting of Shareholders is the Company's highest management body.

According to the Charter of the Company* (Article 13) the following matters lie within the authority of the General Meeting of Shareholders and may not be referred for resolution to the Company's Board of Directors, General Director or Management Board:

1) introduction of amendments and addenda hereto or approval of a new version of the Company Charter (subject as provided in the Federal Law 'On Joint Stock Companies'), resolutions on which must be adopted by at least three quarters of votes of shareholders holding voting shares of the Company participating in the meeting;

2) reorganization of the Company, a resolution on which must be adopted by at least three quarters of votes of shareholders holding voting shares of the Company participating in the meeting;

3) liquidation of the Company, appointment of the liquidation commission and approval of the interim and final liquidation balance sheets, resolutions on which must be adopted by at least three quarters of votes of shareholders holding voting shares of the Company participating in the meeting;

4) election of members of the Board of Directors, to be conducted by cumulative voting;

5) early termination of the authority of members of the Board of Directors, a resolution on which must be adopted by a majority of votes of shareholders holding voting shares of the Company participating in the meeting;

6) determination of the quantity, nominal value and category (type) of declared shares of the Company and rights to be conferred by such shares, resolutions on which must be adopted by at least three quarters of votes of shareholders holding voting shares of the Company participating in the meeting;

7) increase of the Company's charter capital by increasing the nominal value of shares, a resolution on which must be adopted by a majority of votes of shareholders holding voting shares of the Company participating in the meeting;

* Hereinafter the extracts from the sixth edition of the Charter of OJSC «CenterTelecom», approved by the Annual General Shareholders' Meeting held on 28.06.2006, are given.

8) increase of the Company's charter capital by placement of additional shares through open subscription in the event that the number of additionally placed shares comprises more than 25 percent of common shares previously placed by the Company, a resolution on which must be adopted by at least three quarters of votes of shareholders holding voting shares of the Company participating in the meeting;

9) increase of the Company's charter capital through placement of additional shares by closed subscription, a resolution on which must be adopted by at least three quarters of votes of shareholders holding voting shares of the Company participating in the meeting;

10) reduction of the Company's charter capital by reducing the nominal value of shares, through acquisition by the Company of a part of shares in order to reduce their total number and also through redemption of shares acquired or repurchased by the Company, a resolution on which must be adopted by a majority of votes of shareholders holding voting shares of the Company and taking part in the meeting;

11) election of members of the Company's internal audit commission and early termination of their authority, resolutions on which must be adopted by a majority of votes of shareholders holding voting shares of the Company participating in the meeting;

12) approval of the Company's auditor, a resolution on which must be adopted by a majority of votes of shareholders holding voting shares of the Company participating in the meeting;

13) approval of the Company's annual reports and annual accounts, including the Company's profit and loss reports (profit and loss accounts) and distribution of profit, including distribution (declaration) of dividends and Company losses according to the results of the financial year, resolutions on which must be adopted by a majority of votes of shareholders holding voting shares of the Company participating in the meeting;

14) determination of the procedure for conducting the Company's General Meeting of Shareholders, a resolution on which must be adopted by a majority of votes of shareholders holding voting shares of the Company participating in the meeting;

15) split-up and consolidation of shares, resolutions on which must be adopted by a majority of votes of shareholders holding voting shares of the Company participating in the meeting;

16) adoption of resolutions approving interested party transactions, resolutions on which must be adopted in circumstances and through the procedures provided by Chapter 11 of the Federal Law 'On Joint Stock Companies';

17) adoption of resolutions approving major transactions connected with the Company's direct or indirect acquisition, disposal or possible disposal of assets worth more than 50 percent of the balance-sheet value of the Company's assets determined according to the accounts as on the last reporting date, subject to transactions conducted in the ordinary course of business of the Company, transactions connected with placement of common shares of the Company and transactions connected with the placement of mass-issued securities convertible into common shares of the Company, a resolution on which must be adopted by at least three quarters of votes of shareholders holding voting shares of the Company participating in the meeting;

18) adoption of a resolution to participate in holding companies, financial-industrial groups, associations and other unions of commercial organizations, to be adopted by a majority of votes of shareholders holding voting shares of the Company participating in the meeting;

19) approval of internal documents regulating the activity of the Company's bodies, a resolution on which must be adopted by a majority of votes of shareholders holding voting shares of the Company participating in the meeting;

20) placement by the Company of bonds convertible into shares and other mass-issued securities convertible into shares, if such bonds (other mass-issued securities) are placed through closed subscription or through open subscription where, in the process of open subscription, convertible bonds (other mass-issued securities) may be converted into common shares of the Company comprising more than 25 percent of previously placed common shares, a resolution on which must be adopted by at least three quarters of votes of shareholders holding voting shares of the Company participating in the meeting;

21) adoption of resolutions on the compensation by the Company of expenses incurred in connection with the preparation for and conduction of an extraordinary General Meeting of Shareholders of the Company where the Board of Directors has, in violation of requirements of effective legislation of the Russian Federation, failed to adopt a resolution to convene an extraordinary General Meeting and the meeting has been convened by other persons. Such resolutions

must be adopted by a majority of votes of shareholders holding voting shares of the Company participating in the meeting;

22) adoption of a resolution to transfer the authority of the Company's General Director to a management company or manager, a resolution on which must be adopted by a majority of votes of shareholders holding voting shares of the Company participating in the meeting;

23) adoption of resolutions on other matters as provided in the Federal Law 'On Joint Stock Companies' and herein.

The General Meeting of Shareholders has the right to adopt resolutions on matters specified in sub-clauses 2, 7, 8, 9, 15 – 19 and 23 of Clause 13.2 herein only upon a proposal from the Board of Directors. Other persons entitled under effective legislation of the Russian Federation to propose items for the agenda of an annual or extraordinary General Meeting of Shareholders may not demand that the Board of Directors put such items on the agenda of a meeting.

The General Meeting of Shareholders may not consider or adopt resolutions on matters not included in its authority pursuant to the Federal Law 'On Joint Stock Companies'.

The General Meeting may not adopt resolutions on matters not included in the agenda, nor may it amend the agenda.

A resolution of the General Meeting of Shareholders amending or restricting the rights of shareholders holding a particular type of preferred share of the Company will be deemed adopted, if at least three quarters of votes of shareholders holding common shares of the Company participating in the meeting and three quarters of votes of all shareholders holding preferred shares of the Company of such type are cast for it.

The Board of Directors is the Company's collective management body and carries out general management of the Company's activities.

The 11 members of the Company's Board of Directors are elected each year by the annual General Meeting of Shareholders, by cumulative voting.

The General Meeting of Shareholders has the right to adopt a resolution to early terminate the authority of members of the Board of Directors. Such a resolution may be adopted only in respect of all members of the Board of Directors simultaneously.

In the event of early termination of the authority of the Board of Directors the authority of the new Board of Directors will remain in effect until the nearest annual General Meeting of Shareholders.

According to the Charter of the Company (Article 14) the following matters will be referred to the authority of the Company's Board of Directors:

1) determination of priority directions of the activity of the Company, including approval of the annual budget, mid- and long-term budgets, development strategies and programs; amendment to such documents and consideration of the results of their implementation;

2) prior approval of operations outside the limits of the annual budget of the Company;

3) convocation of annual and extraordinary General Meetings of Shareholders, subject to circumstances provided in Article 55.8 of the Federal Law 'On Joint Stock Companies';

4) approval of the agenda for the General Meeting of Shareholders;

5) determination of the date of compilation of the list of persons entitled to participate in the General Meeting of Shareholders and other matters within the competence of the Company's Board of Directors under Chapter VII of the Federal Law 'On Joint Stock Companies' and connected with preparation for and conduction of the General Meeting of Shareholders;

6) preliminary approval of the Company's annual report;

7) an increase of the Company's charter capital by placement by the Company of additional shares within the limits of the number of declared shares determined herein, subject to circumstances provided in sub-clauses 8 and 9 of Clause 13.2 herein;

8) placement by the Company of bonds and other mass-issued securities in the event such bonds and other mass-issued securities are not convertible into shares of the Company under the terms of the their placement;

9) placement by the Company of bonds convertible into shares and other mass-issued securities convertible into shares, if such bonds (mass-issued securities) are placed through open subscription and such convertible bonds (mass-issued securities) may be converted into common shares of the Company comprising 25 percent or less of the previously placed common shares;

10) determination of the price (market value) of assets, placement and repurchase price of mass-issued securities under circumstances provided by the Federal Law 'On Joint Stock Companies';

11) approval of resolutions to issue securities, of issuing prospectus, reports on the results of an issue of securities of the Company, reports on the results of acquisition by the Company of shares for the purposes of redemption;

12) acquisition of shares, bonds and other mass-issued securities placed by the Company;

13) approval of the Company's registrar and the terms of the agreement with it and adoption of a resolution to terminate such agreement;

14) recommendations on the amount of dividend payable on shares and the form and time of its payment and approval of internal documents on payment of dividends on shares of the Company;

15) use of the reserve fund and other of funds of the Company;

16) approval of an internal document setting forth internal control procedures to supervise financial and business activities of the Company;

17) recommendations on the amount of remuneration and compensation payable to members of the Company's internal audit commission and approval of the terms of the audit services provision agreement with the Company's auditor, including determination of fees payable for audit services;

18) approval of Regulations on the structural subdivision of the Company implementing internal supervisory functions, preliminary agreeing of candidates for the position of manager of such subdivision, dismissal of the mentioned person on the Company's initiative and also consideration of other matters within the authority of the Board of Directors pursuant to Regulations on the subdivision;

19) approval of transactions the subject of which is the Company's direct or indirect acquisition, disposal or possible disposal of assets worth from 0.4 to 25 percent of the balance-sheet value of the Company's assets, determined according to the accounts as of the last reporting date;

20) approval of transactions the subject of which is the Company's direct or indirect acquisition, disposal or possible disposal of assets worth 25-50 percent of the balance-sheet value of the Company's assets determined according to accounts as on the last reporting date, subject to transactions conducted in the ordinary course of business of the Company, transactions connected with placement through subscription of common shares of the Company and transactions connected with the placement of mass-issued securities convertible into common shares of the Company;

21) approval of interested party transactions, under circumstances and through the procedures provided by Chapter 11 of the Federal Law 'On Joint Stock Companies';

22) definition (change) of functional blocks of the organizational structure and main functions of subdivisions included into the functional blocks of the Company's organizational structure and subordinated directly to General Director and Deputies of General Director (excluding structures of the Company's branches and representative offices);

23) establishment of branch offices and opening of representative offices, liquidation thereof and approval of the Regulations on branch and representative offices;

24) preliminary approval of candidates for the position of heads of branch and representative offices and dismissal of mentioned persons on the Company's initiative;

25) approval of annual budgets and development strategies and programs for branch offices; introduction of amendment to such documents and consideration of the results of their implementation;

26) appointment of the Company's General Director, determination of the term of his authority and early termination of his authority;

27) election (re-election) of the Chairman of the Company's Board of Directors and his deputy;

28) formation of the collective executive body (Management Board), determination of the term of its authorities, appointment of members of the Management Board and early termination of their authorities;

29) permitting the person performing the functions of Company's General Director and members of the Company's Management Board to combine [these functions] with positions in the management bodies of other organizations;

30) permitting the person performing the functions of Company's General Director to work pluralistically in a paid position in other organizations;

31) establishment of permanent or temporary (to address specific matters) committees of the Board of Directors and approval of the Regulations on the committees;

32) appointment of the Company Corporate Secretary, relieving the Company Corporate Secretary of his duty and approval of the Regulations On the Office of the Company Corporate Secretary;

33) approval of the terms of the agreements (supplementary agreements) with the Company's General Director, members of the Management Board, the heads of branch and representative offices, the head of the Company's structural subdivision performing internal supervisory functions and the Company Corporate Secretary and consideration of matters within the authority of the Board of Directors pursuant to such agreements;

34) adoption of resolutions to participate (act as a member, terminate participation, alter share of participation or nominal value of the interest, alter quantity of shares or nominal value of shares owned by the Company) in other organizations through the purchase, sale or other disposal of shares, interests and/or portions of participatory interests in other organizations, as well as through making additional contributions in the charter capitals of other organizations;

35) adoption of resolutions to participate in non-commercial organizations, subject as provided in sub-clause 18 of Clause 13.2 herein, through acting as a participant, terminating participation and making additional investments (contributions) connected with the Company's participation in non-commercial organizations;

36) resolving matters referred to the powers of the general meetings of members of for-profit organizations where the Company is the sole member having the right to vote at the general meeting of members;

37) determination of the procedure for cooperation between the Company and organizations in which the Company is a participant;

38) approval of internal documents (a document) setting forth rules and approaches to disclosure of information about the Company, arrangements for making use of information about the Company, about securities of the Company and deals involving them which is not in public domain;

39) Approval of the Code of Corporate Governance of the Company, making amendments and additions to it;

40) approval of the Company's internal documents regulating matters within the authority of the Company's Board of Directors, other than those provided in Clause 14.4 herein, subject to internal documents the approval of which lies within the authority of the Company's General Meeting of Shareholders and executive bodies pursuant to the Company's Charter;

41) other matters as provided by the Federal Law 'On Joint Stock Companies' and herein;

42) approval of the risk management procedure in the Company;

43) preliminary approval of outsourced specialists engagement on refundable basis in the Company's activities audit carried out by the Audit Commission;definition of payment procedure and other terms and conditions of participation of outsourced specialists engaged on refundable basis in the audit carried out by the Audit Commission.

Matters within the authority of the Company's Board of Directors may not be referred for resolution to the Company's Management Board or General Director.

Resolutions on matters specified in sub-clauses 7, 9 and 20 of Clause 14.4 herein shall be adopted unanimously by all members of the Company's Board of Directors without regard the votes of former members of the Company's Board of Directors.

In the event that unanimity of the Company's Board of Directors on matter specified in sub-clause 20 herein is not reached, such matter may be referred for resolution to the General Meeting of Shareholders pursuant to a decision of the Company's Board of Directors. In such an event decision on such matter shall be adopted by a majority of shareholders holding voting shares of the Company participating in the meeting.

Decisions on the issues specified in item 21 shall be taken by a majority of votes of the independent directors who are not an interested party in closing related party transactions.

In the event that all members of the Company's Board of Directors are recognized as interested parties and/or are not independent directors, the deal may be approved by a decision of a general meeting of shareholders by a majority of votes of all shareholders – owners of voting shares who are not interested parties to the deal.

Other issues except those listed hereof referred to the authority of the Board of Directors according to the Federal Law On Joint-Stock Companies and by this Charter shall be decided by a majority of votes of members of the Board of Directors taking part in the relevant meeting of the Board.

In order to put the issue provided in subclause 19, Clause 14.4 of the Charter for consideration of the Board of Directors, cost of acquired or alienated property (works, services) shall be compared with the book cost of the Company's assets:

when acquiring property – acquisition cost adjusted for VAT and other indirect taxes and duties;

when there is a possibility of property alienation or alienating property – alienation cost determined by parties in contract without VAT and other indirect taxes and duties, or book cost of property – depending on which of these values is the higher.

The General Director and Management Board manage the Company's day-to-day activities. These executive bodies are accountable to the Board of Directors and General Meeting of the Company's Shareholders.

The General Director is the sole executive body managing the Company's day-to-day activities. The General Director shall be appointed by the Company's Board of Directors.

The General Director shall adopt resolutions on matters not referred to the authority of the Company's General Meeting of Shareholders, Board of Directors or Management Board pursuant to this Charter.

The General Director shall perform the functions of Chairman of the Company's Management Board.

The General Director shall acts on behalf of the Company without a power of attorney, including representation of the interests of the Company, conclusion of transactions on behalf of the Company, approval of staff-lists and issue of orders and instructions binding upon all of the Company's employees.

The General Director's rights, duties, salary and liability shall be determined in the agreement that he enters into with the Company. The Chairman of the Company's Board of Directors shall sign the agreement on behalf of the Company.

The General Director shall timely provide information to the Company according to requirements of applicable law, including notifications given to the Company in writing of his/her affiliation and changes therein, ownership of the Company securities, on intention to strike deals

involving the Company securities or securities of its daughter (affiliated) companies, and disclose information on the deals involving such securities closed by him/her.

During the General Director's absence (illness, business trips, vacation etc.) the officer performing through the established procedure the duties of General Director shall have the right to issue power of attorneys on behalf of the Company.

The Company's Board of Directors may at any time adopt a resolution early terminating the authority of the Company's General Director and terminating the agreement with him.

The Management Board is the collective executive body organizing the implementation of resolutions of the Company's General Meeting of Shareholders and Board of Directors.

The number of members and members of the Management Board shall be determined by a resolution of the Company's Board of Directors upon proposal from the General Director and members of the Company's Board of Directors.

The Management Board shall be constituted for a term to be determined by the Company's Board of Directors when appointing its members.

Pursuant to a resolution of the Company's Board of Directors the authority of any member (all members) of the Company's Management Board may be terminated early.

In the event that the authority of individual members of the Management Board are terminated early the authority of newly appointed members of the Management Board will remain effective within the term for which the Company's Management Board was constituted.

According to the Charter of the Company (Article 15) the following matters relating to management of the Company's day-to-day activities will be referred to the authority of the Company's Management Board:

1) developing proposals relating to the principal directions of activity of the Company, including drafts of the annual budget, mid-term and long-term budgets, development strategies and programs for the Company and proposals relating to amendments to such documents;

2) resolving matters referred to the powers of the supreme governing bodies of not-for-profit organizations where the Company is the sole founder (member) except for not-for-profit organizations where the supreme governing body is formed without participation of the founder (member);

3) determining the Company's staff and social policy;

4) approving the internal document regulating the general provisions for working incentives and considering and adopting resolutions on conclusion of collective agreements and contracts;

5) preparing materials and draft resolutions on issues to be considered by the Board of Directors, excluding the issues provided in subclause 18, 24, 26, 27, 28, 31, 32, 33, Clause 14.4, Article 14 of the Charter, and the issues initiated in correspondence with the Russian Federation legislation, the Company's Charter with specification of the particular deadlines for their consideration by the Board of Directors, making it impossible to preliminary discuss such issues at the Company's Management Board.

Preparation of materials to be discussed by the Board of Directors Committees, excluding the issues initiated by the persons authorized by the Regulations on Committees, which dispense with preliminary studying by the Company's Management Body (according to the opinion of the issue initiator) or the deadlines for consideration of which by the Board of Directors Committees do not allow them to be preliminary studied at the Company's Management Board;

6) organizational and technical support of the activities of the Company's bodies;

7) determining the technical, financial, economic and pricing policies of the Company and its branch offices;

8) determining accounting policy and supervising improvements to accounting and administrative methods and the adoption of international accounting standards for the Company and its branch offices;

9) determining the methods for planning, budgeting and financial control for the Company and its branch offices;

10) determining security policies for the Company and its branch offices;

11) determining the procedure for allocating assets to branch offices and withdrawal of allocated assets from branch offices;

12) determining the number of members of the collective executive bodies of branch offices, appointing them, terminating their authority early and approving the regulations on branch offices' collective executive bodies;

13) preliminary approval of candidates for the position of deputy heads and chief accountants of branches and representative offices and dismissal of the mentioned persons on the Company's initiative;

14) approving the terms of agreements (supplementary agreements) with members of branch offices' collective executive bodies and the deputy heads and chief accountants of branch and representative offices and considering matters within the authority of the Management Board pursuant to such agreements;

15) approving branch offices' quarterly budgets and amending such documents;

16) analyzing the results of performance of the Company's structural subdivisions, including separate structural subdivisions, and developing binding instructions for improvement of their work;

17) approving internal documents regulating matters within the authority of the Company's Management Board, subject to of documents to be approved by the Company's General Meeting of Shareholders or Board of Directors;

18) approval (change) of the Company's organizational structure, including approval of the structural subdivisions main functions (excluding structure and functions of representative offices and structural subdivisions of the branches situated at the addresses other than the branches);

The Company's Management Board also has the right to adopt resolutions on other matters connected with the day-to-day management of the activities of the Company pursuant to the instructions from the Board of Directors or proposals from **the Board of Directors Committees** and the Company's General Director.

The procedure for convening and holding sessions of the Management Board and also the procedure for adoption of resolutions by the Management Board shall be established by the Regulation On the Management Board of the Company, approved by the Company's General Meeting of Shareholders.

The rights, duties and liability of members of the Management Board shall be determined in the agreement that each of them enters into with the Company. Terms and conditions of the agreement shall provide for the right of a member of the Management Board to receive compensation for confirmed expenses connected with his performing the functions of the Management Board Member, and the right for remuneration, amount and payment procedure of which is specified by the internal documents of the Company approved by the Company's Board of Directors.

The Company's General Director shall sign the agreement on the behalf of the Company.

***Information about the corporate governance code or similar document*:**

On February 20, 2004 the Company Board of Directors approved Code of Corporate Governance of OJSC «CenterTelecom»».

The Code is the voluntary accepted by the Company set of rules of corporate conduct based on balanced consideration of the interests of shareholders, management bodies and other interested persons on main components of the corporate management process.

Regulations included in this document are worked out on the basis of the Corporate Conduct Code recommended by the Federal Commission on Securities Market of the RF, basic principals of the corporate management of the Organization for Economic Cooperation and Development (OECD), the Federal Law «About Joint-Stock Companies», the Companies Charter, Declaration of the Corporate Conduct Principles of OJSC «CenterTelecom».

On February 9, 2006 the Board of Directors of OJSC «CenterTelecom» approved new edition of this document taking into consideration the latest achievements of the advanced international practice in the sphere of the corporate management, comments and suggestions of the national expert organization – the Russian Institute of Directors, recommendations of the international and russian

rating agencies and changes and additions made into the Charter and internal documents of OJSC «CenterTelecom» adopted on June 30, 2005 by the Annual General Shareholders Meeting.

The additions, which are the most precisely comply with the recommendations of the FSFM of Russia regarding the issues of defining of «independence» of the Board of Directors members, information disclosure, activities of the Board of Directors committees, introduction into the Companies practice regular assessment of the executive bodies activities and defining of the remuneration amount to be paid to the executives taking into account this assessment, were made into the Code.

The Code takes into account the requirements of a number of new internal Regulations lately adopted by the Company and creation of the Corporate Secretery Institution in the Company.

The Code of Corporate Governance of JSC CenterTelecom is posted on the website at: ***http://www.centertelecom.ru/ru/about/docs/kodeks/kodex/.***

The information about the changes made into the Charter of the Issuer and internal documents regulating activities of the Issuer bodies during the reporting period: no changes introduced in the Charter and internal documents.

Web-site addresses, where the current edition of the Company's Charter and the internal documents regulating activities of the Issuer bodies are available:

Charter of OJSC «CentyerTelecom»: http://www.centertelecom.ru/ru/investor/internaldocs/ustav/

Internal Documents: **http://www.centertelecom.ru/ru/investor/internaldocs/polojenie/**

5.2. Information on individuals – members of the governing bodies of the issuer

Board of Directors

Chairman of the Board of Directors:
Mr. Alexander N. Kiselev
Born in ***1962***
Education: ***Higher***

Positions held over the past 5 years:

Period: ***2000-2002***
Organization: ***Ministry of the Russian Federation for Communications and Information***
Position: ***Deputy Minister***

Period: ***2002-2004 (May)***
Organization: ***Ministry of the Russian Federation for Communications and Information***
Position: ***First Deputy Minister***

Period: ***2004 (May) – 2004 (September)***
Organization: ***Ministry of Transport and Communication of the RF***
Position: ***Director of State Policy in Communication and Mail Service Department***

Period: ***2004 (December) – 2006 (June)***
Organization: ***Ministry of IT and Communication of the RF***
Position: ***Assistant to the Minister***

Period: ***2006 (June) – up to now***
Organization: ***Open Joint-Stock Company Investitsionnaya Kompania Svyazi***
Position: ***General Director, Chairman of the Management Board***

Period: *2001 – 2006*
Organization: *Open Joint-Stock Company «Interregional Commercial Bank of Communication and Informatics development» (OJSC OJCB«Svyaz-Bank»)*
Position: *Chairman of the Board of Directors*

Period: *2005-2006*
Organization: *Open Joint-Stock Company «North-Western Telecom»*
Position: *Member of the Management Board*

Period: *2006-up to now*
Organization: *Open Joint-Stock Company «North-Western Telecom»*
Position: *Chairman of the Board of Directors*

Period: *2005 – 2006(January)*
Organization: *Open JSC Moscow Metropolitan Telephone Network (MGTS)*
Position: *Member of the Management Board*

Period: *2006(June) – up to now*
Organization: *Open JSC Moscow Metropolitan Telephone Network (MGTS)*
Position: *Member of the Management Board*

Period: *2005 - 2006*
Organization: *Open Joint-Stock Company for International and Long-Distance Telecommunications Rostelecom*
Position: *Member of the Management Board*

Period: *2006 - up to now*
Organization: *Open Joint-Stock Company for International and Long-Distance Telecommunications Rostelecom*
Position: *Chairman of the Board of Directors*

Period: *2005 - 2006*
Organization: *OJSC «Central Telecommunication Company»*
Position: *Member of the Management Board*

Period: *2006 - up to now*
Organization: *OJSC «Central Telecommunication Company»*
Position: *Chairman of the Board of Directors*

Interest in the legal (charter) capital of the issuer: ***no share***
Percentage of the ordinary shares of the issuer: ***no share***
Number of the issuer's shares in each category that may be purchased by this individual through exercising options owned by him: *No options issued by the Company*

Share in the charter capital of the Issuer's daughter/affiliated companies: ***no share***
Ordinary shares fraction of the daughter/affiliated companies owned by the Issuer: ***no fractions***
Number of shares in each category of a daughter or affiliated company of the issuer that may be purchased by this individual through exercising options owned by him: *No options issued*

Relative (in-law, blood, etc.) to any other person - member of the issuer's governing or supervisory bodies: *no information available to the Company*

Members of the Board of Directors

1) *Mr. Boris Dm. Antonyuk*

Born in: ***1949***
Education: ***Higher***

Positions held over the past five years:

Period: ***2001 - 2002***
Organization: ***FGUP Satellite Communications***
Position: ***General Director***

Period: ***2002 - 2004***
Organization: ***Ministry of the Russian Federation for Communications and Information***
Position: ***First Deputy Minister***

Period: ***2004(March) – 2004 (August)***
Organization: ***Ministry of the Russian Federation for Communications and Information***
Position: ***First Deputy Minister, Chairman of the Liquadation Commissionunder the Ministry of Communication and Information of the RF***

Period: ***2004(September) – up to now***
Organization: ***Ministry of the Russian Federation for Communications and Information***
Position: ***Deputy Minister***

Period: ***2003 - up to now***
Organization: ***Open Joint-Stock Company Investitsionnaya Kompania Svyazi***
Position: ***Member of the Board of Directors***

Period: ***2003 - up to now***
Organization: ***OJSC CenterTelecom***
Position: ***Member of the Board of Directors***

Period: ***2005 – up to now***
Organization: ***Open Joint-Stock Company Moscow Metropolitan telephone Network***
Position: ***Member of the Board of Directors***

Period: ***2005 – up to now***
Organization: ***Open Joint-Stock Company Uralsvyazinform***
Position: ***Member of the Board of Directors***

Period: ***2005 – up to now***
Organization: ***Open Joint-Stock Company Sibirtelecom***
Position: ***Member of the Board of Directors***

Period: ***2006 - up to now***
Organization: ***Open Joint-Stock Company «Southern Telecommunication Company»***
Position: ***Member of the Board of Directors***

Interest in the legal (charter) capital of the issuer: ***no share***
Percentage of the ordinary shares of the issuer: ***no share***
Number of the issuer's shares in each category that may be purchased by this individual through exercising options owned by him: *No options issued by the Company*

Share in the charter capital of the Issuer's daughter/affiliated companies: ***no share***
Ordinary shares fraction of the daughter/affiliated companies owned by the Issuer: ***no fractions***
Number of shares in each category of a daughter or affiliated company of the issuer that may be purchased by this individual through exercising options owned by him: *No options issued*

Relative (in-law, blood, etc.) to any other person - member of the issuer's governing or supervisory bodies: ***no information available to the Company***

2) ***Mr. Nikolai B. Arutyunov***
Born in: ***1958***
Education: ***Higher***

Positions held over the past five years:

Period: ***1998 (December) –2001 (February)***
Organization: ***Closed Joint-Stock Company «Sovershenno sekretno–media»***
Position: ***General Director***

Period: ***2001 (March) – 2005 (October)***
Organization: ***Open Joint-Stock Company «Ray, Mann and Gor securities»***
Position: ***Director***

Period: ***2005 (October) – 2006 (February)***
Organization: ***«EvrazHolding»LLC***
Position: ***Director of IR Department under the Directorate of Public and Mass Media Relations***

Period: ***2006 (February) – up to now***
Organization: ***Moscow representative office of NCH Advisors, Inc***
Position: ***Director of Analytical Division***

Period: ***2006 - up to now***
Organization: ***Open Joint-Stock Company «Central Telecommunication Company»***
Position: ***Member of the Board of Directors***

Interest in the legal (charter) capital of the issuer: ***no share***
Percentage of the ordinary shares of the issuer: ***no share***
Number of the issuer's shares in each category that may be purchased by this individual through exercising options owned by him: ***No options issued by the Company***

Share in the charter capital of the Issuer's daughter/affiliated companies: ***no share***
Ordinary shares fraction of the daughter/affiliated companies owned by the Issuer: ***no fractions***
Number of shares in each category of a daughter or affiliated company of the issuer that may be purchased by this individual through exercising options owned by him: ***No options issued***

Relative (in-law, blood, etc.) to any other person - member of the issuer's governing or supervisory bodies: ***no information available to the Company***

3) ***Mr. Andrei V. Beskorovayny***
Born in: ***1958***
Education: ***higher***

Positions held over the past five years:

Period: ***2001(January) – 2001 (August)***
Organization: ***Closed Joint-Stock Company «North-Western GSM»***
Position: ***Director on New Technologies***

Period: ***2001(August) – 2001 (October)***
Organization: ***Closed Joint-Stock Company «North-Western GSM»***

Position: *Deputy General Director on Business Development and New Technologies*

Period: *2001(October) – 2002 (April)*
Organization: *Federal State Unitary Enterprise «Main Radiofrequency Center»*
Position: *First Deputy Director*

Period: *2002 (April) – 2004 (January)*
Organization: *Federal State Unitary Enterprise «Main Radiofrequency Center»*
Position: *Director*

Period: *2004 (January) – 2004(July)*
Organization: *Ministry of the Russian Federation for Communications and Information*
Position: *Deputy Minister*

Period: *2004(July) – 2005 (June)*
Organization: *Federal Agency for Communication*
Position: *Deputy Head, Acting Head of the Agency*

Period: *2005(August) – up to now*
Organization: *Federal Agency for Communication*
Position: *Head of the Agency*

Period: *2005 - up to now*
Organization: *Open Joint-Stock Company «Central Telecommunication Company»*
Position: *member of the Board of Directors*

Period: *2005 - up to now*
Organization: *Open Joint-Stock Company «Sibirtelecom»*
Position: *member of the Board of Directors*

Interest in the legal (charter) capital of the issuer: *no interest*
Percentage of the ordinary shares of the issuer: *no interest*
Number of the issuer's shares in each category that may be purchased by this individual through exercising options owned by him: *No options issued by the Company*

Interest in daughter/affiliated companies of the issuer: *no interest*
Ordinary shares fraction of the daughter/affiliated companies owned by the Issuer: *no fractions*
Number of shares in each category of a daughter or affiliated company of the issuer that may be purchased by this individual through exercising options owned by him: *No options issued*

Relative (in-law, blood, etc.) to any other person - member of the issuer's governing or supervisory bodies: *no information available to the Company*

4) *Mr. Valery V. Degtyarev*
Born in: *1957*
Education: *higher*

Positions held over the past five years:

Period: *2001*
Organization: *«DTS» Limited Liability Company*
Position: *Deputy General Director*

Period: *2001*
Organization: *Closed Joint-Stock Company «TransTeleCom Company»*

Position: *Adviser to President*

Period: *2001- up to now*
Organization: *Closed Joint-Stock Company «Professional Telecommunications»*
Position: *General Director*

Period: *2004- up to now*
Organization: *Open Joint-Stock Company «Tetrasvyaz»*
Position: *General Director*

Period: *2001- up to now*
Organization: *Closed Joint-Stock Company «Professional Telecommunications»*
Position: *General Director*

Period: *2004- 2006*
Organization: *Closed Joint-Stock Company «Radiotel»*
Position: *Member of the Board of Directors*

Period: *2004- up to now*
Organization: *Open Joint-Stock Company «Rostelecom»*
Position: *Member of the Board of Directors*

Period: *2004- up to now*
Organization: *Open Joint-Stock Company «Far-Eastern Company of Electric Communication»*
Position: *Member of the Board of Directors*

Period: *2004 - up to now*
Organization: *Open Joint-Stock Company «VolgaTelecom»*
Position: *Member of the Board of Directors*

Period: *2005- up to now*
Organization: *Open Joint-Stock Company «Central Telecommunication Company»*
Position: *Member of the Board of Directors*

Period: *2006- up to now*
Organization: *Closed Joint-Stock Company «Radiotel»*
Position: *Chairman of the Board of Directors*

Interest in the legal (charter) capital of the issuer: ***no interest***
Percentage of the ordinary shares of the issuer: ***no interest***
Number of the issuer's shares in each category that may be purchased by this individual through exercising options owned by him: *No options issued by the Company*

Interest in daughter/affiliated companies of the issuer: ***no interest***
Ordinary shares fraction of the daughter/affiliated companies owned by the Issuer: ***no fractions***
Number of shares in each category of a daughter or affiliated company of the issuer that may be purchased by this individual through exercising options owned by him: ***No options issued***

Relative (in-law, blood, etc.) to any other person - member of the issuer's governing or supervisory bodies: *no information available to the Company*

5) *Mr. Sergei I. Kuznetsov*
Born in: *1953*
Education: *Higher*

Positions held over the past five years:

Period: *2001*
Organization: *Closed Joint-Stock Company «PeterStar»*
Position: *General Director*

Period: *2001-2003*
Organization: *Open Joint-Stock Company «Rostelecom»*
Position: *General Director, Chairman of the Management Board*

Period: *2001-2003*
Organization: *Non-governmental Pension Fund «Rostelecom-Garantya»*
Position: *Member of the Board of the Fund*

Period: *2001-2003*
Organization: *Open Joint-Stock Company «Investitsionnaya kompanya svyazi»*
Position: *Member of the Management Board*

Period: *2001-2004*
Organization: *Closed Joint-Stock Company «Globalstar-Satellite telecommunications»*
Position: *Member of the Board of Directors*

Period: *2001-2004*
Organization: *Open Joint-Stock Company «RTComm.RU»*
Position: *Member of the Board of Directors*

Period: *2001-2004*
Organization: *Closed Joint-Stock Company «Telmos»*
Position: *Member of the Board of Directors*

Period: *2001-2003*
Organization: *Closed Joint-Stock Company «Interfax-Telecom»*
Position: *Member of the Board of Directors*

Period: *2001-2003*
Organization: *Open Joint-Stock Company «RTK-Leasing»*
Position: *Chairman of the Board of Directors*

Period: *2001-2004*
Organization: *Non-profit partnership «Center of Telecommunication Problems Investigation»*
Position: *Member of the Partnership Board*

Period: *2002-2004*
Organization: *Open Joint-Stock Company «Rostelecom»*
Position: *Member of the Board of Directors*

Period: *2003*
Organization: *Open Joint-Stock Company «RTK-Leasing»*
Position: *Chairman of the Board of Directors*

Period: *2003-2004*
Organization: *Open Joint-Stock Company «North-Western Telecom»*
Position: *General Director, Chairman of the Management Board*

Period: *2003-2005*
Organization: *Open Joint-Stock Company «Interregional Commercial Bank for Development of Communication and Informatics»*

Position: *Member of the Board of Directors*

Period: *2004*
Organization: *Open Joint-Stock Company «North-Western Telecom»*
Position: *Member of the Board of Directors*

Period: *2004 - 2006.*
Organization: *Open Joint-Stock Company «Telecominvest»*
Position: *Member of the Board of Directors*

Period: *2004-up to now*
Organization: *Open Joint-Stock Company «Investitsionnaya kompanya svyazi»*
Position: *Member of the Management Board*

Period: *2004- 2006*
Organization: *Open Joint-Stock Company «Investitsionnaya kompanya svyazi»*
Position: *First Deputy General Director*

Period: *2005- up to now.*
Organization: *Open Joint-Stock Company «Rostelecom»*
Position: *Member of the Board of Directors*

Period: *2005- up to now.*
Organization: *Open Joint-Stock Company «Central Telecommunication Company»*
Position: *Member of the Board of Directors*

Period: *2005- 2006*
Organization: *Open Joint-Stock Company «VolgaTelecom»*
Position: *Member of the Board of Directors*

Period: *2005- 2006*
Organization: *Open Joint-Stock Company «Southern Telecommunication Company»*
Position: *Chairman of the Board of Directors*

Period: *2005- 2006.*
Organization: *Open Joint-Stock Company «Uralsvyazinform»*
Position: *Chairman of the Board of Directors*

Period: *2005- 2006.*
Organization: *Open Joint-Stock Company «Sibirtelecom»*
Position: *Chairman of the Board of Directors*

Period:*2005 - 2006*
Organization: *Open Joint-Stock Company «Far-Eastern Company of Electric Communication»*
Position: *Chairman of the Board of Directors*

Period:*2005- 2006*
Organization: *Open Joint-Stock Company «Central telegraph»*
Position: *Chairman of the Board of Directors*

Period:*2006 - up to now.*
Organization: *Open Joint-Stock Company «VolgaTelecom»*
Position: *Chairman of the Board of Directors*

Period: *2006 - up to now.*
Organization: *Open Joint-Stock Company «Sibirtelecom»*
Position: *Member of the Board of Directors*

Interest in the legal (charter) capital of the issuer: ***no interest***
Percentage of the ordinary shares of the issuer: ***no interest***
Number of the issuer's shares in each category that may be purchased by this individual through exercising options owned by him: ***No options issued by the Company***

Interest in daughter/affiliated companies of the issuer: ***no interest***
Ordinary shares fraction of the daughter/affiliated companies owned by the Issuer: ***no fractions***
Number of shares in each category of a daughter or affiliated company of the issuer that may be purchased by this individual through exercising options owned by him: ***No options issued***

Relative (in-law, blood, etc.) to any other person - member of the issuer's governing or supervisory bodies: ***no information available to the Company***

6) ***Mr. Dmitry A. Milovantsev***
Born in: ***1971***
Education: ***Higher***

Positions held over the past five years:

Period: ***2001 - 2002***
Organization: ***Open Joint-Stock Company «Investitsionnaya kompanya svyazi»***
Position: ***Head of Internal Audit and Economic Analysis Unit, Director of Internal Audit and Economic Analysis Department.***

Period: ***2002-2004***
Organization: ***Ministry of the Russian Federation for Communications and Informatization***
Position: ***Head of «Federal Purpose-Oriented Program Electronic Russia», Deputy Minister***

Period: ***2004***
Organization: ***Federal Agency for Communication***
Position: ***Head of the Agency***

Period: ***2004-up to now***
Organization: ***Ministry of Information technologies and Communication of the Russian Federation***
Position: ***Deputy Minister***

Period: ***2005- up to now***
Organization: ***Open Joint-Stock Company «Central Telecommunication Company»***
Position: ***Member of the Board of Directors***

Interest in the legal (charter) capital of the issuer: ***no interest***
Percentage of the ordinary shares of the issuer: ***no interest***
Number of the issuer's shares in each category that may be purchased by this individual through exercising options owned by him: ***No options issued by the Company***

Interest in daughter/affiliated companies of the issuer: ***no interest***
Ordinary shares fraction of the daughter/affiliated companies owned by the Issuer: ***no fractions***
Number of shares in each category of a daughter or affiliated company of the issuer that may be purchased by this individual through exercising options owned by him: ***No options issued***

Relative (in-law, blood, etc.) to any other person - member of the issuer's governing or supervisory bodies: ***no information available to the Company.***

7) **Ms. Oxana V. Petrova**
Born in: **1973**
Education: **Higher**

Positions held over the past five years:

Period: ***2001 – up to now***
Organization: ***Open Joint-Stock Company Investistitsionnaya Kompania Svyazi***
Position: ***Deputy Head of Division under Corporate Governance Department***

Period: ***2001 - 2002***
Organization: ***Open Joint-Stock Company "Electrosvyaz" Kostroma region***
Position: ***Member of the Board of Directors***

Period: ***2001 - 2002***
Organization: ***Open Joint-Stock Company "Chelyabinsksvyazinform"***
Position: ***Member of the Board of Directors***

Period: ***2001 - 2002***
Organization: ***Open Joint-Stock Company "Electrosvyaz" Tver region***
Position: ***Member of the Board of Directors***

Period: ***2001 – 2005***
Organization: ***Open Joint-Stock Company "Central Telecommunication Company"***
Position: ***Member of the Board of Directors***

Period: ***2004 – 2005***
Organization: ***Open Joint-Stock Company "North-Western Telecom»***
Position: ***Member of the Board of Directors***

Period: ***2005 – 2006***
Organization: ***Open Joint-Stock Company "Central Telecommunication Company"***
Position: ***Member of the Audit Commission***

Period: ***2006 – up to now***
Organization: ***Open Joint-Stock Company "Central Telecommunication Company"***
Position: ***Member of the Board of Directors***

Interest in the legal (charter) capital of the issuer: ***no***
Percentage of ordinary shares of the issuer owned by the person: ***no***
Number of the issuer's shares in each category that may be purchased by this individual through exercising options owned by him: ***No options issued by the Company***

Interest in daughter/affiliated companies of the issuer: ***no***
Percentage of ordinary shares of the daughter/affiliated companies of the issuer: ***no***
Number of shares in each category of a daughter or affiliated company of the issuer that may be purchased by this individual through exercising options owned by him: ***No options issued.***

Relations (in-law, family, etc.) of the member of the issuer's body for control of its financial and business operations to other members of such bodies, members of the Board of Directors, the collective executive body and the person, performing the duties of the sole person executive body of the issuer: ***no information available to the Company***

8) ***Mr. Victor D. Savchenko***
Born in: ***1960***
Education: ***Higher***

Positions held over the past five years:
Period: *2001 – up to now*
Organization: *Open Joint-Stock Company Investitsionnaya Kompania Svyazi (Svyazinvest)*
Position: *Director of Legal Department, Executive Director – Director of Legal Department.*

Period: *2002*
Organization: *Open Joint-Stock Company «Khantymansiyskokrtelecom»*
Position: *Member of the Board of Directors*

Period: *2002 – up to now*
Organization: *Open Joint-Stock Company «Moscow City Telephone Network»*
Position: *Member of the Board of Directors*

Period: *2003*
Organization: *Open Joint-Stock Central Telecommunication Company*
Position: *Member of the Board of Directors*

Period: *2003 - 2005*
Organization: *Open Joint-Stock Company «VolgaTelecom»*
Position: *Member of the Board of Directors*

Period: *2003 – 2006*
Organization: *Open Joint-Stock Company "Central Telegraph»*
Position: *Member of the Management Board*

Period: *2004 – 2005*
Organization: *Closed Joint-Stock Company «South-Urals Cellular Phone»*
Position: *Member of the Board of Directors*

Period: *2005 – 2006*
Organization: *Open Joint-Stock Company Investitsionnaya Kompania Svyazi (Svyazinvest)*
Position: *Member of the Management Board*

Period: *2005 – 2006*
Organization: *Open Joint-Stock Company «Central Telecommunication Company»*
Position: *Member of the Management Board*

Period: *2006 – up to now*
Organization: *Open Joint-Stock Company «VolgaTelecom»*
Position: *Member of the Board of Directors*

Period: *2006 – up to now*
Organization: *Open Joint-Stock Company «Central Telecommunication Company»*
Position: *Member of the Board of Directors*

Period: *2006 – up to now*
Organization: *Open Joint-Stock Company «Investment technologies of communication»*
Position: *Member of the Board of Directors*

Interest in the legal (charter) capital of the issuer: *no interest*
Percentage of the ordinary shares of the issuer: *no interest*

Number of the issuer's shares in each category that may be purchased by this individual through exercising options owned by him: ***No options issued by the Company***

Interest in daughter/affiliated companies of the issuer: ***no interest***
Ordinary shares fraction of the daughter/affiliated companies owned by the Issuer: ***no fractions***
Number of shares in each category of a daughter or affiliated company of the issuer that may be purchased by this individual through exercising options owned by him: ***No options issued***

Relative (in-law, blood, etc.) to any other person - member of the issuer's governing or supervisory bodies: ***no information available to the Company***

9) ***Ms. Elena P. Selvich***
Born in: ***1968***
Education: ***Higher***

Positions held over the past five years:

Period: ***1999 (May) – 2003 (April)***
Organization: ***Closed Joint-Stock Company "Best Ceramics"***
Position: ***Deputy General Director on Economy and Finance***

Period: ***2003 (April) – 2005 (August)***
Organization: ***Closed Joint-Stock Company "Petersburg Transit Telecom"***
Position: ***Financial Director***

Period: ***2005 (August) – up to now***
Organization: ***Open Joint-Stock Company Investitsionnaya Kompania Svyazi (Svyazinvest)***
Position: ***Director of Finance Department***

Period: ***2005- up to now***
Organization: ***Open Joint-Stock Company «Uralsvyazinform»***
Position: ***Member of the Management Board***

Period: ***2006- up to now.***
Organization: ***Open Joint-Stock Company «Rostelecom»***
Position: ***Member of the Board of Directors***

Period: ***2006- up to now.***
Organization: ***Open Joint-Stock Company «Sothern Telecommunication Company»***
Position: ***Member of the Board of Directors***

Period: ***2006- up to now***
Organization: ***Open Joint-Stock Company «SibirTelecom»***
Position: ***Member of the Audit Commission***

Period: ***2006- up to now***
Organization: ***Open Joint-Stock Company «Investment technologies of communication»***
Position: ***Chairman of the Audit Commission***

Period: ***2006- up to now***
Organization: ***Closed Joint-Stock Company «JSCIB «Pochtobank»***
Position: ***Member of the Audit Commission***

Interest in the legal (charter) capital of the issuer: ***no interest***
Percentage of the ordinary shares of the issuer: ***no interest***

Number of the issuer's shares in each category that may be purchased by this individual through exercising options owned by him: *No options issued by the Company*

Interest in daughter/affiliated companies of the issuer: ***no interest***
Ordinary shares fraction of the daughter/affiliated companies owned by the Issuer: ***no fractions***
Number of shares in each category of a daughter or affiliated company of the issuer that may be purchased by this individual through exercising options owned by him: *No options issued*

Relative (in-law, blood, etc.) to any other person - member of the issuer's governing or supervisory bodies: *no information available to the Company*

10) ***Mr. Valery N. Yashin***
Born in ***1941***
Education: ***Higher***

Positions held over the past 5 years

Period: ***2001 - 2006***
Organization: ***OJSC Investitsionnaya Kompania Svyazi (Svyazinvest)***
Position: ***General Director and Chairman of the Management Board***

Period: ***2001 - 2001***
Organization: ***Open Joint-Stock Company "Petersburg Telephone Network"***
Position: ***Member of the Board of Directors***

Period: ***2001-2002***
Organization: ***Open Joint-Stock Company «North-Western Telecom»***
Position: ***Member of the Board of Directors***

Period: ***2001 - up to now***
Organization: ***Non-government Pension Fund Telecom-Soyuz***
Position: ***Chairman of the Fund Board***

Period: ***2001 - up to now***
Organization: ***Closed JSC Saint-Petersburg Payphones***
Position: ***Chairman of the Board of Directors***

Period: ***2001 - 2006***
Organization: ***Open JSC Telecominvest***
Position: ***Chairman of the Board of Directors***

Period: ***2001 - 2003***
Organization: ***Closed JSC MobiTel***
Position: ***Chairman of the Board of Directors***

Period: ***2001 - 2006***
Organization: ***Open JSC Moscow Metropolitan Telephone Network (MGTS)***
Position: ***Member of the Board of Directors***

Period: ***2001 - 2006***
Organization: ***Open Joint-Stock Company for International and Long-Distance Telecommunications Rostelecom***
Position: ***Chairman of the Board of Directors***

Period: ***2001 - 2001***

Organization: *Open Joint-Stock Company "Electrosvyaz of the Moscow region"*
Position: *Chairman of the Board of Directors*

Period: *2001 - 2006*
Organization: *Open Joint-Stock Company "Central Telecommunication Company"*
Position: *Chairman of the Board of Directors*

Period: *2001 - 2002*
Organization: *Open JSC Svyazinvest-Media*
Position: *Chairman of the Board of Directors*

Period: *2001 – 2004*
Organization: *Open JSC RTComm.RU*
Position: *Chairman of the Board of Directors*

Period: *2001 - 2002*
Organization: *Open JSC Elektrosvyaz of the Orel region*
Position: *Chairman of the Board of Directors*

Period: *2001 - 2003*
Organization: *Non-governmental Pension Fund Rostelecom-Guarantia*
Position: *Chairman of the Fund Board*

Period: *2001 - up to now*
Organization: *Open JSC National Payphone Network*
Position: *Chairman of the Board of Directors*

Period: *2002 – 2006*
Organization: *OJSC North-Western Telecom*
Position: *Chairman of the Board of Directors*

Period: *2002 - up to now*
Organization: *Russian Telecommunications History Fund*
Position: *Member of the Board*

Period: *2003 - 2006*
Organization: *Closed JSC Football Club Zenit*
Position: *Member of the Board of Directors*

Period: *2004 - up to now*
Organization: *Closed Joint-Stock Insurance Company Medexpress*
Position: *Member of the Supervisory Board*

Period: *2006 – up to now*
Organization: *Open Joint-Stock Company for International and Long-Distance Telecommunications Rostelecom*
Position: *Member of the Board of Directors*

Period: *2006 – up to now*
Organization: *Open Joint-Stock Company "Central Telecommunication Company"*
Position: *Member of the Board of Directors*

Period: *2006 – up to now*
Organization: *OJSC North-Western Telecom*
Position: *Member of the Board of Directors*

Interest in the legal (charter) capital of the issuer: *0.012738%*

Percentage of the ordinary shares of the issuer: ***0.001901%***
Number of the issuer's shares in each category that may be purchased by this individual through exercising options owned by him: ***No options issued by the Company***

Share in the charter capital of the Issuer's daughter/affiliated companies: ***no share***
Ordinary shares fraction of the daughter/affiliated companies owned by the Issuer: ***no fractions***
Number of shares in each category of a daughter or affiliated company of the issuer that may be purchased by this individual through exercising options owned by him: ***No options issued***

Relative (in-law, blood, etc.) to any other person - member of the issuer's governing or supervisory bodies: ***no information available to the Company***

Sole person executive body – General Director – Chairman of the Management

Mr. Sergey V. Pridantsev
Born in: ***1967***
Education: ***Higher***

Positions held over the past five years:
Period: ***2001 - 2003***
Organization: ***Closed Joint-Stock Company Lucent Technologies***
Position: ***Sales Director***

Period: ***2002 - 2003***
Organization: ***Open Joint-Stock Central Telecommunication Company***
Position: ***Advisor to the General Director***

Period: ***2003 – 01.2006***
Organization: ***Open Joint-Stock Central Telecommunication Company***
Position: ***Deputy General Director – Commercial Director***

Period: ***01.2006 – up to now***
Organization: ***Open Joint-Stock Central Telecommunication Company***
Position: ***General Director***

Period: ***2003 - 2004***
Organization: ***Closed JSC CenterTelecomService of Moscow region (as of 2003 Closed Joint-Stock Company MOTECO)***
Position: ***Member of the Board of Directors***

Period: ***2003 – 02.2006***
Organization: ***Closed Joint-Stock Company CenterTelecomService***
Position: ***Member of the Board of Directors***

Period: ***2003 – up to now***
Organization: ***Open Joint-Stock Central Telecommunication Company***
Position: ***Member of the Management Board, Chairman of the Management Board***

Period: ***2004***
Organization: ***Closed Joint-Stock Company Ryazan Cellular Communications***
Position: ***Member of the Board of Directors***

Period: ***2004 - 2005***
Organization: ***Closed Joint-Stock Company Cellular Communications of the Black-soil Area (Chernozemye)***

Position: *Member of the Board of Directors*

Period: *2004 – 02.2006*
Organization: *Open Joint-Stock «Russian Telecommunication Network»*
Position: *Member of the Board of Directors*

Interest in the legal (charter) capital of the issuer: ***no interest***
Percentage of the ordinary shares of the issuer: ***no interest***
Number of the issuer's shares in each category that may be purchased by this individual through exercising options owned by him: ***No options issued by the Company***

Interest in daughter/affiliated companies of the issuer: ***no interest***
Ordinary shares fraction of the daughter/affiliated companies owned by the Issuer: ***no fractions***
Number of shares in each category of a daughter or affiliated company of the issuer that may be purchased by this individual through exercising options owned by him: ***No options issued***

Relative (in-law, blood, etc.) to any other person - member of the issuer's governing or supervisory bodies: ***no information available to the Company***

Collective executive body of the issuer – the Management Board

Chairman of the Management Board:
Mr. Sergey V. Pridantsev, born in 1967.
Information about Sergey V. Pridantsev is given in section «Sole person executive body – General Director» of this item of the quarterly report.

Members of the Management Board:

1) ***Mr. Pavel V. Antyushin***
Born in: ***1977***
Education: ***Higher***

Positions held over the past five years:

Period: ***2000 (October) – 2006 (March)***
Organization: ***Russian Federal Property Fund (RFFI)***
Position: ***Leading expert, Senior expert, Consultant, Head of Legal Expertise Division under Legal Department.***

Period: ***2006 (March) – up to now***
Organization: ***Open Joint-Stock Central Telecommunication Company***
Position: ***Director of Legal Department.***

Interest in the legal (charter) capital of the issuer: ***no interest***
Percentage of the ordinary shares of the issuer: ***no interest***
Number of the issuer's shares in each category that may be purchased by this individual through exercising options owned by him: ***No options issued by the Company***

Interest in daughter/affiliated companies of the issuer: ***no interest***
Ordinary shares fraction of the daughter/affiliated companies owned by the Issuer: ***no fractions***
Number of shares in each category of a daughter or affiliated company of the issuer that may be purchased by this individual through exercising options owned by him: ***No options issued***

Relative (in-law, blood, etc.) to any other person - member of the issuer's governing or supervisory bodies: *no information available to the Company*

2) *Mr. Alexander P. Gribov*
Born in: *1972*
Education: *Higher*

Positions held over the past five years:

Period: *1999 (July) – 2005 (February)*
Organization: *Russian Federal Property Fund (RFFI)*
Position: *Leading Expert, Senior Expert, Consultant, Deputy Head of Federal Property Department – Head of Unit on Representation in Joint-Stock Companies of the Russian Federal Property Fund.*

Period: *02.2005 – 03.2005*
Organization: *Open Joint-Stock Company "Galogen", Perm*
Position: *General Director*

Period: *2005 (March) – 2006 (January)*
Organization: *Russian Federal Property Fund*
Position: *Deputy Head of Federal Property Department – Head of Unit on Representation in Joint-Stock Companies of the Russian Federal Property Fund, Moscow*

Period: *2006 (January) – up to now*
Organization: *Open Joint-Stock Company "Central Telecommunication Company"*
Position: *Deputy General Director – Director on Corporate Development and IT.*

Period: *2002 - 2006*
Organization: *Open Joint-Stock Company "Central Telecommunication Company"*
Position: *Member of the Board of Directors*

Period: *2004*
Organization: *Open Joint-Stock Company 175 Timber Processing Plant*
Position: *Chairman of the Board of Directors*

Period: *2004 - 2005*
Organization: *Open Joint-Stock Company Vniizarubezhgeologia*
Position: *Chairman of the Board of Directors*

Period: *2004 - 2005*
Organization: *Open Joint-Stock Company 615 Construction Enterprise*
Position: *Member of the Board of Directors*

Period: *2004 - 2005*
Organization: *Open Joint-Stock Company AK Voronezhavia*
Position: *Member of the Board of Directors*

Period: *2005 - 2006*
Organization: *Open Joint-Stock Company "Central Telegraph"*
Position: *Member of the Board of Directors*

Period: *2006*
Organization: *Closed Joint-Stock Company "CenterTelecomService"*
Position: *Member of the Board of Directors*

Period: *02.2006 - up to now*
Organization: *Open Joint-Stock Company "Central Telecommunication Company"*
Position: *Member of the Management Board*

Period: *02.2006 - up to now*
Organization: *Open Joint-Stock Company "Russian Telecommunication Network"*
Position: *Member of the Board of Directors*

Interest in the legal (charter) capital of the issuer: ***no interest***
Percentage of the ordinary shares of the issuer: ***no interest***
Number of the issuer's shares in each category that may be purchased by this individual through exercising options owned by him: ***No options issued by the Company***

Interest in daughter/affiliated companies of the issuer: ***no interest***
Ordinary shares fraction of the daughter/affiliated companies owned by the Issuer: ***no fractions***
Number of shares in each category of a daughter or affiliated company of the issuer that may be purchased by this individual through exercising options owned by him: ***No options issued***

Relative (in-law, blood, etc.) to any other person - member of the issuer's governing or supervisory bodies: ***no information available to the Company***

3) ***Dmitry V. Karmanov***
Born in: **1975**
Education: ***Higher***

Positions held over the past five years:

Period: *2001 - 2002*
Organization: *Open Joint-Stock Company "Uralsvyazinform»*
Position: *Specialist on staff under Personnel Department*

Period: *2001 - 2004*
Organization: *Open Joint-Stock Company "Uralsvyazinform»*
Position: *Head of Personnel Division under Personnel Department*

Period: *2004 – 02.2006*
Organization: *Open Joint-Stock Company "Uralsvyazinform»*
Position: *Director of Human Resources Department*

Period: *02.2006 – up to now*
Organization: *Open Joint-Stock Company "Central Telecommunication Company"*
Position: *Deputy General Director – Director on Personnel*

Period: *03.2006 – up to now*
Organization: *Open Joint-Stock Company "Central Telecommunication Company"*
Position: *Member of the Management Board*

Period: *2006 - up to now*
Organization: *"Telecom–Stroy" Limited Liability Company*
Position: *Member of the Management Board*

Interest in the legal (charter) capital of the issuer: ***no interest***
Percentage of the ordinary shares of the issuer: ***no interest***
Number of the issuer's shares in each category that may be purchased by this individual through exercising options owned by him: ***No options issued by the Company***

Interest in daughter/affiliated companies of the issuer: ***no interest***
Ordinary shares fraction of the daughter/affiliated companies owned by the Issuer: ***no fractions***
Number of shares in each category of a daughter or affiliated company of the issuer that may be purchased by this individual through exercising options owned by him: ***No options issued***

Relative (in-law, blood, etc.) to any other person - member of the issuer's governing or supervisory bodies: ***no information available to the Company***

4) **Andrei D. Kartashov**
Born in: **1974**
Education: ***Higher***

Positions held over the past five years:

Period: ***2001***
Organization: ***Vladivostok International Telephone Exchange of Open Joint-Stock Company «Electrosvyaz»of the Primorsky Kray***
Position: ***Deputy Chief Accountant***

Period: ***2001***
Organization: ***Open Joint-Stock Company «Electrosvyaz»of the Primorsky Kray***
Position: ***Leading Accountant***

Period: ***2001 - 2002***
Organization: ***Open Joint-Stock Company «Electrosvyaz»of the Primorsky Kray***
Position: ***Head of the Methodology of Bookkeeping and Taxation***

Period: ***2002 - 2005***
Organization: ***Open Joint-Stock Company "Far-eastern Company of Electrosvyaz"***
Position: ***Chief Accountant – Director of Accounting and Bookkeeping Department***

Period: ***2005 – 01.2006***
Organization: ***Open Joint-Stock Company "Far-eastern Company of Electrosvyaz"***
Position: ***Chief Accountant***

Period: ***02.2006 – up to now***
Organization: ***Open Joint-Stock Company "Central Telecommunication Company"***
Position: ***Chief Accountant***

Period: ***2003 – 2006***
Organization: ***Open Joint-Stock Company "Far-eastern Company of Electrosvyaz"***
Position: ***Member of the Management Board***

Period: ***06.2005 – 04.2006***
Organization: ***Closed Joint-Stock Company «AKOS» Vladivostok***
Position: ***Member of the Board of Directors***

Period: ***02.2006 - up to now***
Organization: ***Open Joint-Stock Company "Central Telecommunication Company"***
Position: ***Member of the Management Board***

Period: ***03.2006 - up to now***
Organization: ***Closed Joint-Stock Company "CenterTelecomService"***
Position: ***Member of the Board of Directors***

Interest in the legal (charter) capital of the issuer: ***no interest***
Percentage of the ordinary shares of the issuer: ***no interest***
Number of the issuer's shares in each category that may be purchased by this individual through exercising options owned by him: ***No options issued by the Company***

Interest in daughter/affiliated companies of the issuer: ***no interest***
Ordinary shares fraction of the daughter/affiliated companies owned by the Issuer: ***no fractions***
Number of shares in each category of a daughter or affiliated company of the issuer that may be purchased by this individual through exercising options owned by him: ***No options issued***

Relative (in-law, blood, etc.) to any other person - member of the issuer's governing or supervisory bodies: ***no information available to the Company***

5) ***Alexander Iv. Kirillov***
Born in: **1956**
Education: ***Higher***

Positions held over the past five years:

Period: ***2001 - 2002***
Organization: ***Open Joint-Stock Company "Martelcom" Republic of Mari El***
Position: ***General Director***

Period: ***2002 - 2004***
Organization: ***Open Joint-Stock Company "VolgaTelecom"***
Position: ***Deputy General Director – Director of the «Martelcom» branch OJSC «VolgaTelecom»***

Period: ***2004 – 02.2006***
Organization: ***Open Joint-Stock Company "VolgaTelecom"***
Position: ***First Deputy General Director – Technical Director***

Period: ***02.2006 – up to now***
Organization: ***Open Joint-Stock Company "Central Telecommunication Company"***
Position: ***Deputy General Director – Technical Director***

Period: ***02.2006 – up to now***
Organization: ***Open Joint-Stock Company "Central Telecommunication Company"***
Position: ***Member of the Management Board***

Period: ***2006 – up to now***
Organization: ***Closed Joint-Stock Company "CenterTelecomService"***
Position: ***Member of the Board of Directors***

Period: ***2006 – up to now***
Organization: ***Closed Joint-Stock Company "ATS"***
Position: ***Member of the Board of Directors***

Period: ***2006 – up to now***
Organization: ***Open Joint-Stock Company "Russian Telecommunication Network"***
Position: ***Member of the Board of Directors***

Interest in the legal (charter) capital of the issuer: ***no interest***
Percentage of the ordinary shares of the issuer: ***no interest***
Number of the issuer's shares in each category that may be purchased by this individual through exercising options owned by him: ***No options issued by the Company***

Interest in daughter/affiliated companies of the issuer: ***no interest***
Ordinary shares fraction of the daughter/affiliated companies owned by the Issuer: ***no fractions***
Number of shares in each category of a daughter or affiliated company of the issuer that may be purchased by this individual through exercising options owned by him: ***No options issued***

Relative (in-law, blood, etc.) to any other person - member of the issuer's governing or supervisory bodies: ***no information available to the Company***

6) **Alexander A.Lutsky**

Born in: ***1972***
Education: ***Higher***

Positions held over the past five years:

Period: ***2001***
Organization: ***Closed Joint-Stock Company "Peterburg Transit Telecom"***
Position: ***Financial Director***

Period: ***2001 – 02.2006***
Organization: ***Open Joint-Stock Company Domestic Long-Distance and International Electric Communication "Rostelecom"***
Position: ***Chief Accountant***

Period: ***02.2006 - up to now***
Organization: ***Open Joint-Stock Company "Central Telecommunication Company"***
Position: ***Deputy General Director - Financial Director***

Period: ***02.2006 – up to now***
Organization: ***Open Joint-Stock Company "Central Telecommunication Company"***
Position: ***Member of the Management Board***

Period: ***02.2006 - up to now***
Organization: ***Open Joint-Stock Company "Russian Telecommunication Network"***
Position: ***Chairman of the Board of Directors***

Period: ***03.2006 - up to now***
Organization: ***Closed Joint-Stock Company "CenterTelecomService"***
Position: ***Member of the Board of Directors***

Period: ***2006 - up to now***
Organization: ***Closed Joint-Stock Company "ATS"***
Position: ***Member of the Board of Directors***

Interest in the legal (charter) capital of the issuer: ***no interest***
Percentage of the ordinary shares of the issuer: ***no interest***
Number of the issuer's shares in each category that may be purchased by this individual through exercising options owned by him: ***No options issued by the Company***

Interest in daughter/affiliated companies of the issuer: ***no interest***
Ordinary shares fraction of the daughter/affiliated companies owned by the Issuer: ***no fractions***
Number of shares in each category of a daughter or affiliated company of the issuer that may be purchased by this individual through exercising options owned by him: ***No options issued***

Relative (in-law, blood, etc.) to any other person - member of the issuer's governing or supervisory bodies: *no information available to the Company*

7) **Sergei V. Nazarov**
Born in: **1971**
Education: ***Higher***

Positions held over the past five years:

Period: ***2001***
Organization: ***Closed Joint-Stock Company "Lucent Technologies"***
Position: ***Manager on Sales Technical Support***

Period: ***2002 - 2003***
Organization: ***Closed Joint-Stock Company "Lucent Technologies"***
Position: ***Deputy Sales Director in Moscow and the Moscow region***

Period: ***2003 – 01.2006***
Organization: ***Open Joint-Stock Company "Central Telecommunication Company"***
Position: ***Director of Customer Service Department***

Period: ***01.2006 - up to now***
Organization: ***Open Joint-Stock Company "Central Telecommunication Company"***
Position: ***Deputy General Director – Commercial Director***

Period: ***01.2006 - up to now***
Organization: ***Open Joint-Stock Company "Central Telecommunication Company"***
Position: ***Member of the Management Board***

Period: ***02.2006 - up to now***
Organization: ***Open Joint-Stock Company "Russian Telecommunication Network"***
Position: ***Member of the Board of Directors***

Period: ***03.2006 - up to now***
Organization: ***Closed Joint-Stock Company "CenterTelecomService"***
Position: ***Chairman of the Board of Directors***

Period: ***2006 - up to now***
Organization: ***Closed Joint-Stock Company "ATS"***
Position: ***Member of the Board of Directors***

Interest in the legal (charter) capital of the issuer: ***no interest***
Percentage of the ordinary shares of the issuer: ***no interest***
Number of the issuer's shares in each category that may be purchased by this individual through exercising options owned by him: ***No options issued by the Company***

Interest in daughter/affiliated companies of the issuer: ***no interest***
Ordinary shares fraction of the daughter/affiliated companies owned by the Issuer: ***no fractions***
Number of shares in each category of a daughter or affiliated company of the issuer that may be purchased by this individual through exercising options owned by him: ***No options issued***

Relative (in-law, blood, etc.) to any other person - member of the issuer's governing or supervisory bodies: ***no information available to the Company***

8) ***Dmitry A. Parkhomenko***
Born in: *1972*

Education: *Higher*

Positions held over the past five years:

Period: *2000 (June) – 2002 (September)*
Organization: ***Open Joint-Stock Company «Telecominvest»***
Position: ***lawyer***

Period: *2002 (September) - 2004(April)*
Organization: ***Ministry of Communication and Informatization of the RF.***
Position: ***Head of Legal Division, Head of Legal Department***

Period: *2004(April) - 2004(July)*
Organization: ***Ministry of Transport and Communication of the RF.***
Position: ***Deputy Director of Legal Department***

Period: *2004(July) - 2006(September)*
Organization: ***Ministry of Information Technologies and Communication of the RF.***
Position: ***Deputy Director of Legal Department***

Period: *2006(September) - 2006(October)*
Organization: ***Open Joint-Stock Company "Central Telecommunication Company"***
Position: ***Adviser to General Director***

Period: ***2006(November) – up to now***
Organization: ***Open Joint-Stock Company "Central Telecommunication Company"***
Position: ***Director on Legal Issues and Government Relations***

Period: ***2006 - present***
Organization: ***Open Joint-Stock Company "Central Telecommunication Company"***
Position: ***Member of the Management Board***

Interest in the legal (charter) capital of the issuer: ***no interest***
Percentage of the ordinary shares of the issuer: ***no interest***
Number of the issuer's shares in each category that may be purchased by this individual through exercising options owned by him: ***No options issued by the Company***

Interest in daughter/affiliated companies of the issuer: ***no interest***
Ordinary shares fraction of the daughter/affiliated companies owned by the Issuer: ***no fractions***
Number of shares in each category of a daughter or affiliated company of the issuer that may be purchased by this individual through exercising options owned by him: ***No options issued***

Relative (in-law, blood, etc.) to any other person - member of the issuer's governing or supervisory bodies: ***no information available to the Company***

5.3. Compensations, benefits, remunerations and/or reimbursement of expenses of each governing body of the issuer

Remuneration paid to members of the Issuer's Board of Directors:

Description	*Fiscal period - 2006 (RUR)*
Salary	0.00
Bonuses	0.00
Remuneration	11 593 982.40

Benefits and/or reimbursement of expenses	13 576.00
Other allowances	0.00
Total:	11 607 558.40

According to Article 7 Remunerations for the Board of Directors members and reimbursement of expenses related to their performance of duties of Regulations on the Board of Directors of OJSC CenterTelecom:

«7.1. Members of the Company's Board of Directors during their term in office shall be paid remunerations and reimbursed for expenses related to their performance of duties as the Board of Directors members.

7.2. Remunerations paid to members of the Board of Directors consist of annual and quarterly payments.

7.3. Quarterly remuneration to each member of the Board of Directors is set at RUR 200 000.

Remuneration payable to the Chairman of the Board of Directors is set using a multiplier of 1.5.

Remunerations payable to a member of the Board of Directors shall be reduced:

by 30% if the member attended in person less than half of the Board meetings held in the form of joint presence;

by 100% if the member attended less than half of the total number of the conducted Board meetings.

For the quarter in which elections of the Board members took place, remunerations to the Board member shall be paid pro rata to the actual time in office in the quarter in question.

7.4. Amount of annual remunerations for the whole Board of Directors is set as:

- a percentage of the Company's EBITDA according to financial statements under IAS for the reporting year;

- a percentage of the net profit of the Company for the reporting year allocated to dividend payments.

The annual remunerations shall be distributed between all members of the Board of Directors in equal portions.

The annual remuneration of a member of the Board of Directors shall be reduced by 50% if the member took part in less than half meetings of the Board held during the member's term in office.

7.5. The general meeting of shareholders at which the relevant Board of Directors is elected shall decide on the percentage of allocations to calculate the annual remuneration.

7.6. Annual remuneration shall be paid to a member of the board of Directors not later than 3 months after expiry of the term in office of the Board of Directors in question.

7.7. Members of the Board of Directors who are at the same time members of a committee of the Board of Directors shall be paid a bonus to the quarterly remuneration related to his/her serving as a member of the committee of the Board of Directors in the amount of RUR 40 000 (for serving on each committee), however a member of the Board of Directors cannot serve on more than 2 committees of the Board of Directors.

The Chairman of a Committee of the Board of Directors shall be paid the amount multiplied by 1.25.

7.8 Members of the Board of Directors are entitled to take part in option plans established by the Company.»

Remuneration paid to members of the Management Board:

Description	*Fiscal period - 2006 (RUR)*
Salary	41 419 803.80
Bonuses	5 669 894.77
Remuneration	6 161 892.74
Benefits and/or reimbursement of expenses	0.00
Other allowances	0.00
Total	53 251 591.31

Income of members of the Management Board are their salaries earned as staff members of the

Company and remuneration payable according to a decision of the Company's Board of Directors pursuant to the Regulations on the Management Board.

According to Article 6 Remunerations for the Management Board members and reimbursement of expenses related to their performance of duties of Regulations on the Management Board of JSC CenterTelecom:

«6.1 Members of the Company's Management Board during their term in office shall be paid remunerations and reimbursed for expenses related to their performance of duties as the Management Board members.

6.2. Amount and procedure of remuneration determination and its distribution among the members of the Management Board are made by the decision of the Company's Board of Directors.

6.3. Members of the Management Board have the right to participate in options programs implemented by the Company.»

5.4. Structure and powers of the issuer's bodies for control and supervision over financial and business activities

In order to supervise financial and economic activity an internal audit commission and a special structural subdivision implementing internal supervision shall be created within the Company and an independent auditor shall be engaged.

The Internal Audit Commission is an independent supervisory body of the Company. Its seven members shall be elected at the annual General Meeting of Shareholders for the period up to the next annual General Meeting of Shareholders.

The authority of individual members or the all members of the internal audit commission may be terminated early by a resolution of the General Meeting of Shareholders.

In the event of early termination of the authority of members of the internal audit commission the authority of the new members of the internal audit commission shall remain in effect until the next annual General Meeting of Shareholders.

In the event that the number of members of the internal audit commission falls below half the number of elected members of the internal audit commission the Board of Directors must convene an extraordinary General Meeting of Shareholders to elect a new internal audit commission. The remaining members of the internal audit commission shall perform their functions until the new internal audit commission is elected at the extraordinary General Meeting of Shareholders.

According to Article 18 of the Charter of OJSC «CenterTelecom» the following matters are referred to the authority of the internal audit commission:

verifying the accuracy of data in reports and other financial documents of the Company;

discovering breaches of procedures established by legal acts of the Russian Federation on maintaining accounts and presenting financial reports;

verifying the compliance with legal norms of the calculation and payment of taxes;

discovering infringements of legal acts of the Russian Federation in accordance with which the Company conducts its financial and economic activity;

assessing the economic feasibility of the Company's financial and economic operations.

The internal audit commission shall review the Company's financial and economic activity based on the Company's results for the year.

The Company's financial and economic activity shall also be reviewed:

- at the initiative of the Company's Internal Audit Commission;
- pursuant to a resolution of the Company's General Meeting of Shareholders;
- pursuant to a resolution of the Company's Board of Directors;
- pursuant to a request of a shareholder (shareholders) of the Company holding a total of at least 10 percent of voting shares in the Company in respect of all matters within the authority of the General Meeting of Shareholders on the date that the request is presented.

Working procedures for the internal audit commission and the amount and procedure for payment of the fees of members of the internal audit commission shall be determined in the Regulation On the Internal Audit Commission of the Company, to be approved by the General Meeting of Shareholders.

In order to verify and confirm the accuracy of the annual financial reports the Company shall each year engage a professional auditor, independent from any material interests connected with the Company or its shareholders.

The auditor shall audit the Company's financial and economic activities in accordance with legal acts of the Russian Federation on the basis of an agreement entered into with it.

The General Meeting of Shareholders shall approve the Company's auditor. The terms of the agreement to be entered into with the auditor, including the amount of fees payable for its services, shall be approved by the Company's Board of Directors.

The Company's activity must be audited at any time pursuant to a request of a shareholder with a total interest in the charter capital of 10 percent or more. Shareholders initiating an audit review shall submit to the Board of Directors a written request indicating the grounds of such request, the name of the shareholders and the quantity and category (type) of shares belonging to such shareholders and bearing the signature of the shareholder or its authorized representative. If the demand is signed by an authorized representative a copy of the power of attorney must be attached to it.

In order to ensure permanent internal supervision over performance of all economic operations a special structural subdivision shall be established within the Company that will be independent of the Company's executive bodies. The activity of such subdivision shall be under supervision of the Company's Board of Directors.

The functions of such structural subdivision, the procedure for performance of its activities and the procedure for appointing employees, requirements with respect to such employees shall be determined by an internal document approved by the Company's Board of Directors.

The Internal Audit Department was set up in JSC CenterTelecom's General Directorate in 2003. There are two units in the department: the audit unit and methodology and risk unit, totaling 8 employees. The Director of the Internal Audit Department is A.Ye.Kopyev. All members have higher education professional (in economics) education, and six are certified auditors. Alongside with the department internal audit units totaling 36 employees are set up in 14 subsidiaries.

The Department of Internal Audit of the General Directorate reports to the Board of Directors and according to the Regulations shall annually submit a report on the department activities.

Main functions of the department include regular verification of compliance of business and financial operations of the Company, its subsidiaries and structural units with the Company interests; protection of the Company's assets: independent assessment and analysis of the financial position of Company as a whole and its subsidiaries and structural units; regular control over compliance of the Company and its subsidiaries and structural units with statutory and other legal acts (including internal regulations) regulating their activities, and with resolutions of General meetings of Shareholders, the Board of Directors, sole person and collective executive bodies of the Company; consulting on issues of financial and tax legislation; working with external auditors, tax and other controlling authorities.

During the year there were organized and carried out integrated check of the financial and business and operational and technical activities of the Ryazan and Belgorod branches. Specialists from the Department of Internal Audit, internal audit divisions of the branches, General Directorate and the Company's branches took part in the check. The program of checks of subsidiaries included main types of activities and principal directions in accordance with the recommendations of the Board of Directors.

The Internal Audit Department conducted following activities:

- audit of the Tver branch;
- audit of the Moscow branch structural division – Material Support Service.

Experts from the Internal Audit Department participated in the integrated check of the Moscow subsidiary structural division – Lyuberetsky Communication Node.

The department controls the activities of the Company subsidiaries. Experts of the internal Audit Department participated in the check of CJSC «Telecom» of the Ryazan region, OJSC «Russian Telecommunication Network», CJSC «TverTelecom», CJSC ATS, CJSC «Teleport Ivanovo», «Telecom-Stroy» LLC, «Telecom-Terminal» LLC, CJSC «OskolTelecom».

In order to enhance the process of internal audit and increase efficiency of internal control the Department worked out and the Company's Management Board approved «Regulations on cooperation of the Internal Audit Department with the services (sectors) of internal audit of the OJSC «CenterTelecom» subsidiaries.

Internal Audit Department develops suggestions on elimination of breaches and reduction of risks found during checks, conducts permanent monitoring of their execution, assesses effectiveness of the control procedures.

The Department employees are the members of the inventory commissions.

In order to increase level of proficiency of the Internal Audit Department experts the seminar for the subsidiaries Internal Audit Department employees was organized in January 2006. Three employees of the Department did professional training «Theory and Practice of Taxation» and successfully passed the qualification exams.

The Department was preparing materials for consideration of the Company's Management Board and reporting to the Audit Committee and the Board of Directors.

Internal document of the Issuer establishing the rules for prevention of insider information usage:

The internal document establishing rules for prevention of insider information usage was adopted by the Order of General Director of OJSC "CenterTelecom" № 322 dated July 6, 2001: ***Regulations on ensuring protection of proprietory and confidential information in OJSC «CenterTelecom»***:

Regulations on the procedure of usage of information about OJSC «CenterTelecom» activities, its securities and deals with them, which is not public and unauthorized usage or disclosure of it may significantly affect the market price of OJSC «CenterTelecom» securities, approved by the Company's Board of Directors on 29.06.2005, Minutes № 36.

These documents are available at the following web site:

http://www.centertelecom.ru/ru/investor/internaldocs/polojenie/.

5.5. Information on individuals serving in the bodies controlling and supervising financial and business operations of the Company

Audit Commission of OJSC «CenterTelecom»

1) ***Mr. Stanislav P. Avdiyants***
Born in ***1946***
Education: ***Higher***

Positions held over the past five years:

Period: ***2001 – up to now***
Organization: ***Open Joint-Stock Company Investistitsionnaya Kompania Svyazi***
Position: ***executive Director – Director of Economic and Tariff Policy***

Period: ***2001 - 2002***
Organization: ***Open Joint-Stock Company "Svyazinform" of the Chuvash Republic***
Position: ***Chairman of the Board of Directors***

Period: ***2001 - 2002***
Organization: ***Open Joint-Stock Company "Electrosvyaz" of the Kostroma region***
Position: ***Chairman of the Board of Directors***

Period: *2001 - 2002*
Organization: ***Open Joint-Stock Company for Long-Distance and International Telecommunications Rostelecom***
Position: ***Member of the Board of Directors***

Period: *2003 - 2006*
Organization: ***Open Joint-Stock Company for Long-Distance and International Telecommunications Rostelecom***
Position: ***Member of the Board of Directors***

Period: *2001 - 2003*
Organization: ***Open Joint-Stock Company "Kostroma Metropolitan Telephone Network"***
Position: ***Member of the Board of Directors***

Period: *2001 - 2002*
Organization: ***Open Joint-Stock Company "Magadansvyazinform "***
Position: ***Chairman of the Board of Directors***

Period: *2002 - 2003*
Organization: ***Open Joint-Stock Company "Central Telegraph"***
Position: ***Member of the Board of Directors***

Period: *2003 – 2005*
Organization: ***Open Joint-Stock Company «Central Telecommunication Company»***
Position: ***Member of the Board of Directors***

Period: *2003 – 2005*
Organization: ***Open Joint-Stock Company «Southern Telecommunication Company»***
Position: ***Member of the Board of Directors***

Interest in the legal (charter) capital of the issuer: ***no***
Percentage of ordinary shares of the issuer owned by the person: ***no***
Number of the issuer's shares in each category that may be purchased by this individual through exercising options owned by him: ***No options issued by the Company***
Interest in daughter/affiliated companies of the issuer: ***no***
Percentage of ordinary shares of the daughter/affiliated companies of the issuer: ***no***
Number of shares in each category of a daughter or affiliated company of the issuer that may be purchased by this individual through exercising options owned by him: ***No options issued.***
Relations (in-law, family, etc.) of the member of the issuer's body for control of its financial and business operations to other members of such bodies, members of the Board of Directors, the collective executive body and the person, performing the duties of the sole person executive body of the issuer: ***no information available to the Company.***

2) Ms. Valintina F. Veremyanina
Born in: *1966*
Education: Higher

Positions held over the past five years:

Period: *2001-2003*
Organization: ***Open Joint-Stock Company «Bank «Menatep Saint-Petersburg», Voronezh***
Position: ***Legal Adviser***

Period: *2003-2003*
Organization: ***Open Joint-Stock Company «RTK-Leasing»***
Position: ***Deputy Head of Legal Division***

Period: *2003-2004*
Organization: ***Open Joint-Stock Company «RTK-Leasing»***
Position: ***Head of Legal Division***

Period: ***2004 - 2005***
Organization: ***Open Joint-Stock Company Investistitsionnaya Kompania Svyazi***
Position: ***Head of Division under Legal Department***

Period: ***2005 - up to now***
Organization: ***Open Joint-Stock Company Investistitsionnaya Kompania Svyazi***
Position: ***Deputy Director of Legal Department***

Period: ***2005***
Organization: ***Open Joint-Stock Company «Information Technologies of Communication»***
Position: ***Chairman of the Board of Directors***

Period: ***2005 - up to now***
Organization: ***Open Joint-Stock Company «Southern Telecommunication Company»***
Position: ***Member of the Board of Directors***

Period: ***2005 – up to now***
Organization: ***Open Joint-Stock Company "Central Telecommunication Company"***
Position: ***Member of the Audit Commission***

Interest in the legal (charter) capital of the issuer: ***no***
Percentage of ordinary shares of the issuer owned by the person: ***no***
Number of the issuer's shares in each category that may be purchased by this individual through exercising options owned by him: ***No options issued by the Company***
Interest in daughter/affiliated companies of the issuer: ***no***
Percentage of ordinary shares of the daughter/affiliated companies of the issuer: ***no***
Number of shares in each category of a daughter or affiliated company of the issuer that may be purchased by this individual through exercising options owned by him: ***No options issued.***
Relations (in-law, family, etc.) of the member of the issuer's body for control of its financial and business operations to other members of such bodies, members of the Board of Directors, the collective executive body and the person, performing the duties of the sole person executive body of the issuer: ***no information available to the Company***

3) ***Ms. Elena P. Degtyareva***
Born in ***1964***
Education: ***Higher***

Positions held over the past five years:

Period: ***2000 -2005***
Organization: ***Open Joint-Stock Company Investistitsionnaya Kompania Svyazi***
Position: ***Leading Engineer of Operation Division under Electric Communication Department***

Period: ***2005 – up to now***
Organization: ***Open Joint-Stock Company Investistitsionnaya Kompania Svyazi***
Position: ***Senior Expert of Development Division under Electric Communication Department***

Period: ***2002 – 2003***
Organization: ***Open Joint-Stock Company "Nizhegorodsvyazinform"***
Position: ***Member of the Audit Commission***

Period: *2003 - 2004*
Organization: ***Open Joint-Stock Company "V.I. Kuzyminov Stavtelecom"***
Position: ***Member of the Board of Directors***

Period: *2004 – 2005*
Organization: ***Open Joint-Stock Company "VolgaTelecom"***
Position: ***Member of the Audit Commission***

Interest in the legal (charter) capital of the issuer: ***no***
Percentage of ordinary shares of the issuer owned by the person: ***no***
Number of the issuer's shares in each category that may be purchased by this individual through exercising options owned by him: ***No options issued by the Company***
Interest in daughter/affiliated companies of the issuer: ***no***
Percentage of ordinary shares of the daughter/affiliated companies of the issuer: ***no***
Number of shares in each category of a daughter or affiliated company of the issuer that may be purchased by this individual through exercising options owned by him: ***No options issued.***
Relations (in-law, family, etc.) of the member of the issuer's body for control of its financial and business operations to other members of such bodies, members of the Board of Directors, the collective executive body and the person, performing the duties of the sole person executive body of the issuer: ***no information available to the Company***

4) ***Ms. Olga G. Koroleva***
Born in ***1950***
Education: ***Higher***

Positions held over the past five years:

Period: ***2001 -2003***
Organization: ***Open Joint-Stock Company Investistitsionnaya Kompania Svyazi***
Position: ***Head of Methodology Division under Accounting Department***

Period: ***2003 - 2005***
Organization: ***Open Joint-Stock Company Investistitsionnaya Kompania Svyazi***
Position: ***Deputy Chief Accountant***

Period: ***2005 – up to now***
Organization: ***Open Joint-Stock Company Investistitsionnaya Kompania Svyazi***
Position: ***Chief Accountant***

Period: ***2003 - 2004***
Organization: ***Closed Joint-Stock Company "Vladimir–Teleservice"***
Position: ***Member of the Audit Commission***

Period: ***2003 - 2004***
Organization: ***Closed Joint-Stock Company "Nizhegorodsvyazinform"***
Position: ***Member of the Audit Commission***

Period: ***2005 - 2006***
Organization: ***Open Joint-Stock Company "Giprosvyaz"***
Position: ***Chairman of the Audit Commission***

Period: ***2005 - 2006***
Organization: ***Open Joint-Stock Company "Uralsvyazinform"***
Position: ***Chairman of the Audit Commission***

Period: *2005 – up to now*
Organization: *Open Joint-Stock Company "Central Telegraph"*
Position*: Chairman of the Audit Commission*

Period: *2005 – up to now*
Organization: *Open Joint-Stock Company "VolgaTelecom"*
Position*: Chairman of the Audit Commission*

Period: *2005 – up to now*
Organization: *Open Joint-Stock Company "Dalsvyaz"*
Position*: Chairman of the Audit Commission*

Period: *2005 - 2006*
Organization: *Closed Joint-Stock Company "MC NTT"*
Position*: Chairman of the Audit Commission*

Period: *2005 – 2005*
Organization: *Open Joint-Stock Company "AEROCOM"*
Position*: Chairman of the Audit Commission*

Period: *2006 – up to now*
Organization: *Open Joint-Stock Company "Uralsvyazinform"*
Position: *Member of the Board of Directors*

Period: *2006 – up to now*
Organization: *Open Joint-Stock Company for Long-Distance and International Telecommunications Rostelecom*
Position*: Chairman of the Audit Commission*

Period: *2006 – up to now*
Organization: *Open Joint-Stock Company "Sibirtelecom"*
Position*: Chairman of the Audit Commission*

Period: *2006 – up to now*
Organization: *Closed Joint-Stock Company "Baikalvestcom"*
Position*: Chairman of the Audit Commission*

Interest in the legal (charter) capital of the issuer: *no*
Percentage of ordinary shares of the issuer owned by the person: *no*
Number of the issuer's shares in each category that may be purchased by this individual through exercising options owned by him: *No options issued by the Company*
Interest in daughter/affiliated companies of the issuer: *no*
Percentage of ordinary shares of the daughter/affiliated companies of the issuer: *no*
Number of shares in each category of a daughter or affiliated company of the issuer that may be purchased by this individual through exercising options owned by him: *No options issued.*
Relations (in-law, family, etc.) of the member of the issuer's body for control of its financial and business operations to other members of such bodies, members of the Board of Directors, the collective executive body and the person, performing the duties of the sole person executive body of the issuer: *no information available to the Company*

5) *Mr. Sergei V. Podosinov*
Born in: *1971*
Education: *Higher*

Positions held over the past five years:

Period: *2001 – 2006 (January)*
Organization: ***Open Joint-Stock Company Investistitsionnaya Kompania Svyazi***
Position: ***Semior Expert of Internal Audit Division***

Period: *2006 (January) – up to now*
Organization: ***Open Joint-Stock Company Investistitsionnaya Kompania Svyazi***
Position: ***Head of Risl Control Methodology Division under Internal Audit Department***

Period: ***2003 – 2005***
Organization: ***Open Joint-Stock Company "Uralsvyazinform"***
Position: ***Member of the Audit Commission***

Period: ***2003 – 2005***
Organization: ***Open Joint-Stock Company "Sibirtelecom"***
Position: ***Member of the Audit Commission***

Period: ***2003 – 2004***
Organization: ***Closed Joint-Stock Company "Volgograd Cellular Communication"***
Position: ***Member of the Audit Commission***

Period: ***2003 – 2004***
Organization: ***Closed Joint-Stock Company "Saratov - Mobile"***
Position: ***Member of the Audit Commission***

Period: ***2003 – 2005***
Organization: ***Closed Joint-Stock Company "Narodny Telephone Saratov"***
Position: ***Member of the Audit Commission***

Period: ***2003 –2004***
Organization: ***Closed Joint-Stock Company "Ulyanovsk - GSM"***
Position: ***Member of the Audit Commission***

Period: ***2003 –2005***
Organization: ***Open Joint-Stock Company "Stavtelecom"***
Position: ***Member of the Audit Commission***

Period: ***2003 – 2004***
Organization: ***Closed Joint-Stock Company "Astrakhan - Mobile"***
Position: ***Member of the Audit Commission***

Period: ***2003 –2004***
Organization: ***Closed Joint-Stock Company "Stek GSM"***
Position: ***Member of the Audit Commission***

Period: ***2003 – 2004***
Organization: ***Closed Joint-Stock Company "Digital Network and Telecommunication Systems"***
Position: ***Member of the Audit Commission***

Period: ***2003 – 2004***
Organization: ***Closed Joint-Stock Company "Baikalvestcom"***
Position: ***Member of the Audit Commission***

Interest in the legal (charter) capital of the issuer: ***no***
Percentage of ordinary shares of the issuer owned by the person: ***no***

Number of the issuer's shares in each category that may be purchased by this individual through exercising options owned by him: ***No options issued by the Company***
Interest in daughter/affiliated companies of the issuer: ***no***
Percentage of ordinary shares of the daughter/affiliated companies of the issuer: ***no***
Number of shares in each category of a daughter or affiliated company of the issuer that may be purchased by this individual through exercising options owned by him: ***No options issued.***
Relations (in-law, family, etc.) of the member of the issuer's body for control of its financial and business operations to other members of such bodies, members of the Board of Directors, the collective executive body and the person, performing the duties of the sole person executive body of the issuer: ***no information available to the Company***

6) ***Mr. Ilya V. Ponomarev***
Born in: ***1970***
Education: ***Higher***

Positions held over the past five years:
Period: ***2001***
Organization: ***Closed Joint-Stock Company "Investment House «Stena»***
Position: ***Head of Division***

Period:***2001-2002***
Organization: ***Open Joint-Stock Company Investistitsionnaya Kompania Svyazi***
Position: ***Deputy Head of Division under Economic and Tariff Policy Department***

Period: ***2003 - 2005***
Organization: ***Open Joint-Stock Company Investistitsionnaya Kompania Svyazi***
Position: ***Head of Division under Economic Planning and Budgeting Department***

Period: ***2005 – up to now***
Organization: ***Open Joint-Stock Company Investistitsionnaya Kompania Svyazi***
Position: ***Deputy Director of Economic Planning and Budgeting Department***

Period: ***2005 – 2006***
Organization: ***Open Joint-Stock Company "Sibirtelecom "***
Position: ***Member of the Audit Commission***

Period: ***2005 – up to now***
Organization: ***Open Joint-Stock Company "Central Telecommunication Company"***
Position: ***Member of the Audit Commission***

Period: ***2006 – up to now***
Organization: ***Central Telegraph Open Joint-Stock Company***
Position: ***Member of the Board of Directors***

Interest in the legal (charter) capital of the issuer: ***no***
Percentage of ordinary shares of the issuer owned by the person: ***no***
Number of the issuer's shares in each category that may be purchased by this individual through exercising options owned by him: ***No options issued by the Company***
Interest in daughter/affiliated companies of the issuer: ***no***
Percentage of ordinary shares of the daughter/affiliated companies of the issuer: ***no***
Number of shares in each category of a daughter or affiliated company of the issuer that may be purchased by this individual through exercising options owned by him: ***No options issued.***
Relations (in-law, family, etc.) of the member of the issuer's body for control of its financial and business operations to other members of such bodies, members of the Board of Directors, the

collective executive body and the person, performing the duties of the sole person executive body of the issuer: ***no information available to the Company***

7) ***Mr. Ivan V. Topolya***
Born in: ***1981***
Education: ***Higher***

Positions held over the past five years:

Period: ***2000 – 2001***
Organization: ***«Center of Account Monitoring and Audit» LLC***
Position: ***Accountant***

Period: ***2002 – 2004***
Organization: ***representative office of «LUKOIL Overseas Service Ltd»***
Position: ***II category accountant***

Period: ***2004 – 2005***
Organization – ***Open Joint-Stock Company Investistitsionnaya Kompania Svyazi***
Position: ***Senior Expert of Accounting Department***

Period: ***2005 – up to now***
Organization – ***Open Joint-Stock Company Investistitsionnaya Kompania Svyazi***
Position: ***Deputy Head of Methodology Division under Accounting Department***

Period: ***2005 – 2006***
Organization: ***Open Joint-Stock Company «Dagsvyazinform»***
Position: ***Chairman of the Audit Commission***

Period: ***2005 – 2006***
Organization: ***«TverTelecom» LLC***
Position: ***Member of the Audit Commission***

Period: ***2005-2006***
Organization: ***«Nizhegorodsky Teleservice» LLC***
Position: ***Member of the Audit Commission***

Period: ***2006- up to now***
Organization: ***Open Joint-Stock Company «North-Western Telecom»***
Position: ***Member of the Audit Commission***

Period: ***2006- up to now***
Organization: ***Open Joint-Stock Company "Central Telecommunication Company"***
Position: ***Member of the Audit Commission***

Period: ***2006- up to now***
Organization: ***Open Joint-Stock Company «TATINCOM-T»***
Position: ***Member of the Audit Commission***

Interest in the legal (charter) capital of the issuer: ***no***
Percentage of ordinary shares of the issuer owned by the person: ***no***
Number of the issuer's shares in each category that may be purchased by this individual through exercising options owned by him: ***No options issued by the Company***
Interest in daughter/affiliated companies of the issuer: ***no***
Percentage of ordinary shares of the daughter/affiliated companies of the issuer: ***no***

Number of shares in each category of a daughter or affiliated company of the issuer that may be purchased by this individual through exercising options owned by him: ***No options issued.***
Relations (in-law, family, etc.) of the member of the issuer's body for control of its financial and business operations to other members of such bodies, members of the Board of Directors, the collective executive body and the person, performing the duties of the sole person executive body of the issuer: ***no information available to the Company***

Internal Audit Department

Mr. Aleksei Ye. Kopyev – Director of Department
Born in:
Education: ***Higher***

Positions held over the past five years:

Period: ***2000-2002***
Organization: ***«Arkon TML» LLC***
Position: ***Marketing Director***

Period: ***2003-2006***
Organization: ***Open Joint-Stock Company Investistitsionnaya Kompania Svyazi***
Position: ***Senior Expert of Internal Audit of Dependent Companies Division, Senior Expert of Dependent Companies Audits Organization***

Period: ***2004-2005***
Organization: ***Open Joint-Stock Company "Central Telecommunication Company"***
Position: ***Member of the Audit Commission***

Period: ***2004-2005***
Organization: ***Open Joint-Stock Company «North-Western Telecom»***
Position: ***Member of the Audit Commission***

Period: ***2004-2005***
Organization: ***Dagestan Open Joint-Stock Company of Communication and Informatics (OJSC «Dagsvyazinform»)***
Position: ***Chairman of the Audit Commission***

Period: ***2004-2005***
Organization: ***CJSC «Telecom-Alaniya»***
Position: ***Member of the Audit Commission***

Period: ***2004-2005***
Organization: ***CJSC «CTS of the Mosocw region»***
Position: ***Chairman of the Audit Commission***

Period: ***2004-2005***
Organization: ***CJSC «Stak GSM»***
Position: ***Chairman of the Audit Commission***

Period: ***2004-2005***
Organization: ***«Uralcom» LLC***
Position: ***Chairman of the Audit Commission***

Period: ***May 2006 – up to now***
Organization: ***Open Joint-Stock Company "Central Telecommunication Company"***
Position: ***Director of Internal Audit Department***

Interest in the legal (charter) capital of the issuer: ***no***
Percentage of ordinary shares of the issuer owned by the person: ***no***
Number of the issuer's shares in each category that may be purchased by this individual through exercising options owned by him: ***No options issued by the Company***
Interest in daughter/affiliated companies of the issuer: ***no***
Percentage of ordinary shares of the daughter/affiliated companies of the issuer: ***no***
Number of shares in each category of a daughter or affiliated company of the issuer that may be purchased by this individual through exercising options owned by him: ***No options issued.***
Relations (in-law, family, etc.) of the member of the issuer's body for control of its financial and business operations to other members of such bodies, members of the Board of Directors, the collective executive body and the person, performing the duties of the sole person executive body of the issuer: ***no information available to the Company.***

5.6. Remunerations, benefits and/or reimbursement of expenses of the body supervising financial and business activities of the issuer

Remunerations paid to members of the audit commission:

Description	*Fiscal period - 2006 (RUR)*
Salary	122 646.49
Bonuses	26 249.00
Remuneration	4 379 010.99
Benefits and/or reimbursement of expenses	0.00
Other allowances	0.00
Total	4 527 906.48

The Charter of OJSC CenterTelecom specifies that the amount and payment procedure of the remunerations payable to the members of the Internal Audit Commission are set forth by Regulations on the Audit Commission of the Company, approved by a general meeting of shareholders.

The said Regulations in Article 7.4 specify that a member of the Audit Commission shall be paid quarterly remunerations equal to RUR 150 000 to each member in his/her period of serving on the commission.

The Chairman of the Audit Commission shall be paid the remuneration multiplied by a factor of 1.3.

For the quarter in which elections of the Audit Commission were held remunerations to the members of the Audit Commission are paid pro rata the period served in the quarter.»

Remunerations paid to employees of the Internal Audit Department:

Description	*Fiscal period - 2006 (RUR)*
Salary	5 461 648.00
Bonuses	1 446 434.01
Remuneration	0.00
Benefits and/or reimbursement of expenses	0.00
Other allowances	0.00
Total	6 908 082.01

5.7. Workforce and general information on the issuer's employees and workforce variations

No information for the fourth quarter shall be provided.

5.8. Information regarding any issuer's obligations to employees (workforce) related to a possibility of their participation in the legal (contributed) capital (unit fund) of the issuer
No obligations to employees.

VI. Information regarding shareholders of the issuer, and related (interested) party deals closed by the issuer

6.1. Data on the total number of the issuer's shareholders (members)

Total number of the issuer's shareholders as at the reporting period end – **25 742**
of which nominal holders of the issuer's shares - **30**

6.2. Data on shareholders (participants) of the issuer owning at least 5% of its legal (contributed) capital (unit fund) or at least 5% of its ordinary shares, and data on participants (shareholders) of such holders, owning at least 20% of its legal (contributed) capital (unit fund) or at least 20% of ordinary shares of such a holder

1) Full name of the shareholder: ***Open Joint-Stock Company Investitsionnaya Kompania Svyazi***
Abbreviated name: ***OJSC Svyazinvest***
INN: ***7710158355***
Address: ***55 Plyuschikha Street, building 2, Moscow, 119121, Russia***
Interest in the legal (charter) capital of the issuer: ***38.02%***
Percentage of ordinary shares: ***50.69 %***
Shareholders (participants) owning at least 20% of the legal capital of the shareholder (participant) of the issuer:

a) Name of the shareholder: ***Russian Federation represented by the Federal Agencyon Federal Property Management***
Address: ***9 Nikolski Per., Moscow, Russia***
Interest in the legal capital of the issuer's shareholder (participant): ***75 % - 1***
Percentage of ordinary shares of the shareholder (participant) of the issuer: ***75%-1***
Interest in the legal (charter) capital of the issuer: ***0.004040 %***
Percentage of ordinary shares: ***0.003802 %***

б) ***(nominal holder)***
Name:***«Deutsche Bank» LLC***
Address: ***4 Shchepkina Str., Moscow, 129090***
Interest in the legal capital of the issuer's shareholder: ***25 % + 1***
Percentage of ordinary shares of the shareholder of the issuer: ***25 % + 1***
Interest in the legal (charter) capital of the issuer: ***0 %***
Percentage of ordinary shares: ***0 %***

2) Full name of the shareholder: ***Specialized state body established by the government - Russian Federal Property Fund***
TIN: ***7704097841***
Address: ***9 Leninski Prospect, Moscow, 119049, Russia***
Interest in the legal (charter) capital of the issuer: ***7.19%***
Percentage of ordinary shares: ***9.59%***
Shareholders (participants) owning at least 20% of the legal capital of the shareholder (participant) of the issuer: ***no such persons***

3) ***nominal holder)***
Full name of the shareholder: ***Closed Joint-Stock Company Depositary Clearing Company***

Abbreviated name: *ZAO DCC*
Address: ***31 Shabolovka Street, Building B, Moscow, 115162, Russia***
Tel.: *+7 **(495) 956-09-99*** Fax: *+7 **(495) 232-68-04***
e-mail: dcc@dc.ru
License of a professional participant in the securities market:
- Number:***177-06236-000100***
- Issue date: ***October 09, 2002***
- Valid till: ***unlimited term of validity***
- The body which issued the license: ***Federal Commission for Securities Market (FCSM)***

Number of ordinary shares: ***130 073 190***
Interest in the legal (charter) capital of the issuer: ***11,06%***
Percentage of ordinary shares of the issuer: ***8,24%***

4) ***nominal holder)***
Full name of the shareholder: ***Closed Joint-Stock Company Commercial Bank "CITYBANK"***
Abbreviated name: ***ZAO «CITYBANK»***
Address: ***8-10 Galesheka Street, Moscow, 125047, Russia***
Tel.: *+7 **(495)725-67-36*** Fax: *+ 7 **(495)251-46-58***
e-mail: ***no information is available***
License of a professional participant in the securities market:
- Number:***177-02719-000100***
- Issue date: ***November 1, 2000***
- Valid till: ***unlimited term of validity***
- The body which issued the license: ***Federal Commission for Securities Market (FCSM)***

Number of ordinary shares: ***102 956 185***
Interest in the legal (charter) capital of the issuer: ***12,65%***
Percentage of ordinary shares of the issuer: ***6,52%***

5) ***(nominal holder)***
Full name of the shareholder: ***Closed Joint-Stock Company BRUNSWICK UBS NOMINEES***
Abbreviated name: ***ZAO BRUNSWICK UBS NOMINEES***
Address: ***2/2 Paveletskaya Square, Moscow, 115054, Russia***
Tel.: *+7 **(495) 258-52-00*** Fax: *+7 **(495) 725-41-70***
e-mail: **Russia@ubs.com**
License of a professional participant in the securities market:
- Number:***177-04885-000100***
- Issue date: ***March 13, 2001***
- Valid till: ***unlimited term of validity***
- The body which issued the license: ***Federal Commission for Securities Market (FCSM)***

Number of ordinary shares: ***67 930 098***
Interest in the legal (charter) capital of the issuer: ***7,98 %***
Percentage of ordinary shares of the issuer: ***4,30 %***

6) ***(nominal holder)***
Full name of the shareholder: ***"ING Bank (EURASIA) ZAO" (Closed Joint-Stock Company)***
Abbreviated name: *ING Bank (EURASIA)*
Address: *36 **Krasnoproletarskaya, Moscow, 127473***
Tel.: *+7 **(495)755-54-00*** Fax: *+7 **(495)755-54-99***
e-mail: ***Natalia.Sidorova@ingbank.com***
License of a professional participant in the securities market:
- Number: ***177-03728-000100***
- Issue date: ***December 7, 2000***
- Valid till: ***unlimited term of validity***
- The body which issued the license: ***Federal Commission for Securities Market (FCSM)***

Number of ordinary shares: ***98 771 540***
Interest in the legal (charter) capital of the issuer: ***5,66 %***
Percentage of ordinary shares of the issuer: ***6,26 %***

6.3. Information on government or municipal interest in the charter (contributed) capital (unit) fund of the issuer, existence of a special right ("golden share")

№	Full corporate name	Location	Interest in the charter capital of the issuer
1.	Specialized State Body under the RF Government - Russian Federal Property Fund	9 Leninski Prospect, Moscow, 119049, Russia	7,193740 %
2.	Property Management Committee of Kaluga city	8 Saltykova-Schedrina Street, Kaluga, 248002, Russia	0,000106 %
3.	Russian Federation represented by the Federal Agencyon Federal Property Management	9 Nikolski Per., Moscow, 103685, Russia	0,004040 %

Special rights of the Russian Federation, constituent entities of the same, municipal entities for governing of the issuer: ***no***

6.4. Information regarding restrictions on owning interest in the legal (contribution) capital (unit fund) of the issuer

There are no restrictions related to the number of shares owned by a shareholder, and/or their total nominal value, and/or maximum number of votes provided to one shareholder in the Issuer's Charter.

No restrictions related to the share of foreign individuals and entities in the Charter capital of the Issuer are set by the RF legislation or other statutory legal acts of the Russian Federation.

There are no other restrictions related to owning interest in the legal(contribution) capital (unit fund) of the issuer.

6.5. Information regarding changes in the ownership (shareholders-participants and their interests) of issuer affecting holders of at least 5 percent of its legal (contributed) capital (unit fund) or at least 5 percent of its ordinary shares

№	full and abbreviated corporate names (for a not-for-profit organization – name) of a legal entity or surname, given names of a natural person	interest of the person in the legal (contributed) capital (unit fund) of the issuer	percentage of the issuer ordinary shares owned by the said person
Record date (compiling the list of persons entitled to take part in the general meeting of shareholders of the issuer): **April 16, 2001**			
1.	Russian Federal Property Fund	22 %	27,4 %
2.	Open Joint-Stock Company Investitsionnaya Kompania Svyazi, OJSC Svyazinvest	38 %	52,05 %
3.	PROTSVETANIE HOLDINGS LIMITED	6,66 %	1,51 %
4.	DCL-KF Corporation	5,58 %	2,39 %
Record date (compiling the list of persons entitled to take part in the general meeting of shareholders of the issuer): **January 7, 2002**			

1.	Russian Federal Property Fund	22 %	27,4 %
2.	Open Joint-Stock Company Investitsionnaya Kompania Svyazi, OJSC Svyazinvest	38 %	52,05 %
3.	PROTSVETANIE HOLDINGS LIMITED	6,66 %	1,51 %
4.	DCL-KF Corporation	5,58 %	2,39 %
Record date (compiling the list of persons entitled to take part in the general meeting of shareholders of the issuer): **April 18, 2002**			
1.	Russian Federal Property Fund	22 %	27,4 %
2.	Open Joint-Stock Company Investitsionnaya Kompania Svyazi, OJSC Svyazinvest	38 %	52,05 %
3.	PROTSVETANIE HOLDINGS LIMITED	5,93 %	0,51 %
4.	DCL-KF Corporation	5,58 %	2,39 %
Record date (compiling the list of persons entitled to take part in the general meeting of shareholders of the issuer): **December 17, 2002**			
1.	Russian Federal Property Fund	7,19 %	8,88%
2.	Open Joint-Stock Company Investitsionnaya Kompania Svyazi, OJSC Svyazinvest	38,02 %	51,09 %
Record date (compiling the list of persons entitled to take part in the general meeting of shareholders of the issuer): **May 5, 2003**			
1.	Russian Federal Property Fund	7,19 %	8,88 %
2.	Open Joint-Stock Company Investitsionnaya Kompania Svyazi, OJSC Svyazinvest	38,02 %	51,09 %
Record date (compiling the list of persons entitled to take part in the general meeting of shareholders of the issuer): **April 23, 2004**			
1.	Specialized State Body under the RF Government - Russian Federal Property Fund	7,19 %	9,59 %
2.	Open Joint-Stock Company Investitsionnaya Kompania Svyazi	38,02 %	50,69 %
3.	PROTSVETANIE HOLDINGS LIMITED	5,10 %	2,15 %
Record date (compiling the list of persons entitled to take part in the general meeting of shareholders of the issuer): **May 13, 2005**			
1.	Specialized state body established by the government - Russian Federal Property Fund	7,19 %	9,59 %
2.	Open Joint-Stock Company Investitsionnaya Kompania Svyazi	38,02 %	50,69 %
Record date (compiling the list of persons entitled to take part in the general meeting of shareholders of the issuer): **May 12, 2006**			
1.	Specialized state body established by the government - Russian Federal Property Fund	7,19 %	9,59 %
2.	Open Joint-Stock Company Investitsionnaya Kompania Svyazi	38,02 %	50,69 %

6.6. Information regarding transactions concluded by the issuer where self-interest existed (related party deals)

In the reporting quarter the issuer concluded 19 transactions, where self-interest existed.

Total value of the closed related party deals is: 28 633 688.28 rubles. All transactions were approved by the Company's Board of Directors

There were no transactions (several related transactions) valued at over 5% of the book-value of the issuer's assets.

There were no transactions (several related transactions), where self-interest existed and approval of which by the Board of Directors or General Meeting of Shareholders required in cases, when such approval was obligatory persuant to the RF legislation.

6.7. Accounts receivable

No information for the fourth quarter shall be provided.

VII. Accounting reports/financial statements of the issuer

7.1. Annual financial statements of the issuer

a) Annual financial statements of the Issuer for the last completed financial year (2005), compiled in correspondence with the requirements of the RF legislation is provided in the quarterly report of OJSC «CenterTelecom» for Q1 2006.

б) The Issuer doesn't have non-consolidated annual financial statements compiled in correspondence with the IAS or GAAP of the USA.

7.2 Quarterly financial statements of the issuer for the last ended reporting quarter

a) Quarterly financial statements of the Issuer compiled in correspondence with the requirements of the RF legislation is not provided in this report.
б) The Issuer doesn't have non-consolidated quarterly financial statements compiled in correspondence with the IAS or GAAP of the USA.

7.3. Consolidated financial statements of the issuer for the last full fiscal year

List of consolidated financial statements of the Issuer:
a) The Issuer doesn't compile consolidated financial statements in correspondence with the requirements of the RF legislation.
б) The consolidated financial statements of the Issuer for the last completed financial year (2006) **compiled in correspondence with the IAS**, including the Report of the independent auditors, is provided in quarterly report for Q2 2007.

7.4. Information about the accounting policy of the Issuer

The Accounting Policy of OJSC «Centerelecom» for 2006 was given in the Issuer's quarterly report for Q1 2006.
No changes were made in the Accounting Policy during the reporting period.

7.5. Total value of export and export share in the total sales volume

The Issuer doesn't conduct export of the products (goods, works, services).

7.6. Information on the value of the Issuer's real estate and the material changes in the Issuer's property that occurred after the date when the last completed financial year ended

Information about value of real estate (land plots, buildings, line and cable communication structures) as of 31.12.2006 will be provided after compilation of the Company's Annual Financial Statements.

Data on the real estate valuated by an independent valuer in the period from 01.01.2006 to 01.01.2007:

Information about real estate, which is owned or rented for long term by the issuer and was evaluated by the independent valuer for conclusion of deals within 12 months before the end of the reporting quarter:

№	Facility name	Valuation date (day/ month/year)	Assessed value (thousand rubles)
1	Non-residential building (historical and cultural site of local significance)	31.03.06	4218,64
2	Administrative building (historical and cultural site of local significance)	18.04.05; 21.06.05; 10.08.06	Evaluation as of 10.08.06 - 17 288,00
3	Group of buildings and facilities of «Stroitel» production base	26.05.06	24714,13
4	Two-room flat	22.06.06 15.08.06	Evaluation as of 15.08.06 - 256,9
5	Three-room flat	22.06.06 15.08.06	Evaluation as of 15.08.06 - 324,6
6	Part of the ATE-27 building (premises on the 1st and 2nd)	14.11.06	3525,42
7	Non-residential building (block-station) with equipment	30.10.06	293,39
8	Building of communication node	24.12.06	52,19
9	Flat	14.08.06	700,00
10	Public call office building	01.11.06	53220,00
11	Linear technical station building	01.11.06	43352,00
12	Three-room flat in dwelling house	01.11.06	126521,00
13	Building of radio center	01.11.06	5 635,00
14	New radio center	01.11.06	355 085,00
15	Radio center (linear-technical sector) with shed	01.11.06	110 276,00
16	UP building	12.07.06	249,15
17	Shed	12.07.06	61,02
18	Three-room flat	19.06.06	443,40
19	Non-residential building (garage)	10.07.06	43,22
20	Garage	14.09.06	282,49
21	Petrol supply depot	14.09.06	76,38
22	Warehouse	14.09.06	71,81
23	Garage	14.09.06	17,30
24	Production building	29.09.06	60,90
25	Production building	29.09.06	40,70
26	Building of service provision section and radio center	16.01.06 16.11.06	176,00 165,39

27	Fitter's production building	09.03.06	175,00
28	Non-residential building	17.03.06	538,18
29	Non-residential building	22.05.06	574,25
30	Building	22.05.06	1035,56
31	Building	22.05.06	169,45
32	Building	22.05.06	169,45
33	Building	22.05.06	170,60
34	Building	22.05.06	171,74
35	Annex to non-residential building	01.08.06	1319,00
36	One-room flat	24.07.06	245,44
37	Admnistrative building	03.08.06	1360,80
38	Annex to administrative building	03.08.06	114,28
39	Part of production building	04.09.06	3207,50
40	Two-room flat	28.06.06	70,60
41	Building of communication node	22.11.06	712,85
42	Detached house	09.10.06	415,74
43	Three-room flat	21.07.06	2197,00
44	Garage building for 9 cars	10.10.06	545,5
45	Administrative building	12.10.06	296,7

Information real estate, which was evaluated by the independent valuer and was disposed of as a result of the concluded deal (written off the balance sheet):

№	Facility name	Valuation date (day/ month/year)	Disposition date (day/ month/year)	Value as of Disposition Date		
				Balance-sheet value	Depreciated value	Assessed value
1	Wood-processing workshop, garage	15.06.05	Sale agreement signed dated 07.12.2005, state registration of lapse of right was conducted on 17.08.06.	1287,80	1072,20	1349,15
2	Garage building	14.04.05	11.01.06	357,90	161,80	347,00
3	Garage building	14.04.05	11.01.06	101,60	27,20	152,00
4	Boiler-room with back rooms	14.04.05	11.01.06	284,70	131,10	236,00
5	Gatehouse on the territory of the Altai-3M complex	14.04.05	11.01.06	82,90	38,10	133,00
6	Operations base	16.07.05	01.03.06	3 400,90	1 747,70	2 151,00
7	Radio center building	11.08.05	24.01.06	29,89	0,00	81,49
8	Radio center building	31.08.05	30.01.06	151,71	12,73	36,50
9	Former building of communication node	04.10.05	16.02.06	99,15	22,14	40,00
10	Part of the workshop	04.10.05	16.02.06	232,50	216,10	204,00
11	Part of the workshop	04.10.05	16.02.06	348,70	324,10	306,00
12	1/3 of shop building	25.05.05	The object was handed over to the church free of charge (On 23.01.06 the gift agreement № 43 dated 26.12.2005 was registered with the Department of the Federal Registration Service)	17,50	15,60	17,00

13	Building of operatios engeenering communications department -Hostel	10.03.05	28.02.2006	63,40	12,60	92,50
14	Fitters' house	23.12.05	26.04.06	83,09	2,30	40,30
15	Garage	23.12.05	26.04.06	110,79	0,00	311,50
16	Warehouse	23.12.05	26.04.06	18,13	0,00	61,30
17	Office	23.12.05	26.04.06	108,75	0,00	50,00
18	Garage building	05.04.05	07.06.06	211,20	0,00	1 478,00
19	Garage building	05.04.05	07.06.06	100,76	7,98	418,00
20	Building under construction	27.09.05	13.09.06	4752,40	0,00	995,20
21	Two-room flat	31.03.06	20.07.06	275,70	252,70	350,00
22	Production building	01.04.06	22.12.06	144,03	0,00	85,00
23	Three-room flat	13.03.06	26.10.06	285,78	285,78	338,00
24	Amplifying station and radio center with basement	01.06.06	30.12.06	206,70	71,40	346,00
25	Diesel building with boiler	01.06.06	30.12.06	168,12	64,13	85,00
26	Garage building	01.06.06	30.12.06	44,52	15,38	110,00
27	Communication center building with annex	25.04.06	31.10.06	34,10	0,00	22,50

Information real estate, which was evaluated by the independent valuer and it entered the balance sheet as a result of the deal conclusion:

№	Facility name	Valuation date (day/ month/year)	Acquisition date (day/ month/year)	Value as of the acquisition date		
				Balance-sheet value	Depreciated value	Assessed value
1	Workshop building	08.12.06	08.12.06	30,40	30,40	20,90
2	Garages building	12.12.06	12.12.06	87,20	87,20	74,70
3	Non-residential building	07.08.06	27.10.06	315,80	315,80	290,10
4	Land plot *	Order of the Territorial department of the Rosimushchestvo (Federal Agency on Federal Property Control) dated 28.11.05 № 1122	16.02.06	2159,50	2159,50	2151,81
5	Land plot *	Order of the Territorial department of the Rosimushchestvo (Federal Agency on Federal Property Control) dated 06.12.05 № 1187	16.02.06	373,17	373,17	365,41
6	Land plot *	Order of the Territorial department of the Rosimushchestvo (Federal Agency on Federal Property Control) dated 06.12.05 № 1191	16.02.06	733,24	733,24	725,60
7	Land plot *	Order of the Territorial department of the Rosimushchestvo (Federal Agency on Federal Property Control) dated 06.12.05 № 1189	22.03.06	187,76	187,76	180,01
8	Land plot *	Order of the Territorial department of the	10.03.06	256,83	256,83	248,69

		Rosimushchestvo (Federal Agency on Federal Property Control) dated 29.11.05 № 1136				
9	Land plot *	Order of the Territorial department of the Rosimushchestvo (Federal Agency on Federal Property Control) dated 07.12.05 № 1195	10.03.06	185,27	185,27	175,87
10	Land plot *	Order of the Territorial department of the Rosimushchestvo (Federal Agency on Federal Property Control) dated 30.11.05 № 1150	03.03.06	293,20	293,20	284,74
11	Land plot *	Order of the Territorial department of the Rosimushchestvo (Federal Agency on Federal Property Control) dated 30.11.05 № 1149	06.03.06	49,00	49,00	41,12
12	Land plot *	Order of the Territorial department of the Rosimushchestvo (Federal Agency on Federal Property Control) dated 07.12.05 № 1193	06.03.06	77,78	77,78	64,42
13	Land plot *	Order of the Territorial department of the Rosimushchestvo (Federal Agency on Federal Property Control) dated 28.11.05 № 1125	06.03.06	8,41	8,41	0,54
14	Land plot *	Order of the Territorial department of the Rosimushchestvo (Federal Agency on Federal Property Control) dated 28.11.05 № 1124	20.03.06	18,20	18,20	9,80
15	Land plot *	Order of the Territorial department of the Rosimushchestvo (Federal Agency on Federal Property Control) dated 05.12.05 № 1180	20.04.06	98,10	98,10	89,71
16	Land plot *	Order of the Territorial department of the Rosimushchestvo (Federal Agency on Federal Property Control) dated 06.12.05 № 1183	20.04.06	170,20	170,20	159,20

17	Land plot *	Order of the Territorial department of the Rosimushchestvo (Federal Agency on Federal Property Control) dated 07.12.05 № 1192	21.04.06	293,74	293,74	284,52
18	Land plot *	Order of the Territorial department of the Rosimushchestvo (Federal Agency on Federal Property Control) dated 30.11.05 № 1141	17.05.06	90,75	90,75	82,80
19	Land plot *	Order of the Territorial department of the Rosimushchestvo (Federal Agency on Federal Property Control) dated 28.11.05 № 1134	17.05.06	17,65	17,65	4,32
20	Land plot *	Order of the Territorial department of the Rosimushchestvo (Federal Agency on Federal Property Control) dated 28.11.05 № 1132	17.05.06	51,51	51,51	38,31
21	Land plot *	Order of the Territorial department of the Rosimushchestvo (Federal Agency on Federal Property Control) dated 23.12.05 № 1262	25.07.06	49,61	49,61	41,48
22	Land plot *	Order of the Territorial department of the Rosimushchestvo (Federal Agency on Federal Property Control) dated 28.11.05 № 1133	21.07.06	9,61	9,61	1,63
23	Land plot *	Order of the Territorial department of the Rosimushchestvo (Federal Agency on Federal Property Control) dated 29.11.05 № 1137	21.07.06	21,50	21,50	3,64
24	Land plot *	Order of the Territorial department of the Rosimushchestvo (Federal Agency on Federal Property Control) dated 28.11.05 № 1126	21.07.06	16,05	16,05	8,07
25	Land plot *	Order of the Territorial department of the Rosimushchestvo (Federal Agency on	16.02.06	862,24	862,24	850,53

		Federal Property Control) dated 06.12.05 № 1190				
26	Land plot *	Order of the Territorial department of the Rosimushchestvo (Federal Agency on Federal Property Control) dated 06.12.05 № 1186	17.11.06	283,64	283,64	275,29
27	Land plot *	Order of the Territorial department of the Rosimushchestvo (Federal Agency on Federal Property Control) dated 30.11.05 № 1142	22.11.06	1042,92	1042,92	1029,63
28	Land plot *	Order of the Territorial department of the Rosimushchestvo (Federal Agency on Federal Property Control) dated 06.12.05 № 1184	27.11.06	65,44	65,44	51,34
29	Land plot *	Order of the Territorial department of the Rosimushchestvo (Federal Agency on Federal Property Control) dated 07.12.05 № 1194	11.12.06	474,94	474,94	466,65
30	Land plot *	Order of the Territorial department of the Rosimushchestvo (Federal Agency on Federal Property Control) dated 28.11.05 № 1123	11.12.06	767,04	767,04	755,56
31	Land plot *	Order of the Territorial department of the Rosimushchestvo (Federal Agency on Federal Property Control) dated 07.12.05 № 1196	11.12.06	15,90	15,90	4,37
32	Land plot *	Order of the Territorial department of the Rosimushchestvo (Federal Agency on Federal Property Control) dated 07.12.05 № 1197	22.12.06	68,50	68,50	51,32

* Redemtion value (assessed) was calculated on the basis of calculation methods specified in the annexes to the oreders on provision of land plots for ownership (divisible by land tax)

7.7. Information about litigations involving the Issuer that may materially affect its financial and business operations

We consider that significant claims can involve:

- claims which value is equal to or exceeds 10 percent of the book value of OJSC «CenterTelecom», which comprises 4 497 943 374 thousand rubles as of September 30, 2006;

- claims which impede economic activity or are aimed at its prohibition or termination (claims on liquidation, insolvency (bankruptcy) of OJSC «CenterTelecom» and its affiliate and associate companies, on avoidance of their licenses and patents, on collection of debts on taxes and dues to the budget and extrabudgetary funds in a significant volume)..

In the 4th quarter of 2006, as well as during three years preceding the end date of the accounting period OJSC «CenterTelecom» did not participate in significant legal proceedings, which results can (could) influence its financial and economic activity.

During the 3 years preceding to the end date of the accounting period OJSC «CenterTelecom» participated or participates as of the end date of the accounting period as a claimant or defendant in the following legal proceedings:

- concerning claims which value exceeds 6 mln rubles;

- concerning disputes on the ownership right, disputes connected with assignment or possible assignment of the Company's directly or indirectly immovable property.

1. In 2003 the Moscow branch of OJSC «CenterTelecom» brought a claim against the Moscow Regional Registration Chamber and Municipal formation "Chekhov district of Moscow region" in the name of the district's administration on ineffectiveness of the registered ownership right of the Municipal formation to the city telephone and broadcast transmission network owned by OJSC «CenterTelecom» and on recognition of the ownership right of OJSC «CenterTelecom».

The book value of the facilities as of the claim date comprised **8,041 thousand rubles.**

The claims of OJSC «CenterTelecom» were satisfied by the decision of the first instance court of 15.04.2004.

However, the Federal Arbitration Court of Moscow district came to a conclusion that the first instance court had not duly studied all circumstances important for considering the case and making a decision.

By the Decree of the Federal Arbitration Court of Moscow district of July 07, 2004 the decision of the Arbitration Court of Moscow region of April 15, 2004 was discharged and the case was submitted to the first instance court for a new consideration.

By the decision of the first instance court of 13.10.2005 the claims of OJSC «CenterTelecom» were once again satisfied.

2. In 2003-2004 Federal State Unitary Company "Russian Television and Radio Broadcasting Network" (FSUC "RTRS") made three claims against OJSC «CenterTelecom» on ineffective privatization of telecommunications companies joint to OJSC «CenterTelecom» as a result of reorganization, in the part of transferring property of TV and radio broadcasting centers to them:

1) FSUC "RTRS" brought a claim to the Arbitration Court of Kaluga region on ineffectiveness of Clause 6.1 of the OJSC «CenterTelecom»'s Charter in the part of including four facilities to the registered capital of OJSC «CenterTelecom»: a tower in Maloyaroslavets, radiodetector Kirov-Manino-Lyudinovo, radiodetector Manino-Betlitsa and radiodetector Kirov-Novoalexandrovsky in Kaluga region. In 2004 the book value of the property comprised 747 937 rubles. 03 kop., though the total sum of the claim was **27 438 thousand rubles.,** which comprised the property value as of 01.07.92 without revaluation.

Territorial administration of the Russian Federation Ministry of Property participated in the proceedings as a third party with independent claims.

By the decision of the first instance court of 25.06.2004 the claim of FSUC "RTRS" was dismissed.

The appeals instance discharged the decision of the first instance court and made a new decision on satisfaction of the FSUC "RTRS"'s claim.

On November 05, 2004 the cassational instance discharged the decision of the appeals instance and remained the decision of the first instance court of 25.06.2004 on dismissal of the FSUC "RTRS"'s claim unchanged.

2) In 2004 FSUC "RTRS" brought a claim to the Arbitration Court of Moscow region on application of consequences of a void privatization transaction of State Communications and Information Technology Company "Rossvyazinform" of Moscow region in the part of including the TV translator located in Stupino of Moscow region to the registered capital of OJSC

«CenterTelecom» and its return to the Russian Federation state property. The book value of the building as of the claim date was equal to zero (100% amortization).

By the decision of the Arbitration Court of Moscow region of 09.08.04 FSUC "RTRS"'s claim was dismissed.

By the Decree of the Federal Arbitration Court of Moscow district of 09.12.04 the decision of the first instance court was discharged and the case was submitted to the first instance court for a new consideration.

By the decision of the Arbitration Court of Moscow region of 14.03.05 the claim of FSUC "RTRS" was once again dismissed.

By the Decree of the Federal Arbitration Court of Moscow district of July 13, 2005 the decision of the Arbitration Court of Moscow region of March 14, 2005 remained unchanged and the cassation of Federal State Unitary Company "Russian Television and Radio Broadcasting Network" was not satisfied.

3) In 2003 FSUC "RTRS" made a claim on application of consequences of a void privatization transaction in the part of including the building of the Regional Radio and Television Transmitting Center located in Ryazan in the registered capital of OJSC Elektrosvyaz of Ryazan region. The book value of the building comprised **397,54 thousand rubles.** By the decision of the first instance court of 14.01.2004 the claim of FSUC "RTRS" was dismissed. By the Decrees of the appeals and cassational instances the decision of the first instance court remained unchanged.

3. Public Company Federal Postal Communications Agency of Moscow Region (hereinafter referred to as PC FPCA MR) brought a claim to the Arbitration Court of Moscow region on ineffectiveness of the registered ownership right of OJSC «CenterTelecom» to premises located at the address: Moscow region, Taldom, 1, Sobtsova St., with the total area of 524,1 square m.

The Arbitration Court of Moscow region dismissed the claim of PC FPCA MR on 28.12.04. By the decree of the appeals instance of 04.04.05 the decision of the Arbitration Court of Moscow region of 22.12.04 remained unchanged and the appeal of PC FPCA MR was not satisfied.

By the Decree of the Federal Arbitration Court of Moscow district of August 01, 2005 the decision of the Arbitration Court of Moscow region of 28.12.04 and the decree of the Tenth Arbitration Appeal Court of April 04, 2005 remained unchanged and the cassation of PC FPCA MR was not satisfied.

The Russian Federation Federal Arbitration Court disallowed to submit this case to the General Committee of the Russian Federation Federal Arbitration Court.

4. In 2005 the Property Management Committee of Istra region of Moscow region (hereinafter referred to as PMC of Istra region) submitted an application to the Istra City Court on recognition of the municipal ownership right to the property consisting of cable telephone network sewage with the length of 40,090 m and 699 cable wells located at the address: Moscow region, Istra.

By the decision of the first instance court of September 09, 2005 the claims of PMC of Istra region were satisfied.

By the decision of the Moscow District Civil Court Board of 28.11.2005 the above decision was discharged and the case was submitted to the first instance court for a new consideration. By the court decision of 25.10.06 the claim was dismissed.

5. In 2005 OJSC «CenterTelecom» brought a claim to the Arbitration Court of Moscow region on ineffective refusal of PC Federal Regional Court of Moscow region to register the ownership right of OJSC «CenterTelecom» to line cable communications facilities located in Istra and the obligation to carry out the state registration of rights to this property. By the court decision of March 29, 2006 the claims of OJSC «CenterTelecom» were satisfied. By the decree of the appeals instance of June 08, 2006 the court decision remained unchanged. The warrant of execution was executed.

6. In 2005 OOO NTK brought a claim to the Arbitration Court of Moscow region on ineffectiveness of the ownership right to line cable communications facilities located in Noginsk of Moscow region registered by OJSC «CenterTelecom».

By the court decision of 14.11.2005 the claim of OOO NTK was dismissed.

By the decree of the appeals instance of February 26, 2006 the decision of the first instance court remained unchanged and the appeal of OOO NTK was not satisfied.

7. FSUC Post of Russia in the name of its branch Federal Postal Communications Administration of Lipetsk region brought a claim to the Arbitration Court of Lipetsk region on

ineffective registration of OJSC «CenterTelecom»'s ownership right to administrative building located at the address: Lipetsk region, Usman, 79, Lenina St., and registration record in the immovable property rights register, as well as on the claimant's right to economic control of a part of the above administrative building. At the court cession the claimant's representative filed an application on a full abandonment of the claim accepted by the court on February 13, 2006. The Arbitration Court of Lipetsk region made a decision to terminate the proceedings in case.

8. On 27.06.06 the Arbitration Court of Lipetsk region made a decision on recognition of the federal ownership right of the Russian Federation to non-residential premises with the area of 1395,3 square km occupied by a postal communications branch of Usmansk postal office of Lipetsk region in the administrative building and non-residential premises with the area of 211,3 square km in the garage building with an adjacent structure located at the address: Lipetsk region, Usman, 79, Lenina St., at the claim of the territorial administration of the Federal Agency on Federal Property Management of Lipetsk region made to OJSC «CenterTelecom» in the name of its Lipetsk branch, the third party was FSUC "Post of Russia".

9. In 2005 OJSC «CenterTelecom» brought a claim to the Arbitration Court of Yaroslavl region against CJSC "Regional Communications' Company" on collecting **83,753 thousand rubles.** under the contract of guarantee.

By the decision of the Arbitration Court of Yaroslavl region of September 29, 2005 61,590 thousand rubles. were collected from CJSC "Regional Communications' Company" in favor of OJSC «CenterTelecom», the part of collecting of 22,163 thousand rubles. of interest was dismissed. The Company received a warrant of execution.

10. In 2005 Mr. V.D. Kazmin brought a claim against the Lipetsk branch of OJSC «CenterTelecom» on compulsory execution of telephone communications usage contract and collection of moral harm compensation in the amount of **30 mln rubles.** On September 15, 2005 The Oktyabr regional court of Lipetsk made a decision to refuse satisfaction of the claim of V.D. Kazmin in the part of compulsory execution of the contract and collected 1000 rubles. for moral harm compensation from OJSC «CenterTelecom». The cassation of V.D. Kazmin was dismissed and the decision of the first instance court remained unchanged.

11. In 2005 OJSC MGTS brought a claim to the Arbitration Court of Moscow region on collecting the sum of unjust enrichment comprising **8,7 mln rubles.** from OJSC «CenterTelecom».

By the court decision of 13.12.2005 the claims of OJSC MGTS were satisfied.

By the decree of the Tenth Arbitration Appeal Court of 14.03.06 the appeal of OJSC «CenterTelecom» was satisfied, the decision of the first instance of 13.12.05 was discharged and the claim of OJSC MGTS was dismissed.

By the decree of the cassational instance of June 13, 2006 this judicial act remained unchanged and the cassation of OJSC MGTS was not satisfied.

12. In 2005 the Russian Federation Ministry of Finance brought a claim to the Arbitration Court of Moscow region against OJSC «CenterTelecom» on collecting **458,638 thousand rubles.** under the bond of the allocated credit line to the federal budget.

As of the end date of the accounting period the claim is being considered.

13. Voronezh branch of OJSC «CenterTelecom» brought a claim to the Arbitration Court of Yaroslavl region on recognition of the ownership right to a section of telephone sewage with the length of 5263,70 m located in Yaroslavl. Presently the ownership right to this section is registered by Yaroslavl. By the decision of the first instance court the claims of OJSC «CenterTelecom» were satisfied. Appeal is under consideration

14. On April 24, 2006, the Interregional Inspectorate of the Federal Tax Service of Russia for Major Taxpayers No. 7 adopted resolution No. 4 to hold "CenterTelecom" OJSC accountable for tax offence.

On April 27, 2006, claim No. 81 about voluntary payment of taxes and tax penalties for the total amount of **RUR 2,355,359 thos.** was sent to "CenterTelecom" OJSC.

On May 03, 2006, "CenterTelecom" OJSC filed a motion with the Arbitration Court of Moscow to hold the resolution No. 4 of the Tax Inspectorate unlawful.

On May 05, 2006, "CenterTelecom" OJSC filed a motion with the Arbitration Court of Moscow to hold the resolution No. 81 of the Tax Inspectorate unlawful.

On May 17, 2006, "CenterTelecom" OJSC filed a motion with the Arbitration Court of Moscow on interlocutory injunction for the action on the resolution. Determination of the Arbitration Court of Moscow dated May 18, 2006, dismissed the Company's motion.

Determination of the Arbitration Court of Moscow dated June 06, 2006, suspended the case initiated by the motion of "CenterTelecom" OJSC to hold the resolution No. 81 of the Interregional Inspectorate of the Federal Tax Service of Russia for Major Taxpayers No. 7 Tax invalid until award on the case to hold the resolution No. 4 of the Interregional Inspectorate of the Federal Tax Service of Russia for Major Taxpayers No. 7 unlawful becomes effective.

Determination of the Arbitration Court of Moscow dated October 02, 2006, satisfied the motion of «CenterTelecom» OJSC on interlocutory injunction in the form of suspension of the challenged resolution of the Interregional Inspectorate of the Federal Tax Service of Russia for Major Taxpayers No. 7 dated 24.04.06. As of December 31, 2006, the appeal presented by the Tax Inspectorate was pendent with the 9th Appeal Arbitration Court.

Trial on the case to hold resolution No. 4 dated 24.04.06 of the Federal Tax Service of Russia for Major Taxpayers No. 7 unlawful is scheduled for February 06, 2007.

15. In the second quarter of 2006, "NPK Technologies, Materials and Innovations" LLC filed an action with the Arbitration Court of Moscow Region to recover from "CenterTelecom" OJSC debt on payment for works completed and interest for use of money for the total amount of **RUR 6,121 thos.**

Determination of the Arbitration Court of Moscow Region dated May 04, 2006, left the action of "NPK Technologies, Materials and Innovations" LLC without consideration. The order of appeals instance dated June 06, 2006, rescinded the determination of the Arbitration Court of Moscow Region dated May 04, 2006, the case was referred to the court of first instance for reconsideration.

Judgment of the court of first instance dismissed the action of "NPK Technologies, Materials and Innovations" LLC. The court of appeals instance rescinded the judgment of the court of first instance and referred the case to the court of first instance for reconsideration. Cassation instance let the order of the court of appeals instance stand. Judgment of the court of first instance dismissed the action.

16. In 2006, Ms. Zheleznyakova raised an action against Ryazan branch of "CenterTelecom" OJSC on recovery of moral damage in the amount of **RUR 50 mln,** caused through wrongful actions of the branch's officials in the form of refusal to provide time-based payment for communication services. Judgment of the court of first instance dismissed the action; cassation instance let the judgment of the court of first instance stand.

17. "CenterTelecom" OJSC represented by Bryansk branch raised an action against "Svyaz-Service" LLC for money had and received in the amount of **RUR 16,432 thos.** The action is pendent.

18. In 2003, arbitration courts of Moscow district dismissed two actions raised on behalf and for the benefit of "CenterTelecom" OJSC to recover from the Russian Federation represented by the Ministry of Finance for the account of treasury of the Russian Federation **RUR 8,058 thos.** and **RUR 5,975 thos.** of expenses related to privileges granted by Moscow affiliated branch of "CenterTelecom" OJSC on communication services to veterans.

"CenterTelecom" OJSC filed an appeal with the High Arbitration Court of the Russian Federation to reconsider those court acts in the exercise of supervisory powers, but the judges of the High Arbitration Court of the Russian Federation made determinations on refusal to submit judgments of the Arbitration Court of Moscow and orders of the Federal Arbitration Court of Moscow District to the Presidium of the High Arbitration Court of the Russian Federation for reconsideration in the exercise of supervisory powers.

In 2004, "CenterTelecom" OJSC filed motions with the Arbitration Court of Moscow to reconsider judgments on newly discovered circumstances.

Determination of the court dated 27.09.04 that was let stand by the order of appeals instance dated 01.02.05 and by the order of cassation instance dated 26.04.05 dismissed the claims.

19. In 2003, a claim was raised on behalf and for the benefit of "CenterTelecom" OJSC to recover from the Russian Federation represented by the Ministry of Finance losses incurred by "CenterTelecom" OJSC in relation to privileges granted by Tula affiliated branch of "CenterTelecom" OJSC on payment for communication services to veterans. The amount of action was **RUR 92,989 thos.**

Judgment of the Arbitration Court of Moscow dated 24.05.04 satisfied the claims of "CenterTelecom" OJSC. Order of appeals instance dated 01.09.04 satisfied appeal of the Ministry of Finance of the Russian Federation and dismissed the action of "CenterTelecom" OJSC. On October 25, 2004, cassation instance let the order of the appeals instance stand, and dismissed the cassation appeal of "CenterTelecom" OJSC.

On March 18, 2005, "CenterTelecom" OJSC filed an appeal with the Constitutional Court of the Russian Federation on violation of constitutional rights, in which the claimant asks the Constitutional Court to examine the constitutionality of clause 2, Article 124 of the Civil Code of the Russian Federation in interpretation applied by the federal arbitration courts of Moscow District in the case of "CenterTelecom" OJSC.

Determination of the Constitutional Court of the Russian Federation dated July 05, 2005, dismissed the appeal of "CenterTelecom" OJSC.

20. On May 13, 2004, the Arbitration Court of Moscow made a judgment to satisfy action raised on behalf and for the benefit of "CenterTelecom" OJSC to the Russian Federation represented by the Ministry of Finance, the Ministry of Labor and Social Development of Russia, the Department for Social Security of Population of Tambov Region to recover **RUR 10,432 thos.** of losses incurred through privileges granted by Tambov affiliated branch of "CenterTelecom" OJSC to veterans on payment for communication services. Appeals and cassation instances let the judgment of the court of first instance stand. The Ministry of Labor and Social Development filed a motion to the High Arbitration Court of the Russian Federation to reconsider the above judicial acts in the exercise of supervisory powers. Determination of the High Arbitration Court of the Russian Federation refused the claimant to refer the cases to the Presidium of the High Arbitration Court of the Russian Federation for reconsideration in the exercise of supervisory powers. Act of execution was performed in the existing procedure in 2004.

21. On June 28, 2004, the Arbitration Court of Voronezh Region made a judgment on action raised by Voronezh affiliated branch of "CenterTelecom" OJSC to recover from the treasury of the Russian Federation losses incurred by "CenterTelecom" OJSC in relation to privileges on payment for communication services granted to certain categories of individuals in the amount of **RUR 10,607 thos.** Act of execution was performed in the existing procedure in 2005.

22. In 2004, Voronezh affiliated branch of "CenterTelecom" OJSC filed with the Arbitration Court of Voronezh Region **3 actions** for the total amount of **RUR 49,708 thos.** to recover from the treasury of the Russian Federation losses incurred by "CenterTelecom" OJSC in relation to privileges on payment for communication services granted to certain categories of individuals according to the laws "About Veterans", "About Social Security of Disabled Persons in the Russian Federation", and "About Social Security of Citizens Affected by Radiation as a Result of Chernobyl Nuclear Power Plant Accident". The actions were satisfied by the court of first instance, judgments dated 15.12.04 and 21.12.04. Act of execution was performed in the existing procedure in 2005.

23. In 2003, Voronezh affiliated branch of "CenterTelecom" OJSC filed with the Arbitration Court of Voronezh Region an action to recover from the treasury of the Russian Federation losses incurred by "CenterTelecom" OJSC in relation to privileges on payment for communication services granted to certain categories of individuals. The amount of the action was **RUR 20,646 thos.** The action was satisfied by the court of first instance. Act of execution was performed in the existing procedure in 2004.

24. In 2004, a claim was raised on behalf and for the benefit of "CenterTelecom" OJSC to recover from the Russian Federation represented by the Ministry of Finance losses incurred by "CenterTelecom" OJSC in relation to privileges granted by Tula affiliated branch of "CenterTelecom" OJSC on payment for communication services to veterans in 2003. The amount of the action was **RUR 17,025 thos.** The court of first instance dismissed the claims. Order of appeals instance dated 16.06.05 let the judgment of the court of first instance stand, and dismissed appeal of "CenterTelecom" OJSC. Determination of the Federal Arbitration Court of Moscow District, dated September 13, 2005, rescinded the judgment of the court of first instance and the order of appeals instance, the case was referred to the court of first instance for reconsideration. Judgment of the court of first instance satisfied the claims of "CenterTelecom" OJSC in the 4th quarter of 2005. Act of execution was performed in 2006.

25. In 2004, on behalf and for the benefit of "CenterTelecom" OJSC filed an action against the Russian Federation represented by the Ministry of Finance of the Russian Federation to recover losses incurred by "CenterTelecom" OJSC in relation to privileges granted by Bryansk affiliated branch of "CenterTelecom" OJSC on payment for communication services to veterans in 2001-2003. The amount of the action is **RUR 28,164 thos.** Judgment of the Arbitration Court of Moscow dated 18.02.05 recovered the above said amount from the Ministry of Finance of Russia on account of the treasury of the Russian Federation. Order of appeals instance dated 25.05.05 satisfied the appeal of the Ministry of Finance, rescinded the judgment of the court of first instance, and dismissed the action

of "CenterTelecom" OJSC. The Order of the Federal Arbitration Court of Moscow District dated August 12, 2005, rescinded the order of appeals instance, let the judgment of the court of first instance dated February 18, 2005 stand, and satisfied the claims of "CenterTelecom" OJSC. Act of execution was performed in 2006.

26. In 2004, an action was raised on behalf and for the benefit of "CenterTelecom" OJSC against the Russian Federation represented by the Ministry of Finance of the Russian Federation to recover losses incurred by "CenterTelecom" OJSC in relation to privileges granted by Ivanovo affiliated branch of "CenterTelecom" OJSC on payment for communication services to veterans in 2001-2003. The amount of the action is **RUR 20,137 thos.** The court of first instance dismissed the action. Order of appeals instance let the judgment of the court of first instance stand, and dismissed an appeal of «CenterTelecom» OJSC. On May 24, 2005, cassation instance rescinded the order of appeals instance and judgment of the court of first instance and referred the case for reconsideration. Judgment of the court of first instance dated August 30, 2005 satisfied the claims of "CenterTelecom" OJSC. Act of execution was performed in 2006

27. In 2004, an action was raised on behalf and for the benefit of "CenterTelecom" OJSC against the Russian Federation represented by the Ministry of Finance of the Russian Federation to recover losses incurred by "CenterTelecom" OJSC in relation to privileges granted by Tver affiliated branch of "CenterTelecom" OJSC on payment for communication services to veterans and disabled persons in 2003. The amount of the action is **RUR 19,711 thos.** Judgment of the court of first instance that was let stand by appeals instance dismissed the action. Order of the Federal Arbitration Court of Moscow District dated August 04, 2005 rescinded the judgment of the court of first instance and the order of appeals instances, and satisfied the claims of "CenterTelecom" OJSC. Act of execution was performed in 2006.

28. In 2004, an action was filed with the Arbitration Court of Yaroslavl Region on behalf and for the benefit of "CenterTelecom" OJSC against the Russian Federation represented by the Ministry of Finance of the Russian Federation to recover losses incurred by "CenterTelecom" OJSC in relation to privileges granted by Verkhnevolzhsky affiliated branch of "CenterTelecom" OJSC on payment for communication services to veterans and disabled persons. The amount of the action is **RUR 38,211 thos.** Judgment of the court of first instance dated June 27, 2005 satisfied the claims of "CenterTelecom" OJSC in part in the amount of **RUR 32,779 thos**. Appeals instance let the judgment of the court of first instance stand, and dismissed an appeal of the Ministry of Finance of the Russian Federation. In the 4th quarter of 2005, RUR 9,977 thos. was recovered from the treasury of Yaroslavl Region; in June 2006, RUR 22,801 thos. was recovered from the treasury of the Russian Federation.

29. In 2005, an action was filed with the Arbitration Court of Smolensk Region on behalf and for the benefit of "CenterTelecom" OJSC against the Russian Federation represented by the Ministry of Finance of the Russian Federation to recover losses incurred by "CenterTelecom" OJSC in relation to privileges granted by Smolensk affiliated branch of "CenterTelecom" OJSC on payment for communication services to veterans. The amount of the action is **RUR 53,326 thos.** Judgment of the court of first instance dated May 04, 2005 satisfied the action. Order of appeals instance dated September 01, 2005 let the judgment of the court of first instance stand, and dismissed an appeal of the Ministry of Finance of the Russian Federation. Act of execution was performed in 2006.

30. In 2004, an action was filed with the Arbitration Court of Moscow on behalf and for the benefit of "CenterTelecom" OJSC against the Russian Federation represented by the Ministry of Labor and Social Development of the Russian Federation to recover losses incurred by "CenterTelecom" OJSC in relation to privileges granted by Moscow affiliated branch of "CenterTelecom" OJSC on payment for communication services to veterans in 2001-2003. The amount of the action is **RUR 217,306 thos.** Judgment of the court of first instance dated February 16, 2005 satisfied the claims of "CenterTelecom" OJSC. Order of appeals instance dated April 22, 2005 let the judgment of the court of first instance stand, and dismissed an appeal of the third party - the Ministry of Health Care and Social Development of the Russian Federation. Act of execution was issued, and then sent by "CenterTelecom" OJSC to the Ministry of Finance of the Russian Federation for performance in the existing procedure. However, simultaneously with the above, the Ministry of Health Care and Social Development of the Russian Federation filed a cassation appeal. Order of the Federal Arbitration Court of Moscow District dated July 19, 2005 let the judgment of the court of first instance and the order of the court of appeal stand, and dismissed the cassation appeal. Act of execution was performed in 2006.

31. An action was filed with the Arbitration Court of Moscow on behalf and for the benefit of "CenterTelecom" OJSC against the Russian Federation represented by the Ministry of Labor and Social Development of the Russian Federation to recover losses incurred by "CenterTelecom" OJSC in relation to privileges granted by Moscow affiliated branch of "CenterTelecom" OJSC on payment for communication services to veterans in 2001-2003. The amount of the action is **RUR 144,758 thos.**

Judgment of the Arbitration Court of Moscow dated 06.04.05 satisfied the claims of "CenterTelecom" OJSC. Order of appeals instance dated June 16, 2005 let the judgment of the court of first instance stand, and dismissed the appeal. Act of execution was performed in 2006.

32. An action was filed with the Arbitration Court of Moscow on behalf and for the benefit of "CenterTelecom" OJSC against the Russian Federation represented by the Ministry of Labor and Social Development of the Russian Federation to recover losses incurred by "CenterTelecom" OJSC in relation to privileges granted by Moscow affiliated branch of "CenterTelecom" OJSC on payment for communication services to veterans in 2001-2003. The amount of the action is **RUR 261,602 thos.** The court of first instance dismissed the action. Order of appeals instance rescinded the judgment of the court of first instance and satisfied the claims of "CenterTelecom" OJSC. Order of cassation instance dated August 29, 2005 let the order of appeals instance stand and dismissed cassation appeals of the Ministry of Finance of the Russian Federation and the Ministry of Labor and Social Development of the Russian Federation. Act of execution was performed in 2006.

33. An action was filed with the Arbitration Court of Moscow on behalf and for the benefit of "CenterTelecom" OJSC against the Russian Federation represented by the Ministry of Labor and Social Development of the Russian Federation to recover losses incurred by "CenterTelecom" OJSC in relation to privileges granted by Kursk affiliated branch of "CenterTelecom" OJSC on payment for communication services to certain categories of individuals. The amount of the action is **RUR 11,784 thos.** Judgment of the court of first instance dated June 09, 2005 satisfied the claims of "CenterTelecom" OJSC. Act of execution was performed in 2005.

34. An action was filed with the Arbitration Court of Moscow on behalf and for the benefit of «CenterTelecom» OJSC against the Russian Federation represented by the Ministry of Labor and Social Development of the Russian Federation to recover losses incurred by "CenterTelecom" OJSC in relation to privileges granted by Moscow affiliated branch of "CenterTelecom" OJSC on payment for communication services to certain categories of individuals. The amount of the action is **RUR 4,801 thos.** Judgment of the court of first instance satisfied the claims of "CenterTelecom" OJSC. Order of appeals instance dated July 06, 2005 let the judgment of the court of first instance stand, and dismissed an appeal of the Ministry of Labor and Social Development. Act of execution was issued and then sent by "CenterTelecom" OJSC to the Ministry of Finance of the Russian Federation for performance in the existing procedure. However, simultaneously with the above, the Ministry of Labor and Social Development of the Russian Federation filed a cassation appeal. Order of the Federal Arbitration Court of Moscow District dated August 23, 2005, let the judgment of the court of first instance and the order of the court of appeal stand and dismissed the cassation appeal. Act of execution was performed in 2006.

35. An action was filed with the Arbitration Court of Moscow on behalf and for the benefit of "CenterTelecom" OJSC against the Russian Federation represented by the Ministry of Labor and Social Development of the Russian Federation to recover losses incurred by "CenterTelecom" OJSC in relation to privileges granted by Tambov affiliated branch of "CenterTelecom" OJSC on payment for communication services to veterans. The amount of the action is **RUR 15,322 thos.** Judgment of the court of first instance date July 25, 2005 satisfied the claims of "CenterTelecom" OJSC. The judgment has become effective. Act of execution was performed in 2006.

36. In 2005, an action was filed with the Arbitration Court of Moscow on behalf and for the benefit of "CenterTelecom" OJSC against the Russian Federation represented by the Ministry of Labor and Social Development of the Russian Federation to recover losses incurred by "CenterTelecom" OJSC in relation to privileges granted by Belgorod affiliated branch of "CenterTelecom" OJSC on payment for communication services to veterans in 2003. The amount of the action is **RUR 20,791 thos.** Judgment of the court of first instance dated September 21, 2005 satisfied the claims of "CenterTelecom" OJSC. Act of execution was performed in 2006.

37. In 2005, an action was filed with the Arbitration Court of Moscow on behalf and for the benefit of "CenterTelecom" OJSC against the Russian Federation represented by the Ministry of Labor and Social Development of the Russian Federation to recover losses incurred by

"CenterTelecom" OJSC in relation to privileges granted by Moscow affiliated branch of "CenterTelecom" OJSC on payment for communication services to veterans. The amount of the action is **RUR 15,991 thos.** Judgment of the court of first instance satisfied the claims of "CenterTelecom" OJSC. Act of execution was performed in 2006.

38. In 2005, 2 actions were filed with the Arbitration Court of Moscow on behalf and for the benefit of "CenterTelecom" OJSC against the Russian Federation represented by the Ministry of Labor and Social Development of the Russian Federation to recover losses incurred by "CenterTelecom" OJSC in relation to privileges granted by Kaluga affiliated branch of "CenterTelecom" OJSC on payment for communication services to veterans. The total amount of the actions is **RUR 54,017 thos.** The court of first instance satisfied the claims of "CenterTelecom" OJSC. Acts of execution were performed in 2006.

39. In 2005, an action was filed with the Arbitration Court of Moscow on behalf and for the benefit of "CenterTelecom" OJSC against the Russian Federation represented by the Ministry of Labor and Social Development of the Russian Federation to recover losses incurred by "CenterTelecom" OJSC in relation to privileges granted by Kursk affiliated branch of "CenterTelecom" OJSC on payment for communication services to veterans. The amount of the action is **RUR 17,328 thos.** The court of first instance satisfied the claims of "CenterTelecom" OJSC. Act of execution was obtained and, as of the reporting quarter end, was sent to the Ministry of Finance of the Russian Federation for performance in the existing procedure. Act of execution was performed in 2006.

40. In 2005, an action was filed with the Arbitration Court of Moscow on behalf and for the benefit of "CenterTelecom" OJSC against the Russian Federation represented by the Ministry of Labor and Social Development of the Russian Federation to recover losses incurred by "CenterTelecom" OJSC in relation to privileges granted by Kursk affiliated branch of "CenterTelecom" OJSC on payment for communication services to veterans. The amount of the action is **RUR 15,942 thos.** The court of first instance satisfied the claims of "CenterTelecom" OJSC. Act of execution was obtained and, as of the reporting quarter end, was sent to the Ministry of Finance of the Russian Federation for performance in the existing procedure.

41. In 2005, an action was filed with the Arbitration Court of Moscow on behalf and for the benefit of "CenterTelecom" OJSC against the Russian Federation represented by the Ministry of Labor and Social Development of the Russian Federation to recover losses incurred by "CenterTelecom" OJSC in relation to privileges granted by Tambov affiliated branch of "CenterTelecom" OJSC on payment for communication services to veterans in 2004. The amount of the action is **RUR 26,713 thos.** Judgment of the court of first instance dated November 08, 2005 satisfied the claims of "CenterTelecom" OJSC. Act of execution was performed in 2006.

42. In 2005, Kursk affiliated branch of "CenterTelecom" OJSC filed an action with the Arbitration Court of Kursk Region against the Russian Federation represented by the Ministry of Finance of the Russian Federation to recover losses incurred by "CenterTelecom" OJSC in 2002 in relation to privileges granted by Kursk affiliated branch of "CenterTelecom" OJSC on payment for communication services to disabled persons. The amount of the action is **RUR 8,804 thos.** Judgment of the court of first instance dated October 24, 2005 satisfied the claims of "CenterTelecom" OJSC. Act of execution was performed in 2006.

43. In 2005, Kursk affiliated branch of "CenterTelecom" OJSC filed an action with the Arbitration Court of Kursk Region against the Russian Federation represented by the Ministry of Health Care and Social Development of the Russian Federation to recover losses incurred by "CenterTelecom" OJSC in 2002 in relation to privileges granted by Kursk affiliated branch of "CenterTelecom" OJSC on payment for communication services to veterans. The amount of the action is **RUR 10,257 thos.** The actions were satisfied. "CenterTelecom" OJSC received act of execution, however on May 22, 2006, the Ministry of Health Care and Social Development of the Russian Federation filed a cassation appeal. The court of cassation rescinded the judgment of the court of first instance and referred the case for reconsideration.

44. In 2005, Vladimir affiliated branch of "CenterTelecom" OJSC filed an action with the Arbitration Court of Vladimir Region against the Russian Federation represented by the Ministry of Finance of the Russian Federation, and the Ministry of Labor and Social Development of the Russian Federation to recover losses incurred by "CenterTelecom" OJSC in relation to privileges granted by Vladimir affiliated branch of "CenterTelecom" OJSC on payment for communication services to veterans. The amount of the action is **RUR 12,262 thos.** The action was satisfied in part: losses in the

amount of **RUR 10,391 thos.** were recovered for the benefit of "CenterTelecom" OJSC. Claim to recover VAT in the amount of RUR 1,871 thos. was dismissed. Act of execution was performed in 2006.

45. In 2005, an action was filed with the Arbitration Court of Moscow on behalf and for the benefit of "CenterTelecom" OJSC against the Russian Federation represented by the Ministry of Labor and Social Development of the Russian Federation to recover losses incurred by "CenterTelecom" OJSC in 2004 in relation to privileges granted by Bryansk affiliated branch of "CenterTelecom" OJSC on payment for communication services to veterans. The amount of the action is **RUR 29,521 thos.** Judgment of the Arbitration Court of Moscow dated June 15, 2006 satisfied the action. Act of execution was issued.

46. In 2005, 5 actions were filed on behalf and for the benefit of "CenterTelecom" OJSC against the Russian Federation represented by the Ministry of Labor and Social Development of the Russian Federation to recover losses incurred by "CenterTelecom" OJSC in relation to privileges granted by Belgorod affiliated branch of "CenterTelecom" OJSC on payment for communication services to veterans and disabled persons in 2003-2004. The total amount of the actions is **RUR 77,136 thos.**

The result of the actions consideration is the following:

1 action for the amount of RUR 8, 312 thos. was satisfied in full by judgment of the arbitration court dated February 06, 2006. Act of execution was issued;

1 action for the amount of RUR 10,628 thos. was satisfied in part by judgment of the arbitration court dated May 05, 2006. Claims in part of the action for the amount of RUR 1,771 thos. were dismissed. Order of the court of appeal dated September 19, 2006 rescinded the judgment of the court of first instance and satisfied the claims of "CenterTelecom" OJSC in full. Act of execution was performed in 2006;

1 action for the amount of RUR 27,983 thos. was satisfied in part for the amount of RUR 22,946 thos. by judgment of the arbitration court dated May 05, 2006. Claims in part of the action for the amount of RUR 5,037 thos. were dismissed. Order of the court of appeal dated September 19, 2006 rescinded the judgment of the court of first instance and satisfied the claims of "CenterTelecom" OJSC in full;

1 action for the amount of RUR 19,343 thos. was satisfied in part for the amount of RUR 15,861 thos. Claims in part of the action for the amount of RUR 3,482 thos. were dismissed. Order of the court of appeal dated September 19, 2006 rescinded the judgment of the court of first instance and satisfied the claims of "CenterTelecom" OJSC in full;

- 1 action for the amount of RUR 10,870 thos. was satisfied. Act of execution was issued.

47. In 2005, Tver affiliated branch of "CenterTelecom" OJSC filed an action with the Arbitration Court of Tver Region against the Department for Social Security of the Administration of Tver Region and the Ministry of Finance of Russia to recover losses incurred by "CenterTelecom" OJSC in relation to privileges granted by Tver affiliated branch of "CenterTelecom" OJSC on payment for communication services in accordance with the Federal Law of the Russian Federation "About Social Security of Disabled Persons". The amount of the action is **RUR 7,756 thos.** The action was satisfied by judgment of the Arbitration Court of Tver Region dated February 02, 2006. Act of execution was issued.

48. In 2005, Tver affiliated branch of "CenterTelecom" OJSC filed an action with the Arbitration Court of Tver Region against the Department for Social Security of the Administration of Tver Region and the Ministry of Finance of Russia to recover losses incurred by "CenterTelecom" OJSC in relation to privileges granted by Tver affiliated branch of "CenterTelecom" OJSC on payment for communication services in accordance with the Federal Law of the Russian Federation "About Veterans". The amount of the action is **RUR 24,705 thos.** The claims were satisfied by judgment of the Arbitration Court of Tver Region dated February 20, 2006, for the total amount of RUR 20,937 thos. and dismissed in part of VAT recovery for the amount of RUR 3,768 thos. Act of execution was issued for the amount of RUR 20,937 thos.

49. In 2006, Tver affiliated branch of "CenterTelecom" OJSC filed an action with the Arbitration Court of Tver Region against the Department for Social Security of the Administration of Tver Region and the Ministry of Finance of Russia to recover losses incurred by "CenterTelecom" OJSC in relation to privileges granted by Tver affiliated branch of "CenterTelecom" OJSC on payment for communication services in accordance with the Federal Law of the Russian Federation

"About Veterans". The amount of the action is **RUR 13,874 thos.** As of the end of the reporting quarter, the action is pendent.

50. In 2006, Tver affiliated branch of "CenterTelecom" OJSC filed an action with the Arbitration Court of Tver Region against the Department for Social Security of the Administration of Tver Region and the Ministry of Finance of Russia to recover losses incurred by "CenterTelecom" OJSC in relation to privileges granted by Tver affiliated branch of "CenterTelecom" OJSC on payment for communication services in accordance with the Federal Law of the Russian Federation "About Veterans". The amount of the action is **RUR 6,055 thos.** As of the end of the reporting quarter, the action is pendent.

51. In 2005, Verkhnevolzhsky affiliated branch of "CenterTelecom" OJSC filed an action with the arbitration court against the Ministry of Finance of the Russian Federation to recover losses incurred by "CenterTelecom" OJSC in relation to privileges granted by Verkhnevolzhsky affiliated branch of "CenterTelecom" OJSC on payment for communication services to certain categories of individuals. The amount of the action is **RUR 6,411 thos.** The claims were dismissed. Orders of appeals and cassation instances let the judgment of the court of first instance stand.

52. In 2005, Verkhnevolzhsky affiliated branch of "CenterTelecom" OJSC filed an action with the arbitration court against the Ministry of Finance of the Russian Federation to recover losses incurred by "CenterTelecom" OJSC in relation to privileges granted by Verkhnevolzhsky affiliated branch of "CenterTelecom" OJSC on payment for communication services to certain categories of individuals. The amount of the action is **RUR 6,498 thos.** The claims were dismissed. Orders of appeals and cassation instances let the judgment of the court of first instance stand.

53. In 2005, Verkhnevolzhsky affiliated branch of "CenterTelecom" OJSC filed an action with the arbitration court against the Ministry of Finance of the Russian Federation to recover losses incurred by "CenterTelecom" OJSC in relation to privileges granted by Verkhnevolzhsky affiliated branch of "CenterTelecom" OJSC on payment for communication services to certain categories of individuals. The amount of the action is **RUR 28,711 thos.** The claims of "CenterTelecom" OJSC were satisfied. Act of execution was performed in 2006.

54. In 2005, Verkhnevolzhsky affiliated branch of "CenterTelecom" OJSC filed an action with the arbitration court against the Ministry of Finance of the Russian Federation to recover losses incurred by "CenterTelecom" OJSC in relation to privileges granted by Verkhnevolzhsky affiliated branch of "CenterTelecom" OJSC on payment for communication services to certain categories of individuals. The amount of the action is **RUR 34,904 thos.** Judgment of the court of first instance satisfied the action for the amount of RUR 25,012 thos.; claims on recovery of VAT for the amount of RUR 9,892 thos. were dismissed. Orders of appeals and cassation instances let the judgment of the court of first instance stand.

55. Voronezh affiliated branch of "CenterTelecom" OJSC filed an action with the Arbitration Court of Voronezh Region against the Ministry of Finance of the Russian Federation to recover losses incurred by "CenterTelecom" OJSC in relation to privileges granted by Voronezh affiliated branch of "CenterTelecom" OJSC on payment for communication services to certain categories of individuals in accordance with the Federal Law of the Russian Federation "About Veterans" in 2004. The amount of the action is **RUR 27,310 thos.** Court judgment satisfied the action on May 23, 2006. Order of the court of cassation instance dated September 08, 2006 rescinded the judgment of the court of first instance and referred the case for reconsideration to the court of first instance.

56. Voronezh affiliated branch of "CenterTelecom" OJSC filed an action with the Arbitration Court of Voronezh Region against the Ministry of Finance of the Russian Federation to recover losses incurred by "CenterTelecom" OJSC in relation to privileges granted by Voronezh affiliated branch of "CenterTelecom" OJSC on payment for communication services to certain categories of individuals in accordance with the Federal Law of the Russian Federation "About Social Security of Disabled Persons in the Russian Federation" in 2004. The amount of the action is **RUR 37,808 thos.** The action was satisfied by the court judgment on July 06, 2006. Cassation instance rescinded the judgment of the court of first instance and referred the case for reconsideration.

57. Ryazan affiliated branch of "CenterTelecom" OJSC filed an action with the arbitration court against the Russian Federation represented by the Ministry of Finance of the Russian Federation, the Department for Labor and Social Security of Ryazan Region, and the Department for Social Security of Ryazan to recover losses incurred by "CenterTelecom" OJSC in relation to privileges granted by Ryazan affiliated branch of "CenterTelecom" OJSC on payment for communication services to certain categories of individuals in accordance with the Federal Law of the

Russian Federation "About Social Security of Disabled Persons in the Russian Federation" in 2003-2004. Initially, the action was raised for the amount of RUR 23,194 thos. Subsequently, the amount of claims was increased by RUR 7,295 RUR At present, the amount of the action makes **RUR 23,201 thos.** Court judgment dated November 02, 2006 satisfied the action for the amount of RUR 19,656 thos. and dismissed the claims for VAT for the amount of RUR 3,545 thos.

58. Kursk affiliated branch of "CenterTelecom" OJSC filed an action with the arbitration court against the Russian Federation represented by the Ministry of Finance of the Russian Federation to recover losses incurred by "CenterTelecom" OJSC in relation to privileges granted by Kursk affiliated branch of "CenterTelecom" OJSC on payment for communication services to certain categories of individuals in accordance with the Federal Law of the Russian Federation "About Social Security of Disabled Persons in the Russian Federation" in 2003. The amount of the action is **RUR 12,471 thos.** Judgment of the court of first instance satisfied the action for the amount of RUR 10,392 thos. and dismissed the claims for VAT in the amount of RUR 2,079 thos. The appeal is pendent.

59. In 2006, an action was filed with the Arbitration Court of Moscow on behalf and for the benefit of "CenterTelecom" OJSC against the Russian Federation to recover losses incurred by "CenterTelecom" OJSC in 2001-2002 in relation to privileges granted by Oryol affiliated branch of "CenterTelecom" OJSC on payment for communication services in accordance with the Federal Laws "About Veterans» and "About Social Security of Disabled Persons in the Russian Federation". The amount of the action is **RUR 13,384 thos.** The action is pendent.

60. In 2006, an action was filed with the Arbitration Court of Moscow on behalf and for the benefit of "CenterTelecom" OJSC against the Russian Federation to recover losses incurred by "CenterTelecom" OJSC in 2003 in relation to privileges granted by Oryol affiliated branch of "CenterTelecom" OJSC on payment for communication services in accordance with the Federal Law "About Veterans". The amount of the action is **RUR 9,390 thos.** The action is pendent.

61. In 2006, an action was filed with the Arbitration Court of Moscow on behalf and for the benefit of "CenterTelecom" OJSC against the Russian Federation to recover losses incurred by "CenterTelecom" OJSC in 2003 in relation to privileges granted by Oryol affiliated branch of "CenterTelecom" OJSC on payment for communication services in accordance with the Federal Law "About Social Security of Disabled Persons in the Russian Federation". The amount of the action is **RUR 10,600 thos.** The action is pendent.

62. In 2006, an action was filed with the Arbitration Court of Moscow on behalf and for the benefit of "CenterTelecom" OJSC against the Russian Federation to recover losses incurred by "CenterTelecom" OJSC in 2004 in relation to privileges granted by Oryol affiliated branch of "CenterTelecom" OJSC on payment for communication services in accordance with the Federal Law "About Veterans". The amount of the action is **RUR 10,849 thos.** The action is pendent.

63. In 2006, an action was filed with the Arbitration Court of Moscow on behalf and for the benefit of "CenterTelecom" OJSC against the Russian Federation to recover losses incurred by "CenterTelecom" OJSC in 2004 in relation to privileges granted by Oryol affiliated branch of "CenterTelecom" OJSC on payment for communication services in accordance with the Federal Law "About Social Security of Disabled Persons in the Russian Federation". The amount of the action is **RUR 14,841 thos.** The action is pendent.

64. In 2006, an action was filed with the Arbitration Court of Moscow on behalf and for the benefit of "CenterTelecom" OJSC against the Russian Federation to recover losses incurred by "CenterTelecom" OJSC in relation to privileges granted by Tula affiliated branch of "CenterTelecom" OJSC on payment for communication services in accordance with the Federal Law "About Veterans". The amount of the action is **RUR 42,372 thos.** The action is pendent.

65. In 2006, an action was filed with the Arbitration Court of Moscow on behalf and for the benefit of "CenterTelecom" OJSC against the Russian Federation to recover losses incurred by "CenterTelecom" OJSC in 2002 in relation to privileges granted by Belgorod affiliated branch of "CenterTelecom" OJSC on payment for communication services in accordance with the Federal Laws "About Veterans", "About Social Security of Disabled Persons in the Russian Federation", the Law of the Russian Federation "About Status of the Heroes of the Soviet Union, Heroes of the Russian Federation, and Full Holders of the Glory Order". The amount of the action is **RUR 7,891 thos.** The action is pendent.

VIII. Additional information about the Issuer and issue securities placed by it

8.1. Additional information about the Issuer

8.1.1. Information about size, structure of authorized (share) capital (unit fund) of the Issuer

The amount of the Company's authorized capital:
RUR 6,311,998,965
Breakdown of the authorized capital by categories of shares:
Ordinary shares:
total nominal value: ***RUR 4,734,020,499***
share of the authorized capital: *75.000337 %*
Preference shares, type A:
total nominal value: ***RUR 1,577,978,466***
share of the authorized capital: *24.999663 %*

Some of the Issuer's shares are circulating outside the Russian Federation in the form of **Level 1 American Depositary Receipts (ADRs).**

Category (type) of shares circulating outside the Russian Federation: ***ordinary registered shares***
Percentage of shares circulating outside the Russian Federation of the total number of shares of the relevant category (type): *2.66 %*
Name, location of the foreign issuer, securities of which certify the rights to the Issuer's shares of the relevant category (type): ***J.P. Morgan Chase Bank (Trinity Tower 9 Tomas More Street London EIWIYT United Kingdom) acts as Depositary Bank on the ADR Program.***
Brief description of the program (program type) on issue of the foreign issuer's securities, which certify the rights to the Issuer's shares of the relevant category (type): ***Level I ADR***
Data on authorization of the federal executive body for the securities market on admission of the Issuer's shares of the relevant category (type) to circulation outside the Russian Federation (if applicable):

Authorization on shares circulation abroad is issued in accordance with the Decree of the Federal Securities Commission of Russia No.03-17/ps dated April 1, 2003. By the moment, the following authorizations for admission of the shares of "CenterTelecom" OJSC to circulation outside the Russian Federation have been obtained:

- ***Order of the Federal Securities Commission of Russia dated August 16, 2001, No. 702-r for the Level I ADR Program on 334,185 Company's ordinary shares;***
- ***Order of the Federal Securities Commission of Russia dated March 18, 2002, No. 323/r for the Level I ADR Program on 334,185,000 Company's ordinary shares (in relation to share split);***
- ***Order of the Federal Securities Commission of Russia dated December 24, 2002, No. 1818/r for the Level I ADR Program on circulation of 802,00,000 Company's ordinary shares (in relation to affiliation of 16 telecommunications companies in Central Region to "Central Telecommunication Company" OJSC);***
- ***Order of the Federal Financial Market Service of Russia dated January 19, 2005, No. 05-58/pz-i for the Level I ADR Program on 623,312,699 ordinary shares (document effective as of the end of the reporting quarter).***

Name of the foreign trading arranger(s), through which the foreign issuer's securities that certify the rights to the Issuer's shares circulate (if such circulation exists): ***Level I ADRs on ordinary shares of "CenterTelecom" OJSC are traded on the US over-the-counter market (CRMUY), the Berlin (CRMUy.BE) and Frankfurt (CRMUy.F) stock exchanges.***
Other data about the Issuer's shares circulation outside the Russian Federation to be specified by the Issuer at its discretion:

The Level I American Depository Receipt (ADR) Program on ordinary shares of "CenterTelecom" OJSC was registered on August 22, 2001, by the US Securities and Exchange Commission.

One depository receipt represents 100 Company's ordinary shares.

8.1.2. Information about changes in the amount of the Issuer's authorized (share) capital (unit fund)

Data on changes in the amount of the Issuer's authorized capital over 5 last financial years ended:

Amount of the authorized capital, RUR (as of the beginning of the period)	Structure of the authorized capital (as of the beginning of the period)	Name of the Issuer's management body that resolved to change the amount of the authorized capital	Date and Number of Minutes of Meeting of the management body, that resolved to change the amount of the authorized capital	Amount of the authorized capital after change, RUR
2001				
185,589,300	Ordinary shares: total nominal value (RUR): 135,480,300 share of the authorized capital: 73.00006 % Preference shares, type B: total nominal value (RUR): 3,711,600 share of the authorized capital: 1.9999 % Preference shares, type A: total nominal value (RUR): 46,397,400 share of the authorized capital: 25.00004 %	-	-	185,589,300
2002				
185,589,300.0	Ordinary shares: total nominal value (RUR): 135,480,300 share of the authorized capital: 73.00006 % Preference shares, type B: total nominal value (RUR): 3,711,600 share of the authorized capital: 1.9999 % Preference shares, type A: total nominal value (RUR): 46,397,400 share of the authorized capital: 25.00004 %	Board of Directors of "Central Telecommunication Company" Open Joint Stock Company	29.07.2002 Minutes of Meeting No. 6	631,199,896.5
2003				
631,199,896.5	Ordinary shares: total nominal value (RUR): 473 402 049,9	-	-	631,199,896.5

	share of the authorized capital: 75,000337 % Preference shares, type A: total nominal value (RUR): 157,797,846.6 share of the authorized capital: 24.999663 %			
2004				
631,199,896.5	Ordinary shares: total nominal value (RUR): 473402 049,9 share of the authorized capital: 75.000337 % Preference shares, type A: total nominal value (RUR): 157,797,846.6 share of the authorized capital: 24.999663 %	-	-	631,199,896.5
2005				
631,199,896.5	Ordinary shares: total nominal value (RUR): 473,402,049.9 share of the authorized capital: 75.000337 % Preference shares, type A: total nominal value (RUR): 157,797,846.6 share of the authorized capital: 24.999663 %	Annual General Shareholder Meeting of "Central Telecommunication Company" Open Joint Stock Company	11.06.2004 Minutes of Meeting No. 12	6 311,998,965.0

8.1.3. Information about creation and use of the Issuer's reserve fund and other funds

In accordance with Article 10 of the Company's Articles of Association:

«10. The Company's funds

10.1. The Company creates reserve fund in the amount of 5 percent of the Company's authorized capital.

The Company's reserve fund is formed through mandatory annual allocation of at least 5 percent of the Company's net profit until the amount of the fund specified in this clause is reached.

The reserve fund is intended for covering the Company's losses, as well as redemption of the Company's bonds and shares in case of lack of other funds. The reserve fund may not be used for other purposes.

10.2. The Company may make a decision by a resolution of the General Shareholder Meeting on the issue referred to in sub-clause 13, 13.2 of this Articles of Association to create other funds, including the Company's employee share ownership fund. Resources of the share ownership fund shall be spent exclusively to acquire the Company's shares sold by the Company's shareholder for their further placement with the employees.

In case of providing the Company's employees with shares acquired on account of the Company's employee share ownership fund for value, the money gained shall be used for creation of the said fund.

The procedure for creation, spending the fund's resources, its purpose shall be defined by the Provisions on the Share Ownership Fund to be approved by the Company's Board of Directors".

Information about the amounts of the funds, as well as the amount of used resources of the funds will be furnished upon preparation of the company's financial statements for 2006, i.e. in the quarterly report for the 1st quarter of 2007.

8.1.4. Information about procedure for convocation and holding of the Issuer's supreme management body meeting

Name of the Issuer's supreme management body: ***General Shareholder Meeting***

Procedure for notification of shareholders of the Issuer's supreme management body meeting:

Notice of the general shareholder meeting must be given not later than 30 days prior to its date.

If the proposed agenda of an extraordinary general shareholder meeting includes an issue on election of the Company's Board of Directors, notice of the extraordinary general shareholder meeting must be given not later than 50 days prior to its date.

If an extraordinary general shareholder meeting is convened upon request of the Company's Inspection Committee, the Company's auditor or shareholder(s), who own at least 10 percent of the Company's voting shares, notice of the extraordinary general shareholder meeting must be given not later than 20 days prior to its date.

Notice of the general shareholder meeting must be given to every person specified in the list of persons entitled to participate in the general shareholder meeting in time specified, by registered mail or handed to every of the above said persons against receipt, or published in "Rossiyskaya Gazeta".

Persons (bodies) that are entitled to convene (request holding) an extraordinary meeting of the Issuer's supreme management body, as well as procedure for such requests submission (presentation):

- the Board of Directors upon its own initiative;
- the Company's Inspection Committee;
- the Company's Auditor;
- Shareholder(s) who own at least 10 percent of the Company's voting shares as of the date of request.

Request on convocation of an extraordinary general meeting may be presented by:

- mail to the address (location) of the Company's sole executive body specified in the unified state register of legal bodies;
- serving against receipt to a person who acts for the Company's sole executive body, Chairman of the Company's Board of Directors; Company's Corporate Secretary; or another person authorized to receive written correspondence addressed to the Company;
- facsimile.

1. A request on an extraordinary general shareholder meeting convocation must include information provided for by Article 55 of the Federal Law "About Joint Stock Companies". Proposals on nominees to the Company's bodies to be elected by the general shareholder meeting included in the request on convocation of the extraordinary general shareholder meeting are governed by the relevant requirements of Article 53 of the Federal Law "About Joint Stock Companies".
2. Percentage of the voting shares owned by the shareholder(s) requiring convocation of the extraordinary shareholder meeting is determined as of the date of such request.
3. If a request on convocation of an extraordinary general meeting is signed by a shareholder's representative, a power of attorney must be attached to such a request (a copy of the power of attorney certified in the existing procedure) containing data about the principal and the representative, which in accordance with the Federal Law "About Joint Stock Companies" must be included in the proxy card executed in accordance with the requirements of the Federal Law "About Joint Stock Companies" to execution of proxy card.

4. If a request on convocation of an extraordinary general meeting is signed by the shareholder(s), right to the shares of whom are accounted on the securities account with the depositary, a statement on the shareholder's securities account with the depositary that accounts the rights to the said shares must be attached to such request.
5. If a request on convocation of an extraordinary general meeting is sent by a simple letter or other simple mail, the date of such request is the date as per postmark confirming the date of the mail receipt, and if the request on convocation of an extraordinary general meeting is sent by registered mail or other certified mail – the date of serving the mail to the addressee against receipt.
6. If a request on convocation of an extraordinary general meeting is served against receipt, the date of the request is the date of serving.
7. If a request on convocation of an extraordinary general meeting is sent by facsimile, the date of the request is the date of the Company's receipt of the facsimile message in the procedure provided for by paragraph 2. of this clause.
8. A facsimile message with the request must be sent to the Company's fax number and received by the Company before official business day end in the Company. Name of the person who sent the message, date and time of its transmission, as well as the name of the person who received the message should be specified on the facsimile message copy. The person who sent the message is obliged to require confirmation of the message receipt, and the person who received the message is obliged to confirm receipt by a return facsimile message.
9. When the Company receives the original request sent by facsimile, the date of proposal or request is the date of the Company's receipt of the facsimile message.
10. Requests on convocation of an extraordinary general shareholder meeting received by the Company may be revoked by the persons who submitted the request. Such revocation must be sent by any means provided for in paragraph 1 for requests. In such a case, the date of revocation receipt is the date of the Company's receipt of the mail, the date of revocation serving, or the date of the Company's receipt of a facsimile message.

Procedure to determine the date of the Issuer's supreme management body meeting:

Determination of the date and procedure for general shareholder meeting holding is an exclusive competence of the Board of Directors.

1) Annual general shareholder meeting is held not earlier than two months prior to and not later than six months after the financial year end.

2) An extraordinary general shareholder meeting convened upon request of the Company's Inspection Committee, the Company's auditor or shareholder(s) who own at least 10 percent of the Company's voting shares must be held within 40 days as from the moment of request on holding the extraordinary general shareholder meeting.

3) An extraordinary general shareholder meeting convened upon request of the Company's Inspection Committee, the Company's auditor or shareholder(s) who own at least 10 percent of the Company's voting shares, agenda of which includes an issue on election of the Company's Board of Directors members must be held within 70 days as from the moment of request on holding the extraordinary general shareholder meeting.

4) If the number of the Company's Board of Directors members becomes fewer than the quorum for the Company's Board of Directors meeting, an extraordinary general shareholder meeting convened upon resolution of the Company's Board of Directors on its own initiative to resolve on election of the Company's Board of Directors, must be held within 70 days as from the date of the resolution on its holding adopted by the Company's Board of Directors.

5) Save as specified in clause 4, an extraordinary general shareholder meeting convened upon resolution of the Company's Board of Directors on its own initiative to resolve on any issues referred to the competence of the general shareholder meeting, including issues on:

- termination of powers of the Company's Board of Directors and election of the Company's Board of Directors (if the number of the Company's Board of Directors members is fewer than the quorum for the Company's Board of Directors meetings),

- election of the Company's Board of Directors (if the Board of Directors was not elected for any reason),

is held in time to be determined by the Company's Board of Directors taking into account the requirements of the acting laws and the Company's Articles of Association.

Persons entitled to make proposals on agenda of the Issuer's supreme management body meeting:

Shareholders who own at least 25 of the Company's voting shares are entitled to make proposals on agenda of shareholder meeting.

Procedure for making proposals on agenda of the Issuer's supreme management body meeting:

1. Proposals on issues to be included in agenda of the annual general shareholder meeting and proposals on nominees to the Company's bodies to be elected by the general shareholder meeting may be made and request on holding an extraordinary general meeting may be submitted by:

- mail to the address (location) of the Company's sole executive body specified in the unified state register of legal bodies;
- serving against receipt to a person who acts for the Company's sole executive body, Chairman of the Company's Board of Directors; Company's Corporate Secretary; or another person authorized to receive written correspondence addressed to the Company;
- facsimile.

2. A proposal on issues to be included in agenda of the annual general shareholder meeting and proposals on nominees to the Company's bodies to be elected by the general shareholder meeting must include information provided for by Article 53 of the Federal Law "About Joint Stock Companies". A request on an extraordinary general shareholder meeting convocation must include information provided for by Article 55 of the Federal Law "About Joint Stock Companies". A proposal on nominees to the Company's bodies to be elected by the general shareholder meeting included in the request on convocation of the extraordinary general shareholder meeting are governed by the relevant requirements of Article 53 of the Federal Law "About Joint Stock Companies".

3. A proposal on agenda of the annual general shareholder meeting, proposal on nominees to the Company's bodies to be elected by the general shareholder meeting, and request on convocation of the extraordinary general meeting shall be deemed to be made by the shareholders who (whose representatives) have signed them.

4. Percentage of the voting shares owned by the shareholder(s) making a proposal on agenda of the annual general shareholder meeting and/or nominees to the Company's bodies to be elected by the general shareholder meeting is determined as of the date of such request.

Percentage of the voting shares owned by the shareholder(s) requiring convocation of the extraordinary shareholder meeting is determined as of the date of such request.

5. If a proposal on agenda of the annual general shareholder meeting, proposal on nominees to the Company's bodies to be elected by the general shareholder meeting, or request on convocation of an extraordinary general meeting is signed by a shareholder's representative, a power of attorney (a copy of the power of attorney certified in the existing procedure) must be attached to such a proposal (request) containing data about the principal and the representative, which in accordance with the Federal Law "About Joint Stock Companies" must be included in the proxy card executed in accordance with the requirements of the Federal Law "About Joint Stock Companies" to execution of proxy card.

6. If a proposal on agenda of the annual general shareholder meeting, proposal on nominees to the Company's bodies to be elected by the general shareholder meeting, or request on convocation of an extraordinary general meeting is signed by the shareholder (shareholder's representative), right to the shares of whom are accounted on the securities account with the depositary, a statement on the shareholder's securities account with the depositary that accounts the rights to the said shares must be attached to such proposal (request).

7. In case of nomination to the Company's Board of Directors, Inspection Committee, a written consent of a nominee and data about the nominee may be attached to the proposal, which data are to be submitted to the persons entitled to participate in the general meeting in preparation for the general meeting.

8. If a proposal on agenda of the annual general meeting or proposal on nominees to the Company's bodies to be elected by the general shareholder meeting is sent by mail, the date of such proposal is the date as per postmark confirming the date of the mail sending.

If a request on convocation of an extraordinary general meeting is sent by a simple letter or other simple mail, the date of such request is the date as per postmark confirming the date of the mail receipt, and if the request on convocation of an extraordinary general meeting is sent by registered mail or other certified mail – the date of serving the mail to the addressee against receipt.

9. If a proposal on agenda of the annual general meeting, proposal on nominees to the Company's bodies to be elected by the general shareholder meeting, or request on convocation of an extraordinary general meeting is served against receipt, the date of the request is the date of serving.

10. If a proposal on agenda of the annual general meeting, proposal on nominees to the Company's bodies to be elected by the general shareholder meeting, or request on convocation of an extraordinary general meeting is sent by facsimile, the date of such proposal or request is the date of the Company's receipt of the facsimile message in the procedure provided for by paragraph 2 of this clause.

A facsimile message with the proposal or request must be sent to the Company's fax number and received by the Company before official business day end in the Company. Name of the person who sent the message, date and time of its transmission, as well as the name of the person who received the message should be specified on the facsimile message copy. The person who sent the message is obliged to require confirmation of the message receipt, and the person who received the message is obliged to confirm receipt by a return facsimile message.

When the Company receives the original proposal or request sent by facsimile, the date of proposal or request is the date of the Company's receipt of the facsimile message.

11. The Company's Board of Directors is obliged to consider the received proposals on agenda of the annual general shareholder meeting or proposals on nominees to the Company's bodies to be elected by the general shareholder meeting and make relevant decisions not later than five days after deadline for proposals specified by the Company's Articles of Association.

Proposals on agenda of the annual general shareholder meeting or proposals on nominees to the Company's bodies to be elected by the general shareholder meeting received by the Company after the time for proposals consideration are also considered by the Board of Directors in the procedure stipulated by the acting laws.

12. Proposals on agenda of the annual general meeting, proposals on nominees to the Company's bodies to be elected by the general shareholder meeting, and requests on convocation of an extraordinary general shareholder meeting received by the Company may be revoked by the persons who made the proposal and submitted the request. Such revocation must be sent by any means provided for in paragraph 1 for proposals and requests. In such a case, the date of revocation receipt is the date of the Company's receipt of the mail, the date of revocation serving, or the date of the Company's receipt of a facsimile message.

Persons entitled to familiarization with information (materials) submitted for preparation and holding of the Issuer's supreme management body meeting:

Persons who are entitled to participate in the general shareholder meeting.

The list of persons entitled to participate in the general shareholder meeting is made based on the data of the Company's shareholder register.

Procedure for familiarization with information (materials) submitted for preparation and holding of the Issuer's supreme management body meeting:

- at location of the Company's executive bodies;
- during the general shareholder meeting at the place where it is held;
- in other places specified in notice of the shareholder meeting;
- upon request of a shareholder within not more than five days;
- at location of the sole executive body: rooms 401, 402, bld. 2, 6 Degtyarny per., Moscow

- on the Company's web-site: *www.centertelecom.ru*

8.1.5. Information about profit organizations, in which the Issuer owns at least 5 percent of the authorized (share) capital (unit fund), or at least 5 percent of ordinary stock

The list of profit organizations, in which, as of the reporting quarter end, the Issuer owns at least 5 percent of the authorized (share) capital (unit fund), or at least 5 percent of ordinary stock:

1. Full and abbreviated trade name: ***Russian Telecommunication Network Open Joint Stock Company; RTS OJSC***
Location: 2/15 Maroseika, Moscow, 101000
The Issuer's share in the profit organization's authorized (share) capital (unit fund): ***100 %***
The profit organization's share in the Issuer's authorized (share) capital (unit fund): ***none***
Share of the Issuer's ordinary stock owned by the profit organization: ***none***

2. Full and abbreviated trade name: ***ATS Closed Joint Stock Company; ATS CJSC***
Location: ***22-A Novotorzhksaya str., Tver, 170000***
The Issuer's share in the profit organization's authorized (share) capital (unit fund): ***100%***
The profit organization's share in the Issuer's authorized (share) capital (unit fund): ***0.011396%***
Share of the Issuer's ordinary stock owned by the profit organization: ***0.015194%***

3. Full and abbreviated trade name: ***Teleport Ivanovo Closed Joint Stock Company; Teleport Ivanovo CJSC***
Location: ***90 Tashkentskaya str., Ivanovo, 153032***
The Issuer's share in the profit organization's authorized (share) capital (unit fund): ***100 %***
The profit organization's share in the Issuer's authorized (share) capital (unit fund): ***none***
Share of the Issuer's ordinary stock owned by the profit organization: ***none***

4. Full and abbreviated trade name: ***Vladimir-Teleservice Closed Joint Stock Company; Vladimir-Teleservice CJSC***
Location: ***20 Gorokhovaya str., Vladimir, 600017***
The Issuer's share in the profit organization's authorized (share) capital (unit fund)***: 100%***
Share of the profit organization's ordinary stock held by the Issuer: ***100 %***
The profit organization's share in the Issuer's authorized (share) capital (unit fund): ***none***
Share of the Issuer's ordinary stock owned by the profit organization: ***none***

5. Full and abbreviated trade name: ***Mobilcom Limited Liability Company; Mobilcom LLC***
Location: ***17 Mira str., Vladimir, 600017***
The Issuer's share in the profit organization's authorized (share) capital (unit fund): ***100 %***
The profit organization's share in the Issuer's authorized (share) capital (unit fund): ***none***
Share of the Issuer's ordinary stock owned by the profit organization: ***none***

6. Full and abbreviated trade name: ***Telecom-Terminal Limited Liability Company; Telecom-Terminal LLC***
Location: ***13 Lenina prospect, Ivanovo, 153000***
The Issuer's share in the profit organization's authorized (share) capital (unit fund): ***100%***
The profit organization's share in the Issuer's authorized (share) capital (unit fund): ***none***
Share of the Issuer's ordinary stock owned by the profit organization: ***none***

7. Full and abbreviated trade name: ***Telecom-Stroy Limited Liability Company; Telecom-Stroy LLC***
Location: ***9 3rd Balinskaya str., Ivanovo, 153521***
The Issuer's share in the profit organization's authorized (share) capital (unit fund): ***100%***
The profit organization's share in the Issuer's authorized (share) capital (unit fund): ***none***

Share of the Issuer's ordinary stock owned by the profit organization: ***none***

8. Full and abbreviated trade name: ***TverTelecom Limited Liability Company; TverTelecom LLC***
Location: ***24 Novotorzhskaya str., Tver, 170000***
The Issuer's share in the profit organization's authorized (share) capital (unit fund): *85%*
The profit organization's share in the Issuer's authorized (share) capital (unit fund): ***none***
Share of the Issuer's ordinary stock owned by the profit organization: ***none***

9. Full and abbreviated trade name: ***CenterTelecomService Closed Joint Stock Company; CTCS CJSC***
Location: ***23 Proletarskaya str., Khimki, Moscow Region, 141400***
The Issuer's share in the profit organization's authorized (share) capital (unit fund): *74.9%*
Share of the profit organization's ordinary stock held by the Issuer: *74.9 %*
The profit organization's share in the Issuer's authorized (share) capital (unit fund): ***none***
Share of the Issuer's ordinary stock owned by the profit organization: ***none***

10. Full and abbreviated trade name: ***Svyaz-Service-Irga Production and Commissioning Enterprise Limited Liability Company; Svyaz-Service-Irga PVP LLC***
Location: ***21 Esenina str., Ryazan, 390046***
The Issuer's share in the profit organization's authorized (share) capital (unit fund): *70%*
The profit organization's share in the Issuer's authorized (share) capital (unit fund): ***none***
Share of the Issuer's ordinary stock owned by the profit organization: ***none***

11. Full and abbreviated trade name: ***Vladimirsky Taxophone Limited Liability Company; Vladimirsky Taxophone LLC***
Location: ***32-A Stroitelei prospect, Vladimir, 600000***
The Issuer's share in the profit organization's authorized (share) capital (unit fund): *51%*
The profit organization's share in the Issuer's authorized (share) capital (unit fund): ***none***
Share of the Issuer's ordinary stock owned by the profit organization: ***none***

12. Full and abbreviated trade name: ***TELECOM of Ryazan Region Closed Joint Stock Company; TELECOM of Ryazan Region CJSC***
Location: ***36 Svobody str., Ryazan, 390006***
The Issuer's share in the profit organization's authorized (share) capital (unit fund): *50.9%*
Share of the profit organization's ordinary stock held by the Issuer: *50.9 %*
The profit organization's share in the Issuer's authorized (share) capital (unit fund): ***none***
Share of the Issuer's ordinary stock owned by the profit organization: ***none***

13. Full and abbreviated trade name: ***TeleRoss-Voronezh Closed Joint Stock Company; TeleRoss-Voronezh CJSC***
Location: ***25 Krasnoarmeiskaya str., Voronezh, 394006***
The Issuer's share in the profit organization's authorized (share) capital (unit fund): *50%*
Share of the profit organization's ordinary stock held by the Issuer: *50%*
The profit organization's share in the Issuer's authorized (share) capital (unit fund): ***none***
Share of the Issuer's ordinary stock owned by the profit organization: ***none***

14. Full and abbreviated trade name: ***Rinfotels Telecommunication Company Open Joint Stock Company; Rinfotels Telecommunication Company OJSC***
Location: ***43 Esenina str., Ryazan, 390023***
The Issuer's share in the profit organization's authorized (share) capital (unit fund): *26%*
Share of the profit organization's ordinary stock held by the Issuer: *26%*
The profit organization's share in the Issuer's authorized (share) capital (unit fund): *0.001089%*
Share of the Issuer's ordinary stock owned by the profit organization: ***0.001452%***

15. Full and abbreviated trade name: ***Communication Information Technologies Open Joint Stock Company; Svyazintek OJSC***
Location: ***bld. 2, 55 Plyuschikha str., Moscow, 119121***
The Issuer's share in the profit organization's authorized (share) capital (unit fund): ***18%***
Share of the profit organization's ordinary stock held by the Issuer: ***18%***
The profit organization's share in the Issuer's authorized (share) capital (unit fund): ***none***
Share of the Issuer's ordinary stock owned by the profit organization: ***none***

16. Full and abbreviated trade name: ***OskolTelecom Closed Joint Stock Company; OskolTelecom CJSC***
Location: ***34 Solnechnyi, Stary Oskol, Belgorod Region, 309500***
The Issuer's share in the profit organization's authorized (share) capital (unit fund): ***12.41%***
Share of the profit organization's ordinary stock held by the Issuer: ***12.41%***
The profit organization's share in the Issuer's authorized (share) capital (unit fund): ***0.335147%***
Share of the Issuer's ordinary stock owned by the profit organization: ***0.446861%***

17. Full and abbreviated trade name: ***KOSTARS Insurance Company of Telecommunication Trade Union Closed Joint Stock Company; SK KOSTARS CJSC***
Location: ***42 Leninsky prospect, Moscow, 117119***
The Issuer's share in the profit organization's authorized (share) capital (unit fund): ***9.3%***
Share of the profit organization's ordinary stock held by the Issuer: ***9.3%***
The profit organization's share in the Issuer's authorized (share) capital (unit fund): ***none***
Share of the Issuer's ordinary stock owned by the profit organization: ***none***

18. Full and abbreviated trade name: ***Teleservice Open Joint Stock Company; Teleservice OJSC***
Location: ***119 Leninsky prospect, Voronezh, 394007***
The Issuer's share in the profit organization's authorized (share) capital (unit fund): ***6.60%***
Share of the profit organization's ordinary stock held by the Issuer: ***6.60%***
The profit organization's share in the Issuer's authorized (share) capital (unit fund): ***none***
Share of the Issuer's ordinary stock owned by the profit organization: ***none***

19. Full and abbreviated trade name: ***Comset Open Joint Stock Company; Comset OJSC***
Location: ***7 Mayakovskogo str., Stupino, Moscow Region, 142800,***
The Issuer's share in the profit organization's authorized (share) capital (unit fund): ***5.17%***
Share of the profit organization's ordinary stock held by the Issuer: ***5.17%***
The profit organization's share in the Issuer's authorized (share) capital (unit fund): ***none***
Share of the Issuer's ordinary stock owned by the profit organization: **none**

8.1.6. Information about major deals of the Issuer

Over the last reporting period, the Company performed no major deals (series of related deals), the amount of liabilities on which would make 10 and more percent of the Issuer's assets book value according to its financial statements.

8.1.7. Information about Issuer's credit ratings

1. Item of rating	*Issuer (CenterTelecom OJSC)*
Credit rating as of the last reporting quarter end:	B Stable outlook *(International rating)*
History of credit rating alterations over 5 last financial years ended	Initially assigned on December 14, 2001: CCC Stable outlook

	Altered on April 3, 2003: CCC+ Stable outlook Altered on September 30, 2005: B- Stable outlook Altered on October 26, 2006: B Stable outlook
Full and abbreviated trade name, location of the rating organization	Full name: ***Standard & Poor's International Services, Inc.*** Abbreviated name: ***Standard&Poor's*** Location: ***615 South DuPont Highway, the City of Dover, county of Kent 19901, the State of Delaware, USA***
Brief description of the method for credit rating assignment or web-site address where information about the method for credit rating assignment is freely accessible (published)	Credit rating of borrower companies is comprised of two key components: business analysis and financial portfolio analysis. Company's rating does not come to simple calculation of financial performance. It is also a result of careful examination of fundamental business characteristics, such as country risks, industry structure and growth prospects, company's competitive advantages, regulation system, management, strategy. For more details please visit ***httpp://www.standardandpoors.ru***
2. Item of credit rating	***Issuer, Issuer's securities:*** ***Certificated interest-bearing non-convertible bearer bonds, series 04*** ***State registration No.: 4-19-00194-A*** ***Date of state registration: June 29, 2004***
Credit rating as of the last reporting quarter end:	ruBBB+
History of credit rating alterations over 5 last financial years ended	Initially assigned on August 18, 2004: ruBB+ Altered on September 30, 2005: ruBBB- Altered on October 26, 2006: ruBBB+
Full and abbreviated trade name, location of the rating organization	Full name: ***Standard & Poor's International Services, Inc.*** Abbreviated name: ***Standard&Poor's*** Location: ***615 South DuPont Highway, the City of Dover, county of Kent 19901, the State of Delaware, USA***
Brief description of the method for credit rating assignment or web-site address where information about the method for credit rating assignment is freely accessible (published)	Credit rating of borrower companies is comprised of two key components: business analysis and financial portfolio analysis. Company's rating does not come to simple calculation of financial performance. It is also a result of careful examination of fundamental business characteristics, such as country risks, industry structure and growth prospects, company's competitive advantages, regulation system, management, strategy. For more details please visit ***httpp://www.standardandpoors.ru***
3. Item of credit rating	***Issuer, Issuer's securities*** ***Certificated interest-bearing non-convertible bearer bonds, series 05*** ***State registration No.: 4-20-00194-A*** ***Date of state registration: June 15, 2006***
Credit rating as of the last reporting quarter end:	ruBBB+

History of credit rating alterations over 5 last financial years ended	Initially assigned on June 26, 2006: ruBBB- Altered on October 26, 2006: ruBBB+
Full and abbreviated trade name, location of the rating organization	Full name: ***Standard & Poor's International Services, Inc.*** Abbreviated name: ***Standard&Poor's*** Location: ***615 South DuPont Highway, the City of Dover, county of Kent 19901, the State of Delaware, USA***
Brief description of the method for credit rating assignment or web-site address where information about the method for credit rating assignment is freely accessible (published)	Credit rating of borrower companies is comprised of two key components: business analysis and financial portfolio analysis. Company's rating does not come to simple calculation of financial performance. It is also a result of careful examination of fundamental business characteristics, such as country risks, industry structure and growth prospects, company's competitive advantages, regulation system, management, strategy. For more details please visit ***http://www.standardandpoors.ru***
4. Item of credit rating	***Issuer (CenterTelecom OJSC)***
Credit rating as of the last reporting quarter end:	B- Positive outlook *(Long-term international rating)*
History of credit rating alterations over 5 last financial years ended	Initially assigned on December 8, 2004: B- Negative outlook Altered on June 14, 2006: B- Stable outlook Altered on October 18, 2006: B- Positive outlook
Full and abbreviated trade name, location of the rating organization	Full name: ***Fitch Ratings LTD*** Abbreviated name: ***Fitch*** Location: ***Eldon House, 2 Eldon Street, London EC2M 7UA, England***
Brief description of the method for credit rating assignment or web-site address where information about the method for credit rating assignment is freely accessible (published)	Credit ratings of Fitch reflect opinion on the Issuer's relative capability to perform its financial obligations, such as payment of interest, dividends on preference shares, repayment of principal, settlement of insurance losses, as well as its contractor obligations. Ratings are based on the information obtained directly from issuers, other debtors, underwriters, their experts and from other sources that Fitch considers to be reliable. For more detail please visit:***http://www.fitchratings.ru/***
5. Item of credit rating	***Issuer (CenterTelecom OJSC)***
Credit rating as of the last reporting quarter end:	B *(Short-term international rating)*
History of credit rating alterations over 5 last financial years ended	Initially assigned on December 8, 2004: B
Full and abbreviated trade name, location of the rating organization	Full name: ***Fitch Ratings LTD*** Abbreviated name: ***Fitch*** Location: ***Eldon House, 2 Eldon Street, London EC2M 7UA, England***
Brief description of the method for	Credit ratings of Fitch reflect opinion on the Issuer's

credit rating assignment or web-site address where information about the method for credit rating assignment is freely accessible (published)	relative capability to perform its financial obligations, such as payment of interest, dividends on preference shares, repayment of principal, settlement of insurance losses, as well as its contractor obligations. Ratings are based on the information obtained directly from issuers, other debtors, underwriters, their experts and from other sources that Fitch considers to be reliable. For more detail please visit: ***http://www.fitchratings.ru/***
6. Item of credit rating	***Issuer (CenterTelecom OJSC)***
Credit rating as of the last reporting quarter end:	«BB+(rus)» Positive outlook *(National rating)*
History of credit rating alterations over 5 last financial years ended	Initially assigned on February 21, 2005: «BB(rus)» Stable outlook Altered on June 14, 2006: «BB+(rus)» Stable outlook Altered on October 18, 2006: «BB+(rus)» Positive outlook
Full and abbreviated trade name, location of the rating organization	Full name: ***Fitch Ratings LTD*** Abbreviated name: ***Fitch*** Location: ***Eldon House, 2 Eldon Street, London EC2M 7UA, England***
Brief description of the method for credit rating assignment or web-site address where information about the method for credit rating assignment is freely accessible (published)	Credit ratings of Fitch reflect opinion on the Issuer's relative capability to perform its financial obligations, such as payment of interest, dividends on preference shares, repayment of principal, settlement of insurance losses, as well as its contractor obligations. Ratings are based on the information obtained directly from issuers, other debtors, underwriters, their experts and from other sources that Fitch considers to be reliable. For more detail please visit:***http://www.fitchratings.ru/***
7. Item of credit rating	***Issuer, Issuer's securities*** ***Certificated interest-bearing non-convertible bearer bonds, series 04*** ***State registration No. 4-19-00194-A*** ***Date of state registration: June 29, 2004***
Credit rating as of the last reporting quarter end:	BB+(rus)
History of credit rating alterations over 5 last financial years ended	Initially assigned on February 21, 2005: «BB(rus)» Altered on June 14, 2006: «BB+(rus)»
Full and abbreviated trade name, location of the rating organization	Full name: ***Fitch Ratings LTD*** Abbreviated name: ***Fitch*** Location: ***Eldon House, 2 Eldon Street, London EC2M 7UA, England***
Brief description of the method for credit rating assignment or web-site address where information about the method for credit rating assignment is freely accessible (published)	Credit ratings of Fitch reflect opinion on the Issuer's relative capability to perform its financial obligations, such as payment of interest, dividends on preference shares, repayment of principal, settlement of insurance losses, as well as its contractor obligations. Ratings are based on the information obtained directly from issuers, other debtors, underwriters, their experts and from other sources that Fitch considers to be reliable.

	For more detail please visit: ***http://www.fitchratings.ru/***
8. Item of credit rating	***Issuer, Issuer's securities*** ***Certificated interest-bearing non-convertible bearer bonds, series 05*** ***State registration No.: 4-20-00194-A*** ***Date of state registration: June 15, 2006***
Credit rating as of the last reporting quarter end:	BB+(rus)
History of credit rating alterations over 5 last financial years ended	Initially assigned on October 18, 2006: BB+(rus)
Full and abbreviated trade name, location of the rating organization	Full name: ***Fitch Ratings LTD*** Abbreviated name: ***Fitch*** Location: ***Eldon House, 2 Eldon Street, London EC2M 7UA, England***
Brief description of the method for credit rating assignment or web-site address where information about the method for credit rating assignment is freely accessible (published)	Credit ratings of Fitch reflect opinion on the Issuer's relative capability to perform its financial obligations, such as payment of interest, dividends on preference shares, repayment of principal, settlement of insurance losses, as well as its contractor obligations. Ratings are based on the information obtained directly from issuers, other debtors, underwriters, their experts and from other sources that Fitch considers to be reliable. For more detail please visit: ***http://www.fitchratings.ru/***

8.2. Information about each category (type) of the Issuer's shares

Share category: ***ordinary***
Securities form: ***registered non-certificated***
Nominal value of every share: ***RUR 3***
Number of outstanding shares: ***1,578,006,833***
Number of additional shares, placement of which is in progress: ***none***
Number of declared shares: ***76,166,167***
Number of shares reflected on the Issuer's balance sheet: ***none***
Number of additional shares that may be placed as a result of conversion of placed securities convertible into shares or as a result of exercise of the Issuer's options: ***none***
State registration number of the issue: ***1-04-00194-A***
Date of state registration: ***16.12. 2004***

Rights to which shares entitle their holders:

Article 8 of the Articles of Association of "CenterTelecom" OJSC "Rights and obligations of shareholders who hold ordinary shares":

"8.1. Every Company's ordinary share shall entitle the shareholder who holds it to the equal amount of rights.

8.2. Every shareholder who holds the Company's ordinary shares shall be entitled to:

8.2.1. participate in the Company's general shareholder meeting in the procedure provided for by the acting laws of the Russian Federation;

8.2.2. receive dividends in the procedure provided for by the acting laws of the Russian Federation and this Articles of Association, if they are declared by the Company;

8.2.3. receive a part of the Company's property remaining upon its liquidation in proportion to the number of shares held by such shareholder;

8.2.4. get access to the documents provided for by clause 1, Article 89 of the Federal Law "About Joint Stock Companies" in the procedure provided for by Article 91 of the said Law;

8.2.5. require the Company's registrar to confirm shareholder's rights to the shares through issue of an extract from the Company's shareholder register;

8.2.6. obtain from the Company's registrar information about all entries on its personal account, as well as other information provided for by the legal acts of the Russian Federation that stipulate the procedure for shareholder register keeping;
8.2.7. dispose of the shares held by such shareholder without consent of other shareholders and the Company;
8.2.8. in cases provided for by the acting laws of the Russian Federation, defend his violated civil rights in the court, including recovery of damages from the Company;
8.2.9. require the Company to redeem all or part of the shares owned by the shareholder in cases and in the procedure provided for by the acting laws of the Russian Federation;
8.2.10. sell shares to the Company, if the Company has made a decision to acquire such shares;
8.2.11. require the Company to provide an extract from the list of persons entitled to participate in the general shareholder meeting containing data about the shareholder;
8.2.12. pre-emption acquisition of additional shares placed through open subscription and issue securities convertible into shares in the quantity proportional to the shares held by the shareholder.
8.3. A shareholder holding more than 1 percent of the Company's voting shares shall be entitled to require the Company's registrar to provide him with information about names of shareholders registered in the register, as well as about number, category and nominal value of shares held by them (such information shall be provided without shareholders' addresses).
8.4. Shareholders (shareholder) who hold on the aggregate at least 1 percent of the Company's placed ordinary shares shall be entitled to raise an action against a member of the Company's Board of Directors, Company's General Director, a member of the Company's Management Board, as well as managing organization or manager to recover losses caused to the Company as a result of guilty action (omission) on the part of the said persons.
8.5. Shareholders who hold at least 1 percent of votes at the general shareholder meeting shall be entitled to require the Company to provide them with a list of persons entitled to participate in the meeting. Documents details and mail address of shareholders included in such list shall be provided only with their consent.
8.6. Shareholders (shareholder) who hold on the aggregate at least 2 percent of the Company's voting shares shall be entitled to include issues into agenda of the Company's annual general shareholder meeting and nominate candidates to the Company's management and supervisory bodies to be elected by the general shareholder meeting. When preparing for an extraordinary general shareholder meeting, agenda of which includes election of the Company's Board of Directors, the said shareholders (shareholder) shall be entitled to nominate candidates to the Company's Board of Directors.
8.7. Shareholders (shareholder) who hold on the aggregate at least 10 percent of the Company's voting shares shall be entitled to require the Company's Board of Director to convene an extraordinary general shareholder meeting. If the Company's Board of Directors fails to resolve on convocation of the extraordinary general shareholder meeting within the term specified by the acting laws of the Russian Federation and this Articles of Association or resolves to refuse such convocation, the extraordinary meeting may be convened by the said shareholders.
8.8. Shareholders (shareholder) who hold on the aggregate at least 10 percent of the Company's voting shares shall be entitled at any time to require audit of the Company's financial and business activities.
8.9. Shareholders (shareholder) who hold on the aggregate at least 25 percent of the Company's voting shares shall be entitled to have access to, and receive copies of, accounting documents and minutes of meetings of the Company's Management Board.
8.10. Shareholders who hold the Company's ordinary shares have other rights provided for by the acting laws of the Russian Federation published within the term of their powers, as well as by this Articles of Association.
8.11. Every shareholder who holds the Company's ordinary shares shall be obliged to:

- inform the Company's shareholder register holder about changes in his data;
- not to disclose confidential information about the Company's activities.

8.12. Shareholders who hold the Company's ordinary shares shall have other obligations provided for by the acting laws of the Russian Federation, as well as by this Articles of Association."

Share category: ***preference***

Shares type: ***A***
Securities form: ***registered non-certificated***
Nominal value of every share: ***RUR 3***
Number of outstanding shares: ***525,992,822***
Number of additional shares, placement of which is in progress: ***none***
Number of declared shares: ***25,405,178***
Number of shares reflected on the balance sheet: ***none***
Number of additional shares that may be placed as a result of conversion of placed securities convertible into shares or as a result of exercise of the Issuer's options: ***none***
State registration number of the issue: ***2-04-00194-A***
Date of state registration: ***16.12.2004***

Rights to which shares entitle their holders:
Article 9 of the Articles of Association of "CenterTelecom" OJSC "Rights and obligations of shareholders who hold preference shares, type A":
«9.1. Every Company's preference share, type A, shall entitle the shareholder who holds it to the equal amount of rights.
9.2. Holders of preference shares, type A, shall be entitled to receive annual fixed dividend, except for the cases provided for by this Articles of Association. The total amount paid as dividend on every preference share, type A, shall be fixed in the amount of 10 percent of the Company's net profit based on the performance of the previous financial year divided by the number of placed preference shares, type A.
If the amount of dividends paid by the Company on every ordinary share in a given year exceeds the amount payable as dividends on every preference share, type A, the amount of dividends payable on the latter must be increased up to the amount of the dividends payable on ordinary shares. The said payments shall be made additionally on the date of payment of dividends on ordinary shares.

9.3. Holders of preference shares, type A, shall be entitled to participate in the general shareholder meeting with the right of vote when resolving on issues on the Company's reorganization and liquidation, as well as on the issue on amendment and supplementation of the Company's Articles of Association if such amendments limit the rights of the said shareholders.
9.4. Holders of preference shares, type A, shall be entitled to participate in the general shareholder meeting with the right of vote on all issues of the meeting agenda, if the shareholder meeting, regardless of the reasons, has failed to adopt a resolution on dividend payment or has adopted a resolution on partial dividend payment on preference shares, type A. This right arises with holders of preference shares, type A, as from the meeting following the annual shareholder meeting, at which it was resolved to pay dividends, and ends as from the first payment of dividends on the said shares in full amount.
9.5. Holders of preference shares, type A, shall have rights provided for by sub-clauses 8.2.3, 8.2.4, 8.2.5, 8.2.6, 8.2.7, 8.2.8, 8.2.10, 8.2.11, and 8.2.12 of this Articles of Association for holders of the Company's ordinary shares. Such rights shall be also granted to shareholders who hold preference shares, type A, in case when such shares are not voting.
9.6. Holders of preference shares, type A, shall have rights provided for by sub-clauses 8.3, 8.6, 8.7, 8.8, and 8.9 of this Articles of Association for holders of the Company's ordinary shares, if preference shares, type A, have the right of vote on all issues referred to the competence of the Company's general shareholder meeting.
9.7. Holders of preference shares, type A, shall be entitled to require the Company to redeem all or part of the shares held by the shareholder in cases and in the procedure provided for by the acting laws of the Russian Federation.
9.8. Holders of preference shares, type A, who hold at least 1 percent of votes at the general shareholder meeting, shall be entitled to require the Company to provide them with the list of persons entitled to participate in the meeting. In such a case, documents details and mail addresses of shareholders included in such list shall be provided only with their consent.
9.9. Shareholders who hold the Company's preference shares, type A, have other rights provided for by the acting laws of the Russian Federation, as well as by this Articles of Association.
9.10. Every shareholder who holds the Company's preference shares, type A, shall be obliged to:
- inform the Company's shareholder register holder about changes in his data;

- not to disclose confidential information about the Company's activities.

9.11. Shareholders who hold the Company's preference shares, type A, shall have other obligations provided for by the acting laws of the Russian Federation, as well as by this Articles of Association."

8.3. Information about previous issues of the Issuer's issue securities other than Issuer's shares

8.3.1. Information about issues, all securities on which are redeemed (cancelled)

(1) Type, series (class), form and other identifiers of securities:
Type of securities: ***bonds***
Series: ***01***
Type: ***interest-bearing***
Form: ***certificated bearer bonds***
State registration number of the issue: ***4-01-00194-A***
Date of the issue state registration: ***17.10.2001***
Name of the registering authority that has carried out state registration of the securities issue: ***Federal Securities Commission of Russia***
Number of securities of the issue: ***600,000***
Nominal value of each security: ***RUR 1,000***
Amount of securities of the issue in terms of nominal value: ***RUR 600,000,000***
Date of the securities of the issue redemption: ***18.11.2003***
Basis for redemption of the securities of the issue: ***performance of obligations on the securities***

(2) Type, series (class), form and other identifiers of securities:
Type of securities: ***bonds***
Series: ***1-I***
Type: ***interest-bearing***
Form: ***registered non-certificated***
State registration number of the issue: ***4-14-00194-A***
Date of the issue state registration: ***11.10.2002***
Name of the registering authority that has carried out state registration of the securities issue: ***Federal Securities Commission of Russia***
Number of securities of the issue: ***80,000***
Nominal value of each security of the issue: ***RUR 50***
Amount of securities of the issue in terms of nominal value: ***RUR 4,000,000***
Number of actually placed securities in accordance with the registered issue report: ***22,674***
Amount of securities of the issue placed in terms of nominal value: ***RUR 1,133,700***
Redemption period for securities of the issue: ***from 01.10.2002 to 01.10.2003***
Basis for redemption of the securities of the issue: ***performance of obligations on the securities***

(3) Type, series (class), form and other identifiers of securities
Type of securities: ***bonds***
Series: ***02***
Type: ***interest-bearing***
Form: ***certificated bearer bonds***
State registration number of the issue: ***4-02-00194-A***
Date of state registration of the securities issue: ***25.06.2002***
Name of the registering authority that has carried out state registration of the securities issue: ***Federal Securities Commission of Russia***
Date of state registration of the securities issue report: ***15.08.2002***
Name of the registering authority that has carried out state registration of the securities issue report: ***Federal Securities Commission of Russia***
Number of securities of the issue: ***600,000***

Nominal value of each security of the issue: ***RUR 1,000***
Amount of securities of the issue in terms of nominal value: ***RUR 600,000,000***
Maturity date for the securities of the issue: ***21.04.2005***
Basis for redemption of the securities of the issue: ***performance of obligations on the securities***

(4) Type, series (class), form and other identifiers of securities:
Type of securities: ***bonds***
Series: ***2-I***
Type: ***interest-bearing***
Form: ***registered non-certificated***
State registration number of the issue: ***4-15-00194-A***
Date of the issue state registration: ***11.10.2002***
Name of the registering authority that has carried out state registration of the securities issue: ***Federal Securities Commission of Russia***
Number of securities of the issue: ***400,000***
Nominal value of each security of the issue: ***RUR 50***
Amount of securities of the issue in terms of nominal value: ***RUR 20,000,000***
Number of actually placed securities in accordance with the registered issue report: ***212,701***
Amount of securities of the issue placed in terms of nominal value: ***RUR 10,635,050***
Redemption period for securities of the issue: ***from 01.08.2005 to 01.08.2006***
Basis for redemption of the securities of the issue: ***performance of obligations on the securities***

(5) Type, series (class), form and other identifiers of securities
Type of securities: ***bonds***
Series: ***03***
Type: ***interest-bearing***
Form: ***certificated bearer bonds***
State registration number of the issue: ***4-18-00194-A***
Date of state registration of the securities issue: ***01.08.2003***
Name of the registering authority that has carried out state registration of the securities issue: ***Federal Securities Commission of Russia***
Date of state registration of the securities issue report: ***14.10.2003***
Name of the registering authority that has carried out state registration of the securities issue report: ***Federal Securities Commission of Russia***
Number of securities of the issue: ***2,000,000***
Nominal value of each security of the issue: ***RUR 1,000***
Amount of securities of the issue in terms of nominal value: ***RUR 2,000,000,000***
Maturity date for the securities of the issue: ***15.09.2006***
Basis for redemption of the securities of the issue: ***performance of obligations on the securities***

8.3.2. Information about issues, securities of which are circulating

Information about total number and amount in terms of nominal value (if nominal value for this type of securities is available) of all the Issuer's outstanding (unredeemed) securities of every type:
Total number of all the Issuer's outstanding (unredeemed) bonds:
8,642,107
Amount of all the Issuer's outstanding (unredeemed) bonds in terms of nominal value: ***RUR 8, 637,696,300***

(1) Type, series (class), form and other identifiers of securities:

Type of securities: ***bonds***

Series: ***1-K***

Type: ***interest-bearing***

Form: ***registered non-certificated***

State registration number of the securities issue: ***4-03-00194-A***

Date of state registration of the securities issue: ***11.10.2002***

Date of state registration of the securities issue report: ***14.01.2003***

Name of the registering authority that has carried out state registration of the securities issue and state registration of the securities issue report: ***Federal Securities Commission of Russia***

Number of securities placed: ***11,397***

Nominal value of each security: ***RUR 500***

Amount of securities of the issue in terms of nominal value: ***RUR 5,698,500***

Rights attached to every security of the issue:

A bondholder is entitled to:

1) Receipt of bonds nominal value from the Issuer by their redemption;
2) Receipt of fixed yield in the amount of 0.1% of bonds nominal value by their redemption;
3) Receipt of bonds nominal value and fixed yield in the amount of 0.1% of bonds nominal value from the Issuer in case of the Company's liquidation.
   In such a case:
   - claims of individuals, to which the Company is liable for injury to life and health are satisfied in the first place by means of capitalization of the relevant time-based payments;
   - severance pays and author's fees are settled on the second place;
   - claims of creditors on liabilities secured by pledge of the liquidated company's property are satisfied on the third place;
   - debts on certain payments to the budget and non-budget funds are repaid on the fourth place;
   - settlements with other creditors, to which the bondholders refer, are carried out on the fifth place in accordance with the acting laws.
4) In case of holding 6 and more bonds, an access to the telephone network, provided a technical capability is available, by entering into a telecommunication services agreement.
5) Early redemption of the bonds in the following cases:
   - change in address of the holder of bonds block paid prior to providing access to the telephone access at the old address and, in case of absence of technical capability, at the new address;
   - after sale of bonds on the secondary market, if, in the Issuer's opinion, there is no technical capability to provide access to the telephone network at the address specified by the new bondholder prior to expiration of bonds circulation.

Procedure and terms for redemption of the securities of the issue:

For the purpose of bond redemption, the bondholder sends an application to the address of the Company's Kursk affiliated branch at: 8 Krasnaya square, Kursk, 305000, on March 17, 2010, the earliest.

Failure to submit a written application does not discharge the Issuer from the obligation to redeem the bonds.

The Issuer redeems the bonds by payment of nominal value and fixed yield in the amount of 0.1% of the bond nominal value.

Periodicity of settlements with bondholders - in a lump sum.

Form of settlements - cash, cashless.

Payments are to be made within 30 days as from the bondholder's submission of the application for redemption to the Issuer:

- by cash from cash-box of the Company's Kursk affiliated branch at: 8 Krasnaya square, Kursk, 305000;

- by a bank transfer to the settlement account with a bank (bank details must be specified in the bondholder's application).

Bonds are to be redeemed in the currency of the Russian Federation.

Redemption period for the bonds of the issue:

Commencement: June 17, 2010
End: June 17, 2011

Early redemption of the bonds of the issue:

Early redemption of the bonds is to be carried out by the Issuer within the whole term of the bonds circulation, however, not earlier than upon expiration of 30 days as from the placement commencement.

In case of early redemption of the bonds, bond nominal value and fixed yield in the amount of 0.1% of the bond nominal value are paid.

Early redemption is carried out upon the bondholder's written application submitted to the Company's Kursk affiliated branch at: 8 Krasnaya square, Kursk, 305000.

Amount of (coupon) yield on bonds; procedure and terms for its payment:

A bondholder is entitled to receive from the Issuer nominal value and fixed yield in the amount of 0.1% of the bond nominal value by its redemption.

Every holder of 6 and more bonds of the issue is entitled to receive, provided a technical capability is available, an access to the telephone network by entering into a telecommunication services agreement.

Technical capability of telephone installation is determined by availability of free telephone numbers of subscriber capacity and free lines in telephone cables planned to be installed as a result of placement of this telephone loan. Availability of technical capability is determined by the Company's Kursk affiliated branch at the expense of the Issuer within 5 days as from submission of a written request at: 11 Chernyshevskogo str., Kursk, 305000.

The telecommunication services agreement is made within 3 days as from the bondholder's submission of the following documents:

- passport or a document to confirm title to the dwelling property in Kursk;
- an extract from the rights to securities records to confirm that at least 6 (six) bonds are available on the applicant's account;
- a certificate on availability of technical capability to provide access to the telephone network.

Telephone is to be installed within 1 year as from the date of the telecommunication services agreement.

The telecommunication services agreement is to be executed at: 11 Chernyshevskogo str., Kursk, 305000.

Security on the bonds issued: no security is envisaged.

Other data: The bonds have been placed by conversion of affiliated company's bonds (Elektrosvyaz OJSC of Kursk Region) in the process of reorganization of "CenterTelecom" OJSC. Date of actual conversion of the securities: November 30, 2002.

(2) Type, series (class), form and other identifiers of securities

Type of securities: ***bonds***

Series: ***2-K***

Type: ***interest-bearing***

Form: ***registered non-certificated***

State registration number of the securities issue: ***4-04-00194-A***

Date of state registration of the securities issue: ***11.10.2002***

Date of state registration of the securities issue report: ***14.01.2003***

Name of the registering authority that has carried out state registration of the securities issue and state registration of the securities issue report: ***Federal Securities Commission of Russia***

Number of securities placed: ***260***

Nominal value of each security: ***RUR 1,000***

Amount of securities of the issue in terms of nominal value: ***RUR 260,000***

Number of outstanding securities of the issue as of the end of the reporting quarter: ***250***

Amount of the outstanding securities of the issue in terms of nominal value as of the end of the reporting quarter: ***RUR 250,000***

Rights attached to every security of the issue:

A bondholder is entitled to:

1) Receipt of bonds nominal value from the Issuer by their redemption;
2) Receipt of fixed yield in the amount of 0.1% of bonds nominal value by their redemption.
3) Receipt of bonds nominal value and fixed yield in the amount of 0.1% of bonds nominal value from the Issuer in case of the Company's liquidation.
   In such a case:
   - claims of individuals, to which the Company is liable for injury to life and health are satisfied in the first place by means of capitalization of the relevant time-based payments;
   - severance pays and author's fees are settled on the second place;
   - claims of creditors on liabilities secured by pledge of the liquidated company's property are satisfied on the third place;
   - debts on certain payments to the budget and non-budget funds are repaid on the fourth place;
   - settlements with other creditors, to which the bondholders refer, are carried out on the fifth place in accordance with the acting laws.

   Payment of nominal value and fixed yield in the amount of 0.1% of the bond nominal value is made by the order of series numbers.
4) In case of holding 5 and more bonds – an access to the telephone network, provided a technical capability is available, by entering into a telecommunication services agreement.
5) Early redemption of the bonds in the following cases:
   - change in address of the holder of bonds block paid prior to providing access to the telephone access at the old address and, in case of absence of technical capability, at the new address;
   - after sale of bonds on the secondary market, if, in the Issuer's opinion, there is no technical capability to provide access to the telephone network at the address specified by the new bondholder prior to expiration of bonds circulation.

Procedure and terms for redemption of the securities of the issue:

For the purpose of bond redemption, the bondholder sends an application to the address of the Company's Kursk affiliated branch at: 8 Krasnaya square, Kursk, 305000, on March 17, 2010, the earliest.

Failure to submit a written application does not discharge the Issuer from the obligation to redeem the bonds.

The Issuer redeems the bonds by payment of nominal value and fixed yield in the amount of 0.1% of the bond nominal value.

Periodicity of settlements with bondholders - in a lump sum.

Form of settlements - cash, cashless.

Payments are to be made within 30 days as from the bondholder's submission of the application for redemption to the Issuer:

- by cash from the Issuer's cash-box at: 8 Krasnaya square, Kursk, 305000;
- by a bank transfer to the settlement account with a bank (bank details must be specified in the bondholder's application).

Bonds are to be redeemed in the currency of the Russian Federation.

Redemption period for the bonds of the issue:

Commencement: July 17, 2010

End: July 17, 2011

Early redemption of the bonds of the issue:

Early redemption of the bonds is to be carried out by the Issuer within the whole term of the bonds circulation, however, not earlier than upon expiration of 30 days as from the placement commencement.

In case of early redemption of the bonds, bond nominal value and fixed yield in the amount of 0.1% of the bond nominal value are paid.

Early redemption is carried out upon the bondholder's written application submitted to the Company's Kursk affiliated branch at: 8 Krasnaya square, Kursk, 305000.

Amount of (coupon) yield on bonds; procedure and terms for its payment:

A bondholder is entitled to receive from the Issuer nominal value and fixed yield in the amount of 0.1% of the bond nominal value by its redemption.

Every holder of 5 and more bonds of the issue is entitled to an access to the telephone network, provided a technical capability is available, by entering into a telecommunication services agreement.

Technical capability of telephone installation is determined by availability of free telephone numbers of subscriber capacity and free lines in telephone cables planned to be installed as a result of placement of this telephone loan. Availability of technical capability is determined by the Company's Kursk affiliated branch at the expense of the Issuer within 5 days as from submission of a written request at: 11 Chernyshevskogo str., Kursk, 305000.

The telecommunication services agreement is made within 3 days as from the bondholder's submission of the following documents:

- certificate of registration;
- an extract from the rights to securities records to confirm that at least 5 (five) bonds are available on the applicant's account;
- a certificate on availability of technical capability to provide access to the telephone network.

Telephone is to be installed within 1 year as from the date of the telecommunication services agreement.

The telecommunication services agreement is to be executed at: 11 Chernyshevskogo str., Kursk, 305000.

Security on the bonds issued: no security is envisaged.

Other data: The bonds have been placed by conversion of affiliated company's bonds (Elektrosvyaz OJSC of Kursk Region) in the process of reorganization of "CenterTelecom" OJSC. Date of actual conversion of the securities: November 30, 2002

(3) Type, series (class), form and other identifiers of securities

Type of securities: ***bonds***

Series: ***3-K***

Type: ***interest-bearing***

Form: ***registered non-certificated***

State registration number of the securities issue: ***4-05-00194-A***

Date of state registration of the securities issue: ***11.10.2002***

Date of state registration of the securities issue report: ***14.01.2003***

Name of the registering authority that has carried out state registration of the securities issue and state registration of the securities issue report: ***Federal Securities Commission of Russia***

Number of securities placed: ***5,396***

Nominal value of each security: ***RUR 500***

Amount of securities of the issue in terms of nominal value: ***RUR 2,698,000***

Rights attached to every security of the issue:

A bondholder is entitled to:

1) Receipt of bonds nominal value from the Issuer by their redemption;
2) Receipt of fixed yield in the amount of 0.1% of bonds nominal value by their redemption.

3) Receipt of bonds nominal value and fixed yield in the amount of 0.1% of the bond nominal value from the Issuer in case of the Company's liquidation.
   In such a case:
   - claims of individuals, to which the Company is liable for injury to life and health are satisfied in the first place by means of capitalization of the relevant time-based payments;
   - severance pays and author's fees are settled on the second place;
   - claims of creditors on liabilities secured by pledge of the liquidated company's property are satisfied on the third place;
   - debts on certain payments to the budget and non-budget funds are repaid on the fourth place;
   - settlements with other creditors, to which the bondholders refer, are carried out on the fifth place in accordance with the acting laws.

   Payment of nominal value and fixed yield in the amount of 0.1% of the bond nominal value is to be made in the order of series numbers.
4) In case of holding 6 and more bonds – an access to the telephone network, provided a technical capability is available, by entering into a telecommunication services agreement.
5) Early redemption of the bonds in the following cases:
   - change in address of the holder of bonds block paid prior to providing access to the telephone access at the old address and, in case of absence of technical capability, at the new address;
   - after sale of bonds on the secondary market, if, in the Issuer's opinion, there is no technical capability to provide access to the telephone network at the address specified by the new bondholder prior to expiration of bonds circulation.

Procedure and terms for redemption of the securities of the issue:

For the purpose of bond redemption, the bondholder sends an application to the address of the Company's Kursk affiliated branch at: 8 Krasnaya square, Kursk, 305000, on March 17, 2010, the earliest.

Failure to submit a written application does not discharge the Issuer from the obligation to redeem the bonds.

The Issuer redeems the bonds by payment of nominal value and fixed yield in the amount of 0.1% of the bond nominal value.

Periodicity of settlements with bondholders - in a lump sum.

Form of settlements - cash, cashless.

Payments are to be made within 30 days as from the bondholder's submission of the application for redemption to the Issuer:

- by cash from the Issuer's cash-box at: 8 Krasnaya square, Kursk, 305000;

- by a bank transfer to the settlement account with a bank (bank details must be specified in the bondholder's application).

Bonds are to be redeemed in the currency of the Russian Federation.

Redemption period for the bonds of the issue:

Commencement: June 17, 2010

End: June 17, 2011

Early redemption of the bonds of the issue:

Early redemption of the bonds is to be carried out by the Issuer within the whole term of the bonds circulation, however, not earlier than upon expiration of 30 days as from the placement commencement.

In case of early redemption of the bonds, bond nominal value and fixed yield in the amount of 0.1% of the bond nominal value are paid.

Early redemption is carried out upon the bondholder's written application submitted to the Company's Kursk affiliated branch at: 8 Krasnaya square, Kursk, 305000.

Amount of (coupon) yield on bonds; procedure and terms for its payment:

A bondholder is entitled to receive from the Issuer nominal value and fixed yield in the amount of 0.1% of the bond nominal value by its redemption.

Every holder of 6 and more bonds of the issue is entitled to receive, provided a technical capability is available, an access to the telephone network by entering into a telecommunication services agreement.

Technical capability of telephone installation is determined by availability of free telephone numbers of subscriber capacity and free lines in telephone cables planned to be installed as a result of placement of this telephone loan. Availability of technical capability is determined by the Company's Kursk affiliated branch at the expense of the Issuer within 5 days as from submission of a written request at: 35 Kurskaya str., Zheleznogorsk, Kursk Region, 307130.

The telecommunication services agreement is made within 3 days as from the bondholder's submission of the following documents:

- passport or a document to confirm title to the dwelling property in Zheleznogorsk;
- an extract from the rights to securities records to confirm that at least 6 (six) bonds are available on the applicant's account;
- a certificate on availability of technical capability to provide access to the telephone network.

Telephone is to be installed within 1 year as from the date of the telecommunication services agreement.

The telecommunication services agreement is to be executed at: 35 Kurskaya str., Zheleznogorsk, Kursk Region, 307130.

Security on the bonds issued: no security is envisaged.

Other data: The bonds have been placed by conversion of affiliated company's bonds (Elektrosvyaz OJSC of Kursk Region) in the process of reorganization of "CenterTelecom" OJSC. Date of actual conversion of the securities: November 30, 2002

(4) Type, series (class), form and other identifiers of securities

Type of securities: ***bonds***

Series: ***4-K***

Type: ***interest-bearing***

Form: ***registered non-certificated***

State registration number of the securities issue: ***4-06-00194-A***

Date of state registration of the securities issue: ***11.10.2002***

Date of state registration of the securities issue report: ***14.01.2003***

Name of the registering authority that has carried out state registration of the securities issue and state registration of the securities issue report: ***Federal Securities Commission of Russia***

Number of securities placed: ***70***

Nominal value of each security: ***RUR 1,000 RUR***

Amount of securities of the issue in terms of nominal value: ***RUR 70,000***

Rights attached to every security of the issue:

A bondholder is entitled to:

1) Receipt of bonds nominal value from the Issuer by their redemption;
2) Receipt of fixed yield in the amount of 0.1% of bonds nominal value by their redemption.
3) Receipt of bonds nominal value and fixed yield in the amount of 0.1% of bonds nominal value from the Issuer in case of the Company's liquidation.
   In such a case:
   - claims of individuals, to which the Company is liable for injury to life and health are satisfied in the first place by means of capitalization of the relevant time-based payments;
   - severance pays and author's fees are settled on the second place;
   - claims of creditors on liabilities secured by pledge of the liquidated company's property are satisfied on the third place;
   - debts on certain payments to the budget and non-budget funds are repaid on the fourth place;

- settlements with other creditors, to which the bondholders refer, are carried out on the fifth place in accordance with the acting laws.

Payment of nominal value and fixed yield in the amount of 0.1% of the bond nominal value is to be made in the order of series numbers.

4) In case of holding 5 and more bonds – an access to the telephone network, provided a technical capability is available, by entering into a telecommunication services agreement.
5) Early redemption of the bonds in the following cases:
   - change in address of the holder of bonds block paid prior to providing access to the telephone access at the old address and in case of absence of technical capability at the new address;
   - after sale of bonds on the secondary market, if, in the Issuer's opinion, there is no technical capability to provide access to the telephone network at the address specified by the new bondholder prior to expiration of bonds circulation.

Procedure and terms for redemption of the securities of the issue:

For the purpose of bond redemption, the bondholder sends an application to the address of the Company's Kursk affiliated branch at: 8 Krasnaya square, Kursk, 305000, on March 17, 2010, the earliest.

Failure to submit a written application does not discharge the Issuer from the obligation to redeem the bonds.

The Issuer redeems the bonds by payment of nominal value and fixed yield in the amount of 0.1% of the bond nominal value.

Periodicity of settlements with bondholders - in a lump sum.

Form of settlements - cash, cashless.

Payments are to be made within 30 days as from the bondholder's submission of the application for redemption to the Issuer:

- by cash from the Issuer's cash-box at: 8 Krasnaya square, Kursk, 305000;

- by a bank transfer to the settlement account with a bank (bank details must be specified in the bondholder's application).

Bonds are to be redeemed in the currency of the Russian Federation.

Redemption period for the bonds of the issue:

Commencement: June 17, 2010

End: June 17, 2011

Early redemption of the bonds of the issue:

Early redemption of the bonds is to be carried out by the Issuer within the whole term of the bonds circulation, however, not earlier than upon expiration of 30 days as from the placement commencement.

In case of early redemption of the bonds, bond nominal value and fixed yield in the amount of 0.1% of the bond nominal value are paid.

Early redemption is carried out upon the bondholder's written application submitted to the Company's Kursk affiliated branch at: 8 Krasnaya square, Kursk, 305000.

Amount of (coupon) yield on bonds; procedure and terms for its payment:

A bondholder is entitled to receive from the Issuer nominal value and fixed yield in the amount of 0.1% of the bond nominal value by its redemption.

Every holder of 5 and more bonds of the issue is entitled to an access to the telephone network, provided a technical capability is available, by entering into a telecommunication services agreement.

Technical capability of telephone installation is determined by availability of free telephone numbers of subscriber capacity and free lines in telephone cables planned to be installed as a result of placement of this telephone loan. Availability of technical capability is determined by the Company's Kursk affiliated branch at the expense of the Issuer within 5 days as from submission of a written request at: 35 Kurskaya str., Zheleznogorsk, Kursk Region, 307130.

The telecommunication services agreement is made within 3 days as from the bondholder's submission of the following documents:

- certificate of registration;
- an extract from the rights to securities records to confirm that at least 5 (five) bonds are available on the applicant's account;
- a certificate on availability of technical capability to provide access to the telephone network.

Telephone is to be installed within 1 year as from the date of the telecommunication services agreement.

The telecommunication services agreement is to be executed at: 35 Kurskaya str., Zheleznogorsk, Kursk Region, 307130.

Security on the bonds issued: no security is envisaged.

Other data: The bonds have been placed by conversion of affiliated company's bonds (Elektrosvyaz OJSC of Kursk Region) in the process of reorganization of "CenterTelecom" OJSC. Date of actual conversion of the securities: November 30, 2002

(5) Type, series (class), form and other identifiers of securities

Type of securities: ***bonds***

Series: ***5-K***

Type: ***interest-bearing***

Form: ***registered non-certificated***

State registration number of the securities issue: ***4-07-00194-A***

Date of state registration of the securities issue: ***11.10.2002***

Date of state registration of the securities issue report: ***14.01.2003***

Name of the registering authority that has carried out state registration of the securities issue and state registration of the securities issue report: ***Federal Securities Commission of Russia***

Number of securities placed: ***498***

Nominal value of each security: ***RUR 3,600***

Amount of securities of the issue in terms of nominal value: ***RUR 1,792,800***

Rights attached to every security of the issue:

A bondholder is entitled to:

1) Receipt of bonds nominal value from the Issuer by their redemption.
2) Receipt of fixed yield in the amount of 0.1% of bonds nominal value by their redemption.
3) An access to the telephone network, provided a technical capability is available, by entering into a telecommunication services agreement.
4) Early redemption of the bonds in the following cases:
   - change in address of the holder of bonds block paid prior to providing access to the telephone access at the old address and in case of absence of technical capability at the new address;
   - after sale of bonds on the secondary market, if, in the Issuer's opinion, there is no technical capability to provide access to the telephone network at the address specified by the new bondholder prior to expiration of bonds circulation.
5) Payments to the bondholders in case of the Issuer's liquidation are made by the liquidation committee in the order of priority specified by clause 1, Article 64 of the Civil Code of the Russian Federation, namely:
   - claims of individuals, to which the Company is liable for injury to life and health are satisfied in the first place by means of capitalization of the relevant time-based payments;
   - severance pays and author's fees are settled on the second place;
   - claims of creditors on liabilities secured by pledge of the liquidated company's property are satisfied on the third place;
   - debts on certain payments to the budget and non-budget funds are repaid on the fourth place;

- settlements with other creditors, to which the bondholders refer, are carried out on the fifth place in accordance with the acting laws.

Procedure and terms for redemption of the securities of the issue:

For the purpose of bond redemption, the bondholder sends an application to the address of the Company's Kursk affiliated branch at: 8 Krasnaya square, Kursk, 305000, on November 29, 2010, the earliest.

Failure to submit a written application does not discharge the Issuer from the obligation to redeem the bonds.

The Issuer redeems the bonds by payment of nominal value and fixed yield in the amount of 0.1% of the bond nominal value.

Periodicity of settlements with bondholders - in a lump sum.

Payments are to be made within 30 days as from the bondholder's submission of the application for redemption to the Issuer:

- by cash from the Issuer's cash-box at: 8 Krasnaya square, Kursk, 305000;

- by a bank transfer to the settlement account with a bank (bank details must be specified in the bondholder's application).

Bonds are to be redeemed in the currency of the Russian Federation.

Redemption period for the bonds of the issue:

Commencement: February 22, 2011

End: February 22, 2012

Early redemption of the bonds of the issue:

Early redemption of the bonds is to be carried out by the Issuer within the whole term of the bonds circulation, however, not earlier than upon expiration of 30 days as from the placement commencement.

In case of early redemption of the bonds, bond nominal value and fixed yield in the amount of 0.1% of the bond nominal value are paid.

Early redemption is carried out upon the bondholder's written application submitted to the Company's Kursk affiliated branch at: 8 Krasnaya square, Kursk, 305000.

Amount of (coupon) yield on bonds; procedure and terms for its payment:

A bondholder is entitled to receive from the Issuer nominal value and fixed yield in the amount of 0.1% of the bond nominal value by its redemption.

Every holder of one and more bonds of the issue is entitled to an access to the telephone network, provided a technical capability is available, by entering into a telecommunication services agreement.

Technical capability of telephone installation is determined by availability of free telephone numbers of subscriber capacity and free lines in telephone cables planned to be installed as a result of placement of this telephone loan. Availability of technical capability is determined by the Company's Kursk affiliated branch at the expense of the Company within 5 days as from submission of a written request at: 35 Kurskaya str., Zheleznogorsk district, Kursk Region, 307130, or 8 Krasnaya square, Kursk, 305000.

The telecommunication services agreement is made within 3 days as from the bondholder's submission of the following documents:

- passport or a document to confirm title to the dwelling property in Kursk;
- an extract from the rights to securities records to confirm that one ore more bonds are available on the applicant's account;
- a certificate on availability of technical capability to provide access to the telephone network.

Telephone is to be installed within 1 year as from the date of the telecommunication services agreement.

The telecommunication services agreement is to be executed at: 35 Kurskaya str., Zheleznogorsk district, Kursk Region, 307130, or 8 Krasnaya square, Kursk, 305000.

Security on the bonds issued: no security is envisaged.

Other data: The bonds have been placed by conversion of affiliated company's bonds (Elektrosvyaz OJSC of Kursk Region) in the process of reorganization of "CenterTelecom" OJSC. Date of actual conversion of the securities: November 30, 2002

(6) Type, series (class), form and other identifiers of securities

Type of securities: ***bonds***

Series: ***6-K***

Type: ***interest-bearing***

Form: ***registered non-certificated***

State registration number of the securities issue: ***4-08-00194-A***

Date of state registration of the securities issue: ***11.10.2002***

Date of state registration of the securities issue report: ***14.01.2003***

Name of the registering authority that has carried out state registration of the securities issue: ***Federal Securities Commission of Russia***

Name of the registering authority that has carried out state registration of the securities issue report: ***Federal Securities Commission of Russia***

Number of securities placed: ***499***

Nominal value of each security of the issue: ***RUR 1,500***

Amount of securities of the issue in terms of nominal value: ***RUR 748,500***

Number of outstanding securities of the issue as of the end of the reporting quarter: ***127***

Amount of the outstanding securities of the issue in terms of nominal value as of the end of the reporting quarter: ***RUR 190,500***

Rights attached to every security of the issue:

A bondholder is entitled to:

1) Receipt of bonds nominal value from the Issuer by their redemption.
2) Receipt of fixed yield in the amount of 0.1% of bonds nominal value by their redemption.
3) An access to the telephone network, provided a technical capability is available, by entering into a telecommunication services agreement.
4) Early redemption of the bonds in the following cases:
   - change in address of the holder of bonds block paid prior to providing access to the telephone access at the old address and, in case of absence of technical capability, at the new address;
   - after sale of bonds on the secondary market, if, in the Issuer's opinion, there is no technical capability to provide access to the telephone network at the address specified by the new bondholder prior to expiration of bonds circulation.
5) Payments to the bondholders in case of the Issuer's liquidation are made by the liquidation committee in the order of priority specified by clause 1, Article 64 of the Civil Code of the Russian Federation, namely:
   - claims of individuals, to which the Company is liable for injury to life and health are satisfied in the first place by means of capitalization of the relevant time-based payments;
   - severance pays and author's fees are settled on the second place;
   - claims of creditors on liabilities secured by pledge of the liquidated company's property are satisfied on the third place;
   - debts on certain payments to the budget and non-budget funds are repaid on the fourth place;
   - settlements with other creditors, to which the bondholders refer, are carried out on the fifth place in accordance with the acting laws.

Procedure and terms for redemption of the securities of the issue:

For the purpose of bond redemption, the bondholder sends an application to the address of the Company's Kursk affiliated branch at: 8 Krasnaya square, Kursk, 305000, on January 18, 2006, the earliest.

Failure to submit a written application does not discharge the Issuer from the obligation to redeem the bonds.

The Issuer redeems the bonds by payment of nominal value and fixed yield in the amount of 0.1% of the bond nominal value.

Periodicity of settlements with bondholders - in a lump sum.

Payments are to be made within 30 days as from the bondholder's submission of the application for redemption to the Issuer:

- by cash from the Issuer's cash-box at: 8 Krasnaya square, Kursk, 305000;

- by a bank transfer to the settlement account with a bank (bank details must be specified in the bondholder's application).

Bonds are to be redeemed in the currency of the Russian Federation.

Redemption period for the bonds of the issue:

Commencement: April 18, 2006

End: April 18, 2007

Early redemption of the bonds of the issue:

Early redemption of the bonds is to be carried out by the Issuer within the whole term of the bonds circulation, however, not earlier than upon expiration of 7 days as from the state registration of the securities issue report.

Early redemption of the bonds takes place in the following cases:

- change in address of the holder of bonds block paid prior to providing access to the telephone access at the old address and, in case of absence of technical capability, at the new address;

- after sale of bonds on the secondary market, if, in the Issuer's opinion, there is no technical capability to provide access to the telephone network at the address specified by the new bondholder prior to expiration of bonds circulation.

In case of early redemption of the bonds, bond nominal value and fixed yield in the amount of 0.1% of the bond nominal value are paid.

Early redemption is carried out upon the bondholder's written application submitted to the Company's Kursk affiliated branch at: 8 Krasnaya square, Kursk, 305000.

Amount of (coupon) yield on bonds; procedure and terms for its payment:

A bondholder is entitled to receive from the Issuer nominal value and fixed yield in the amount of 0.1% of the bond nominal value by its redemption.

Every holder of one and more bonds of the issue is entitled to access to the telephone network, provided a technical capability is available, by entering into a telecommunication services agreement.

Technical capability of telephone installation is determined by availability of free telephone numbers of subscriber capacity and free lines in telephone cables planned to be installed as a result of placement of this telephone loan. Availability of technical capability is determined by the Company's Kursk affiliated branch at the expense of the Company within 5 days as from submission of a written request at: 35 Kurskaya str., Zheleznogorsk district, Kursk Region, 307130, or 8 Krasnaya square, Kursk, 305000.

The telecommunication services agreement is made within 3 days as from the bondholder's submission of the following documents:

- passport or a document to confirm title to the dwelling property in Kursk;

- an extract from the rights to securities records to confirm that one or more bonds are available on the applicant's account;

- a certificate on availability of technical capability to provide access to the telephone network.

Telephone is to be installed within 1 year as from the date of the telecommunication services agreement.

The telecommunication services agreement is to be executed at: 35 Kurskaya str., Zheleznogorsk district, Kursk Region, 307130, or 8 Krasnaya square, Kursk, 305000.

Security on the bonds issued: no security is envisaged.

Other data: The bonds have been placed by conversion of affiliated company's bonds (Elektrosvyaz OJSC of Kursk Region) in the process of reorganization of "CenterTelecom" OJSC. Date of actual conversion of the securities: November 30, 2002

(7) Type, series (class), form and other identifiers of securities

Type of securities: ***bonds***

Series: *7-K*

Type: ***interest-bearing***

Form: ***registered non-certificated***

State registration number of the securities issue: ***4-09-00194-A***

Date of state registration of the securities issue: ***11.10.2002***

Date of state registration of the securities issue report: ***14.01.2003***

Name of the registering authority that has carried out state registration of the securities issue and state registration of the securities issue report: ***Federal Securities Commission of Russia***

Number of securities placed: ***499***

Nominal value of each security: ***RUR 1,500***

Amount of securities of the issue in terms of nominal value: ***RUR 748,500***

Number of outstanding securities of the issue as of the end of the reporting quarter: ***107***

Amount of the outstanding securities of the issue in terms of nominal value as of the end of the reporting quarter: ***RUR 160,500***

Rights attached to every security of the issue:

A bondholder is entitled to:

1) Receipt of the bond nominal value from the Issuer by its redemption.
2) Receipt of fixed yield in the amount of 0.1% of the bond nominal value by its redemption.
3) Access to the telephone network, provided a technical capability is available, by entering into a telecommunication services agreement.
4) Early redemption of the bonds in the following cases:
   - change in address of the holder of bonds block paid prior to providing access to the telephone access at the old address and, in case of absence of technical capability, at the new address;
   - after sale of bonds on the secondary market, if, in the Issuer's opinion, there is no technical capability to provide access to the telephone network at the address specified by the new bondholder prior to expiration of bonds circulation.
5) Payments to the bondholders in case of the Issuer's liquidation are made by the liquidation committee in the order of priority specified by clause 1, Article 64 of the Civil Code of the Russian Federation, namely:
   - claims of individuals, to which the Company is liable for injury to life and health are satisfied in the first place by means of capitalization of the relevant time-based payments;
   - severance pays and remuneration of persons working on labor contracts, including contractual employment, and author's fees are settled on the second place;
   - claims of creditors on liabilities secured by pledge of the liquidated company's property are satisfied on the third place;
   - debts on certain payments to the budget and non-budget funds are repaid on the fourth place;
   - settlements with other creditors, to which the bondholders refer, are carried out on the fifth place in accordance with the acting laws.

Procedure and terms for redemption of the securities of the issue:

For the purpose of bond redemption, the bondholder sends an application to the address of the Company's Kursk affiliated branch at: 8 Krasnaya square, Kursk, 305000, on January 18, 2006, the earliest.

Failure to submit a written application does not discharge the Issuer from the obligation to redeem the bonds.

The Issuer redeems the bonds by payment of nominal value and fixed yield in the amount of 0.1% of the bond nominal value.

Periodicity of settlements with bondholders - in a lump sum.

Payments are to be made within 30 days as from the bondholder's submission of the application for redemption to the Issuer:

- by cash from the Issuer's cash-box at: 8 Krasnaya square, Kursk, 305000;

- by a bank transfer to the settlement account with a bank (bank details must be specified in the bondholder's application).

Bonds are to be redeemed in the currency of the Russian Federation.

Redemption period for the bonds of the issue:

Commencement: April 18, 2006

End: April 18, 2007

Early redemption of the bonds of the issue:

Early redemption of the bonds is to be carried out by the Issuer within the whole term of the bonds circulation, however, not earlier than upon expiration of 7 days as from the state registration of the securities issue report.

Early redemption of the bonds takes place in the following cases:

- change in address of the holder of bonds block paid prior to providing access to the telephone access at the old address and, in case of absence of technical capability, at the new address;

- after sale of bonds on the secondary market, if, in the Issuer's opinion, there is no technical capability to provide access to the telephone network at the address specified by the new bondholder prior to expiration of bonds circulation.

In case of early redemption of the bonds, bond nominal value and fixed yield in the amount of 0.1% of the bond nominal value are paid.

Early redemption is carried out upon the bondholder's written application submitted to the Company's Kursk affiliated branch at: 8 Krasnaya square, Kursk, 305000.

Amount of (coupon) yield on bonds; procedure and terms for its payment:

A bondholder is entitled to receive from the Issuer nominal value and fixed yield in the amount of 0.1% of the bond nominal value by its redemption.

Every holder of one and more bonds of the issue is entitled to access to the telephone network, provided a technical capability is available, by entering into a telecommunication services agreement.

Technical capability of telephone installation is determined by availability of free telephone numbers of subscriber capacity and free lines in telephone cables planned to be installed as a result of placement of this telephone loan. Availability of technical capability is determined by the Company's Kursk affiliated branch at the expense of the Company within 5 days as from submission of a written request at: 35 Kurskaya str., Zheleznogorsk district, Kursk Region, 307130 or 8 Krasnaya square, Kursk, 305000.

The telecommunication services agreement is made within 3 days as from the bondholder's submission of the following documents:

- passport or a document to confirm title to the dwelling property in Kursk;

- an extract from the rights to securities records to confirm that one or more bonds are available on the applicant's account;

- a certificate on availability of technical capability to provide access to the telephone network.

Telephone is to be installed within 1 year as from the date of the telecommunication services agreement.

The telecommunication services agreement is to be executed at: 35 Kurskaya str., Zheleznogorsk district, Kursk Region, 307130, or 8 Krasnaya square, Kursk, 305000.

Security on the bonds issued: no security is envisaged.

Other data: The bonds have been placed by conversion of affiliated company's bonds (Elektrosvyaz OJSC of Kursk Region) in the process of reorganization of "CenterTelecom" OJSC. Date of actual conversion of the securities: November 30, 2002.

(8) Type, series (class), form and other identifiers of securities:

Type of securities: ***bonds***

Series: ***8-K***

Type: ***interest-bearing***

Form: ***registered non-certificated***

State registration number of the securities issue: ***4-10-00194-A***

Date of state registration of the securities issue: ***11.10.2002***

Date of state registration of the securities issue report: ***14.01.2003***

Name of the registering authority that has carried out state registration of the securities issue and state registration of the securities issue report: ***Federal Securities Commission of Russia***

Number of securities placed: ***500***

Nominal value of each security: ***RUR 1,500***

Amount of securities of the issue in terms of nominal value: ***RUR 750,000***

Rights attached to every security of the issue:

A bondholder is entitled to:

1) Receipt of the bond nominal value from the Issuer by its redemption.
2) Receipt of fixed yield in the amount of 0.1% of the bond nominal value by its redemption.
3) Access to the telephone network, provided a technical capability is available, by entering into a telecommunication services agreement. The bondholder will pay for the telecommunication services at rates existing as of the moment of such service provision.
4) Early redemption of the bonds in the following cases:
   - change in address of the holder of bonds block paid prior to providing access to the telephone access at the old address and, in case of absence of technical capability, at the new address;
   - after sale of bonds on the secondary market, if, in the Issuer's opinion, there is no technical capability to provide access to the telephone network at the address specified by the new bondholder prior to expiration of bonds circulation.
5) Payments to the bondholders in case of the Issuer's liquidation are made by the liquidation committee in the order of priority specified by clause 1, Article 64 of the Civil Code of the Russian Federation, namely:
   - claims of individuals, to which the Company is liable for injury to life and health are satisfied in the first place by means of capitalization of the relevant time-based payments;
   - severance pays and remuneration of persons working on labor contracts, including contractual employment, and author's fees are settled on the second place;
   - claims of creditors on liabilities secured by pledge of the liquidated company's property are satisfied on the third place;
   - debts on certain payments to the budget and non-budget funds are repaid on the fourth place;

- settlements with other creditors, to which the bondholders refer, are carried out on the fifth place in accordance with the acting laws.

The rights on the Company's registered non-certificated bonds are to be exercised in relation to the persons registered in the bondholder register system.

Procedure and terms for redemption of the securities of the issue:

For the purpose of bond redemption, the bondholder sends an application to the address of the Company's Kursk affiliated branch at: 8 Krasnaya square, Kursk, 305000, on August 31, 2007, the earliest.

The Issuer redeems the bonds by payment of nominal value and fixed yield in the amount of 0.1% of the bond nominal value.

Failure to submit a written application does not discharge the Issuer from the obligation to redeem the bonds.

Payments are made within 30 days as from the bondholder's submission of the application for redemption to the Issuer, however, not later than on August 21, 2008.

Payments are made in the order of applications receipt.

Periodicity of settlements with bondholders - in a lump sum.

Form of settlements - cash, cashless.

Payments are to be made within 30 days as from the bondholder's submission of the application for redemption to the Issuer:

- by cash from the Issuer's cash-box at: 8 Krasnaya square, Kursk, 305000;

- by a bank transfer to the settlement account with a bank (bank details must be specified in the bondholder's application).

Bonds are to be redeemed in the currency of the Russian Federation.

Redemption period for the bonds of the issue:
Commencement: August 31, 2007
End: August 31, 2008

Early redemption of the bonds of the issue:

The earliest date when the bonds may be presented for early redemption: the first day upon expiration of 7 days as from the date of state registration of the securities issue report.

Early redemption of the bonds takes place in the following cases:

- change in address of the holder of bonds block paid prior to providing access to the telephone access at the old address and, in case of absence of technical capability, at the new address;

- after sale of bonds on the secondary market, if, in the Issuer's opinion, there is no technical capability to provide access to the telephone network at the address specified by the new bondholder prior to expiration of bonds circulation.

In case of early redemption of the bonds, bond nominal value and fixed yield in the amount of 0.1% of the bond nominal value are paid.

Amount of (coupon) yield on bonds; procedure and terms for its payment:

A bondholder is entitled to receive from the Issuer nominal value and fixed yield in the amount of 0.1% of the bond nominal value by its redemption.

Every holder of one and more bonds of the issue is entitled to access to the telephone network, provided a technical capability is available, by entering into a telecommunication services agreement.

Technical capability of telephone installation is determined by availability of free telephone numbers of subscriber capacity and free lines in telephone cables planned to be installed as a result of placement of this telephone loan. Availability of technical capability is determined by the Company's Kursk affiliated branch at the expense of the Company within 5 days as from submission of a written request at: 11 Chernyshevskogo str., Kursk, 305016 or 8 Krasnaya square, Kursk, 305000.

The telecommunication services agreement is made within 3 days as from the bondholder's submission of the following documents:

- passport or a document to confirm title to the dwelling property in Kursk;

- an extract from the rights to securities records to confirm that one or more bonds are available on the applicant's account;

- a certificate on availability of technical capability to provide access to the telephone network.

Telephone is to be installed within 1 year as from the date of the telecommunication services agreement.

The telecommunication services agreement is to be executed at: 11 Chernyshevskogo str., Kursk, 305016, or 8 Krasnaya square, Kursk, 305000.

Security on the bonds issued: no security is envisaged.

Other data: The bonds have been placed by conversion of affiliated company's bonds (Elektrosvyaz OJSC of Kursk Region) in the process of reorganization of "CenterTelecom" OJSC. Date of actual conversion of the securities: November 30, 2002

(9) Type, series (class), form and other identifiers of securities

Type of securities: ***bonds***

Series: ***9-K***

Type: ***interest-bearing***

Form: ***registered non-certificated***

State registration number of the securities issue: ***4-11-00194-A***

Date of state registration of the securities issue: ***11.10.2002***

Date of state registration of the securities issue report: ***14.01.2003***

Name of the registering authority that has carried out state registration of the securities issue and state registration of the securities issue report: ***Federal Securities Commission of Russia***

Number of securities placed: ***50***

Nominal value of each security: ***RUR 1,500***

Amount of securities of the issue in terms of nominal value: ***RUR 75,000***

Rights attached to every security of the issue:

A bondholder is entitled to:

1) Receipt of the bond nominal value from the Issuer by its redemption.
2) Receipt of fixed yield in the amount of 0.1% of the bond nominal value by its redemption.
3) Access to the telephone network, provided a technical capability is available, by entering into a telecommunication services agreement. The bondholder will pay for the telecommunication services at rates existing as of the moment of such service provision.
4) Early redemption of the bonds in the following cases:
   - change in address of the holder of bonds block paid prior to providing access to the telephone access at the old address and, in case of absence of technical capability, at the new address;
   - after sale of bonds on the secondary market, if, in the Issuer's opinion, there is no technical capability to provide access to the telephone network at the address specified by the new bondholder prior to expiration of bonds circulation.
5) Payments to the bondholders in case of the Issuer's liquidation are made by the liquidation committee in the order of priority specified by clause 1, Article 64 of the Civil Code of the Russian Federation, namely:
   - claims of individuals, to which the Company is liable for injury to life and health are satisfied in the first place by means of capitalization of the relevant time-based payments;
   - severance pays and remuneration of persons working on labor contracts, including contractual employment, and author's fees are settled on the second place;

- claims of creditors on liabilities secured by pledge of the liquidated company's property are satisfied on the third place;
- debts on certain payments to the budget and non-budget funds are repaid on the fourth place;
- settlements with other creditors, to which the bondholders refer, are carried out on the fifth place in accordance with the acting laws.

The right on the Company's registered non-certificated bonds is to be exercised in relation to the persons registered in the bondholder register system.

Procedure and terms for redemption of the securities of the issue:

For the purpose of bond redemption, the bondholder sends an application to the address of the Company's Kursk affiliated branch at: 8 Krasnaya square, Kursk, 305000, on August 31, 2007, the earliest.

The Issuer redeems the bonds by payment of nominal value and fixed yield in the amount of 0.1% of the bond nominal value.

Failure to submit a written application does not discharge the Issuer from the obligation to redeem the bonds.

Payments are made within 30 days as from the bondholder's submission of the application for redemption to the Issuer, however, not later than on August 21, 2008.

Payments are made in the order of applications receipt.

Periodicity of settlements with bondholders - in a lump sum.

Payments are to be made within 30 days as from the bondholder's submission of the application for redemption to the Issuer:

- by cash from the Issuer's cash-box at: 8 Krasnaya square, Kursk, 305000;

- by a bank transfer to the settlement account with a bank (bank details must be specified in the bondholder's application).

Bonds are to be redeemed in the currency of the Russian Federation.

Redemption period for the bonds of the issue:
Commencement: August 31, 2007
End: August 31, 2008

Early redemption of the bonds of the issue:

The earliest date when the bonds may be presented for early redemption: the first day upon expiration of 7 days as from the date of state registration of the securities issue report.

Early redemption of the bonds takes place in the following cases:

- change in address of the holder of bonds block paid prior to providing access to the telephone access at the old address and, in case of absence of technical capability, at the new address;

- after sale of bonds on the secondary market, if, in the Issuer's opinion, there is no technical capability to provide access to the telephone network at the address specified by the new bondholder prior to expiration of bonds circulation.

In case of early redemption of the bonds, bond nominal value and fixed yield in the amount of 0.1% of the bond nominal value are paid.

Amount of (coupon) yield on bonds; procedure and terms for its payment:

A bondholder is entitled to receive from the Issuer nominal value and fixed yield in the amount of 0.1% of the bond nominal value by its redemption.

Every holder of one and more bonds of the issue is entitled to access to the telephone network, provided a technical capability is available, by entering into a telecommunication services agreement.

Technical capability of telephone installation is determined by availability of free telephone numbers of subscriber capacity and free lines in telephone cables planned to be installed as a result of placement of this telephone loan. Availability of technical capability is determined by the Company's Kursk affiliated branch at the expense of the Company within 5 days as from submission of a written request at: 11 Chernyshevskogo str., Kursk, 305016, or 8 Krasnaya square, Kursk, 305000.

The telecommunication services agreement is made within 3 days as from the bondholder's submission of the following documents:

- passport or a document to confirm title (other property right) or the right of lease to real estate in Kursk;

- an extract from the rights to securities records to confirm that one or more bonds are available on the applicant's account;

- a certificate on availability of technical capability to provide access to the telephone network.

Telephone is to be installed within 1 year as from the date of the telecommunication services agreement.

The telecommunication services agreement is to be executed at: 11 Chernyshevskogo str., Kursk, 305016, or 8 Krasnaya square, Kursk, 305000.

Security on the bonds issued: no security is envisaged.

Other data: The bonds have been placed by conversion of affiliated company's bonds (Elektrosvyaz OJSC of Kursk Region) in the process of reorganization of "CenterTelecom" OJSC. Date of actual conversion of the securities: November 30, 2002.

(10) Type, series (class), form and other identifiers of securities

Type of securities: ***bonds***

Series: ***10-K***

Type: ***interest-bearing***

Form: ***registered non-certificated***

State registration number of the securities issue: ***4-12-00194-A***

Date of state registration of the securities issue: ***11.10.2002***

Date of state registration of the securities issue report: ***14.01.2003***

Name of the registering authority that has carried out state registration of the securities issue and state registration of the securities issue report: ***Federal Securities Commission of Russia***

Number of securities placed: ***200***

Nominal value of each security: ***RUR 1,500***

Amount of securities of the issue in terms of nominal value: ***RUR 300,000***

Rights attached to every security of the issue:

A bondholder is entitled to:

1) Receipt of the bond nominal value from the Issuer by its redemption.
2) Receipt of fixed yield in the amount of 0.1% of the bond nominal value by its redemption.
3) Access to the telephone network, provided a technical capability is available, by entering into a telecommunication services agreement. The bondholder will pay for the telecommunication services at rates existing as of the moment of such service provision.
4) Early redemption of the bonds in the following cases:
   - change in address of the holder of bonds block paid prior to providing access to the telephone access at the old address and, in case of absence of technical capability, at the new address;
   - after sale of bonds on the secondary market, if, in the Issuer's opinion, there is no technical capability to provide access to the telephone network at the address specified by the new bondholder prior to expiration of bonds circulation.
5) Payments to the bondholders in case of the Issuer's liquidation are made by the liquidation committee in the order of priority specified by clause 1, Article 64 of the Civil Code of the Russian Federation, namely:
   - claims of individuals, to which the Company is liable for injury to life and health are satisfied in the first place by means of capitalization of the relevant time-based payments;
   - severance pays and remuneration of persons working on labor contracts, including contractual employment, and author's fees are settled on the second place;

- claims of creditors on liabilities secured by pledge of the liquidated company's property are satisfied on the third place;
- debts on certain payments to the budget and non-budget funds are repaid on the fourth place;
- settlements with other creditors, to which the bondholders refer, are carried out on the fifth place in accordance with the acting laws.

The rights on the Company's registered non-certificated bonds are to be exercised in relation to the persons registered in the bondholder register system.

Procedure and terms for redemption of the securities of the issue:

For the purpose of bond redemption, the bondholder sends an application to the address of the Company's Kursk affiliated branch at: 8 Krasnaya square, Kursk, 305000, on August 31, 2007, the earliest.

The Issuer redeems the bonds by payment of nominal value and fixed yield in the amount of 0.1% of the bond nominal value.

Failure to submit a written application does not discharge the Issuer from the obligation to redeem the bonds.

Payments are made within 30 days as from the bondholder's submission of the application for redemption to the Issuer, however, not later than on August 21, 2008.

Payments are made in the order of applications receipt.

Periodicity of settlements with bondholders - in a lump sum.

Form of settlements - cash, cashless.

Payments are to be made within 30 days as from the bondholder's submission of the application for redemption to the Issuer:

- by cash from the Issuer's cash-box at: 8 Krasnaya square, Kursk, 305000;

- by a bank transfer to the settlement account with a bank (bank details must be specified in the bondholder's application).

Bonds are to be redeemed in the currency of the Russian Federation.

Redemption period for the bonds of the issue:

Commencement: August 31, 2007

End: August 31, 2008

Early redemption of the bonds of the issue:

The earliest date when the bonds may be presented for early redemption: the first day upon expiration of 7 days as from the date of state registration of the securities issue report.

Early redemption of the bonds takes place in the following cases:

- change in address of the holder of bonds block paid prior to providing access to the telephone access at the old address and, in case of absence of technical capability, at the new address;
- after sale of bonds on the secondary market, if, in the Issuer's opinion, there is no technical capability to provide access to the telephone network at the address specified by the new bondholder prior to expiration of bonds circulation.

In case of early redemption of the bonds, bond nominal value and fixed yield in the amount of 0.1% of the bond nominal value are paid.

Amount of (coupon) yield on bonds; procedure and terms for its payment:

A bondholder is entitled to receive from the Issuer nominal value and fixed yield in the amount of 0.1% of the bond nominal value by its redemption.

Every holder of one and more bonds of the issue is entitled to access to the telephone network, provided a technical capability is available, by entering into a telecommunication services agreement.

Technical capability of telephone installation is determined by availability of free telephone numbers of subscriber capacity and free lines in telephone cables planned to be installed as a result of placement of this telephone loan.

Availability of technical capability is determined by the Company's Kursk affiliated branch at the expense of the Company within 5 days as from submission of a written request at: 35 Kurskaya str., Zheleznogorsk district, Kursk Region, 307130, or 8 Krasnaya square, Kursk, 305000.

The telecommunication services agreement is made within 3 days as from the bondholder's submission of the following documents:

- passport or a document to confirm title to the dwelling property in Kursk;
- an extract from the rights to securities records to confirm that one or more bonds are available on the applicant's account;
- a certificate on availability of technical capability to provide access to the telephone network.

Telephone is to be installed within 1 year as from the date of the telecommunication services agreement.

The telecommunication services agreement is to be executed at: 35 Kurskaya str., Zheleznogorsk district, Kursk Region, 307130, or 8 Krasnaya square, Kursk, 305000.

Security on the bonds issued: no security is envisaged.

Other data: The bonds have been placed by conversion of affiliated company's bonds (Elektrosvyaz OJSC of Kursk Region) in the process of reorganization of "CenterTelecom" OJSC. Date of actual conversion of the securities: November 30, 2002.

(11) Type, series (class), form and other identifiers of securities

Type of securities: ***bonds***

Series: ***11-K***

Type: ***interest-bearing***

Form: ***registered non-certificated***

State registration number of the securities issue: ***4-13-00194-A***

Date of state registration of the securities issue: ***11.10.2002***

Date of state registration of the securities issue report: ***14.01.2003***

Name of the registering authority that has carried out state registration of the securities issue and state registration of the securities issue report: ***Federal Securities Commission of Russia***

Number of securities placed: ***500***

Nominal value of each security: ***RUR 1,500***

Amount of securities of the issue in terms of nominal value: ***RUR 750,000***

Rights attached to every security of the issue:

A bondholder is entitled to:

1) Receipt of the bond nominal value from the Issuer by its redemption.
2) Receipt of fixed yield in the amount of 0.2% of the bond nominal value by its redemption.
3) Access to the telephone network, provided a technical capability is available, by entering into a telecommunication services agreement. The bondholder will pay for the telecommunication services at rates existing as of the moment of such service provision.
4) Payments to the bondholders in case of the Issuer's liquidation are made by the liquidation committee in the order of priority specified by clause 1, Article 64 of the Civil Code of the Russian Federation, namely:
   - claims of individuals, to which the Company is liable for injury to life and health are satisfied in the first place by means of capitalization of the relevant time-based payments;
   - severance pays and remuneration of persons working on labor contracts, including contractual employment, and author's fees are settled on the second place;
   - claims of creditors on liabilities secured by pledge of the liquidated company's property are satisfied on the third place;
   - debts on certain payments to the budget and non-budget funds are repaid on the fourth place;
   - settlements with other creditors, to which the bondholders refer, are carried out on the fifth place in accordance with the acting laws.

The rights on the Company's registered non-certificated bonds are to be exercised in relation to the persons registered in the bondholder register system.

Procedure and terms for redemption of the securities of the issue:

For the purpose of bond redemption, the bondholder sends an application to the address of the Company's Kursk affiliated branch at: 8 Krasnaya square, Kursk, 305000, on October 26, 2008, the earliest.

The Issuer will redeem the bonds by payment of the nominal value and fixed yield in the amount of 0.2% of the bond nominal value.

Failure to submit a written application does not discharge the Issuer from the obligation to redeem the bonds.

Payments are made within 30 days as from the bondholder's submission of the application for redemption to the Issuer, however, not later than on April 26, 2009.

Payments are made in the order of applications receipt.

Periodicity of settlements with bondholders - in a lump sum.

Payments are to be made within 30 days as from the bondholder's submission of the application for redemption to the Issuer:

- by cash from the Issuer's cash-box at: 8 Krasnaya square, Kursk, 305000;
- by a bank transfer to the settlement account with a bank (bank details must be specified in the bondholder's application).

Bonds are to be redeemed in the currency of the Russian Federation.

Redemption period for the bonds of the issue:

Commencement: October 26, 2008

End: April 26, 2009

Early redemption option is not envisaged.

Amount of (coupon) yield on bonds; procedure and terms for its payment:

A bondholder is entitled to receive from the Issuer nominal value and fixed yield in the amount of 0.2% of the bond nominal value by its redemption.

Every holder of one and more bonds of the issue is entitled to access to the telephone network, provided a technical capability is available, by entering into a telecommunication services agreement.

Technical capability of telephone installation is determined by availability of free telephone numbers of subscriber capacity and free lines in telephone cables planned to be installed as a result of placement of this telephone loan.

Availability of technical capability is determined by the Company's Kursk affiliated branch at the expense of the Company within 5 days as from submission of a written request at: 11 Chernyshevskogo str., Kursk, 305016 or 8 Krasnaya square, Kursk, 305000.

The telecommunication services agreement is made within 3 days as from the bondholder's submission of the following documents:

- passport or a document to confirm title to the dwelling property in Kursk;
- an extract from the rights to securities records to confirm that one or more bonds are available on the applicant's account;
- a certificate on availability of technical capability to provide access to the telephone network.

Telephone is to be installed within 1 year as from the date of the telecommunication services agreement.

The telecommunication services agreement is to be executed at: 11 Chernyshevskogo str., Kursk, 305016, or 8 Krasnaya square, Kursk, 305000.

Security on the bonds issued: no security is envisaged.

Other data: The bonds have been placed by conversion of affiliated company's bonds (Elektrosvyaz OJSC of Kursk Region) in the process of reorganization of "CenterTelecom" OJSC. Date of actual conversion of the securities: November 30, 2002.

(12) Type, series (class), form and other identifiers of securities

Type of securities: ***bonds***

Series: ***3-I***

Type: ***interest-bearing***

Form: ***registered non-certificated***

State registration number of the securities issue: ***4-16-00194-A***

Date of state registration of the securities issue: ***11.10.2002***

Date of state registration of the securities issue report: ***14.01.2003***

Name of the registering authority that has carried out state registration of the securities issue and state registration of the securities issue report: ***Federal Securities Commission of Russia***

Number of securities placed: ***349***

Nominal value of each security: ***RUR 6,000***

Amount of securities of the issue in terms of nominal value: ***RUR 2,094,000***

Rights attached to every security of the issue:

A bondholder is entitled to:

- Receipt of the bond nominal value from the Issuer by its redemption;
- Receipt of fixed yield in the amount of 0.1% of the bond nominal value by its redemption;
- Access to the telephone network from one subscriber number, provided technical capability is available, at m. Pustosh-Bor and P.O. No. 14 Ivanovo. The bondholder will pay under the telecommunication services agreement at rates existing at the moment of the said service provision.

Payments to the bondholders in case of the Issuer's liquidation are made by the liquidation committee in the order of priority specified by clause 1, Article 64 of the Civil Code of the Russian Federation, namely:

- claims of individuals, to which the Company is liable for injury to life and health are satisfied in the first place by means of capitalization of the relevant time-based payments;
- severance pays and remuneration of persons working on labor contracts (contractual employment), and author's fees are settled on the second place;
- claims of creditors on liabilities secured by pledge of the liquidated company's property are satisfied on the third place;
- debts on certain payments to the budget and non-budget funds are repaid on the fourth place;
- settlements with other creditors, to which the bondholders refer, are carried out on the fifth place in accordance with the acting laws.

The rights on the Company's registered non-certificated bonds are to be exercised in relation to the persons registered in the bondholder register system.

Procedure and terms for redemption of the securities of the issue:

A bondholder sends an application for redemption to the Issuer on July 01, 2007, the earliest.

The Issuer redeems the bonds by payment of the bond nominal value and fixed yield in the amount of 0.1 % of the bond nominal value.

Failure to submit a written application does not discharge the Issuer from the obligation to redeem the bonds.

Payments are to be made in the order of applications receipt.

Periodicity of settlements with bondholder - in a lump sum.

Form of payment: cash, cashless.

Payments are to be made:

- by cash from the company's cash-box;
- by a bank transfer to the settlement account with a bank.

Redemption period for the bonds of the issue:

Commencement: From the moment of call for redemption presented to the Issuer by the bondholder within the period from July 01, 2007, up to August 31, 2007.

End: Payments are to be made within 30 days as from the date of the bondholder's application for redemption submission to the Issuer.

Early redemption option is not envisaged.

Amount of (coupon) yield on bonds; procedure and terms for its payment:

A bondholder is entitled to:

- Receipt of the bond nominal value from the Issuer by its redemption;

- Receipt of fixed yield in the amount of 0.1% of the bond nominal value by its redemption;

A bondholder is entitled to access to the telephone network from one subscriber number, provided technical capability is available, at m. Pustosh-Bor and P.O. No. 14 Ivanovo. The bondholder will pay under the telecommunication services agreement at rates existing at the moment of the said service provision.

Procedure for determining technical capability to provide access to the telephone network and entering into the telecommunication services agreement.

Availability of technical capability to provide access to the telephone network is determined within ten days as from submission of the bondholder's written request at the following addresses:

- No. 1 - 159 Lezhnevskaya str.;
- No. 2 - 13 Lenina pr.;
- No. 4 - 102 Kukonkovykh str.;
- No. 16 - 3 B. Khmelnitskogo str.;
- No. 25 - 11 Ermaka str.;
- No. 43 - 6 Svetlaya str..

Technical capability to provide access to the telephone network is determined by availability of free telephone numbers of subscriber capacity and free lines in telephone cables planned to be installed as a result of placement of this telephone loan.

The telecommunication services agreement is made within 3 days as from the bondholder's submission of the following documents:

- passport or a document to confirm title to the dwelling property in m. Pustosh-Bor or P.O. No. 14 Ivanovo (for individuals);
- a document to confirm title (other property right) or the right of lease to real estate in m. Pustosh-Bor or P.O. No. 14 (for legal entities);
- holder's application for access to the telephone network;
- an extract from the rights to securities records to confirm that bonds of this issue are available on the applicant's account;
- certificate on technical capability to provide access to the telephone network.

Access to the telephone network is to be provided within eighteen months as from the date of the telecommunication services agreement.

Bondholders may submit a request as to availability of technical capability to provide access to the telephone network, and redeem the bonds at the following addresses:

- No. 1 - 159 Lezhnevskaya str.;
- No. 2 - 13 Lenina pr.;
- No. 4 - 102 Kukonkovykh str.;
- No. 16 - 3 B. Khmelnitskogo str.;
- No. 25 - 11 Ermaka str.;
- No. 43 - 6 Svetlaya str..

Security on the bonds issued: no security is envisaged.

Other data: The bonds have been placed by conversion of affiliated company's bonds (Elektrosvyaz OJSC of Kursk Region) in the process of reorganization of "CenterTelecom" OJSC. Date of actual conversion of the securities: November 30, 2002

(13) Type, series (class), form and other identifiers of securities:

Type of securities: ***bonds***

Series: ***4-I***

Type: ***interest-bearing***

Form: ***registered non-certificated***

State registration number of the securities issue: ***4-17-00194-A***

Date of state registration of the securities issue: ***11.10.2002***

Date of state registration of the securities issue report: ***14.01.2003***

Name of the registering authority that has carried out state registration of the securities issue and state registration of the securities issue report: ***Federal Securities Commission of Russia***

Number of securities placed: ***68***

Nominal value of each security: ***RUR 4,000***

Amount of securities of the issue in terms of nominal value: ***RUR 272,000***

Rights attached to every security of the issue:

Each bond entitles to:

- Receipt of the bond nominal value from the Company by its redemption;
- Receipt of fixed yield in the amount of 0.1% of the bond nominal value by its redemption;
- Access to the telephone network from one subscriber number, provided technical capability is available, at localities of Ivanovo Region: Kolyanovo village, or Zhukovo village, or Ignatovo-2 cottage township. The bondholder will pay under the telecommunication services agreement at rates existing at the moment of the said service provision.

Payments to the bondholders in case of the Issuer's liquidation are made by the liquidation committee in the order of priority specified by clause 1, Article 64 of the Civil Code of the Russian Federation, namely:

- claims of individuals, to which the Company is liable for injury to life and health are satisfied in the first place by means of capitalization of the relevant time-based payments;
- severance pays and remuneration of persons working on labor contracts (contractual employment), and author's fees are settled on the second place;
- claims of creditors on liabilities secured by pledge of the liquidated company's property are satisfied on the third place;
- debts on certain payments to the budget and non-budget funds are repaid on the fourth place;
- settlements with other creditors, to which the bondholders refer, are carried out on the fifth place in accordance with the acting laws.

The rights on the Company's registered non-certificated bonds are to be exercised in relation to the persons registered in the system.

Procedure and terms for redemption of the securities of the issue:

A bondholder sends an application for redemption to the Company on July 01, 2007, the earliest, at the following addresses:

- No. 1 - 159 Lezhnevskaya str.;
- No. 2 - 13 Lenina pr.;
- No. 4 - 102 Kukonkovykh str.;
- No. 16 - 3 B. Khmelnitskogo str.;
- No. 25 - 11 Ermaka str.;
- No. 43 - 6 Svetlaya str..

The Company redeems the bonds by payment of the bond nominal value and fixed yield in the amount of 0.1 % of the bond nominal value.

Failure to submit a written application does not discharge the Issuer from the obligation to redeem the bonds.

Payments are to be made in the order of priority within 30 days as from the date of the bondholder's application for redemption submission to the Company.

Periodicity of settlements with bondholder - in a lump sum.

Form of payment: cash, cashless.

Payments are to be made:

- by cash from the company's cash-box at the addresses specified above;
- by a bank transfer to the settlement account with a bank (bank details must be specified in the bondholder's application).

Redemption period for the bonds of the issue:

Commencement: August 01, 2007

End: September 30, 2007

Early redemption option is not envisaged.

Amount of (coupon) yield on bonds; procedure and terms for its payment:

A bondholder is entitled to:

- Receipt of the bond nominal value from the Company by its redemption;
- Receipt of fixed yield in the amount of 0.1% of the bond nominal value by its redemption;

Every bond entitles to access to the telephone network from one subscriber number, provided technical capability is available, at localities of Ivanovo Region: Kolyanovo village, or Zhukovo village, or Ignatovo-2 cottage township.

Availability of technical capability to provide access to the telephone network is determined within ten days as from submission of the bondholder's written request at the following addresses:

- No. 1 - 159 Lezhnevskaya str.;
- No. 2 - 13 Lenina pr.;
- No. 4 - 102 Kukonkovykh str.;
- No. 16 - 3 B. Khmelnitskogo str.;
- No. 25 - 11 Ermaka str.;
- No. 43 - 6 Svetlaya str..

Technical capability to provide access to the telephone network is determined by availability of free telephone numbers of subscriber capacity and free lines in telephone cables planned to be installed as a result of placement of this telephone loan.

The telecommunication services agreement is made within 3 days as from the bondholder's submission of the following documents:

- passport or a document to confirm title to the dwelling property in localities of Ivanovo Region: Kolyanovo village, or Zhukovo village, or Ignatovo-2 cottage township (for individuals); a document to confirm title (other property right) or the right of lease to real estate in localities of Ivanovo Region: Kolyanovo village, or Zhukovo village, or Ignatovo-2 cottage township (for legal entities);
- holder's application for access to the telephone network;
- an extract from the rights to securities records to confirm that bonds of this issue are available on the applicant's account;
- certificate on technical capability to provide access to the telephone network.

Access to the telephone network is to be provided within eighteen months as from the date of the telecommunication services agreement.

Security on the bonds issued: no security is envisaged.

Other data: The bonds have been placed by conversion of affiliated company's bonds (Elektrosvyaz OJSC of Kursk Region) in the process of reorganization of "CenterTelecom" OJSC. Date of actual conversion of the securities: November 30, 2002.

(14) Type, series (class), form and other identifiers of securities

Type of securities: ***bonds***

Series: ***04***

Type: ***interest-bearing***

Form: ***certificated bearer bonds***

State registration number of the securities issue: ***4-19-00194-A***

Date of state registration of the securities issue: ***29.06.2004***

Date of state registration of the securities issue report: ***12.10.2004***

Name of the registering authority that has carried out state registration of the securities issue and state registration of the securities issue report: ***Federal Service for Financial Markets of Russia***

Number of securities of the issue placed: ***5,622,595***
Nominal value of each security of the issue: ***RUR 1,000***
Amount of securities of the issue in terms of nominal value: ***RUR 5,622,595,000***

Rights attached to every security of the issue:

Bonds represent direct unconditional obligations of "Central Telecommunication Company" Open Joint Stock Company (hereinafter "the Issuer").

1.A bondholder is entitled to receipt of the bond nominal value in time specified by the Bond.

2. A bondholder is entitled to receipt of coupon yield (percent of the bond nominal value) upon expiration of each coupon period.

3. In case of the Issuer's failure to perform its obligations on the Bonds or improper performance of the relevant obligations (including default, technical default), security in the form of surety is envisaged. The surety undertakes to be responsible to Bondholders for the Issuer's performance on the Bonds on payment of the Bonds nominal value by their redemption, which makes RUR 7,000,000,000 (Seven billion), and on payment of aggregate coupon yield on the Bonds.

A bondholder is entitled to raise a claim against the surety in accordance with the security terms specified in the Resolution on securities issue.

Person that provided security on this bond issue is Telecom-Terminal Limited Liability Company:

Location: 13 Lenina str., Ivanovo, Russian Federation, 153000

Postal address: 13 Lenina str., Ivanovo, Russian Federation, 153000

With transfer of rights to the Bond, all the rights arising from the surety are transferred to a new holder (transferee). Transfer of the rights arising from the surety without transfer of the rights to the Bond is invalid.

4. A bondholder is entitled to return of investments in case the Bonds are held invalid.

5. On the top of the rights listed, the bondholder is entitled to exercise other property rights stipulated by the acting laws of the Russian Federation.

Indication of mandatory centralized custody:

Securities of the issue are certificated securities with mandatory centralized custody.

Depositary's full trade name: *National Depositary Center Non-commercial Partnership*

Abbreviated trade name: *NDC*

Location: *12 Zhitnaya str., Moscow, Russian Federation, 117049*

License Number: *177-03431-000100*

License issued on: *4.12.2000*

License validity term: *unlimited validity*

License issuing authority: *Federal Securities Commission of Russia*

Procedure and terms for redemption of the securities of the issue:

The Bonds are to be redeemed in Rubles of the Russian Federation on a cashless basis.

The Bonds are redeemed by paying agent on instructions and at the expense of the Issuer.

Functions of the paying agent for the Bonds redemption are fulfilled by ROSBANK Joint Stock Commercial Bank (Open Joint Stock Company) (hereinafter the "Paying Agent") with the registered office at: 11 Mashi Poryvayevoi str., Moscow, 107078, and actual address at: 11 Mashi Poryvayevoi str., Moscow, 107078.

The Issuer may appoint additional and other paying agents and revoke such appointments. Official notice of the Issuer of the said actions is published by the Issuer in the procedure and in time specified in clause 11 of the Resolution on securities issue and sub-clause 2.9 of the Prospectus.

The Bonds are redeemed at nominal value on the 1830th (One thousand eight hundred thirtieth) day as from commencement of the Bonds placement.

If the Bonds maturity date falls on a day-off, whether an official public day-off or a day-off for settlement transactions, then the due amount is paid on the business day immediately following such

day-off. The bondholder is not entitled to require accrual of interest or any other compensation for such a delay in payment.

The Bonds are redeemed in the currency of the Russian Federation on a cashless basis for the benefit of the bondholders. It is presumed that nominee names – depositors of the NDC are authorized to receive redemption amounts on the Bonds.

The Bonds are redeemed for the benefit of the bondholders who are the same as of the end of the NDC's transaction day preceding the 7th (Seventh) business day before the date of the Bonds maturity (hereinafter the "Date of Making List of Bondholders and/or Nominee Names").

The Issuer performs obligations on the Bonds redemption based on the list of bondholders and/or nominee names provided by NDC (hereinafter the "List of Bondholders and/or Nominee Names").

A NDC's depositor who is not authorized by its customers to receive redemption amounts on the Bonds submits the list of bondholders to NDC not later than on the 6th (Sixth) business day before the maturity date, which list must include all the details specified below for the List of Bondholders and/or Nominee Names.

If there are non-residents and/or individuals among the bondholders who have authorized the nominee name to receive redemption amounts on the Bonds, then the nominee name must specify the following information in the list of bondholders in relation to such persons:

- full name/last name, patronymic and first name of the Bondholder;
- number of the Bonds owned;
- full name of the person authorized to receive redemption amounts on the Bonds;
- bondholder's location (or registration for individuals) and postal address, including postcode;
- bank details for account of the person authorized to receive redemption amounts on the Bonds;
- bondholder's tax identification code (TIC);
- bondholder's tax status.

If the bondholder is a non-resident legal entity:

- individual identification number (IIN) - if any.

If the bondholder is an individual:

- type, number, date and place of issue of the identity document of the bondholder, and name of the issuing authority;
- number of the state pension security certificate of the bondholder (if any);
- TIC of the bondholder (if any);
- date, month and year of birth of the bondholder.

Performance of the obligations in relation to the bondholder included in the List of Bondholders and/or Nominee Names is deemed proper, among other cases, in case of the Bonds disposal after the Date of Making List of Bondholders and/or Nominee Names.

If the bondholder's rights to the Bonds are accounted by a nominee name, and the nominee name is authorized to receive redemption amounts on the Bonds, then the person authorized to receive redemption amounts on the Bonds is understood as the nominee name.

If the bondholder's rights to the Bonds are not accounted by a nominee name, or the nominee name is not authorized by the holder to receive redemption amounts on the Bonds, then the person authorized to receive redemption amounts on the Bonds is understood as the bondholder.

Not later than on the 4th (Fourth) business day before the Bonds maturity date, NDC furnishes the Issuer and the Paying Agent with the List of Bondholders and/or Nominee Names made as of the Date of Making List of Bondholders and/or Nominee Names, including the following data:
a) full name of the person authorized to receive redemption amounts on the Bonds.
b) number of the Bonds accounted on the securities accounts of the holder or interdepositary account of the Bonds nominee name authorized to receive redemption amounts on the Bonds;
c) location and postal address of the person authorized to receive redemption amounts on the Bonds;
d) bank details for account of the person authorized to receive redemption amounts on the Bonds, namely:

- account number;
- name of the bank where the account is opened;
- correspondent account of the bank where the account is opened;
- bank identification code and TIC of the bank where the account is opened.

e) taxpayer identification code (TIC) of the person authorized to receive redemption amounts on the Bonds;

f) indication of tax status of the bondholder and the person authorized to receive redemption amounts on the Bonds.

Bondholders, their authorized persons, including depositors of NDC, are obliged to submit necessary data to NDC in a timely manner, and ensure that the data provided to NDC are complete and up-to-date, as well as bear all the risks of failure to submit / untimely submission of such data.

If the said data are submitted to NDC untimely or incomplete, the Issuer is not responsible for untimely or improper performance of obligations on the Bonds redemption. Risk of loss in case of untimely or incomplete submission of the said data is borne by the bondholder.

In case of failure to submit (untimely submission of) the information to NDC, which information is necessary for the Issuer's performance of the obligations on the Bonds, such obligations are performed to the person who set the claim on their performance and who is the bondholder as of the date of such claim. In such a case, the Issuer performs obligations on the Bonds based on the data of NDC, and the Issuer's obligations are deemed performed completely and properly. If the bank details and other information necessary for the Issuer's performance of the obligations on the Bonds submitted by the holder or nominee name or available with the Depositary does not allow the Paying Agent to transfer money in a timely manner, such a delay may not be deemed as late performance on the Bonds, and the bondholder is not entitled to require accrual of interest or any other compensation for such delay in payment. In cases provided for by the agreement with NDC, the Issuer is entitled to require confirmation of such data with the data on accounting of rights to the Bonds.

Based on the List of Bondholders and/or Nominee Names submitted by NDC, the Paying Agent calculates the amounts of money payable to every person authorized to receive redemption amounts on the Bonds.

Not later than on the 3rd (Third) business day before the Bonds maturity, the Issuer transfers the required money to the Paying Agent's account.

On the Bonds maturity date, the Paying Agent transfers the required money to accounts of the persons authorized to receive redemption amounts on the Bonds for the benefit of the bondholders.

If one person is authorized to receive redemption amounts on the Bonds by several bondholders, then the total amount is transferred to such person without breakdown by amounts payable to each bondholder.

Redemption period for the bonds of the issue:

Commencement of redemption: Bonds redemption begins on the 1830th (One thousand eight hundred thirtieth) day as from the date of the Bonds placement commencement.

End of redemption: end of the Bonds redemption is the date of commencement of Bonds redemption.

Form of bonds redemption:

The Bonds of the issue are redeemed in cash in the currency of the Russian Federation on a cashless basis. Bondholders may not choose the form of the Bonds redemption.

Procedure for determining yield payable on each bond

Coupon (interest) period		Amount of coupon (interest) yield
Commencement date	End date	

Coupon 1: Rate of interest on the first coupon is fixed through an auction to determine rate of interest per annum on the first coupon as of the date of the Bonds placement commencement.

On the date of the Bonds placement commencement, the Moscow Interbank Currency Exchange carries out an auction to determine rate of interest on the first coupon among potential buyers of the Bonds. On the day of the auction, the Section Members submit bids, settlement code T0, through the trading and clearing systems of the Moscow Interbank Currency Exchange in accordance with the Trading Rules of the Securities Section of

the Moscow Interbank Currency Exchange and other regulatory documents of the Moscow Interbank Currency Exchange both at their own expense, and at the expense and upon instructions of customers. Time and procedure for submission of bids for the auction to determine rate of interest on the first coupon are specified by the Moscow Interbank Currency Exchange upon agreement with the Issuer and/or the Underwriter. Bids are sent by the Section Members to the Underwriter's address.

Each bid specifies annual rate of interest on the first coupon, at which the bidder is prepared to buy the Bonds in case of their placement at the price equal to 100 (One hundred) percent of the Bonds nominal value, as well as relevant number of the Bonds, which the bidder would like to buy, if the Issuer fixes rate of interest on the first coupon equal or higher than that specified in the bid. The rate of interest, at which the bidder is prepared to buy the Bonds, must be expressed in percent per annum to within 0.01 percent.

By the auction beginning, the Section Members reserve money on their trading accounts with the Settlement Chamber of the Moscow Interbank Currency Exchange in the amount sufficient for full payment for the Bonds specified in the bids taking into account commissions of the Moscow Interbank Currency Exchange.

Bids that do not meet the above requirements are not admitted to the auction to determine rate of interest on the first coupon of the Bonds.

Upon expiration of the period for bids submission for the auction to determine rate of interest on the first coupon, the Securities Market Section Members may not revoke their bids submitted.

Upon expiration of the period for bids submission, the Moscow Interbank Currency Exchange makes a single consolidated register of all the bids submitted to the Underwriter and not revoked by the Section Members as of the deadline for the bids submission (hereinafter the "Consolidated Bid Register") and gives it to the Issuer and/or Underwriter.

The Consolidated Bid Register contains terms of every bid – purchase price, number of securities, date and time of the bid receipt, as well as name of the Section Member who submitted the bid. The Consolidated Bid Register/Bid Receipt Sheet is approved by financial consultant on the securities market.

The Issuer's sole executive body, based on the total amount of bids submitted and rates of interest on the first coupon specified therein, makes a decision on the amount of rate of interest on the first coupon. The Issuer communicates the decision made to the Moscow Interbank Currency Exchange in writing not later than 30 minutes prior to sending information to the information agency. Upon the Issuer's informing the information agency about the amount of rate of interest on the first coupon, the Issuer informs the Underwriter about the rate of interest on the first coupon. The Underwriter informs the Section Members about the rate of interest on the first coupon fixed by the Issuer through the trading system of the Moscow Interbank Currency Exchange by sending electronic messages to all the Section Members.

Information about the rate of interest on the first coupon is disclosed in time and procedure provided for by clause 11 of the Resolution on securities issue and sub-clause 2.9 of the Prospectus.

Date of the first coupon period commencement is the date of the Bonds placement commencement.	Date of the first coupon period end is the date of the second coupon period commencement, which falls on the 183rd day after the date of the Bonds placement commencement.	Amount of payments on the first coupon per Bond is calculated by the following formula: CY= C1 * N * (T1 - T0)/ 365/ 100 %, where CY - the amount of coupon yield on each Bond; N - nominal value of a Bond; C1 - rate of interest on the first coupon in percent per annum; T0- Bonds first coupon period commencement date; T1 - First coupon period end date. The amount of payment on the first coupon per Bond is calculated to one kopek (with rounding according to mathematical rounding rules. The rule of mathematical rounding should be understood as the rounding method where value of a whole kopek (whole kopeks) is left unchanged if the first digit following the rounded one equals to 0 to 4, and increased by one if the first digit following the rounded one equals to 5 to 9).

Coupon 2: Interest rate on the second coupon is equal to that of the first coupon.

Date of the second coupon period commencement is the 183rd day after the date of the Bonds placement commencement.	Date of the second coupon period end is the date of the third coupon period commencement, which falls on the 366th day after the date of the Bonds placement commencement.	Amount of payments on the second coupon per Bond is calculated by the following formula: CY= C2 * N * (T2 - T1)/ 365/ 100 %, where CY - the amount of coupon yield on each Bond; N - nominal value of a Bond; C2 - rate of interest on the second coupon in percent per annum; T1- Bonds second coupon period commencement date;

		T2 - Second coupon period end date. The amount of payment on the second coupon per Bond is calculated to one kopek (with rounding according to mathematical rounding rules. The rule of mathematical rounding should be understood as the rounding method where value of a whole kopek (whole kopeks) is left unchanged if the first digit following the rounded one equals to 0 to 4, and increased by one if the first digit following the rounded one equals to 5 to 9).

Coupon 3: Interest rate on the third coupon is equal to that of the first coupon.

Date of the third coupon period commencement is the 366th day after the date of the Bonds placement commencement.	Date of the third coupon period end is the date of the fourth coupon period commencement, which falls on the 549th day after the date of the Bonds placement commencement.	Amount of payments on the third coupon per Bond is calculated by the following formula: CY= C3 * N * (T3 - T2)/ 365/ 100 %, where CY - the amount of coupon yield on each Bond; N - nominal value of a Bond; C3 - rate of interest on the third coupon in percent per annum; T2- Bonds third coupon period commencement date; T3 - Third coupon period end date. The amount of payment on the third coupon per Bond is calculated to one kopek (with rounding according to mathematical rounding rules. The rule of mathematical rounding should be understood as the rounding method where value of a whole kopek (whole kopeks) is left unchanged if the first digit following the rounded one equals to 0 to 4, and increased by one if the first digit following the rounded one equals to 5 to 9).

Coupon 4: Interest rate on the fourth coupon is equal to that of the first coupon.

Date of the fourth coupon period commencement is the 549th day after the date of the Bonds placement commencement.	Date of the fourth coupon period end is the date of the fifth coupon period commencement, which falls on the 732nd day after the date of the Bonds placement commencement.	Amount of payments on the fourth coupon per Bond is calculated by the following formula: CY= C4 * N * (T4 - T3)/ 365/ 100 %, where CY - the amount of coupon yield on each Bond; N - nominal value of a Bond; C4 - rate of interest on the fourth coupon in percent per annum; T3- Bonds fourth coupon period commencement date; T4 - Fourth coupon period end date. The amount of payment on the fourth coupon per Bond is calculated to one kopek (with rounding according to mathematical rounding rules.... The rule of mathematical rounding should be understood as the rounding method where value of a whole kopek (whole kopeks) is left unchanged if the first digit following the rounded one equals to 0 to 4, and increased by one if the first digit following the rounded one equals to 5 to 9).

Coupon 5: Interest rate on the fifth coupon is equal to that of the first coupon.

Date of the fifth coupon period commencement is the 732nd day after the date of the Bonds placement commencement.	Date of the fifth coupon period end the date of the sixth coupon period commencement, which falls on the 915th day after the date of the Bonds placement commencement.	Amount of payments on the fifth coupon per Bond is calculated by the following formula: CY= C5 * N * (T5 - T4)/ 365/ 100 %, where CY - the amount of coupon yield on each Bond; N - nominal value of a Bond; C5 - rate of interest on the fifth coupon in percent per annum; T4- Bonds fifth coupon period commencement date; T5 - Fifth coupon period end date. The amount of payment on the fifth coupon per Bond is calculated to one kopek (with rounding according to mathematical rounding rules. The rule of mathematical

		rounding should be understood as the rounding method where value of a whole kopek (whole kopeks) is left unchanged if the first digit following the rounded one equals to 0 to 4, and increased by one if the first digit following the rounded one equals to 5 to 9).

Coupon 6: Interest rate on the sixth coupon is equal to that of the first coupon.

Date of the sixth coupon period commencement is the 915th day after the date of the Bonds placement commencement.	Date of the sixth coupon period end the date of the seventh coupon period commencement, which falls on the 1098th day after the date of the Bonds placement commencement.	Amount of payments on the sixth coupon per Bond is calculated by the following formula: CY= C6 * N * (T6 - T5)/ 365/ 100 %, where CY - the amount of coupon yield on each Bond; N - nominal value of a Bond; C6 - rate of interest on the sixth coupon in percent per annum; T5- Bonds sixth coupon period commencement date; T6 - Sixth coupon period end date. The amount of payment on the sixth coupon per Bond is calculated to one kopek (with rounding according to mathematical rounding rules. The rule of mathematical rounding should be understood as the rounding method where value of a whole kopek (whole kopeks) is left unchanged if the first digit following the rounded one equals to 0 to 4, and increased by one if the first digit following the rounded one equals to 5 to 9).

Coupon 7: Interest rate on the seventh coupon is equal to that of the first coupon.

Date of the seventh coupon period commencement is the 1098th day after the date of the Bonds placement commencement.	Date of the seventh coupon period end the date of the eighth coupon period commencement, which falls on the 1281st day after the date of the Bonds placement commencement.	Amount of payments on the seventh coupon per Bond is calculated by the following formula: CY= C7 * N * (T7 – T6)/ 365/ 100 %, where CY – the amount of coupon yield on each Bond; N – nominal value of a Bond; C7 - rate of interest on the seventh coupon in percent per annum; T6- Bonds seventh coupon period commencement date; T7 - Seventh coupon period end date. The amount of payment on the seventh coupon per Bond is calculated to one kopek (with rounding according to mathematical rounding rules. The rule of mathematical rounding should be understood as the rounding method where value of a whole kopek (whole kopeks) is left unchanged if the first digit following the rounded one equals to 0 to 4, and increased by one if the first digit following the rounded one equals to 5 to 9).

Coupon 8: Interest rate on the eighth coupon is equal to that of the first coupon.

Date of the eighth coupon period commencement is the 1281st after the date of the Bonds placement commencement.	Date of the eighth coupon period end the date of the ninth coupon period commencement, which falls on the 1464th day after the date of the Bonds placement commencement.	Amount of payments on the eighth coupon per Bond is calculated by the following formula: CY= C8 * N * (T8 – T7)/ 365/ 100 %, where CY – the amount of coupon yield on each Bond; N – nominal value of a Bond; C8 - rate of interest on the eighth coupon in percent per annum; T7- Bonds eighth coupon period commencement date; T8 - Eighth coupon period end date. The amount of payment on the eighth coupon per Bond is calculated to one kopek (with rounding according to mathematical rounding rules. The rule of mathematical rounding should be understood as the rounding method where value of a whole kopek (whole kopeks) is left unchanged if the first digit following the rounded one equals to 0 to 4, and

		increased by one if the first digit following the rounded one equals to 5 to 9).

Coupon 9: Interest rate on the ninth coupon is equal to that of the first coupon.

Date of the ninth coupon period commencement is the 1464th day after the date of the Bonds placement commencement.	Date of the ninth coupon period end the date of the tenth coupon period commencement, which falls on the 1647th day after the date of the Bonds placement commencement.	Amount of payments on the ninth coupon per Bond is calculated by the following formula: CY= C9 * N * (T9 – T8)/ 365/ 100 %, where CY – the amount of coupon yield on each Bond; N – nominal value of a Bond; C9 - rate of interest on the ninth coupon in percent per annum; T8- Bonds ninth coupon period commencement date; T9 - Ninth coupon period end date. The amount of payment on the ninth coupon per Bond is calculated to one kopek (with rounding according to mathematical rounding rules. The rule of mathematical rounding should be understood as the rounding method where value of a whole kopek (whole kopeks) is left unchanged if the first digit following the rounded one equals to 0 to 4, and increased by one if the first digit following the rounded one equals to 5 to 9).

Coupon 10: Interest rate on the tenth coupon is equal to that of the first coupon.

Date of the tenth coupon period commencement is the 1647th day after the date of the Bonds placement commencement.	Date of the tenth coupon period end is the Bonds maturity date, which falls on the 1830th day after the date of the Bonds placement commencement.	Amount of payments on the tenth coupon per Bond is calculated by the following formula: CY= C10 * N * (T10 – T9)/ 365/ 100 %, where CY – the amount of coupon yield on each Bond; N – nominal value of a Bond; C10 - rate of interest on the tenth coupon in percent per annum; T9- Bonds tenth coupon period commencement date; T10 - Tenth coupon period end date. The amount of payment on the tenth coupon per Bond is calculated to one kopek (with rounding according to mathematical rounding rules. The rule of mathematical rounding should be understood as the rounding method where value of a whole kopek (whole kopeks) is left unchanged if the first digit following the rounded one equals to 0 to 4, and increased by one if the first digit following the rounded one equals to 5 to 9).

Amount of interest (coupon) yield payable on each bond:

The Order of General Director of "CenterTelecom" OJSC No. 372 dated August 17, 2004, approved ***the amount on yield on the first coupon payable per Bond, which makes 13.80% per annum or 69 Rubles 19 kopeks.***

In accordance with the Resolution on securities issue and the Prospectus, ***interest rates on the second – tenth coupons are fixed equal to the rate on the first coupon.***

Procedure and time for interest (coupon) yield payment on bonds, including time of payment on every coupon:

Coupon (interest) period		Time (date) of coupon (interest) yield payment	Date of making the bondholders list for the purpose of coupon (income) yield payment
Commencement date	End date		

Coupon 1: Interest rate on the first coupon is fixed through an auction to determine the first coupon interest rate per annum as of the date of the Bonds placement commencement.

Date of the first coupon period of the issue commencement is the date of Bonds placement commencement.	Date of the first coupon period end is the date of the second coupon period commencement, which falls on the 183rd day after the date of Bonds placement commencement.	Coupon yield on the first coupon is paid on the 183rd day after the date of Bonds of the issue placement commencement. If the date of coupon yield payment on the Bonds falls on a day-off, whether an official public day-off or a day-off for settlement transactions, then the due amount is paid on the business day immediately following such day-off. The bondholder is not entitled to require accrual of interest or any other compensation for such a delay in payment.	Coupon yield on the Bonds is paid for the benefit of the bondholders registered as such as of the end of the NDC's transaction day preceding the 7th (Seventh) business day prior to coupon yield payment on the Bonds (hereinafter the "Date of Making List of Bondholders and/or Nominee Names").

Procedure for payment of coupon (interest) yield:

Coupon yield on the Bonds is paid by the Paying Agent on the instructions and at the expense of the Issuer.

Coupon yield on the Bonds is paid in the currency of the Russian Federation on a cashless basis for the benefit of the bondholders. It is presumed that nominee names – depositors of NDC are authorized to receive coupon yield amounts on the Bonds.

Bondholders, their authorized persons, including depositors of NDC, ensure that the data provided to NDC are complete and up-to-date, and bear all the risks of failure to submit / untimely submission of such data. In case of failure to submit (untimely submission of) information to NDC, which information is necessary for the Issuer's performance of the obligations on the Bonds, such obligations are performed to the person who set the claim on their performance and who is the bondholder as of the date of such claim. In such a case, the Issuer performs obligations on the Bonds based on the data of NDC, and the Issuer's obligations are deemed performed completely and properly. If the bank details and other information necessary for the Issuer's performance of the obligations on the Bonds submitted by the bondholder or nominee name or available with the Depositary does not allow the Paying Agent to transfer money in a timely manner, such a delay may not be deemed as late performance on the Bonds, and the Bondholder is not entitled to require accrual of interest or any other compensation for such delay in payment. In cases provided for by the agreement with NDC, the Issuer is entitled to require confirmation of such data with the data on accounting of rights to the Bonds.

Coupon yield on the Bonds is paid for the benefit of the bondholders registered as such as of the end of the NDC's transaction day preceding the 7th (Seventh) business day prior to coupon yield payment on the Bonds (hereinafter the "Date of Making List of Bondholders and/or Nominee Names").

The Issuer performs its obligations on payment of coupon yield on the Bonds based on the list of bondholders and/or nominee names made by NDC (hereinafter the "List of Bondholders and/or Nominee Names").

A depositor of NDC not authorized by its customers to receive coupon yield amounts on the Bonds submits the list of Bondholders to NDC not later than on the 6th (Sixth) business day before the date of coupon yield payment on the Bonds, which list must include all the details specified below for the List of Bondholders and/or Nominee Names.

If there are non-residents and/or individuals among the holders who have authorized the nominee name to receive coupon yield amounts on the Bonds, then the nominee name must specify the following information in the list of bondholders in relation to such persons:

- full name/last name, patronymic and first name of the bondholder;
- number of the Bonds owned;
- full name of the person authorized to receive coupon yield amounts on the Bonds;
- bondholder's location (or registration for individuals) and postal address, including postcode;
- bank details for account of the person authorized to receive coupon yield amounts on the Bonds;
- bondholder's tax identification code (TIC);
- bondholder's tax status.

If the bondholder is a non-resident legal entity:

- individual identification number (IIN) - if any.

If the bondholder is an individual:

- type, number, date and place of issue of the identity document of the bondholder, and name of the issuing authority;
- number of the state pension security certificate of the bondholder (if any);
- TIC of the bondholder (if any);
- date, month and year of birth of the bondholder.

Performance of the obligations in relation to the Bondholder included in the List of Bondholders and/or Nominee Names is deemed proper, among other cases, in case of the Bonds disposal after the Date of Making List of Bondholders and/or Nominee Names.

If the bondholders' rights to the Bonds are accounted by a nominee name, and the nominee name is authorized to receive coupon yield amounts on the Bonds, then the person authorized to receive coupon yield amounts on the Bonds is understood as the nominee name.

If the bondholders' rights to the Bonds are not accounted by a nominee name, or the nominee name is not authorized by the bondholder to receive coupon yield amounts on the Bonds, then the person authorized to receive coupon yield amounts on the Bonds is understood as the bondholder.

Not later than on the 4th (Fourth) business day before the date of coupon yield payment on the Bonds, the Depositary furnishes the Issuer and the Paying Agent with the List of Bondholders and/or Nominee Names made as of the Date of Making List of Bondholders and/or Nominee Names, which List includes the following data: a) full name of the person authorized to receive coupon yield amounts on the Bonds; b) number of Bonds accounted on the securities account of the bondholder or on the interdepositary account of the nominee name authorized to receive coupon yield amounts on the Bonds; c) location and postal address of the person authorized to receive coupon yield amounts on the Bonds; d) bank details for the account of the person authorized to receive coupon yield amounts on the Bonds, namely: - account number; - name of the bank where the account is opened; - correspondent account of the bank where the account is opened; - bank identification code and TIC of the bank where the account is opened; e) taxpayer identification code (TIC) of the person authorized to receive coupon yield amounts on the Bonds; f) indication of the tax status of the bondholder and the person authorized to receive coupon yield amounts on the Bonds. If the said data are submitted to NDC untimely or incomplete by the bondholder, the Issuer is not responsible for untimely and/or improper performance of obligations to pay coupon yield on the Bonds. Risk of loss in case of untimely and/or incomplete submission of the said data is borne by the bondholder. In case of failure to submit (untimely submission of) the information to NDC, which information is necessary for the Issuer's performance of the obligations on the Bonds, such obligations are performed to the person who set the claim on their performance and who is the bondholder as of the date of such claim. In such a case, the Issuer performs obligations on the Bonds based on the data of NDC. Based on the List of Bondholders and/or Nominee Names submitted by the Depositary, the Paying Agent calculates the amounts of money payable to every person authorized to receive coupon yield amounts on the Bonds. Not later than on the 3rd (Third) business day before the date of coupon yield payment on the Bonds, the Issuer transfers the required money to the Paying Agent's account. On the date of coupon yield payment on the Bonds, the Paying Agent transfers the required money to accounts of the persons authorized to receive coupon yield amounts on the Bonds for the benefit of the bondholders. If one person is authorized to receive coupon yield amounts on the Bonds by several bondholders, then the total amount is transferred to such person without breakdown by amounts payable to each bondholder.

Coupon 2: Interest rate on the second coupon is equal to that of the first coupon.

Date of the second coupon period commencement is the 183rd day after the date of Bonds placement commencement.	Date of the second coupon period end is the date of the third coupon period commencement, which falls on the 366th day after the date of Bonds placement commencement.	Coupon yield on the second coupon is paid on the 366th day after the date of Bonds of the issue placement commencement. If the date of coupon yield payment on the Bonds falls on a day-off, whether an official public day-off or a day-off for settlement transactions, then the due amount is paid on the business day immediately following such day-off. The bondholder is not entitled to require accrual of interest or any other compensation for such a delay in payment.	Coupon yield on the Bonds is paid for the benefit of the bondholders registered as such as of the end of the NDC's transaction day preceding the 7th (Seventh) business day prior to coupon yield payment on the Bonds.
Procedure for coupon yield payment on the second coupon is similar to that for the first coupon.			

Coupon 3: Interest rate on the third coupon is equal to that of the first coupon.

Date of the third coupon period commencement is the 366th day after the date of Bonds placement commencement.	Date of the third coupon period end is the date of the fourth coupon period commencement, which falls on the 549th day after the date of Bonds placement commencement.	Coupon yield on the third coupon is paid on the 549th day after the date of Bonds of the issue placement commencement. If the date of coupon yield payment on the Bonds falls on a day-off, whether an official public day-off or a day-off for settlement transactions, then the due amount is paid on the business day immediately following such day-off. The bondholder is not entitled to require accrual of interest or any other compensation for such a delay in payment.	Coupon yield on the Bonds is paid for the benefit of the bondholders registered as such as of the end of the NDC's transaction day preceding the 7th (Seventh) business day prior to coupon yield payment on the Bonds.
Procedure for coupon yield payment on the third coupon is similar to that for the first coupon.			

Coupon 4: Interest rate on the fourth coupon is equal to that of the first coupon.

Date of fourth coupon period commencement is the 549th day after the date of Bonds placement commencement.	Date of the fourth coupon period end is the date of the fifth coupon period commencement, which falls on the 732nd day after the date of Bonds placement commencement.	Coupon yield on the fourth coupon is paid on the 732nd day after the date of Bonds of the issue placement commencement. If the date of coupon yield payment on the Bonds falls on a day-off, whether an official public day-off or a day-off for settlement transactions, then the due amount is paid on the business day immediately following such day-off. The bondholder is not entitled to require accrual of interest or any other compensation for such a delay in payment.	Coupon yield on the Bonds is paid for the benefit of the bondholders registered as such as of the end of the NDC's transaction day preceding the 7th (Seventh) business day prior to coupon yield payment on the Bonds.
Procedure for coupon yield payment on the fourth coupon is similar to that for the first coupon.			

Coupon 5: Interest rate on the fifth coupon is equal to that of the first coupon.

Date of the fifth coupon period commencement is the 732nd day after the date of Bonds placement commencement.	Date of the fifth coupon period end is the date of the sixth coupon period commencement, which falls on the 915th day after the date of Bonds placement commencement.	Coupon yield on the fifth coupon is paid on the 915th day after the date of Bonds of the issue placement commencement. If the date of coupon yield payment on the Bonds falls on a day-off, whether an official public day-off or a day-off for settlement transactions, then the due amount is paid on the business day immediately following such day-off. The bondholder is not entitled to require accrual of interest or any other compensation for such a delay in payment.	Coupon yield on the Bonds is paid for the benefit of the bondholders registered as such as of the end of the NDC's transaction day preceding the 7th (Seventh) business day prior to coupon yield payment on the Bonds.
Procedure for coupon yield payment on the fifth coupon is similar to that for the first coupon.			

Coupon 6: Interest rate on the sixth coupon is equal to that of the first coupon.

Date of the sixth coupon period commencement is the	Date of the sixth coupon period end is the date of	Coupon yield on the sixth coupon is paid on the 1098th	Coupon yield on the Bonds is paid for the benefit of the

915th day after the date of Bonds placement commencement.	the seventh coupon period commencement, which falls on the 1098th day after the date of Bonds placement commencement.	day after the date of Bonds of the issue placement commencement. If the date of coupon yield payment on the Bonds falls on a day-off, whether an official public day-off or a day-off for settlement transactions, then the due amount is paid on the business day immediately following such day-off. The bondholder is not entitled to require accrual of interest or any other compensation for such a delay in payment.	bondholders registered as such as of the end of the NDC's transaction day preceding the 7th (Seventh) business day prior to coupon yield payment on the Bonds.
Procedure for coupon yield payment on the sixth coupon is similar to that for the first coupon.			

Coupon 7: Interest rate on the seventh coupon is equal to that of the first coupon.

Date of the seventh coupon period commencement is the 1098th day after the date of Bonds placement commencement.	Date of the seventh coupon period end is the date of the eighth coupon period commencement, which falls on the 1281st day after the date of Bonds placement commencement.	Coupon yield on the seventh coupon is paid on the 1281st day after the date of Bonds of the issue placement commencement. If the date of coupon yield payment on the Bonds falls on a day-off, whether an official public day-off or a day-off for settlement transactions, then the due amount is paid on the business day immediately following such day-off. The bondholder is not entitled to require accrual of interest or any other compensation for such a delay in payment.	Coupon yield on the Bonds is paid for the benefit of the bondholders registered as such as of the end of the NDC's transaction day preceding the 7th (Seventh) business day prior to coupon yield payment on the Bonds.
Procedure for coupon yield payment on the seventh coupon is similar to that for the first coupon.			

Coupon 8: Interest rate on the eighth coupon is equal to that of the first coupon.

Date of the eighth coupon period commencement is the 1281st day after the date of Bonds placement commencement.	Date of the eighth coupon period end is the date of the ninth coupon period commencement, which falls on the 1464th day after the date of Bonds placement commencement.	Coupon yield on the eighth coupon is paid on the 1464th day after the date of Bonds placement commencement. If the date of coupon yield payment on the Bonds falls on a day-off, whether an official public day-off or a day-off for settlement transactions, then the due amount is paid on the business day immediately following such day-off. The bondholder is not entitled to require accrual of interest or any other compensation for such a delay in payment.	Coupon yield on the Bonds is paid for the benefit of the bondholders registered as such as of the end of the NDC's transaction day preceding the 7th (Seventh) business day prior to coupon yield payment on the Bonds.
Procedure for coupon yield payment on the eighth coupon is similar to that for the first coupon.			

Coupon 9: Interest rate on the ninth coupon is equal to that of the first coupon.

Date of the ninth coupon period commencement is the 1464th day after the date of Bonds placement commencement.	Date of the ninth coupon period end is the date of the tenth coupon period commencement, which falls on the 1647th day after the date of Bonds	Coupon yield on the ninth coupon is paid on the 1647th day after the date of Bonds of the issue placement commencement. If the date of coupon yield	Coupon yield on the Bonds is paid for the benefit of the bondholders registered as such as of the end of the NDC's transaction day preceding the 7th (Seventh)

	placement commencement.	payment on the Bonds falls on a day-off, whether an official public day-off or a day-off for settlement transactions, then the due amount is paid on the business day immediately following such day-off. The bondholder is not entitled to require accrual of interest or any other compensation for such a delay in payment.	business day prior to coupon yield payment on the Bonds.
Procedure for coupon yield payment on the ninth coupon is similar to that for the first coupon.			

Coupon 10: Interest rate on the tenth coupon is equal to that of the first coupon.

Date of the tenth coupon period commencement is the 1647th day after the date of Bonds placement commencement.	Date of the tenth coupon period end is the Bonds maturity date, which falls on the 1830th day after the date of Bonds placement commencement.	Coupon yield on the tenth coupon is paid on the 1830th day after the date of Bonds of the issue placement commencement. If the date of coupon yield payment on the Bonds falls on a day-off, whether an official public day-off or a day-off for settlement transactions, then the due amount is paid on the business day immediately following such day-off. The bondholder is not entitled to require accrual of interest or any other compensation for such a delay in payment.	Coupon yield on the Bonds is paid for the benefit of the bondholders registered as such as of the end of the NDC's transaction day preceding the 7th (Seventh) business day prior to coupon yield payment on the Bonds.
Procedure for coupon yield payment on the tenth coupon is similar to that for the first coupon.			

Date of making the list of bondholders for the purpose of obligations performance thereon (payment of interest (coupon) yield, redemption): the Issuer performs obligations on the Bonds for the benefit of the bondholders registered as such as of the end of NDC's transaction day preceding the 7th (Seventh) business day before the date of coupon yield payment on the Bonds.

Performance of the obligations in relation to the Bondholder included in the List of Bondholders is deemed proper, among other cases, in case of the Bonds disposal after the Date of Making List of Bondholders.

In case of failure to submit (untimely submission of) the information to NDC, which information is necessary for the Issuer's performance of the obligations on the Bonds, such obligations are performed to the person who set the claim on their performance and who is the bondholder as of the date of such claim. In such a case, the Issuer performs obligations on the Bonds based on the data of NDC.

The Issuer pays coupon (interest) yield on the Bonds and redeems the Bonds through the Paying Agent.

Full trade name: ROSBANK Joint Stock Commercial Bank (Open Joint Stock Company)
Abbreviated name: AKB ROSBANK OJSC
Location and postal address: 11 Mashi Poryvayevoi str., Moscow, 107078

Type of security on the bonds of the issue: surety.

(15) Type, series (class), form and other identifiers of securities

Type of securities: ***bonds***
Series: ***05***
Type: ***interest-bearing***
Form: ***certificated bearer bonds***

State registration number of the securities issue: ***4-20-00194-A***

Date of state registration of the securities issue: ***15.06.2006***

Date of state registration of the securities issue report: ***17.10.2006***

Name of the registering authority that has carried out state registration of the securities issue and state registration of the securities issue report: ***Federal Service for Financial Markets of Russia***

Number of securities placed: ***3,000,000***

Nominal value of each security: ***RUR 1,000***

Amount of securities of the issue in terms of nominal value: ***RUR 3,000,000,000***

Rights attached to every security of the issue:

A bondholder is entitled to receipt of all parts of the Bond's nominal value in the procedure and time specified in clause 9 of the Resolution on securities issue and sub-clause 9.1.2. of the Prospectus.

A bondholder is entitled to receipt a percentage of the relevant part of the Bond's nominal value (coupon yield), procedure for determining amount of which is specified in sub-clause 9.3 of the Resolution on securities issue and sub-clause 9.1.2. of the Prospectus, and the time of payment is specified in sub-clause 9.4 of the Resolution on securities issue and sub-clause 9.1.2. of the Prospectus.

A bondholder is entitled to receipt of unredeemed part of the nominal value in case of the Issuer's reorganization, liquidation or bankruptcy in the procedure provided for by the acting laws of the Russian Federation. Unredeemed part of the Bond's nominal value above and hereinafter is understood as the difference between the nominal value of the Bond of the issue and the part of the Bond's nominal value paid to the bondholders in accordance with the Resolution on securities issue and the Prospectus.

A bondholder is entitled to freely sell and otherwise dispose of the Bond. The bondholder who has bought the Bond under the initial placement is not entitled to trade on the Bond as from the moment of registration of the securities issue report in accordance with the acting laws of the Russian Federation.

All the Issuer's debts on the Bonds of this issue will be legally equal and equally binding on it in relation to all the bondholders.

In case of the Issuer's failure to perform obligations on payment of coupon yield and/or relevant part of the Bonds' nominal value (including default, technical default), bondholders and/or nominee names, provided the latter are duly authorized by the bondholders, are entitled to require the Issuer to pay coupon yield and/or relevant part of the Bonds' nominal value and interest in accordance with Article 811 of the Civil Code of the Russian Federation, as well as to go to the court (arbitration court). In case of the Issuer's failure to perform obligations on payment of coupon yield and/or relevant part of the Bonds' nominal value, the bondholders are also entitled to set a claim on payment of coupon yield and/or relevant part of the Bonds' nominal value against the person that provided security on the Bonds issue in the procedure provided for by clause 12 of the Resolution on securities issue and sub-clause 9.1.2. of the Prospectus. The person that has provided security on this issue of the Bonds is CenterFinance Limited Liability Company:

Location: 22a Novotorzhskaya str., Tver, Russian Federation, 170100

Postal address: 22a Novotorzhskaya str., Tver, Russian Federation, 170100

Taxpayer identification code: 6950005689

Data about security of obligations on payment of coupon yield and/or relevant part of the Bonds' nominal value and procedure for action of bondholders and/or nominee names in case of the Issuer's refusal to perform its obligations on payment of coupon yield and/or relevant part of the Bonds' nominal value (including default, technical default) are described in sub-clause 9.7 of the Resolution on securities issue and sub-clause 9.1.2. of the Prospectus.

With the transfer of rights to the Bonds, the rights arising from the security provided are transferred to the new owner. Transfer of the rights arising from the security provided without transfer of rights to the Bond is invalid.

A bondholder is entitled to return of invested funds, if the Bond issue is held invalid.

A bondholder is entitled to exercise other rights provided for by the laws of the Russian Federation.

Indication of mandatory centralized custody:

The Bonds are subject to mandatory centralized custody.

Information about the depositary to carry out centralized custody of the securities placed:

Full and abbreviated trade name: National Depositary Center Non-commercial Partnership, NDC

Location: bld. 4, 1/13 Sredniy Kislovsky per., Moscow

License for Depositary Activities Number: 177-03431-000100

Issued on: 4.12.2000

Validity term: unlimited term license

Authority that issued the license of the professional securities market participant for depositary activities: Federal Securities Commission of Russia

All the Bonds of the issue are certificated by one certificate subject to mandatory centralized custody in National Depositary Center Non-commercial Partnership (hereinafter the "Depositary", "NDC").

Issue of individual certificates on the Bonds to the bondholders is not envisaged. The bondholders are not entitled to require issue of the certificate.

Accounting and certification of rights to the Bonds, accounting and certification of the Bonds transfer, including cases of the Bonds encumbrance with obligations, is to be carried out by the Depositary and depositaries that are depositors in relation to the Depositary (hereinafter jointly referred to as the "Depositaries").

Titles to the Bonds are certificated by statements on securities accounts to be issued by the Depositary and Depositaries to the bondholders.

Title to the Bonds will be transferred to a new bondholder upon making an incoming entry on the Bonds purchaser's securities account with the Depositary and Depositaries.

The Bonds are written off from securities accounts upon their redemption after the Issuer has performed all the obligations to the bondholders on payment yields and nominal value of the Bonds.

Certificate of the Bonds is redeemed after write-off of all the Bonds from the securities accounts.

Procedure for accounting and transfer of rights to certificated issue securities with mandatory centralized custody is governed by the Federal Law dated April 22, 1996, No. 39-FZ "About Securities Market", as well as regulatory legal acts of the federal executive authority on securities market and Depositaries' internal documents.

According to the Law "About Securities Market":

In case of custody of certificates of bearer certificated securities and/or accounting of rights to such securities with depositary, the right to a certificated bearer security shall be transferred to the purchaser upon making an incoming entry on the purchaser's securities account. Rights attached to an issue security shall transfer to their purchaser upon transfer of rights to such security.

In case of custody of certificates of certificated issue securities with depositaries, rights attached to such securities shall be exercised based on the certificates presented by such depositaries upon instruction specified in depositary agreements of holders with attachment of list of such holders. In such a case, the issuer shall ensure exercise of rights on bearer securities of a person specified in such a list.

In case of failure to submit data about new holder of such security to the Depositary of the Bonds issue or nominee name of the Bonds by the moment of making the List of Bondholders and/or Nominee Names to perform the Issuer's obligations on the Bonds, performance of the obligations in relation to the holder included in the List of Bondholders and/or Nominee Names shall be deemed proper. Responsibility for timely notification rests with the Bonds purchaser.

In accordance with the Provisions on Depositary Activities in the Russian Federation approved by the Decree of the Federal Securities Commission of Russia dated October 16, 1997, No. 36 (hereinafter the "Provisions"):

The Depositary is obliged to ensure custody of securities and (or) accounting of rights to the securities of every customer (depositor) separately from securities of other customers (depositors) of the depositary, particularly, by opening an individual securities account for every customer (depositor).

Entries made by the Depositary as to rights to securities certify the rights to the securities, unless otherwise specified by the court.

The depositary is obliged to perform transactions with securities of customer (depositors) only upon instructions of such customers (depositors) or persons authorized by them, including account trustees, in time specified in the depositary agreement. The depositary is obliged to make entries on a customer's (depositor's) securities account only against documents that form the basis for such entries in accordance with the Provisions and other regulatory legal acts and depositary agreement.

The following forms the basis for making entries on a customer's (depositor's) securities account:

· order of the customer (depositor) or its authorized person, including account trustee, that meets the requirements provided for in the depositary agreement;

· in case of transfer of rights to securities other than as a result of civil transactions, documents that confirm transfer of the rights to the securities in accordance with the acting laws and other regulatory legal acts.

The depositary is obliged to register encumbrances of customers' (depositors') securities with pledge, as well as other third party rights in the procedure provided for by the depositary agreement.

Rights to securities that are held in custody and (or) rights to which are accounted with the depositary are deemed transferred as from the moment of making a relevant entry on the customer's (depositor's) securities account by the Depositary. However, failure to make an entry on the securities account does not result in the interested party's losing an opportunity to prove its rights to the security by referring to other evidences.

In case of changes in the acting laws and/or regulatory legal acts of the federal executive authority on securities market, the procedure for accounting and transfer of rights to the Bonds will take into account changed requirements of the laws and/or regulatory legal acts of the federal executive authority on securities market.

Procedure and terms for redemption of the securities of the issue:

The Bonds are to be redeemed in currency of the Russian Federation on a cashless basis.

Choice of Bonds redemption form by bondholders is not envisaged.

Maturity dates of the Bonds of the issue:

The Bonds are redeemed consecutively in parts at the following maturity dates:

on the 1274th day after the placement commencement date, every Bond is redeemed in part in the amount of 10% of the nominal value;

on the 1456th day after the placement commencement date, every Bond is redeemed in part in the amount of 20% of the nominal value;

on the 1638th day after the placement commencement date, every Bond is redeemed in part in the amount of 30% of the nominal value;

on the 1820th day after the placement commencement date, every Bond is redeemed in part in the amount of 40% of the nominal value.

If the date of redemption of the Bonds nominal value part falls on a day-off, whether an official public day-off or a day-off for settlement transactions, then the due amount is paid on the business day immediately following such day-off. The Bondholder is not entitled to require accrual of interest or any other compensation for such a delay in payment.

Dates of redemption commencement and end for each part of the Bonds nominal value are the same.

Relevant amounts in redemption of every part of the Bonds nominal value are paid by the Paying Agent upon instructions and at the expense of the Issuer (hereinafter the "Paying Agent").

It is assumed, that nominee names – depositors of the Depositary are authorized to receive redemption amounts of the relevant part of the Bonds nominal value.

Bondholders, their authorized persons, including depositors of NDC, ensure that the data provided are complete and up-to-date, as well as bear all the related risks.

The Issuer performs obligations on redemption of every part of the Bonds nominal value based on the list of bondholders and/or nominee names provided by NDC (hereinafter the "List of Bondholders and/or Nominee Names").

A NDC's depositor who is not authorized by its customers to receive redemption amounts on every part of the Bonds nominal value, submits the list of bondholders to NDC not later than on the

5th (Fifth) business day before the maturity date on every part of the Bonds nominal value, which list must include all the details specified below for the List of Bondholders and/or Nominee Names.

If there are non-residents and/or individuals among the holders who have authorized the nominee name to receive redemption amounts on the Bonds, then the nominee name must specify the following information in the list of bondholders in relation to such persons:

- full name/last name, patronymic and first name of the bondholder;
- number of the Bonds owned;
- full name of the person authorized to receive redemption amounts on the Bonds;
- bondholder's location (or registration for individuals) and postal address, including postcode;
- bank details for account of the person authorized to receive redemption amounts on the Bonds;
- bondholder's tax identification code (TIC);
- bondholder's tax status;

If the bondholder is a non-resident legal entity:

- individual identification number (IIN) - if any;

If the bondholder is an individual:

- type, number, date and place of issue of the identity document of the bondholder, and name of the issuing authority;
- number of the state pension security certificate of the bondholder (if any);
- TIC of the bondholder (if any);
- date, month and year of birth of the Bondholder.

Relevant part of the Bonds nominal value is redeemed for the benefit of the bondholders who are the same as of the end of the NDC's transaction day preceding the 6th (Sixth) business day before the maturity date of the relevant part of the Bonds nominal value (hereinafter the "Date of Making List of Bondholders and/or Nominee Names").

Redemption of the relevant part of the Bonds nominal value in relation to the bondholder included in the List of Bondholders and/or Nominee Names is deemed proper, among other cases, in case of the Bonds disposal after the Date of Making List of Bondholders and/or Nominee Names.

If the bondholder's rights to the Bonds are accounted by a nominee name, and the nominee name is authorized to receive redemption amounts on the Bonds, then the person authorized to receive redemption amounts on the Bonds is understood as the nominee name.

If the bondholders' rights to the Bonds are not accounted by a nominee name, or the nominee name is not authorized by the holder to receive redemption amounts on the Bonds, then the person authorized to receive redemption amounts on the Bonds is understood as the bondholder.

Not later than on the 3rd (Third) business day before the date of the relevant part of the Bonds nominal value redemption, NDC furnishes the Issuer and/or the Paying Agent with the List of Bondholders and/or Nominee Names, including the following data:

a) full name of the person authorized to receive redemption amounts on the Bonds.

b) number of the Bonds accounted on the securities accounts of the holder or interdepositary account of the Bonds nominee name authorized to receive redemption amounts on the Bonds;

c) location and postal address of the person authorized to receive redemption amounts on the Bonds;

d) bank details for account of the person authorized to receive redemption amounts on the Bonds, namely:

- account number;
- name of the bank where the account is opened;
- correspondent account of the bank where the account is opened;
- bank identification code of the bank where the account is opened.

e) taxpayer identification code (TIC) of the person authorized to receive redemption amounts on the Bonds;

f) indication of tax status of the bondholder and the person authorized to receive redemption amounts on the Bonds.

Bondholders, their authorized persons, including depositors of NDC, are obliged to submit necessary data to NDC in a timely manner, and ensure that the data provided to NDC are complete and up-to-date, as well as bear all the risks of failure to submit / untimely submission of such data.

In case of failure to submit (untimely submission of) the information to NDC, which information is necessary for the Issuer's performance of the obligations on the Bonds, such obligations are performed to the person who set the claim on their performance and who is the bondholder as of the date of such claim. In such a case, the Issuer performs obligations on the Bonds based on the data of NDC, and the Issuer's obligations are deemed performed completely and properly. If the bank details and other information necessary for the Issuer's performance of the obligations on the Bonds submitted by the holder or nominee name or available with the Depositary does not allow the Paying Agent to transfer money in a timely manner, such a delay may not be deemed as late performance on the Bonds, and the bondholder is not entitled to require accrual of interest or any other compensation for such delay in payment. In cases provided for by the agreement with NDC, the Issuer is entitled to require confirmation of such data with the data on accounting of rights to the Bonds.

Not later than at 11 (Eleven) am on the business day preceding the maturity date for the relevant part of the Bonds nominal value, the Issuer transfers the required money to the Paying Agent's account.

Based on the List of Bondholders and/or Nominee Names submitted by NDC, the Paying Agent calculates the amounts of money payable to every bondholder authorized to receive redemption amounts on every part of the Bonds nominal value.

On the maturity date for the relevant part of the Bonds nominal value, the Paying Agent transfers the required money to accounts of the persons authorized to receive redemption amounts on the relevant part of the Bonds nominal value specified in the List of Bondholders and/or Nominee Names.

If one person is authorized to receive redemption amounts on the relevant part of the Bonds nominal value by several bondholders, then the total amount is transferred to such person without breakdown by amounts payable to each bondholder.

Procedure for determining yield payable on each bond:

Coupon yield is accrued on unredeemed part of the nominal value:

– for the first to seventh coupon periods – unredeemed part of the nominal value makes 100 % of the nominal value;

– for the eighth coupon period – unredeemed part of the nominal value makes 90 % of the nominal value;

– for the ninth coupon period – unredeemed part of the nominal value makes 70 % of the nominal value;

– for the tenth coupon period – unredeemed part of the nominal value makes 40 % of the nominal value.

Coupon (interest) period		Amount of coupon (interest) yield
Commencement date	End date	
1. First coupon		
Date of the Bonds placement commencement	The 182nd (One hundred eighty second) day after the Bonds placement commencement.	Amount of coupon yield for every coupon is calculated by the following formula: Kj = Cj*Nom*(T(j) - T(j -1))/(365*100%), where, j – coupon period sequence number, j=1, 2, ...9, 10; Kj - the amount of coupon yield on each Bond (RUR); Nom –unredeemed part of a Bond nominal value as of the date of the j-th coupon period commencement (RUR); Cj – rate of interest on the j-th coupon, percent per annum; T(j -1) - date of the j-th coupon period commencement; T(j) - date of the j-th coupon period end. The amount of coupon yield on every coupon is calculated to one kopek (the second decimal place is rounded according to mathematical rounding rules, namely: if the third decimal place is equal to or more than 5, the second decimal place is increased by one; if the third decimal place is below 5, the second decimal place is left unchanged).

		Rate of interest on the first coupon is determined through an Auction to be held on the date of the Bonds placement commencement in accordance with the procedure provided for by sub-clause 8.3 of the Resolution on issue and sub-clause 2.7. of the Prospectus.
2. Second coupon		
The 182nd (One hundred eighty second) day after the Bonds placement commencement.	The 364th (Three hundred sixty fourth) day after the Bonds placement commencement.	Procedure for determining the amount of coupon yield on the second coupon is similar to that for the first coupon. Rate of interest on the second coupon is determined in accordance with the procedure set forth in sub-clause 9.3 of the Resolution on securities issue and sub-clause 9.1.2. of the Prospectus.
3. Third coupon		
The 364th (Three hundred sixty fourth) day after the Bonds placement commencement.	The 546th (Five hundred forty sixth) day after the Bonds placement commencement.	Procedure for determining the amount of coupon yield on the third coupon is similar to that for the first coupon. Rate of interest on the third coupon is determined in accordance with the procedure set forth in sub-clause 9.3 of the Resolution on securities issue and sub-clause 9.1.2. of the Prospectus.
4. Fourth coupon		
The 546th (Five hundred forty sixth) day after the Bonds placement commencement.	The 728th (Seven hundred twenty eighth) day after the Bonds placement commencement.	Procedure for determining the amount of coupon yield on the fourth coupon is similar to that for the first coupon. Rate of interest on the fourth coupon is determined in accordance with the procedure set forth in sub-clause 9.3 of the Resolution on securities issue and sub-clause 9.1.2. of the Prospectus.
5. Fifth coupon		
The 728th (Seven hundred twenty eighth) day after the Bonds placement commencement.	The 910th (Nine hundred tenth) day after the Bonds placement commencement.	Procedure for determining the amount of coupon yield on the fifth coupon is similar to that for the first coupon. Rate of interest on the fifth coupon is determined in accordance with the procedure set forth in sub-clause 8.3 of the Resolution on securities issue and sub-clause 9.1.2. of the Prospectus..
6. Sixth coupon		
The 910th (Nine hundred tenth) day after the Bonds placement commencement.	The 1092nd (One thousand ninety second) day after the Bonds placement commencement.	Procedure for determining the amount of coupon yield on the sixth coupon is similar to that for the first coupon. Rate of interest on the sixth coupon is determined in accordance with the procedure set forth in sub-clause 8.3 of the Resolution on securities issue and sub-clause 9.1.2. of the Prospectus.
7. Seventh coupon		
The 1092nd (One thousand ninety second) day after the Bonds placement commencement.	The 1274th (One thousand two hundred seventy fourth) day after the Bonds placement commencement.	Procedure for determining the amount of coupon yield on the seventh coupon is similar to that for the first coupon. Rate of interest on the seventh coupon is determined in accordance with the procedure set forth in sub-clause 8.3 of the Resolution on securities issue and sub-clause 9.1.2. of the Prospectus.
8. Eighth coupon		
The 1274th (One thousand two hundred seventy fourth) day after the Bonds placement commencement.	The 1456th (One thousand four hundred fifty sixth) day after the Bonds placement commencement.	Procedure for determining the amount of coupon yield on the eighth coupon is similar to that for the first coupon. Rate of interest on the eighth coupon is determined in accordance with the procedure set forth in sub-clause 8.3 of the Resolution on securities issue and sub-clause 9.1.2. of the Prospectus.
9. Ninth coupon		
The 1456th (One thousand	The 1638th (One thousand	Procedure for determining the amount of coupon yield on the

four hundred fifty sixth) day after the Bonds placement commencement.	six hundred thirty eighth) day after the Bonds placement commencement.	ninth coupon is similar to that for the first coupon. Rate of interest on the ninth coupon is determined in accordance with the procedure set forth in sub-clause 8.3 of the Resolution on securities issue and sub-clause 9.1.2. of the Prospectus.

10. Tenth coupon

The 1638th (One thousand six hundred thirty eighth) day after the Bonds placement commencement.	The 1820th (One thousand eight hundred twentieth) day after the Bonds placement commencement.	Procedure for determining the amount of coupon yield on the tenth coupon is similar to that for the first coupon. Rate of interest on the tenth coupon is determined in accordance with the procedure set forth in sub-clause 8.3 of the Resolution on securities issue and sub-clause 9.1.2. of the Prospectus.

If the date of coupon yield payment on any of the ten Bond coupons falls on a day-off, whether an official public day-off or a day-off for settlement transactions, then the due amount is paid on the business day immediately following such day-off. The bondholder is not entitled to require accrual of interest or any other compensation for such a delay in payment.

On any day between the date of placement commencement and Bonds maturity date (date of the last part of the Bonds nominal value redemption) for this issue, the amount of accrued coupon yield (ACY) is calculated by the following formula:

ACY = Nom * Cj * (T - T(j-1))/(365*100%), where:

j – coupon period sequence number, j=1,2,...9, 10 ;

Nom – unredeemed part of one Bond nominal value as of the date of ACY calculation (RUR);

Cj – interest rate for the j-th coupon, percent per annum;

T – current date;

T(j-1) – the j-th coupon period commencement date.

ACY is calculated to one kopek (with rounding of the second decimal place according to mathematical rounding rules, namely: if the third decimal place equals to or exceeds 5, the second decimal place is increase by one; if the third decimal place is below 5, the second decimal place is left unchanged).

Procedure for determining interest rates on Bond coupons:

1) Interest rate on the first coupon is determined through an Auction at the Exchange among potential buyers of the Bonds on the date of the Bonds placement commencement in accordance with the procedure provided for by sub-clause 8.3 of the Resolution on issue and sub-clause 2.7. of the Prospectus.

2) If the Issuer's Board of Directors fails to make a decision on purchase of the Bonds from their holders along with approval of the Bonds placement commencement date, interest rates on the second and all subsequent coupons of the Bonds are fixed equal to the interest rate on the first coupon for the whole term of the Bonds circulation.

3) Along with approval of the Bonds placement commencement date, the Issuer's Board of Directors may make a decision on purchase of the Bonds upon demand of their holders, applications for purchase of which Bonds have been received from the bondholders in the procedure specified in clause 10 of the Resolution on issue, within at least 5 (Five) last days of the j-th coupon period (j=1, 2,...9). If the Issuer's Board of Directors has made such a decision, interest rates on all the coupons of the Bonds, ordinal number of which is below or equal to j, is fixed equal to the interest rate on the first coupon. The said information, including ordinal numbers of the coupons, interest rate on which is fixed equal to the interest rate on the first coupon, period of Bonds purchase, as well as ordinal number of the coupon period (j), in which the bondholders may require the Issuer to purchase the Bonds, is communicated to potential purchasers of the Bonds by publishing a notice in the following procedure and time as from the Issuer's drafting the minutes of meeting of the Issuer's Board of Directors, at which it has been decided to purchase the Bonds on demand of their holders:

- on the newswire – not later than 1 (One) day;
- on the web-site at http://www.centertelecom.ru - not later than 3 (Three) days.

The notice is to include the following information:

- price, at which the Issuer is obliged to purchase the Bonds on demand of the bondholders;
- procedure for the Bonds purchase;
- number of the Bonds to be purchased (equal to 100% of the Bonds placed);

- form and time of payment for the Bonds to be purchased;

- time of the Bonds purchase;

- other terms of the Bonds purchase by the Issuer, information of which must be disclosed in accordance with the legal acts that govern the procedure for disclosure by issuers of issue securities.

4) Interest rate on the coupons, amount (procedure for determination) of which has not been specified by the Issuer (i=(j+1),..,10), is determined by the Issuer as a quantification as of the date of the j-th coupon determination, which should fall not later than 10 (Ten) calendar days prior to the j-th coupon period end. On the date of the j-th coupon determination, the Issuer is entitled to determine rates of any number of undetermined coupons following the i-th (where k is the number of the last of the coupons to be determined). Information about the amount of the interest rate on the i-th coupon is disclosed by the Issuer in the form of notice of essential facts "Information about accrued and (or) paid yields on the issuer's securities" and "Information about time of performance of the issuer's obligations to the securities holders" in the following procedure and time as from the date of drafting the minutes of meeting of the Issuer's authorized body, at which is has been decided to determine the amount of the relevant coupon of the Bonds;

- on the newswire – not later than 1 (One) day;

- on the web-site at http://www.centertelecom.ru - not later than 3 (Three) days;

- in "Rossiyskaya Gazeta" newspaper - not later than 5 (Five) days.

The notice must be published not later than 5 (Five) business days prior to the end of the coupon period preceding the first of the coupon periods, on which the Issuer determines the interest (coupon) amount according to the above said minutes of meeting.

The notice is also published in "Annexes to the Bulletin of the Federal Service for Financial Markets of Russia».

The Issuer informs the Exchange of the decisions made, including interest rates determined, not later than 10 (Ten) days prior to the date of the (j-1)-th coupon period end (period, in which interest rate for the j-th and subsequent coupons is determined).

5) If interest rates on at least one of the subsequent coupons of the Bonds remain undetermined after disclosure of interest rates on the coupons (in accordance with the previous paragraphs), then along with the notice of the amount of the interest rate on the i-th coupon, the Issuer is obliged to make a decision on purchase of the Bonds on demand of the bondholders, applications for purchase of which have been received from the bondholders in the procedure specified in the Resolution on securities issue and the Prospectus, within at least 5 (Five) last days of the k-th coupon period (if the Issuer determines interest rate only for one i-th coupon, i=k).

The said information, including ordinal numbers of the coupons, interest rate on which is determined on the date of the i-th coupon determination, as well as ordinal number of the coupon period (k), in which the Bonds are to be purchased, is communicated to potential purchasers of the Bonds through publishing a notice in the following procedure and time as from the Issuer's drafting the minutes of meeting of the Issuer's Board of Directors, at which it has been decided to purchase the Bonds on demand of their holders:

- on the newswire – not later than 1 (One) day;

- on the web-site at http://www.centertelecom.ru - not later than 3 (Three) days.

The Issuer informs the Exchange of the decisions made, including interest rates determined, not later than 10 (Ten) days prior to the date of the (j-1)-th coupon period end (period, in which interest rate for the j-th and subsequent coupons is determined).

The notice is to include the following information:

- amount of coupon of the Bonds for the relevant coupon period;

- price, at which the Issuer is obliged to purchase the Bonds on demand of the bondholders;

- procedure for the Bonds purchase;

- number of the Bonds to be purchased (equal to 100% of the Bonds placed);

- form and time of payment for the Bonds to be purchased;

- time of the Bonds purchase;

- other terms of the Bonds purchase by the Issuer, information of which must be disclosed in accordance with the legal acts that govern the procedure for disclosure by issuers of issue securities.

Procedure for disclosure of coupon rate determination after approval of the Prospectus:

Notice of decision made by the Issuer's authorized body about determination of rate on the first coupon of the Bonds is published by the Issuer in the form of notice of essential facts "Information about accrued and/or paid yields on the issuer's securities" and "Information about time of

performance of the obligations to the Issuer's securities' holders" in the following procedure and time as from the date of the relevant rate determination:

- on the newswire – not later than 1 (One) day;
- on the web-site at http://www.centertelecom.ru - not later than 3 (Three) days;
- in "Rossiyskaya Gazeta" newspaper - not later than 5 (Five) days.

The notice is also published in "Annexes to the Bulletin of the Federal Service for Financial Markets of Russia».

Based on the total amount of applications submitted and interest rates on the first coupon specified therein, the Issuer makes a decision on the amount of interest rate on the first coupon. The Issuer informs the Exchange of the decision made in writing not later than 30 minutes prior to sending the information for publishing on the newswire. Upon publication of the notice of the amount of interest rate on the first coupon on the newswire, the Issuer informs the Underwriter of the amount of interest rate on the first coupon. The Underwriter informs the Bidders at the Exchange of the amount of interest rate on the first coupon determined by the Issuer through the Exchange's trading system by sending electronic messages to all the Bidders.

Information about the amount of interest rate on the 2nd, 3rd, 4th, 5th, 6th, 7th, 8th, 9th, and 10th coupons is disclosed by the Issuer in the form of a notice of essential facts "Information about accrued and (or) paid yields on the issuer's securities" and "Information about time of performance of the Issuer's obligations to the securities' holders" in the following procedure and time as from the date of drafting the minutes of meeting of the Issuer's authorized body, at which it has been decided to determine the amount of the relevant coupon (amounts of the relevant coupons) of the Bonds:

- on the newswire – not later than 1 (One) day;
- on the web-site at http://www.centertelecom.ru - not later than 3 (Three) days;
- in "Rossiyskaya Gazeta" newspaper - not later than 5 (Five) days.

This notice is also published in "Annexes to the Bulletin of the Federal Service for Financial Markets of Russia».

This notice must be published not later than 5 (Five) business days prior to the end date of the coupon period preceding the first of the coupon periods, on which the Issuer determines the interest (coupon) amount according to the above said minutes of meeting.

The Issuer informs the Exchange of the decisions made, including interest rates determined, not later than 10 (Ten) days prior to the date of the (j-1)-th coupon period end (period, in which interest rate for the j-th and subsequent coupons is determined).

Amount of interest (coupon) yield payable on each bond:

The order of General Director of "CenterTelecom" OJSC No. 443 dated September 05, 2006, approved ***the amount of yield on the first coupon payable per Bond, which makes 8.09% per annum or 40 Rubles 34 kopeks.***

On August 25, 2006, the Board of Directors of "CenterTelecom" OJSC (Minutes of Meeting No. 4, dated August 28, 2006) made a decision to purchase interest-bearing certificated non-convertible bearer bonds of "CenterTelecom" OJSC, series 05, with mandatory centralized custody, from their holders on the terms and conditions specified in the Offer on purchase of the Bonds of "CenterTelecom" OJSC, series 05, by "Central Telecommunication Company" Open Joint Stock Company that was published on the newswire of Interfax information agency on August 28, 2006, as well as on the Company's web-site (www.centertelecom.ru).

In accordance with the Resolution on securities issue and the Prospectus, ***interest rates on the second, third and fourth coupons are fixed equal to that on the first coupon*** to be determined on the date of the Bonds placement commencement – on September 05, 2006.

Procedure and time for interest (coupon) yield payment on bonds, including time of payment on every coupon:

Coupon (interest) period		Time (date) of coupon (interest) yield payment	Date of making the list of bondholders and/or nominee names for the purpose of coupon (interest) yield payment
Commencement date	End date		

1. First coupon

Date of the Bonds placement commencement	The 182nd (One hundred eighty second) day after the Bonds placement commencement.	The 182nd (One hundred eighty second) day after the Bonds placement commencement. If the date of coupon yield payment on the Bonds falls on a day-off, whether an official public day-off or a day-off for settlement transactions, then the due amount is paid on the business day immediately following such day-off. The bondholder is not entitled to require accrual of interest or any other compensation for such a delay in payment.	Yield on the Bonds is paid for the benefit of the bondholders who are the same as of the end of the Depositary's transaction day preceding the 6th (Sixth) business day prior to the date of payment of yield on the Bonds.

Procedure for coupon (interest) yield payment:

Coupon yield on the Bonds is paid in the currency of the Russian Federation on a cashless basis to the persons specified in the List of bondholders and/or nominee names for the benefit of the bondholders. A bondholder who is not a depositor of the Depositary may authorize a nominee name of the Bonds (hereinafter the Bondholder) to receive the amount of coupon yield paid on the Bonds.

It is presumed that Bondholders are authorized to receive coupon yield on the Bonds. Bondholders and /or other persons not authorized by their customers to receive coupon yield on the Bonds not later than on the 5h (fifth) business day prior to the date of coupon yield on the Bonds payment transfer the list of bondholders to the Depositary, which must contain all the details included in the List of Bondholders and/or Nominee Names, as specified below.

Coupon yield on the Bonds is paid for the benefit of Bondholders who are the same as of the end of the Depositary's transaction day preceding the 6th (Sixth) business day prior to the date of coupon yield payment on the Bonds (hereinafter the "Date of Making List of Bondholders and/or Nominee Names for the purpose of coupon yield payment").

Performance of the obligations to the bondholder who is the same as of the Date of Making List of Bondholders and/or Nominee Names for the purpose of coupon yield payment is deemed proper, among other cases, in case of the Bonds disposal after the Date of Making List of Bondholders and/or Nominee Names for the purpose of coupon yield payment. If the bondholder's rights to the Bonds are accounted by a nominee name, and the nominee name is authorized to receive yield amounts on the Bonds, then the person authorized to receive yield on the Bonds is understood as the nominee name. If the bondholder's rights to the Bonds are not accounted by the nominee name or the nominee name is not authorized by the holder to receive amounts of coupon yield on the Bonds, the person authorized to receive amounts of coupon yield on the Bonds is understood as the bondholder.

If there are non-residents and/or individuals among the holders who have authorized the nominee name to receive coupon yield amounts on the Bonds, then the nominee name must specify the following information in the list of bondholders in relation to such persons:

- full name/last name, patronymic and first name of the Bondholder;
- number of the Bonds owned;
- full name of the person authorized to receive redemption amounts on the Bonds;
- Bondholder's location (or registration for individuals) and postal address, including postcode;
- bank details for account of the person authorized to receive redemption amounts on the Bonds;
- Bondholder's tax identification code (TIC);
- Bondholder's tax status;

if the Bondholder is non-resident legal entity:

- individual identification number (IIN) - if any;

if the Bondholder is an individual:

- type, number, date and place of issue of the identity document of the Bondholder, and name of the issuing authority;
- number of the state pension security certificate of the Bondholder (if any);
- TIC of the Bondholder (if any);
- date, month and year of birth of the Bondholder.

Not later than on the 3rd (third) business day prior to the date of coupon yield payment on the Bonds, the Depositary furnishes the Issuer and/or the Paying Agent with the List of Bondholders and/or Nominee Names made as of the Date of Making List of Bondholders and/or Nominee Names, which List includes the following data:

a) full name of the person authorized to receive coupon yield amounts on the Bonds;
b) number of Bonds accounted on the securities account of the person authorized to receive coupon yield amounts on the Bonds;
c) location and postal address of the person authorized to receive coupon yield amounts on the Bonds;
d) bank details for the account of the person authorized to receive coupon yield amounts on the Bonds, namely:
- account number;
- name of the bank where the account is opened;
- correspondent account of the bank where the account is opened;
- bank identification code of the bank where the account is opened;

e) taxpayer identification code (TIC) of the person authorized to receive coupon yield amounts on the Bonds;
f) tax status of the person authorized to receive coupon yield amounts on the Bonds (resident, non-resident with permanent

representative office in the Russian Federation, non-resident without permanent representative office in the Russian Federation, etc.).
The bondholder or the nominee name ensures that the bank details provided by them to the Depositary are complete and up-to-date. In case of failure to submit or untimely submission of the said details to the Depositary, obligations are performed to the person who set the claim on their performance and who is the bondholder as of the date of such claim. In such a case, the Issuer performs obligations on the Bonds based on the data of the Depositary, and the Issuer's obligations are deemed performed in full and properly. If the bank details furnished by the bondholder or nominee name or available with the Depositary do not allow the Paying Agent of the Issuer to transfer money according to them in a timely manner, such a delay in the Issuer's performance may not be deemed as deficit, and the bondholder is not entitled to require accrual of interest or any other compensation for such a delay in payment.
Not later than at 11 (Eleven) am of the business day preceding the day of coupon yield payment on the Bonds, the Issuer transfers necessary money to the Paying Agent's account.
Based on the List of Bondholders and/or Nominee Names submitted by the Depositary, the Paying Agent calculates the amounts of money payable to every bondholder and/or nominee names authorized to receive coupon yield amounts on the Bonds.
On the date of coupon yield payment on the Bonds, the Paying Agent transfers money to pay coupon yield to bank accounts of the bondholders and/or nominee names specified in the List of Bondholders and/or Nominee Names. If one person is authorized to receive coupon yield amounts on the Bonds by several bondholders, then the total amount is transferred to such person without breakdown by amounts payable to each bondholder. Bondholders who are not owners of the Bonds transfer money to pay coupon yield to the bonds owners in the procedure specified by the bondholder and the bonds owner.
The Issuer's obligations on payment of the relevant coupon yield on the Bonds are deemed performed after debiting the Issuer's account and/or correspondent account of the Paying Agent for the amount of coupon yield payment for the benefit of the Bondholders.

2. Second coupon

The 182nd (One hundred eighty second) day after the Bonds placement commencement.	The 364th (Three hundred sixty fourth) day after the Bonds placement commencement.	The 364th (Three hundred sixty fourth) day after the Bonds placement commencement. If the date of coupon yield payment on the Bonds falls on a day-off, whether an official public day-off or a day-off for settlement transactions, then the due amount is paid on the business day immediately following such day-off. The bondholder is not entitled to require accrual of interest or any other compensation for such a delay in payment.	Yield on the Bonds is paid for the benefit of the bondholders who are the same as of the end of the Depositary's transaction day preceding the 6th (Sixth) business day prior to the date of payment of yield on the Bonds.

Procedure for coupon (interest) yield payment:
Procedure for yield payment on the second coupon is similar to that for the first coupon.

3. Third coupon

The 364th (Three hundred sixty fourth) day after the Bonds placement commencement.	The 546th (Five hundred forty sixth) day after the Bonds placement commencement.	The 546th (Five hundred forty sixth) day after the Bonds placement commencement. If the date of coupon yield payment on the Bonds falls on a day-off, whether an official public day-off or a day-off for settlement transactions, then the due amount is paid on the business day immediately following such day-off. The bondholder is not entitled to require accrual of interest or any other compensation for such a delay in payment.	Yield on the Bonds is paid for the benefit of the bondholders who are the same as of the end of the Depositary's transaction day preceding the 6th (Sixth) business day prior to the date of payment of yield on the Bonds.

Procedure for coupon (interest) yield payment:
Procedure for yield payment on the third coupon is similar to that for the first coupon.

4. Fourth coupon

The 546th (Five hundred forty sixth) day after the Bonds placement commencement.	The 728th (Seven hundred twenty eighth) day after the Bonds placement commencement.	The 728th (Seven hundred twenty eighth) day after the Bonds placement commencement.	Yield on the Bonds is paid for the benefit of the bondholders who are the same as of the end of the

		If the date of coupon yield payment on the Bonds falls on a day-off, whether an official public day-off or a day-off for settlement transactions, then the due amount is paid on the business day immediately following such day-off. The bondholder is not entitled to require accrual of interest or any other compensation for such a delay in payment.	Depositary's transaction day preceding the 6th (Sixth) business day prior to the date of payment of yield on the Bonds.
Procedure for coupon (interest) yield payment: Procedure for yield payment on the fourth coupon is similar to that for the first coupon.			

5. Fifth coupon

The 728th (Seven hundred twenty eighth) day after the Bonds placement commencement.	The 910th (Nine hundred tenth) day after the Bonds placement commencement.	The 910th (Nine hundred tenth) day after the Bonds placement commencement. If the date of coupon yield payment on the Bonds falls on a day-off, whether an official public day-off or a day-off for settlement transactions, then the due amount is paid on the business day immediately following such day-off. The bondholder is not entitled to require accrual of interest or any other compensation for such a delay in payment.	Yield on the Bonds is paid for the benefit of the bondholders who are the same as of the end of the Depositary's transaction day preceding the 6th (Sixth) business day prior to the date of payment of yield on the Bonds.
Procedure for coupon (interest) yield payment: Procedure for yield payment on the fifth coupon is similar to that for the first coupon.			

6. Sixth coupon

The 910th (Nine hundred tenth) day after the Bonds placement commencement.	The 1092nd (One thousand ninety second) day after the Bonds placement commencement.	The 1092nd (One thousand ninety second) day after the Bonds placement commencement. If the date of coupon yield payment on the Bonds falls on a day-off, whether an official public day-off or a day-off for settlement transactions, then the due amount is paid on the business day immediately following such day-off. The bondholder is not entitled to require accrual of interest or any other compensation for such a delay in payment.	Yield on the Bonds is paid for the benefit of the bondholders who are the same as of the end of the Depositary's transaction day preceding the 6th (Sixth) business day prior to the date of payment of yield on the Bonds.
Procedure for coupon (interest) yield payment: Procedure for yield payment on the sixth coupon is similar to that for the first coupon.			

7. Seventh coupon

The 1092nd (One thousand ninety second) day after the Bonds placement commencement.	The 1274th (One thousand two hundred seventy fourth) day after the Bonds placement commencement.	The 1274th (One thousand two hundred seventy fourth) day after the Bonds placement commencement. If the date of coupon yield payment on the Bonds falls on a day-off, whether an official public day-off or a day-off for settlement transactions, then the due amount is paid on the	Yield on the Bonds is paid for the benefit of the bondholders who are the same as of the end of the Depositary's transaction day preceding the 6th (Sixth) business day prior to the date of payment of yield on the Bonds.

		business day immediately following such day-off. The bondholder is not entitled to require accrual of interest or any other compensation for such a delay in payment.	

Procedure for coupon (interest) yield payment:
Procedure for yield payment on the seventh coupon is similar to that for the first coupon.
Yield on the seventh coupon is paid along with redemption of 10 (Ten) percent of the nominal value of the Bonds of the issue.

8. Eighth coupon

The 1274th (One thousand two hundred seventy fourth) day after the Bonds placement commencement.	The 1456th (One thousand four hundred fifty sixth) day after the Bonds placement commencement.	The 1456th (One thousand four hundred fifty sixth) day after the Bonds placement commencement. If the date of coupon yield payment on the Bonds falls on a day-off, whether an official public day-off or a day-off for settlement transactions, then the due amount is paid on the business day immediately following such day-off. The bondholder is not entitled to require accrual of interest or any other compensation for such a delay in payment.	Yield on the Bonds is paid for the benefit of the bondholders who are the same as of the end of the Depositary's transaction day preceding the 6th (Sixth) business day prior to the date of payment of yield on the Bonds.

Procedure for coupon (interest) yield payment:
Procedure for yield payment on the eighth coupon is similar to that for the first coupon.
Yield on the eighth coupon is paid along with redemption of 20 (Twenty) percent of the nominal value of the Bonds of the issue.

9. Ninth coupon

The 1456th (One thousand four hundred fifty sixth) day after the Bonds placement commencement.	The 1638th (One thousand six hundred thirty eighth) day after the Bonds placement commencement.	The 1638th (One thousand six hundred thirty eighth) day after the Bonds placement commencement. If the date of coupon yield payment on the Bonds falls on a day-off, whether an official public day-off or a day-off for settlement transactions, then the due amount is paid on the business day immediately following such day-off. The bondholder is not entitled to require accrual of interest or any other compensation for such a delay in payment.	Yield on the Bonds is paid for the benefit of the bondholders who are the same as of the end of the Depositary's transaction day preceding the 6th (Sixth) business day prior to the date of payment of yield on the Bonds.

Procedure for coupon (interest) yield payment:
Procedure for yield payment on the ninth coupon is similar to that for the first coupon.
Yield on the ninth coupon is paid along with redemption of 30 (Thirty) percent of the nominal value of the Bonds of the issue.

10. Tenth coupon

The 1638th (One thousand six hundred thirty eighth) day after the Bonds placement commencement.	The 1820th (One thousand eight hundred twentieth) day after the Bonds placement commencement.	The 1820th (One thousand eight hundred twentieth) day after the Bonds placement commencement. If the date of coupon yield payment on the Bonds falls on a day-off, whether an official public day-off or a day-off for settlement transactions, then the due amount is paid on the	Yield on the Bonds is paid for the benefit of the bondholders who are the same as of the end of the Depositary's transaction day preceding the 6th (Sixth) business day prior to the date of payment of yield on the Bonds.

		business day immediately following such day-off. The bondholder is not entitled to require accrual of interest or any other compensation for such a delay in payment.	
Procedure for coupon (interest) yield payment: Procedure for yield payment on the tenth coupon is similar to that for the first coupon. Yield on the tenth coupon is paid along with redemption of 40 (Forty) percent of the nominal value of the Bonds of the issue.			

Type of security provided on the bonds of the issue: surety.

8.3.3. Information about issues, Issuer's obligations on securities of which are not performed (default)

There are no issues, Issuer's obligations on securities of which are not performed (default).

8.4. Information about person(s) who provided security on the bonds of the issue

(1) On interest-bearing certificated non-convertible bearer bonds, series 04, with mandatory centralized custody:
Full trade name: ***Telecom-Terminal Limited Liability Company***
Abbreviated trade name: ***Telecom-Terminal LLC***
Location of the person who provided security on the bonds of the issue:
13 Lenina str., Ivanovo, Russian Federation, 153000

(2) On interest-bearing certificated non-convertible bearer bonds, series 05, with mandatory centralized custody:
Full trade name: ***CenterFinance Limited Liability Company***
Abbreviated trade name: ***CenterFinance LLC***
Location of the person who provided security on the bonds of the issue:
22a Novotorzhskaya str., Tver, Russian Federation, 170100

8.5. Conditions for security of performance on the bonds of the issue

(1) On interest-bearing certificated non-convertible bearer bonds, series 04, with mandatory centralized custody:

Type of security (method of security provided): ***surety***

Amount, in which the surety is responsible to holders of the surety-backed bonds in case of default or improper performance of the Issuer's obligations on the bonds of the issue: ***RUR 7,000,000,000 and interest yield amount***

Procedure for bondholders' setting claims to the surety:

The person who has provide security on the bonds – Telecom-Terminal Limited Liability Company – is obliged to secure performance of the Issuer's obligations to the bondholders in case of the Issuer's refusal to perform the obligations or delay in performance on the Bonds in accordance with the terms of the security provided.

The Surety is responsible for performance of the Issuer's obligations, provided all the following conditions are met:

- the bondholder or a person duly authorized by the bondholder have set the claim to the Surety to perform the relevant Obligation (hereinafter the "Claim");
- the Claim describes:
  (a) nature of unperformed Issuer's obligations to the bondholder;
  (b) amount of unperformed Issuer's obligations to the bondholder;

(c) full trade name (first name, patronymic, and last name – for an individual) of the bondholder or the person authorized to receive performance on the Obligations (if any);

(d) location (residence) of the bondholder and the person authorized to receive performance on the Obligations (if any);

(e) for an individual – passport series and number, issuing authority and date of issue;

(f) indication of the country, in which the bondholder is resident for taxation purposes;

(g) number of the Bonds owned, on which payments should be made;

(h) bank details for the account of the bondholder or the person authorized to receive performance on the Obligations;

- The following documents are attached to the Claim:

  (a) a copy of statement on the bondholder's securities account certified by the depositary that accounts and certifies rights on the Bonds specifying number of the Bonds owned by the bondholder;

  (b) in case the Claim is set by the bondholder's representative, documents to confirm powers of the person that has set the Claim, which documents are executed in accordance with the acting legal regulatory acts of the Russian Federation;

- the Claim is signed by the bondholder or the person authorized to set the Claim. If the Claim is set by a legal entity, it must be sealed with a seal of such legal entity.

Claims may be set to the Surety in time not to exceed two years as from the date of the Bonds redemption as specified in the Prospectus.

The Surety makes relevant payments not later than within 30 (Thirty) days as from the date of the Claim receipt to the account specified in the Claim.

Issuer's net assets value as of the last reporting date prior to the surety provision: – ***RUR 15,530,531 thos.***

Net assets value of the legal entity that has provided the surety as of the last reporting date prior to the surety provision: ***RUR 819 thos.***

Net assets value of the legal entity that has provided the surety as of the date of the reporting quarter end: *to be specified after preparation of the Company's annual financial statements.*

(2) On interest-bearing certificated non-convertible bearer bonds, series 05, with mandatory centralized custody:

Type of security (method of security provided): ***surety***

Amount, in which the surety is responsible to holders of the surety-backed bonds in case of default or improper performance of the Issuer's obligations on the bonds of the issue: ***RUR 3,000,000,000 and aggregate yield on 3,000,000 Bonds.***

Procedure for bondholders' setting claims to the surety:

OFFER

to provide security in the form of surety for the purpose of Bonds issue

Tver April 19, 2006

1. Terms and definitions.

1.1. "Offer" shall mean this OFFER.

1.2. "Company" shall mean CenterFinance Limited Liability Company

1.3. "Bonds" shall mean interest-bearing certificated non-convertible bearer bonds, series 05, with mandatory centralized custody, quantity: 3,000,000 (Three million) bonds with the nominal value of RUR 1,000 (One thousand) each, to be issued by the Issuer in accordance with the Issue Documents.

1.4. "Issue Documents" shall mean the Resolution on securities issue, the Prospectus, and the Bond Certificate.

1.5. "Issuer" shall mean "Central Telecommunication Company" Open Joint Stock Company.

1.6. "Federal Service" shall mean the Federal Service for Financial Markets of Russia.

1.7. "Event of Default" shall mean event described in clause 3.1. of the Offer.

1.8. "Issuer's obligations" shall mean the Issuer's obligations to the bondholders as defined by clause 3.1 of the Offer.

1.9. "Marginal Amount" shall mean RUR 3,000,000,000 (Three billion), as well as amount making the aggregate coupon yield on 3,000,000 (Three million) Bonds.

1.10. "Time for the Issuer's Obligations Performance" shall mean any of the times specified in clause 3.1 of the Offer.

1.11. "Amount of Unperformed Obligations" shall mean the amount, in which the Issuer has failed to perform the Issuer's Obligations.

1.12. "Claim for Performance" shall mean the claims of a bondholder to the Company in accordance with provisions of clause 3.3 of the Offer.

1.13. "NDC" shall mean "National Depositary Center" Non-profit Partnership that acts as the depositary on the Bonds.

2. Scope and nature of the Offer. Conditions of acceptance thereof.

2.1. The Company shall hereby offer to any person intending to purchase the Bonds to enter into agreement with the Company on the Company's providing security in the form of surety for the purpose of the Bonds issue in accordance with the laws, the Company's Articles of Association, and terms and conditions of the Offer.

2.2. The Offer shall be public and express the Company's will to enter into the surety agreement on the terms and conditions specified in the Offer with any Bonds purchaser.

2.3. The Offer shall be irrevocable, which means it may not be revoked within the term specified for the Offer acceptance.

2.4. All the terms and conditions of the Offer are to be completely incorporated in the Issue Documents. The Offer shall be deemed received by the addressee upon the Issuer's providing all the potential Bonds purchasers with an opportunity to access the information about the Bonds issue that is included in the Issue Documents and subject to disclosure in accordance with the Federal Law "About Securities Market", as well as legal acts of the Federal Service.

2.5. The Offer may be only accepted by purchase of one or more Bonds in the procedure, on conditions and time specified in the Issue Documents. Purchase of the Bonds shall mean the Bonds purchaser's entering into the surety agreement with the Company, under which the Company shall be obliged to the Bonds purchaser to be responsible for the Issuer's performance of its obligations to the Bonds purchaser on the terms and conditions set forth in the Offer. In case of transfer of right to the Bonds to its purchaser (new holder), the rights under the said surety agreement shall transfer to the Bond purchaser (new holder) in full amount and on the same conditions that exist as of the transfer of the rights to the Bond.

3. Obligations of the Company. Procedure and conditions of performance.

3.1. The Company shall be liable for the Issuer's performance of its obligations on payment of all the parts of the Bonds nominal value, coupon yield on the Bonds to the bondholders on the following conditions:
Marginal amount of the Company's liability on the Issuer's Obligations shall be limited by the Marginal Amount.
The Company's liability on the Issuer's Obligations shall be joint liability.
The Company shall be obliged to perform the Issuer's Obligations for the Issuer in part, in which the Issuer has failed to perform and/or performed the Issuer's Obligations partly in the following cases:
The Issuer has failed to pay or paid only partly the relevant part of the Bonds nominal value to the bondholders in the amount, procedure and time specified in the Issue Documents;
The Issuer has failed to pay or paid only partly coupon yield on the Bonds to the bondholders in the amount and time specified in the Issue Documents.
3.2. The Company shall be obliged, in accordance with the terms and conditions of the Offer, to perform Issuer's Obligations unperformed by the Issuer in the Amount of Unperformed Obligations within the Marginal Amount. The Amount of Unperformed Obligations shall be determined by the Company in accordance with the Claims for Performance received from the bondholders executed in accordance with clause 3.3 of this Offer.
3.3. The Claim for Performance must be made in accordance with the following conditions:
3.3.1. The Claim for Performance must be set to the Company in writing and signed by the bondholder (its authorized persons);
3.3.2. The Claim for Performance must specify last name, first name, patronymic or full name of the bondholder filing the Claim for Performance, his TIC, tax status, residence (location), bank details for his account, the amount of Unperformed Obligations in relation to the bondholder, number of the Bonds, in relation to which the obligation is not performed;
3.3.3. The Claim for Performance must specify that the Issuer has failed to pay to the bondholder or paid only partly in time specified by the Issue Documents:
- relevant part of the nominal value by Bonds redemption; and/or
- coupon yield in the form of interest on the relevant part of the Bonds nominal value;
3.3.4. The Claim for Performance must be set to the Company not later than on the 90th day as from the relevant Time for the Issuer's Obligations Performance in relation to the bondholder setting such a Claim for Performance. The day of setting the Claim shall be the day of the Clam receipt by the Company;
3.3.5. A statement on the securities account with NDC or depositaries that are depositors in relation to NDC that confirms the bondholder's rights to his Bond as of the date of NDC's making the list of bondholders for the purpose of coupon yield payment/Bonds redemption to be determined in accordance with the terms and conditions of the Issue Documents must be attached to the Claim for Performance. In case of setting a claim related to default/improper performance of obligations on redemption of the last part of the Bonds nominal value by the Issuer, a copy of NDC's report on transfer of the Bonds to the section of the securities account for the purpose of securities blocking by redemption, which copy is certified by the depositary, must be also attached to the Claim for Performance.
3.3.6. The Claim for Performance and documents attached thereto must be sent to the Company by registered mail, courier mail or overnight mail service.

3.4. The Company shall consider the Claim for Performance within 14 (Fourteen) days upon expiration of 90 (Ninety) days specified by clause 3.3.4 of the Offer. The Company is entitled to give any objections against the Claim for Performance that might be given by the Issuer and keeps this right to objection even if the Issuer has waived them or acknowledged its debt.
3.5. Claims for Performance presented to the Company later than upon expiration of 90 (Ninety) days as from the relevant Time for the Issuer's Obligations Performance in relation to the bondholders that have sent such Claims for Performance shall not be considered.
3.6. If it is decided to satisfy the Claim for Performance by the Company, the Company shall notify the bondholder thereof and make payment in accordance with the terms and conditions of the Offer within 30 (Thirty) days upon expiration of the term of the Claim for Performance consideration (clause 3.4 of the Offer) to the bondholder's bank account, details of which are specified in the Claim for Performance.

If it is decided to dismiss the Claim for Performance set in relation to default/improper performance of obligations on payment of the last part of the Bonds nominal value by the Issuer, the Company shall send information about such Claim for Performance dismissal to NDC (to specify name; last name, first name, patronymic of the bondholder; number of the Bonds; name of the Depositary, with which the bondholder's securities account is opened).

4. Term of the surety
4.1. The Company's surety provided for by the Offer shall become effective as from the Bonds purchaser's entering into the surety agreement with the Company in accordance with clause 2.5. of this Offer.
4.2. The surety provided for by the Offer shall terminate:
4.2.1. Upon expiration of 90 (Ninety) days as from the Time for the Issuer's Obligations Performance, unless the bondholder sets a Claim for Performance in the procedure provided for by this Offer within such period;
4.2.2. Upon Company's proper performance of its obligations to the bondholders that have set their Claims for Performance in the procedure and time specified by this Offer.
4.2.3. In case the Time for the Issuer's Obligations Performance is altered, such time is extended, the Issuer's Obligations are prolonged or restructured in any manner, or in case of any changes in the Issuer's Obligations that result in increase in liability or other adverse effect on the Company without consent of the latter;
4.2.4. For other reasons specified by the acting laws of the Russian Federation.

5. Other terms and conditions.
5.1. All issues of relationship between the Company and bondholders concerning the Bonds that are not settled by this Offer, shall be governed, understood and construed in accordance with the Issue Documents and the acting laws of the Russian Federation.
5.2. In case of default or improper performance of its obligations under the Offer, the Company shall be liable in accordance with the acting laws.
5.3. The Company shall not be liable to the Issuer's creditors on obligations of other parties that have provided surety for the benefit of the Issuer for the purpose of the Bonds issue, even if such persons have provided such a surety along with the Company.
5.4. Any disputes in relation to the Offer shall be subject to consideration in the court in accordance with the acting laws.
5.5. This Offer is made in 2 (two) original counterparts that are kept in the offices of the Company and the Issuer.

6. Addresses and bank details of the Company.

Legal address:	22a Novotorzhskaya str., Tver, Russian Federation, 170100
TIC	6950005689
Settlement account	40702810500110001329
Bank name	GASENERGOPROMBANK FCJSC in Tver
Correspondent account	30101810300000000794

Signatures:

General Director
CenterFinance LLC
/O.V. Bakhmutov/

Chief Accountant
CenterFinance LLC
/I.V. Kapranova/

seal here

Procedure for notification of changes in the terms of security of performance on the backed Bonds (reorganization, liquidation or bankruptcy of the person that has provided security, other):

In case of any changes in data about the person that has provided security on the Bonds of the issue, as well as in case of any changes in the terms of security of performance on the Bonds due to the reasons beyond control of the Issuer or holders of the backed Bonds, including that in case of reorganization, liquidation or bankruptcy of the person that has provided security, the Issuer shall publish a notice thereof in the following time as from the date of the relevant event:

- on the newswire - within 5 (five) days;
- on the web-site at: http://www.centertelecom.ru - after publication of the notice on the newswire.

In case of the Issuer's default or improper performance on the Bonds to pay (redeem) the relevant part of the Bonds nominal value and/or pay coupon yield on the Bonds, the Surety and the Issuer shall be jointly liable.

The surety agreement to secure performance on the Bonds shall be deemed made as from arising rights to such Bonds with their first holder, and written form of the surety agreement shall be deemed met.

A backed bond shall provide its holder with all the rights arising from such security.

Transfer of rights to the backed Bond to a new holder (purchaser) shall entail transfer of all the rights arising from such security.

Transfer of rights arising from the security provided without transfer of rights to the Bond shall be invalid.

If it is impossible to satisfy claims of the surety-backed bonds holder set to the Issuer and/or Surety, the bondholders shall be entitled to file an action against the Issuer and/or Surety with the court or arbitration court.

Issuer's net assets value as of the last reporting date prior to the surety provision: ***RUR 16, 113,782 thos.***

Net assets value of the legal entity that has provided the surety as of the last reporting date prior to the surety provision: ***RUR 10 thos.***

Net assets value of the legal entity that has provided the surety as of the date of the reporting quarter end: *to be specified after preparation of the Company's annual financial statements.*

8.5.1. Conditions for security of performance on the mortgage-backed bonds

The Company has placed no mortgage-backed bonds.

8.6. Information about organizations that account rights to the Issuer's issue securities

Person that keeps the register of the Issuer's registered securities: ***registrar***
Full trade name: ***United Registration Company Open Joint Stock Company***
Abbreviated trade name: **ORK OJSC**
Location: ***70 Pyatnitskaya str., Moscow, 113095***
License of the registrar for keeping securities holders register number: ***10-000-1-00314***
Issued on: ***30.03.2004***
Validity term: ***unlimited term license***
Authority that issued the license: ***Federal Securities Market Commission***
Date, from which the said registrar keeps the register of the Issuer's registered securities: ***13.12.2005***

Issuer's certificated securities with mandatory centralized custody are in circulation.

Depositary that carries out centralized custody of the Issuer's securities:
Full trade name: ***National Depositary Center Non-commercial Partnership***
Abbreviated trade name: **NDC**
Location: ***bld. 4, 1/13 Sredniy Kislovsky per., Moscow, Russia***
License of the professional securities market participant for depositary activities number: ***177-03431-000100***
Issued on*:* ***04.12.2000г.***

Validity term: ***unlimited term license***
Authority that issued the license: ***Federal Securities Commission of Russia***
The depositary carries out centralized custody of the following securities:

- Certificate of interest-bearing certificated non-convertible bearer bonds, series 04, with mandatory centralized custody. State registration number of the issue No. 4-19-00194-A dated June 29, 2004; total number of the bonds of the issue – 5,622,595 bonds with nominal value of RUR 1,000 (One thousand) each and total nominal value of RUR 5,622,595,000
- Certificate of interest-bearing certificated non-convertible bearer bonds, series 05, with mandatory centralized custody. State registration number of the issue No. 4-20-00194-A dated June 15, 2006; total number of the bonds of the issue – 3,000,000 bonds with nominal value of RUR 1,000 (One thousand) each and total nominal value of RUR 3,000,000,000

8.7. Information about legal acts that govern capital import and export issues, which may affect dividend, interest and other payments to non-residents

1. Law of the RSFRS dated 26.06.1991 No. 1488-1 "About Investment Activities in the RSFSR" (with amendments dated 19.06.1995 No. 89-FZ, dated 25.02.1999 No. 39-FZ, dated 10.01.2003 No. 15-FZ).

2. Federal Law dated 09.07.1999 No. 160-FZ "About Foreign Investments in the Russian Federation" (as amended by federal laws dated 21.03.2002 No. 31-FZ, dated 25.07.2002 No. 117-FZ, dated 08.12.2003 No. 169-FZ, dated 22.07.2005 No. 117-FZ, dated 03.06.2006 No. 75-FZ).

3. Federal Law dated 22.04.1996 No. 39-FZ "About Securities Market" (as amended by federal laws dated 26.11.1998 No. 182-FZ, dated 07.08.2001 No. 121-FZ, dated 28.12.2002 No. 185-FZ, dated 29.06.2004 No. 58-FZ, dated 28.07.2004 No. 89-FZ, dated 07.03.2005 No. 16-FZ, dated 18.06.2005 No. 61-FZ, dated 27.12.2005 No. 194-FZ, dated 05.01.2006 No. 7-FZ, dated 15.04.2006 No. 51-FZ, dated 27.07.2006 No. 138-FZ, dated 30.12.2006 No. 282-FZ).

4. Federal Law dated 10.12.2003 No. 173-FZ "About Currency Regulation and Currency Control" (as amended by federal laws dated 29.06.2004 No. 58-FZ, dated 18.07.2005 No. 90-FZ, dated 26.07.2006 No.131-FZ, dated 30.12.2006 No. 267-FZ).

5. Decree of the President of the Russian Federation dated 10.06.1994 No. 1184 "About Improving Activities of the Banking System in the Russian Federation" (as amended by the Decree of the President of the Russian Federation dated 27.04.1995 No. 419).

6. Instruction of the Central Bank of the Russian Federation dated 07.06.2004 No. 116-I "About Types of Special Accounts of Residents and Non-residents" (as amended by the Instructions of the Central Bank of the Russian Federation dated 16.12.2004 No. 1529-U).

7. Instruction of the Central Bank of the Russian Federation dated 15.06.2004 No. 117-I "About Procedure for Residents' and Non-residents' Submission of Documents and Information to the Authorized Banks for Currency Transactions; Procedure for Currency Transactions Accounting and Execution of Transaction Passports by the Authorized Banks" (as amended by the Instructions of the Central Bank of the Russian Federation dated 08.08.2006 No. 1713-U).

8. Provision on procedure for re-execution by the authorized banks of the "C" type accounts of non-residents opened with the authorized banks due to adoption of the Instruction of the Central Bank of the Russian Federation dated 07.06.2004 No. 116-I "About Types of Special Accounts of Residents and Non-residents", adopted by the Central Bank of the Russian Federation on 15.06.2004 No. 260-P.

10. International double taxation treaties of the Russian Federation.

11. Other legislative acts of the Russian Federation.

8.8. Procedure for taxation of proceeds on the Issuer's issue securities placed and to be placed

Taxation of proceeds on the Issuer's issue securities placed and to be placed is governed by the Tax Code of the Russian Federation (hereinafter the "Tax Code"), as well as other regulatory legal acts of the Russian Federation adopted in accordance with the Tax Code of the Russian Federation.

TAX RATES

	Legal entities		Individuals	
Type of proceeds	Residents	Non-residents	Residents	Non-residents
Coupon yield	24% (of which federal budget – 6.5%; budget of the subject – 17.5%;	20%	13%	30%
Proceeds from securities sale	24% (of which: federal budget – 6.5%; budget of the subject – 17.5%)	20%	13%	30%
Dividends	9%	15%	9%	30%

PROCEDURE FOR INDIVIDUALS TAXATION.

Type of tax – income tax.

Income from sources in the Russian Federation include:

- dividends and interest received from Russian organization, as well as interest received from Russian sole proprietors and (or) foreign organization in relation to the activities of its permanent representative office in the Russian Federation;
- proceeds from sale of shares and other securities, as well as interest in authorized capital of organizations in the Russian Federation.

Tax base.

Taxpayer's income received in the form of material gain is material gain received from purchase of securities. Tax base is determined as exceed of securities market value to be measured taking into account marginal limit of securities market price fluctuations over the amount of taxpayer's actual expenses for their purchase. Procedure for determining securities market price and marginal limit of securities market price fluctuations is established by the federal authority that regulates the securities market.

When determining tax base for income from transactions with securities, proceeds from the following transactions are taken into account:

- sale and purchase of securities that are circulating on the organized securities market;
- sale and purchase of securities that are not circulating on the organized securities market.

Income (loss) from transactions on sale and purchase of securities is measured as the difference between amounts of proceeds received from sale of securities and documented expenses on purchase, sale and storage of securities that are actually incurred by the taxpayer, or property-related deductions that reduce proceeds from sale and purchase transaction.

The said expenses include:

- amounts paid to the seller in accordance with the agreement;
- payment for services provided by depositary;
- commissions to professional participants of the securities market; discount paid (reimbursed) by managing company of unit investment fund in sale (redemption) of investment unit of the unit investment fund by the issuer to be determined in accordance with the procedure specified by the laws of the Russian Federation about investment funds;
- exchange charge (fees);
- payment for registrar's services;
- estate and (or) gift tax paid by the taxpayer upon receipt of securities to ownership;
- other expenses directly related to purchase, sale and storage of securities made for the services provided by professional participants of the securities market within their professional activities.

If the issuer entity carried out exchange (conversion) of shares, then in sale of shares received by the taxpayer as a result of exchange (conversion), documented expenses of the taxpayer include expenses on purchase of shares that the taxpayer owned prior to their exchange (conversion).

In sale of shares (interest, units) received by the taxpayer upon reorganization of the entity, expenses on their purchase include value to be determined in accordance with clauses 4 – 6, Article 277 of the Tax Code of the Russian Federation, provided expenses on purchase of shares (interest, units) of the entities reorganized are documented.

Income (loss) on transactions of sale and purchase of securities that circulate on the organized securities market, is decreased (increased) by the amount of interest paid for use of money borrowed for the purpose of securities purchase and sale within the amounts calculated based on the acting refinance rate of the Central Bank of the Russian Federation.

Amount of loss on transactions with securities that circulate on the organized securities market is measured taking into account marginal limit of securities market price fluctuations.

Securities that circulate on the organized securities market include securities admitted for circulation with trading arrangers that hold license of the federal authority regulating the securities market.

Market quotation of a security, including unit of unit investment fund that circulates on the organized securities market, is understood as average weighted price of the security on transactions carried out within a trading day through the trading arranger. If transactions on the same security were carried out through two and more trading arrangers, the taxpayers is entitled to choose market quotation of the security with one of such trading arrangers. If the trading arranger does not calculate average weighted price, average weighted price is taken as mean between the maximum and minimum prices of the transactions carried out within a trading day through this trading arranger.

Tax base is determined individually for each transaction.

Income (loss) on securities sale and purchase transactions is determined as a sum of proceeds from transactions with securities of the relevant category carried out within a taxation period less amount of losses.

If taxpayer's expenses for purchase, sale and storage of securities may not be referred directly to expenses on purchase, sale and storage of specific securities, the said expenses are distributed in proportion to the estimated value of the securities, to which the said expenses refer. Estimated value of the securities is determined as of the date of such expenses.

If taxpayer's expenses may not be confirmed with documents, he is entitled to enjoy property-related tax deduction provided for by the first paragraph, sub-clause 1, clause 1, Article 220 of the Tax Code. Property-related tax deduction or deduction in the amount of actually incurred and documented expenses is granted to the taxpayer in assessment and payment of tax to the budget at source of income (broker, trustee, managing company that holds in trust the property comprising unit investment fund, or with another person that carries out transactions on agency agreement or other similar agreement for the benefit of the taxpayer), or upon expiration of the taxation period by filing tax return to the tax authority.

If tax assessment and payment is carried out by income source (broker, trustee, managing company that holder in trust the property comprising unit investment fund, or with another person that carries out transactions on agency agreement or other similar agreement for the benefit of the taxpayer) during the taxation period, property-related tax deduction is granted by the income source with a possibility of further reassessment upon expiration of the taxation period by filing tax return to the tax authority.

In case of several income sources, property-related tax deduction is only granted with one income source, at taxpayer's option.

Tax base on securities purchase and sale (redemption of units of unit investment funds) is determined as income received based on the results of the taxation period on transactions with securities.

Loss on transactions with securities that circulate on the organized securities market that is received based on the results of the said transactions carried out during the taxation period, reduces the tax base on transactions of purchase and sale of securities of this category.

Income on transactions of purchase and sale of securities that do not circulate on the organized securities market, which as of the moment of their acquisition met the requirements specified for securities that circulate on the organized securities market, may be reduced by the amount of loss received in the taxation period on transactions of purchase and sale of securities that circulate on the organized securities market.

By sale of shares (interests, units) received by the taxpayer upon reorganization of entities, time of taxpayer's ownership of them runs from the date of acquisition of shares (interests, units) of the reorganized entities.

Date of actual income receipt is:

- the day of income payment, including transfer of income from taxpayer's bank account or upon its instructions to the accounts of third parties – for receipt of income in money;
- the day of securities acquisition – for receipt of income in the form of material gain.

Tax base on securities purchase and sale transactions and transactions with time-bargain financial instruments is determined upon expiration of the taxation period. Tax is assessed and paid by a tax agent upon expiration of the taxation period or by payment of money to the taxpayer prior to expiration of the next taxation period.

Tax agents are Russian organizations, from which or as a result of relationships with which the taxpayer received income. Tax agents are obliged to assess, withhold from the taxpayer and pay tax. If income source is a person that carries out transactions under agency agreement or another similar agreement for the benefit of the taxpayer, then responsibilities of tax agent are performed by the person that actually pays income to the taxpayer.

If tax agent pays money prior to expiration of the next taxation period, tax is paid from the share of income to be determined in accordance with this article that corresponds to actual amount of money to be paid. Share of income is measured as product of total amount of income and ratio of amount of payment to estimated value of the securities to be measured as of the date of payment, on which the tax agent acts as broker. In case of several payments of money to the taxpayer during the taxation period, amount of tax is calculated by progressive total with set-off of tax amounts earlier paid.

Estimated value of the securities is measured based on actually incurred and documented expenses for their purchase.

Payment of money is understood as payment of cash, transfer of money to an individual's bank account or account of a third party upon request of the individual.

If it is impossible to withhold the assessed tax from the taxpayer by source of income, tax agent (broker, trustee or another person that carries out transactions on agency agreement, commission agreement, another agreement for the benefit of the taxpayer) informs the tax authority at the place of its registration of impossibility of the said withholding and amount of taxpayer's debt in writing within one month as from the moment of such circumstance occurrence. In such a case, tax is paid in accordance with Article 228 of the Tax Code.

PROCEDURE FOR LEGAL ENTITIES TAXATION

Type of tax – profit tax.

Income include:

- proceeds from sale of property rights (income from sale);
- extraordinary income in the form of interest on securities and other debentures and/or from participatory interest in other entities.

Tax base.

Taxpayer's income from transactions on sale or other disposal of securities (including redemption) is determined based on the price of sale or other disposal of security, as well as amount of accrued interest (coupon) yield paid by the buyer to the taxpayer, and amount of interest (coupon) yield paid by the issuer to the taxpayer. Taxpayer's income from sale or other disposal of securities does not include amounts of interest (coupon) yield that have been accounted for the purpose of taxation earlier.

Taxpayer's income from transactions on sale or other disposal of securities (including redemption) that are denominated in foreign currency, is determined at the exchange rate of the Central Bank of the Russian Federation existing as of the date of title transfer or as of the maturity date.

Expenses on sale (or other disposal) of securities are determined based on the price of purchase of the security (including expenses on its purchase), costs of sale, amount of discounts from the estimated value of units, amount of accrued interest (coupon) yield paid by the taxpayer to the seller of the security. Expenses do not include amounts of accrued interest (coupon) yield that have been accounted for the purpose of taxation earlier.

When determining expenses on sale (other disposal) of securities, purchase price of a security denominated in foreign currency (including expenses on its purchase) is determined at exchange rate of the Central Bank of the Russian Federation that existed as of the moment when the said security was reflected in records. No current revaluation of securities denominated in foreign currency is carried out.

When selling shares received by shareholder upon reorganization of entities, purchase price of such shares is their value to be determined in accordance with clauses 4 – 6, Article 277 of the Tax Code.

Interest on loan agreements and other similar agreement, other debentures (including securities) are accounted as of the date of recognition of income (expense) in accordance with Article 328 of the Tax Code of the Russian Federation.

Date of recognition of income and expense on transactions with bonds, according to Article 329 of the Tax Code of the Russian Federation, is the date of sale of such bonds.

Securities are deemed to circulate on the organized securities market only if all the following conditions are met:

1) if the securities are admitted to circulation by at least one trading arranger, which is entitled to that in accordance with the national laws;

2) if information about their prices (quotations) is published in mass media (including electronic) or may be presented by trading arranger or another authorized person to any interested party within three years upon the date of transaction with the securities;

3) if market quotation is given on them, where it is provided for by the relevant national laws.

For the purpose of this clause, national laws are understood as laws of the state, on the territory of which securities circulate (civil transactions are performed that entail transfer of title to the securities, including that beyond the organized securities market).

For the purpose of taxation, market price of securities that circulate on the organized securities market is actual price of sale or other disposal of securities, if this price is in the range of minimum and maximum transaction prices (price range) with the said security registered by the trading arranger on the securities market as of the date of the relevant transaction. If transaction is performed through the trading arranger, transaction date should be understood as the date of trading, where the relevant transaction with the security was carried out. In case of security sale outside the organized securities market, transaction date is the date of determining all the essential conditions of the security transfer, i.e. the date of agreement execution.

In case of sale of securities that circulate on the organized securities market at the price below minimum price of transactions on the organized securities market, minimum price of transaction on the organized securities market is taken to determine financial result.

Accrued interest (coupon) yield is understood as a part of interest (coupon) yield, payment of whish is provided for by the terms of the issue of such security to be calculated in proportion to the number of days lapsed from the date of the security issue or the date of previous coupon yield payment to the transaction date (security transfer date).

As to securities that do not circulate on the organized securities market, actual price of sale or other disposal of securities is taken for the purpose of taxation, provided at least one of the following conditions is met:

1) if actual price of the relevant transaction is within the range of prices on analogous (identical, similar) security registered by the trading arranger on the securities market as of the transaction date or the date of the nearest trading that took place before the day of the relevant transaction, if trading on such securities was carried out with the trading arranger at least one time over the last 12 months;

2) if deviation of actual price of the relevant transaction is within the range of 20 percent upwards or downwards from the average weighted price of analogous (identical, similar) security calculated by the trading arranger on the securities market in accordance with the rules specified by it based on the results of trading as of the date of such transaction or the date of the immediately following trading that took place prior to the relevant transaction date, if trading on such securities was carried out with the trading arranger at least one time over the last 12 months.

If no information about results of trading on analogous (identical, similar) securities is available, actual transaction price is taken for the purpose of taxation, if the said price differs by more than 20 percent from the estimated price of such security, which may be determined as of the date of transaction with the security taking into account specific conditions of the transaction made,

peculiarities of security circulation and price, as well as other indicators, information about which may form the basis for such determination. To determine estimated price of a share by the taxpayer itself or with involvement of an appraiser, methods of evaluation provided for by the laws of the Russian Federation for determining estimated price must be applied; to determine estimated price of a debenture, refinance rate of the Central Bank of the Russian Federation may be used. If the taxpayer determines estimated price of a share by itself, the method of evaluation applied must be fixed in the taxpayer's accounting policy.

Income of a shareholder taxpayer, which sells shares received by it upon increase of the joint stock company's authorized capital, is determined as the difference between the selling price and initially paid share cost adjusted taking into account changes in number of shares resulting from increase in the authorized capital.

Tax base on transactions with securities is determined by the taxpayer separately, except for tax base on transactions with securities, which is determined by professional participants of the securities market. Taxpayers (except for professional participants of the securities market that carry out dealer activities) determine tax base on transactions with securities that circulate on the organized securities market separately from tax base on transactions with securities that do not circulate on the organized securities market.

In case of sale or other disposal of securities, issue securities to be disposed are evaluated by the first-in first-out (FIFO) method; non-issue securities to be disposed are evaluated at actual value of every security.

Taxpayers that have incurred loss (losses) from transactions with securities in the previous taxation period or previous taxation periods are entitled to reduce tax base on transactions with securities in the reporting (taxation) period (carry the said losses forward) in the procedure and on the conditions specified in Article 283 of the Tax Code.

Losses from transactions with securities that do not circulate on the organized securities market incurred in the previous taxation period(s) may be referred to reduction of tax base on transactions with such securities, which is determined in the reporting (taxation) period. Losses from transactions with securities that circulate on the organized securities market incurred in the previous taxation period(s) may be referred to reduction of tax base on transactions of sale of securities of this category.

Losses incurred in the relevant reporting period from transactions with securities that circulate on the organized securities market and securities that do not circulate on the organized securities market are carried forward separately by the said categories of securities within the range of profit received from transactions with such securities.

If interest yield on debentures of any kind, including participating bonds, is received by a foreign entity that conducts business in the Russian Federation through a permanent representative office, tax on such yield is assessed and withheld by tax agent. If source of income is a person that carries out transactions on agency agreement or any other similar agreement for the benefit of the taxpayer, responsibilities of tax agent are performed by the person that actually pays income to the foreign entity that does not conduct business through its permanent representative office in the Russian Federation.

If tax agent of a foreign entity pays income, which in accordance with international treaties (agreements) is taxed in the Russian Federation at reduced rates, assessment and withholding of tax on income is carried out by the tax agent at the relevant reduced rates, provided the foreign entity furnishes the tax agent with a confirmation provided for by clause 1, Article 312 of the Tax Code of the Russian Federation. In case income is paid by Russian banks on transactions with foreign banks, no confirmation of permanent location of a foreign bank in the state, with which there is an international treaty (agreement) to govern taxation is required, if such location is confirmed by data in directories open to public use.

Amount of tax on income from participation in entities (dividends) is determined in accordance with the following provisions.

If the source of taxpayer's income is a foreign entity, the amount of tax in relation to dividends received is determined by the taxpayer itself based on the amount of dividends received and the rate of 15%.

Taxpayers that receive dividends from a foreign entity, including that through a permanent representative office of a foreign entity in the Russian Federation, are not entitled to reduce the amount of tax assessed in accordance with Article 275 of the Tax Code of the Russian Federation by

the amount of tax assessed and paid at source of income, unless otherwise provided for by the international treaty.

If the source of taxpayer's income is a Russian entity, the said entity is deemed to be tax agent and determines the amount of tax taking into account provisions of clause 2, Article 275 of the Tax Code.

The amount of tax to be withheld from income of a taxpayer that receives dividends is assessed by the tax agent based on the total amount of tax assessed in the procedure specified in clause 2, Article 275 of the Tax Code, and share of every taxpayer in the total amount of dividends.

Total amount of tax is determined as product of the tax rate of 9% and the difference between the amount of dividends distributable among shareholders over the current taxation period reduced by the amount of dividends payable by the tax agent in accordance with clause 3, Article 275 of the Tax Code in the current taxation period, and amount of dividends received by tax agent itself in the current reporting (taxation) period and previous reporting (taxation) period, unless such amounts of dividends were earlier taken into account in calculations to determine taxable income in the form of dividends. If the difference obtained is negative, neither responsibility to pay tax arises, nor compensation from the budget takes place.

If a Russian entity – tax agent pays dividends to a foreign entity and (or) individual who is not resident of the Russian Federation, tax base of the taxpayer that receives dividends is determined on each such payment as amount of dividends paid, and the rate of 15% or 30% is applied.

8.9. Information about dividends declared (accrued) and disbursed on the Issuer's shares, as well as yields on the Issuer's bonds

Share category: ***registered non-certificated ordinary shares***

Reporting period, for which declared dividends are (were) disbursed	**2001**	**2002**	**2003**	**2004**	**2005**
Amount of declared (accrued) dividends per share	RUR 0.026	RUR 0.096052	RUR 0.124867	RUR 0.0630084	RUR 0.0674191
Total amount of declared (accrued) dividends on all the shares	RUR 11,741,626.2	RUR 151,570 712.32	RUR 197,040,979.22	RUR 99,428 000.0	RUR 106,388,000.0
Name of the Issuer's management body that has made a resolution on (declared) disbursement of dividends on the Issuer's shares	General shareholder meeting	General shareholder meeting	General shareholder meeting	General shareholder meeting	General shareholder meeting

Date of meeting of the Issuer's management body, at which it was resolved to disburse (declare) dividends	05.06.2002	24.06.2003	11.06.2004	30.06.2005	28.06.2006
Date and number of minutes of meeting of the Issuer's management body, at which it was resolved to disburse (declare) dividends	Minutes of Meeting No. 9 dated 05.06.2002	Minutes of Meeting No.11 dated 24.06.2003	Minutes of Meeting No. 12 dated 11.06.2004	Minutes of Meeting No. 13 dated 30.06.2005	Minutes of Meeting No. 14 dated 30.06.2006
Time for disbursement of dividends declared on the Issuer's shares	within the financial year, in which it was resolved to disburse dividends	before December 31, 2003	before December 31, 2004	before December 31, 2005	before December 20, 2006
Form and other conditions of disbursement of dividends declared on the Issuer's shares	cash	cash	cash	cash	cash
Total amount of dividends disbursed on all the ordinary shares as of 31.12.2006	RUR 11,687 712.00	RUR 151,099,259.04	RUR 196,394,019.41	RUR 99,160,425.10	RUR 101,302 810.54

The amount of dividends disbursed is specified taking into account tax withheld.

Over 2001 – 2005, dividends on ordinary shares were not disbursed in full amount due to the following reasons: failure of shareholders to appear to receive dividends; wrong bank details furnished for the purpose of dividends transfer in the registered person data.

Share category: ***registered non-certificated preference shares, type B***

Reporting period, for which declared dividends are (were) disbursed	**2001**
Amount of declared (accrued) dividends per share	RUR 0.038
Total amount of declared (accrued) dividends on all the shares	RUR 470,136.0
Name of the Issuer's management body that has made a resolution on (declared) disbursement of dividends on the Issuer's shares	General shareholder meeting
Date of meeting of the Issuer's management body, at which it was resolved to disburse (declare) dividends	05.06.2002
Date and number of minutes of meeting of the Issuer's management body, at which it was resolved to disburse (declare) dividends	Minutes of Meeting No.9 dated 05.06.2002
Time for disbursement of dividends declared on the Issuer's shares	not later than one month upon the date of resolution on disbursement of dividends
Form and other conditions of disbursement of dividends declared on the Issuer's shares	cash

Total amount of dividends disbursed on all the preference shares, type B	RUR 470,136.00

Share category: ***registered non-certificated preference shares, type A***

Reporting period, for which declared dividends are (were) disbursed	**2001**	**2002**	**2003**	**2004**	**2005**
Amount of declared (accrued) dividends per share	RUR 0.077	RUR 0.206143	RUR 0.285662	RUR 0.0756115	RUR 0.1270937
Total amount of declared (accrued) dividends on all the shares	RUR 11,908 666.0	RUR 108,429 738.3	RUR 150,256 161.52	RUR 39,771 000.0	RUR 66,850,000.0
Name of the Issuer's management body that has made a resolution on (declared) disbursement of dividends on the Issuer's shares	General shareholder meeting	General shareholder meeting	General shareholder meeting	General shareholder meeting	General shareholder meeting
Date of meeting of the Issuer's management body, at which it was resolved to disburse (declare) dividends	05.06.2002	24.06.2003	11.06.2004	30.06.2005	28.06.2006
Date and number of minutes of meeting of the Issuer's management body, at which it was resolved to disburse (declare) dividends	Minutes of Meeting No.9 dated 05.06.2002	Minutes of Meeting No.11 dated 24.06.2003	Minutes of Meeting No. 12 dated 11.06.2004	Minutes of Meeting No. 13 dated 30.06.2005	Minutes of Meeting No. 14 dated 30.06.2006
Time for disbursement of dividends declared on the Issuer's shares	not later than two months upon the date of resolution on dividends disbursement	before August 23, 2003	before August 10, 2004	before August 29, 2005	before August 27, 2006
Form and other conditions of disbursement of dividends declared on the Issuer's shares	cash	cash	cash	cash	cash
Total amount of dividends disbursed on all the preference shares, type A, as of 31.12.2006	RUR 11,769 776.52	RUR 107,429,768.56	RUR 148,916 083.28	RUR 39,253, 265.73	RUR 65,664,162.78

The amounts of dividends specified are calculated taking into account taxes withheld.

Over 2001 – 2005, dividends on preference shares were not disbursed in full amount due to the following reasons: failure of shareholders to appear to receive dividends; wrong bank details furnished for the purpose of dividends transfer in the registered person data.

Yields on the Issuer's bonds

(1) Type, series (class), form and other identifiers of securities:
Type of securities: ***bonds***
Series: ***01***
Type: ***interest-bearing***
Securities form: ***certificated bearer bonds***
Registration No.: ***4-01-00194-A***
Date of state registration of the issue: ***17.10.2001***
Date of state registration of the issue report: ***10.12.2001***
Number of securities of the issue: ***600,000***
Nominal value of each security: ***RUR 1,000***
Amount of securities of the issue in terms of nominal value: ***RUR 600,000,000***

Type of yield: ***coupon yield on the 1st coupon***
Reporting period (year, quarter), for which yields on the bonds of the issue were (are) paid: ***from the date of bonds placement commencement up to the 95th day from the date of placement commencement (16.11.2001 – 19.02.2002)***
Amount of yield payable on bonds of the issue in terms of money per bond of the issue: ***RUR 57.26***
Total amount of yield payable on the bonds of the issue in terms of money on all the bonds of the issue: ***RUR 34,356,000***
Form and other conditions of payment of yield on bonds: ***in Russian Rubles, in cashless manner***
Time specified for payment of yields on the bonds of the issue: ***one day (the 95th day from the bonds of the issue placement commencement)***
Total amount of yields paid on all the bonds of the issue over the reporting period, for which yields were paid: ***RUR 34,356,000***
Data on performance of the Issuer's obligations to pay yields: ***performed in full amount***

Type of yield: ***coupon yield on the 2nd coupon***
Reporting period (year, quarter), for which yields on the bonds of the issue were (are) paid: ***from the 95th up to the 186th day from the date of bonds of the issue placement commencement (19.02.2002 – 21.05.2002)***
Amount of yield payable on bonds of the issue in terms of money per bond of the issue: ***RUR 53.6***
Total amount of yield payable on the bonds of the issue in terms of money on all the bonds of the issue: ***RUR 32,160,000***
Form and other conditions of payment of yield on bonds: ***in Russian Rubles, in cashless manner***
Time specified for payment of yields on the bonds of the issue: ***one day (the 186th day from the date of bonds of the issue placement commencement)***
Total amount of yields paid on all the bonds of the issue over the reporting period, for which yields were paid: ***RUR 32,160,000***
Data on performance of the Issuer's obligations to pay yields: ***performed in full amount***

Type of yield: ***coupon yield on the 3rd coupon***
Reporting period (year, quarter), for which yields on the bonds of the issue were (are) paid: ***from the 186th up to the 368th day from the date of bonds of the issue placement commencement (21.05.2002 – 19.11.2002)***
Amount of yield payable on bonds of the issue in terms of money per bond of the issue: ***RUR 102.22***
Total amount of yield payable on the bonds of the issue in terms of money on all the bonds of the issue: ***RUR 61,332,000***
Form and other conditions of payment of yield on bonds: ***in Russian Rubles, in cashless manner***

Time specified for payment of yields on the bonds of the issue: ***one day (the 368th day from the date of bonds of the issue placement commencement)***
Total amount of yields paid on all the bonds of the issue over the reporting period, for which yields were paid: ***RUR 61,332,000***
Data on performance of the Issuer's obligations to pay yields: ***performed in full amount***

Type of yield: ***coupon yield on the 4th coupon***
Reporting period (year, quarter), for which yields on the bonds of the issue were (are) paid: ***from the 368th up to the 550th day from the date of bonds of the issue placement commencement (19.11.2002 – 20.05.2003)***
Amount of yield payable on bonds of the issue in terms of money per bond of the issue: ***RUR 89.75***
Total amount of yield payable on the bonds of the issue in terms of money on all the bonds of the issue: ***RUR 53,850,000***
Form and other conditions of payment of yield on bonds: ***in Russian Rubles, in cashless manner***
Time specified for payment of yields on the bonds of the issue: ***one day (the 550th day from the date of bonds of the issue placement commencement)***
Total amount of yields paid on all the bonds of the issue over the reporting period, for which yields were paid: ***RUR 53,850,000***
Data on performance of the Issuer's obligations to pay yields: ***performed in full amount***

Type of yield: ***coupon yield on the 5th coupon***
Reporting period (year, quarter), for which yields on the bonds of the issue were (are) paid: ***from the 550th up to the 732nd day from the date of bonds of the issue placement commencement (20.05.2003 – 18.11.2003)***
Amount of yield payable on bonds of the issue in terms of money per bond of the issue: ***RUR 89.75***
Total amount of yield payable on the bonds of the issue in terms of money on all the bonds of the issue: ***RUR 53,850,000***
Form and other conditions of payment of yield on bonds: ***in Russian Rubles, in cashless manner***
Time specified for payment of yields on the bonds of the issue: ***one day (the 732nd day from the date of bonds of the issue placement commencement)***
Total amount of yields paid on all the bonds of the issue over the reporting period, for which yields were paid: ***RUR 53,850,000***
Data on performance of the Issuer's obligations to pay yields: ***performed in full amount***

Redemption of the bonds of the issue
Amount that was payable per bond of the issue: ***RUR 1,000***
Total amount that was payable on all the bonds of the issue: ***RUR 600,000,000***
Form and other conditions of payment: ***in Russian Rubles, in cashless manner***
Time specified for payment (Redemption period for the bonds of the issue): ***one day (the 732nd day from the date of bonds of the issue placement commencement: 18.11.2003)***
Total amount paid on all the bonds of the issue: ***RUR 600,000,000***
Data on performance of the Issuer's obligations to redeem the bonds: ***performed in full amount***

(2) Type, series (class), form and other identifiers of securities:
Type of securities: ***bonds***
Series: ***02***
Type: ***interest-bearing***
Securities form: ***certificated bearer bonds***
State registration No.: ***4-02-00194-A***
Date of state registration: ***25.06.2002***
Date of state registration of the issue report: ***15.08.2002***
Number of securities of the issue: ***600,000***
Nominal value of each security of the issue: ***RUR 1,000***
Amount of securities of the issue in terms of nominal value: ***RUR 600,000,000***

Type of yield: ***coupon yield on the 1st coupon***
Reporting period (year, quarter), for which yields on the bonds of the issue were (are) paid: ***from the date of bonds placement commencement up to the 91st day from the date of placement commencement (23.07.2002 – 22.10.2002)***
Amount of yield payable on bonds of the issue in terms of money per bond of the issue: ***RUR 49.86***

Total amount of yield payable on the bonds of the issue in terms of money on all the bonds of the issue: ***RUR 29,916,000***
Form and other conditions of payment of yield on bonds: ***in Russian Rubles, in cashless manner***
Time specified for payment of yields on the bonds of the issue: ***one day (the 91st day from the date of bonds of the issue placement commencement)***
Total amount of yields paid on all the bonds of the issue over the reporting period, for which yields were paid: ***RUR 29,916,000***
Data on performance of the Issuer's obligations to pay yields: ***performed in full amount***

Type of yield: ***coupon yield on the 2nd coupon***
Reporting period (year, quarter), for which yields on the bonds of the issue were (are) paid: ***from the 91st up to the 273rd day from the date of placement commencement (22.10.2002 – 22.04.2003)***
Amount of yield payable on bonds of the issue in terms of money per bond of the issue: ***RUR 99.73***
Total amount of yield payable on the bonds of the issue in terms of money on all the bonds of the issue: ***RUR 59,838,000***
Form and other conditions of payment of yield on bonds: ***in Russian Rubles, in cashless manner***
Time specified for payment of yields on the bonds of the issue: ***one day (the 273rd day from the date of bonds of the issue placement commencement)***
Total amount of yields paid on all the bonds of the issue over the reporting period, for which yields were paid: ***RUR 59,838,000***
Data on performance of the Issuer's obligations to pay yields: ***performed in full amount***

Type of yield: ***coupon yield on the 3rd coupon***
Reporting period (year, quarter), for which yields on the bonds of the issue were (are) paid: ***from the 273rd up to the 456th day from the date of placement commencement (22.04.2003 - 22.10.2003)***
Amount of yield payable on bonds of the issue in terms of money per bond of the issue: ***RUR 90.25***
Total amount of yield payable on the bonds of the issue in terms of money on all the bonds of the issue: ***RUR 54,150,000***
Form and other conditions of payment of yield on bonds: ***in Russian Rubles, in cashless manner***
Time specified for payment of yields on the bonds of the issue: ***one day (the 456th day from the date of bonds of the issue placement commencement)***
Total amount of yields paid on all the bonds of the issue over the reporting period, for which yields were paid: ***RUR 54,150,000***
Data on performance of the Issuer's obligations to pay yields: ***performed in full amount***

Type of yield: ***coupon yield on the 4th coupon***
Reporting period (year, quarter), for which yields on the bonds of the issue were (are) paid: ***from the 456th up to the 638th day from the date of placement commencement (22.10.2003 - 21.04.2004)***
Amount of yield payable on bonds of the issue in terms of money per bond of the issue: ***RUR 89.75***
Total amount of yield payable on the bonds of the issue in terms of money on all the bonds of the issue: ***RUR 53,850,000***
Form and other conditions of payment of yield on bonds: ***in Russian Rubles, in cashless manner***
Time specified for payment of yields on the bonds of the issue: ***one day (the 638th day from the date of bonds of the issue placement commencement)***
Total amount of yields paid on all the bonds of the issue over the reporting period, for which yields were paid: ***RUR 53,850,000***
Data on performance of the Issuer's obligations to pay yields: ***performed in full amount***

Type of yield: ***coupon yield on the 5th coupon***

Reporting period (year, quarter), for which yields on the bonds of the issue were (are) paid: ***from the 638th up to the 821st day from the date of placement commencement (21.04.2004 - 21.10.2004)***
Amount of yield payable on bonds of the issue in terms of money per bond of the issue: ***RUR 80.22***
Total amount of yield payable on the bonds of the issue in terms of money on all the bonds of the issue: ***RUR 48,132,000***
Form and other conditions of payment of yield on bonds: ***in Russian Rubles, in cashless manner***
Time specified for payment of yields on the bonds of the issue: ***one day (the 821st day from the date of bonds of the issue placement commencement)***
Total amount of yields paid on all the bonds of the issue over the reporting period, for which yields were paid: ***RUR 48,132,000***
Data on performance of the Issuer's obligations to pay yields: ***performed in full amount***

Type of yield: ***coupon yield on the 6th coupon***
Reporting period (year, quarter), for which yields on the bonds of the issue were (are) paid: ***from the 821st up to the 1003rd day from the date of placement commencement (21.10.2004 - 21.04.2005)***
Amount of yield payable on bonds of the issue in terms of money per bond of the issue: ***RUR 79.78***
Total amount of yield payable on the bonds of the issue in terms of money on all the bonds of the issue: ***RUR 47,868,000***
Form and other conditions of payment of yield on bonds: ***in Russian Rubles, in cashless manner***
Time specified for payment of yields on the bonds of the issue: ***one day (the 1003rd day from the date of bonds of the issue placement commencement)***
Total amount of yields paid on all the bonds of the issue over the reporting period, for which yields were paid: ***RUR 47,868,000***
Data on performance of the Issuer's obligations to pay yields: ***performed in full amount***

Redemption of the bonds of the issue
Amount that was payable per bond of the issue: ***RUR 1,000***
Total amount that was payable on all the bonds of the issue: ***RUR 600,000,000***
Form and other conditions of payment: ***in Russian Rubles, in cashless manner***
Time specified for payment (Redemption period for the bonds of the issue): ***one day (the 1003rd day from the date of bonds of the issue placement commencement: 21.04.2005)***
Total amount paid on all the bonds of the issue: ***RUR 600,000,000***
Data on performance of the Issuer's obligations to redeem the bonds: ***performed in full amount***

(3) Type, series (class), form and other identifiers of securities:
Type of securities: ***bonds***
Series: ***03***
Type: ***interest-bearing***
Securities form: ***certificated bearer bonds***
State registration No.: ***4-18-00194-A***
Date of state registration: ***01.08.2003***
Date of state registration of the issue report: ***14.10.2003***
Number of securities of the issue: ***2,000,000***
Nominal value of each security of the issue: ***RUR 1,000***
Amount of securities of the issue in terms of nominal value: ***RUR 2,000,000,000***

Type of yield: ***coupon yield on the 1st coupon***
Reporting period (year, quarter), for which yields on the bonds of the issue were (are) paid: ***from the date of bonds placement commencement up to the 183rd day from the date of placement commencement (16.09.2003 – 17.03.2004)***
Amount of yield payable on bonds of the issue in terms of money per bond of the issue: ***RUR 61.92***
Total amount of yield payable on the bonds of the issue in terms of money on all the bonds of the issue: ***RUR 123,840,000***
Form and other conditions of payment of yield on bonds: ***in Russian Rubles, in cashless manner***

Time specified for payment of yields on the bonds of the issue: ***one day (the 183rd day from the date of bonds of the issue placement commencement)***
Total amount of yields paid on all the bonds of the issue over the reporting period, for which yields were paid: ***RUR 123,840,000***
Data on performance of the Issuer's obligations to pay yields: ***performed in full amount***

Type of yield: ***coupon yield on the 2nd coupon***
Reporting period (year, quarter), for which yields on the bonds of the issue were (are) paid: ***from the 183rd up to the 366th day from the date of placement commencement (17.03.2004 - 16.09.2004)***
Amount of yield payable on bonds of the issue in terms of money per bond of the issue: ***RUR 61.92***
Total amount of yield payable on the bonds of the issue in terms of money on all the bonds of the issue: ***RUR 123,840,000***
Form and other conditions of payment of yield on bonds: ***in Russian Rubles, in cashless manner***
Time specified for payment of yields on the bonds of the issue: ***one day (the 366th day from the date of bonds of the issue placement commencement)***
Total amount of yields paid on all the bonds of the issue over the reporting period, for which yields were paid: ***RUR 123,840,000***
Data on performance of the Issuer's obligations to pay yields: ***performed in full amount***

Type of yield: ***coupon yield on the 3rd coupon***
Reporting period (year, quarter), for which yields on the bonds of the issue were (are) paid: ***from the 366th up to the 549th day from the date of placement commencement (16.09.2004 - 18.03.2005)***
Amount of yield payable on bonds of the issue in terms of money per bond of the issue: ***RUR 61.92***
Total amount of yield payable on the bonds of the issue in terms of money on all the bonds of the issue: ***RUR 123,840,000***
Form and other conditions of payment of yield on bonds: ***in Russian Rubles, in cashless manner***
Time specified for payment of yields on the bonds of the issue: ***one day (the 549th day from the date of bonds of the issue placement commencement)***
Total amount of yields paid on all the bonds of the issue over the reporting period, for which yields were paid: ***123 840 000 RUR***
Data on performance of the Issuer's obligations to pay yields: ***performed in full amount***

Type of yield: ***coupon yield on the 4th coupon***
Reporting period (year, quarter), for which yields on the bonds of the issue were (are) paid: ***from the 549th up to the 731st day from the date of placement commencement (18.03.2005 - 16.09.2005)***
Amount of yield payable on bonds of the issue in terms of money per bond of the issue: ***RUR 61.58***
Total amount of yield payable on the bonds of the issue in terms of money on all the bonds of the issue: ***RUR 123,160,000***
Form and other conditions of payment of yield on bonds: ***in Russian Rubles, in cashless manner***
Time specified for payment of yields on the bonds of the issue: ***one day (the 731st day from the date of bonds of the issue placement commencement)***
Total amount of yields paid on all the bonds of the issue over the reporting period, for which yields were paid: ***RUR 123,160,000***
Data on performance of the Issuer's obligations to pay yields: ***performed in full amount***

Type of yield: ***coupon yield on the 5th coupon***
Reporting period (year, quarter), for which yields on the bonds of the issue were (are) paid: ***from the 731st up to the 913th day from the date of placement commencement (16.09.2005 - 17.03.2006)***
Amount of yield payable on bonds of the issue in terms of money per bond of the issue: ***RUR 61.58***
Total amount of yield payable on the bonds of the issue in terms of money on all the bonds of the issue: ***RUR 123,160,000***
Form and other conditions of payment of yield on bonds: ***in Russian Rubles, in cashless manner***
Time specified for payment of yields on the bonds of the issue: ***one day (the 913th day from the date of bonds of the issue placement commencement)***
Total amount of yields paid on all the bonds of the issue over the reporting period, for which yields were paid: ***RUR 123,160,000***

Data on performance of the Issuer's obligations to pay yields: ***performed in full amount***

Type of yield: ***coupon yield on the 6th coupon***
Reporting period (year, quarter), for which yields on the bonds of the issue were (are) paid: ***from the 913th up to the 1095th day from the date of placement commencement (17.03.2006 - 15.09.2006)***
Amount of yield payable on bonds of the issue in terms of money per bond of the issue: ***RUR 61.58***
Total amount of yield payable on the bonds of the issue in terms of money on all the bonds of the issue: ***RUR 123,160,000***
Form and other conditions of payment of yield on bonds: ***in Russian Rubles, in cashless manner***
Time specified for payment of yields on the bonds of the issue: ***one day (the 1095th day from the date of bonds of the issue placement commencement)***
Total amount of yields paid on all the bonds of the issue over the reporting period, for which yields were paid: ***RUR 123,160,000***
Data on performance of the Issuer's obligations to pay yields: ***performed in full amount***

Redemption of the bonds of the issue
Amount that was payable per bond of the issue: ***RUR 1,000***
Total amount that was payable on all the bonds of the issue: ***RUR 2,000,000,000***
Form and other conditions of payment: ***in Russian Rubles, in cashless manner***
Time specified for payment (Redemption period for the bonds of the issue): ***one day (the 1095th day from the date of bonds of the issue placement commencement: 15.09.2006)***
Total amount paid on all the bonds of the issue: ***RUR 2,000,000,000***
Data on performance of the Issuer's obligations to redeem the bonds: ***performed in full amount***

(4) Type, series (class), form and other identifiers of securities:
Type of securities: ***bonds***
Series: ***04***
Type: ***interest-bearing***
Securities form: ***certificated bearer bonds***
State registration No.: ***4-19-00194-A***
Date of state registration: ***29.06.2004***
Date of state registration of the issue report: ***12.10.2004***
Number of securities of the issue: ***7,000,000***
Number of securities of the issue actually placed: ***5,622,595***
Nominal value of each security of the issue: ***RUR 1,000***
Amount of securities of the issue in terms of nominal value: ***RUR 7,000,000,000***
Amount of the securities placed in terms of nominal value: ***RUR 5,622,595,000***

Type of yield: ***coupon yield on the 1st coupon***
Reporting period (year, quarter), for which yields on the bonds of the issue were (are) paid: ***from the date of bonds placement commencement up to the 183rd day from the date of placement commencement (17.08.2004 – 16.02.2005)***

Amount of yield payable on bonds of the issue in terms of money per bond of the issue: ***RUR 69.19***

Total amount of yield payable on the bonds of the issue in terms of money on all the bonds of the issue: ***RUR 389,027,348.05***
Form and other conditions of payment of yield on bonds: ***in Russian Rubles, in cashless manner***
Time specified for payment of yields on the bonds of the issue: ***one day (the 183rd day from the date of bonds of the issue placement commencement)***

Total amount of yields paid on all the bonds of the issue over the reporting period, for which yields were paid: ***RUR 389,027,348.05***
Data on performance of the Issuer's obligations to pay yields: ***performed in full amount***

Type of yield: ***coupon yield on the 2nd coupon***

Reporting period (year, quarter), for which yields on the bonds of the issue were (are) paid: ***from the 183rd up to the 366th day from the date of placement commencement (16.02.2005 - 18.08.2005)***

Amount of yield payable on bonds of the issue in terms of money per bond of the issue: ***RUR 69.19***
Total amount of yield payable on the bonds of the issue in terms of money on all the bonds of the issue: ***RUR 389,027,348.05***
Form and other conditions of payment of yield on bonds: ***in Russian Rubles, in cashless manner***
Time specified for payment of yields on the bonds of the issue: ***one day (the 366th day from the date of bonds of the issue placement commencement)***
Total amount of yields paid on all the bonds of the issue over the reporting period, for which yields were paid: ***RUR 389,027,348.05***
Data on performance of the Issuer's obligations to pay yields: ***performed in full amount***

Type of yield: ***coupon yield on the 3rd coupon***
Reporting period (year, quarter), for which yields on the bonds of the issue were (are) paid: ***from the 366th up to the 549th day from the date of placement commencement (18.08.2005 - 17.02.2006)***
Amount of yield payable on bonds of the issue in terms of money per bond of the issue: ***RUR 69.19***
Total amount of yield payable on the bonds of the issue in terms of money on all the bonds of the issue: ***RUR 389,027,348.05***
Form and other conditions of payment of yield on bonds: ***in Russian Rubles, in cashless manner***
Time specified for payment of yields on the bonds of the issue: ***one day (the 549th day from the date of bonds of the issue placement commencement)***
Total amount of yields paid on all the bonds of the issue over the reporting period, for which yields were paid: ***RUR 389,027,348.05***
Data on performance of the Issuer's obligations to pay yields: ***performed in full amount***

Type of yield: ***coupon yield on the 4th coupon***
Reporting period (year, quarter), for which yields on the bonds of the issue were (are) paid: ***from the 549th up to the 732nd day from the date of placement commencement (17.02.2006 – 19.08.2006)***
Amount of yield payable on bonds of the issue in terms of money per bond of the issue: ***RUR 69.19***
Total amount of yield payable on the bonds of the issue in terms of money on all the bonds of the issue: ***RUR 389,027,348.05***
Form and other conditions of payment of yield on bonds: ***in Russian Rubles, in cashless manner***
Time specified for payment of yields on the bonds of the issue: ***one day (the 732nd day from the date of bonds of the issue placement commencement)***
Total amount of yields paid on all the bonds of the issue over the reporting period, for which yields were paid: ***RUR 389,027,348.05***

Data on performance of the Issuer's obligations to pay yields: ***performed in full amount***

(5) Type, series (class), form and other identifiers of securities:
Type of securities: ***bonds***
Bond series: ***1-1***
Type: ***interest-bearing***
Bond form: ***registered non-certificated***
State registration number of the bond issue: ***4-14-00194-A***
Date of state registration: ***11.10.2002***
Date of state registration of the bond issue report: ***14.01.2003***
Number of securities of the issue: ***80,000***
Nominal value of each bond of the issue: ***RUR 50***
Amount of bond issue in terms of nominal value: ***RUR 4,000,000***
Number of securities of the issue actually placed: ***22,674***
Amount of securities placed in terms of nominal value: ***RUR 1,133,700***

Redemption of the bonds of the issue

Amount that was payable per bond of the issue: ***RUR 50***
Total amount that was payable on all the bonds of the issue: ***RUR 1,133,700***
Form and other conditions of payment: ***in the currency of the Russian Federation; to individuals – against submission of passport; to legal entities – upon duly executed application for bonds redemption***
Time specified for payment (Redemption period for the bonds of the issue): ***from 01.10.2002 to 01.10.2003***
Total amount paid on all the bonds of the issue: ***RUR 1,006,300***
Data on performance of the Issuer's obligations to redeem the bonds: ***obligation was not performed in full amount due to the following reasons: failure of securities holders to appear in the Issuer's office for the purpose of bonds redemption in spite of timely placement of the relevant information in mass media. Bonded loan, series "1-I" was a "telephone loan", and the main purpose of purchasing securities for bondholders was to get access to the telephone network.***

(6) Type, series (class), form and other identifiers of securities:
Type of securities: ***bonds***
Bond series: ***2-I***
Type: ***interest-bearing***
Bond form: ***registered non-certificated***
State registration number of the bond issue: ***4-15-00194-A***
Date of state registration: ***11.10.2002***
Date of state registration of the bond issue report: ***14.01.2003***
Number of securities of the issue: ***400,000***
Nominal value of each bond of the issue: ***RUR 50***
Amount of bond issue in terms of nominal value: ***RUR 20,000,000***
Number of securities of the issue actually placed: ***212,701***
Amount of securities placed in terms of nominal value: ***RUR 10,635,050***

Type of yield: ***interest yield***
Reporting period (year, quarter), for which yields on the bonds of the issue were (are) paid: ***2002***
Amount of yield payable on bonds of the issue in terms of money per bond of the issue: ***RUR 1***
Total amount of yield payable on the bonds of the issue in terms of money on all the bonds of the issue: ***RUR 212,661***
Form and other conditions of payment of yield on bonds: ***in the currency of the Russian Federation***
Time specified for payment of yields on the bonds of the issue: ***not specified***
Total amount of yields paid on all the bonds of the issue over the period, for which yield was paid: ***RUR 210,885***
Data on performance of the Issuer's obligations to pay yields: ***obligation was not performed in full amount due to the following reasons: failure of securities holders to appear in the Issuer's office to receive interest yield in spite of timely placement of the relevant information in mass media. Bonded loan, series "2-I" was a "telephone loan", and the main purpose of purchasing securities for bondholders was to get access to the telephone network, rather than to receive interest yield.***

Type of yield: ***interest yield***
Reporting period (year, quarter), for which yields on the bonds of the issue were (are) paid: ***2003***
Amount of yield payable on bonds of the issue in terms of money per bond of the issue: ***1 RUR***
Total amount of yield payable on the bonds of the issue in terms of money on all the bonds of the issue: ***RUR 212,651***
Form and other conditions of payment of yield on bonds: ***in the currency of the Russian Federation***
Time specified for payment of yields on the bonds of the issue: ***not specified***
Total amount of yields paid on all the bonds of the issue over the period, for which yield was paid: ***RUR 130,387***

Data on performance of the Issuer's obligations to pay yields: ***obligation was not performed in full amount due to the following reasons: failure of securities holders to appear in the Issuer's office to receive interest yield in spite of timely placement of the relevant information in mass media. Bonded loan, series "2-I" was a "telephone loan", and the main purpose of purchasing securities for bondholders was to get access to the telephone network, rather than to receive interest yield.***

Type of yield: ***interest yield***
Reporting period (year, quarter), for which yields on the bonds of the issue were (are) paid: ***2004***
Amount of yield payable on bonds of the issue in terms of money per bond of the issue: ***1 RUR***
Total amount of yield payable on the bonds of the issue in terms of money on all the bonds of the issue: ***RUR 212,641***
Form and other conditions of payment of yield on bonds: ***in the currency of the Russian Federation***
Time specified for payment of yields on the bonds of the issue: ***not specified***
Total amount of yields paid on all the bonds of the issue over the period, for which yield was paid: ***RUR 85,018***
Data on performance of the Issuer's obligations to pay yields: ***obligation was not performed in full amount due to the following reasons: low level of securities holders' appearance in the Issuer's office to receive interest yield in spite of timely placement of the relevant information in mass media. Bonded loan, series "2-I" was a "telephone loan", and the main purpose of purchasing securities for bondholders was to get access to the telephone network, rather than to receive interest yield.***

Type of yield: ***interest yield***
Reporting period (year, quarter), for which yields on the bonds of the issue were (are) paid: ***2005***
Amount of yield payable on bonds of the issue in terms of money per bond of the issue: ***RUR 1***
Total amount of yield payable on the bonds of the issue in terms of money on all the bonds of the issue: ***RUR 148,427***
Form and other conditions of payment of yield on bonds: ***in the currency of the Russian Federation***
Time specified for payment of yields on the bonds of the issue: ***not specified***
Total amount of yields paid on all the bonds of the issue over the period, for which yield was paid: ***RUR 19,548***
Data on performance of the Issuer's obligations to pay yields: ***obligation was not performed in full amount due to the following reasons: low level of securities holders' appearance in the Issuer's office to receive interest yield in spite of timely placement of the relevant information in mass media. Bonded loan, series "2-I" was a "telephone loan", and the main purpose of purchasing securities for bondholders was to get access to the telephone network, rather than to receive interest yield.***

Redemption of the bonds of the issue
Amount that was payable per bond of the issue: ***RUR 50***
Total amount that was payable on all the bonds of the issue: ***RUR 20,000,000***
Form and other conditions of payment: ***in the currency of the Russian Federation***
Time specified for payment (Redemption period for the bonds of the issue): ***from 01.08.2005 to 01.08.2006***
Total amount paid on all the bonds of the issue: ***RUR 13,539,975***
Data on performance of the Issuer's obligations to redeem the bonds: ***obligation was not performed in full amount due to bondholders' failure to appear in the Issuer's office to receive the bonds nominal value. Bonded loan, series "2-I" was a "telephone loan", and the main purpose of purchasing securities for bondholders was to get access to the telephone network out of turn.***

8.10. Other data

No other data is available.

END